P.E. 12/31/06

AR/S

ITT Educational Services, Inc. ITT

EDUCATION FOR THE FUTURE

1-13144

07048205



OPPORTUNITY
CHANGING LIVES

2006 Annual Report • 2007 Annual Meeting & Proxy Statement

On the cover:
Michael Santos graduated from the Lake Mary, Florida, ITT Technical Institute in 1995 with an Associate of Applied Science Degree in Computer-Aided DraftingTechnology.



To Our Shareholders

As of December 31, 2006, ITT Educational Services, Inc. operated 87 ITT Technical Institutes in 33 states with a total student enrollment of approximately 47,000. Our colleges offer associate, bachelor and master degree programs in six different schools of study: the School of Information Technology, the School of Electronics Technology, the School of Drafting and Design, the School of Business, the School of Criminal Justice and the School of Health Sciences.

In January 2007, we announced that Rene R. Champagne, our Chairman and Chief Executive Officer, has decided to step down as CEO on April 1, 2007 after having served as the company's CEO for more than 21 years. He will remain Chairman of our Board of Directors until January 31, 2008 when he plans to retire. Kevin M. Modany, our President and Chief Operating Officer, will succeed Mr. Champagne as our CEO on April 1, 2007.

This leadership transition has been ongoing for a number of years as part of our succession planning. Kevin has developed extensive knowledge of the company, the postsecondary education industry and the work force trends that will affect the higher education community over the next decade. He has been instrumental in the development and implementation of our growth strategy. We anticipate a seamless transition in leadership and maintain great confidence in the company's current and future prospects with Kevin at the helm.

In today's knowledge and skill driven business environment, higher education has never had a greater value or been more important. We believe that the demand will increase over the balance of this decade for a quality postsecondary education, like the programs of study offered at the ITT Technical Institutes. Occupational forecasts indicate that the demand for educated and skilled employees exceeds the supply of workers capable of fulfilling the needs of an increasingly sophisticated workplace. Our graduates should benefit from this work force demand, and the nation should benefit from the volume of ITT Technical Institute graduates.

Our performance in 2006 was strong, as outlined below and in more detail in the body of the Annual Report. In 2006, we also accelerated our geographic and programmatic growth initiatives, which should position the company well for continued success in 2007. Our strong performance was recognized by *Forbes Magazine*, which identified the company as one of its "200 Best Small Companies." Our achievements in 2006 were made possible by the dedication of our faculty and staff.

Enrollment Growth. As of December 31, 2006, total student enrollment increased 9.1 percent to 46,896 compared to 42,985 as of December 31, 2005.

Financial Performance. Revenue in 2006 increased 10.1 percent to $757.8 million compared to $688.0 million in 2005. Earnings per share (diluted) in 2006 increased 16.7 percent to $2.72 compared to $2.33 in 2005. In 2006, we repurchased 5.6 million shares of our common stock for $363.0 million or at an average share price of $64.74. In December 2006, we borrowed $150 million to allow us to continue repurchasing shares while maintaining compliance with certain financial ratios required by the U.S. Department of Education, state education authorities and our accrediting agency.

Left:
RENE R. CHAMPAGNE
Chairman and CEO

Right:
KEVIN M. MODANY
President and COO

GROWTH IN 2006


Revenue(a) ($ in millions)
$757.8
$688.0
$617.8
$522.9
$454.1
Operating Income ($ in millions)
$181.5
$165.4
$119.5
$94.5
$68.3
Operating Margin
24.0%
24.0%
19.3%
18.1%
15.0%
Net Income ($ in millions)
$118.5
$109.7
$75.3
$58.9
$43.9
Earnings Per Share (diluted)
$2.72
$2.33
$1.61
$1.27
$0.94

Geographic Expansion. We opened six new ITT Technical Institutes and five new learning sites in 2006 compared to four new institutes and three new learning sites in 2005. As of December 31, 2006, we operated 87 institutes and nine learning sites. We plan to open six to eight new locations in 2007 in order to serve a greater percentage of Americans who are interested in a quality, career-focused postsecondary education.

New Programs of Study. In 2006, we continued our efforts to diversify our program offerings by developing residence and online programs at different degree levels that address work force needs in both technology and non-technology fields of study, as follows:

- we created the School of Health Sciences, which is our sixth school of study;
- an associate degree program in Health Information Technology became the first program offered in the School of Health Sciences;
- we began offering a new bachelor degree program in Construction Management in the School of Drafting and Design;
- our first online technology program was unveiled in the form of an associate degree program in Information Systems Administration;
- we added five new options in our bachelor degree program in Business Administration:
  - Marketing;
  - Human Resources Management;
  - Finance;
  - Marketing Management; and
  - Project Management; and
- we added two new options in our bachelor degree program in Business Accounting Technology:
  - Financial Accounting; and
  - Internal Controls.

As we consider our 2007 prospects, we have assembled a very committed and dedicated team of employees who are focused on providing our students with a quality postsecondary education and the services that can help them prepare for careers in various fields. We believe that the fundamentals of the company are quite strong, and that we are well positioned to take advantage of the opportunities in the higher education marketplace. Our focus remains on maximizing long-term shareholder value by developing quality programs of study and offering them at an expanding number of locations in flexible and convenient formats to those students who desire to change their lives with the help of a postsecondary education offered at an ITT Technical Institute.

Rene R. Champagne

Rene R. Champagne
Chairman and CEO

Kevin M. Modany

Kevin M. Modany
President and COO

(a) The reclassification of tuition revenue with respect to students who withdraw reduced revenue and cost of educational services by $10.8 million in the year ended December 31, 2002. The reclassification had no impact on the company's total consolidated results reported in 2002.

ITT Educational Services, Inc.

2007 Annual Meeting Notice
Proxy Statement
and
2006 Annual Report to Shareholders

Table of Contents | **Page**

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	iii
PROXY STATEMENT	1
Record Date and Outstanding Shares	1
Voting	1
Quorum	2
Required Vote	2
Annual Report to Shareholders	2
Proxy Solicitation	2
PROPOSAL ONE: ELECTION OF FOUR DIRECTORS TO SERVE UNTIL THE 2010 ANNUAL MEETING OF SHAREHOLDERS AND UNTIL THEIR SUCCESSORS ARE ELECTED AND HAVE QUALIFIED	3
Nominees for Director	3
Directors Continuing in Office	4
Meetings, Independence and Committees of the Board of Directors	4
Compensation Committee Interlocks and Insider Participation	8
Compensation Committee Report	8
PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP TO SERVE AS ITT/ESI'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2007	9
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	10
Audit Committee Report	10
Audit Fees	10
Audit-Related Fees	11
Tax Fees	11
All Other Fees	12
Audit and Non-Audit Services Pre-Approval Policy	12
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	15
EXECUTIVE OFFICERS	15
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	17
Compensation Discussion and Analysis	17
Summary Compensation Table	35
Grants of Plan-Based Awards Table	41
Amount of Salary and Bonus in Proportion to Total Compensation	42
Employment Contracts	43
Non-Equity Incentive Plan	43
Equity Compensation and Qualified Savings Plans	43
Outstanding Equity Awards at Fiscal Year-End Table	55
Option Exercises and Stock Vested Table	56
Pension Benefits Table	57
Pension Plans	59
Nonqualified Deferred Compensation Plan Table	63
Nonqualified Deferred Compensation Plans	64
Potential Payments Upon Termination or Change In Control	66
Director Compensation Table	71
Director Compensation	76
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	80
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	83
SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING	85
ADDITIONAL INFORMATION	87
Code of Ethics	87

Table of Contents	**Page**
Transfer Agent Information	87
Shareholder Information	87
Annual Report to Shareholders	88
APPENDIX A – ITT EDUCATIONAL SERVICES, INC.'S CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE	A-1
APPENDIX B – ITT EDUCATIONAL SERVICES, INC.'S 2006 ANNUAL REPORT TO SHAREHOLDERS	B-1
2006 FINANCIAL STATEMENTS AND OTHER INFORMATION	B-1
BUSINESS	B-1
RISK FACTORS	B-15
MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PERFORMANCE GRAPH	B-28
SELECTED FINANCIAL DATA	B-30
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	B-31
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	B-46
CONTROLS AND PROCEDURES	B-46
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	B-48
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	B-49
CONSOLIDATED FINANCIAL STATEMENTS	B-51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	B-55
FINANCIAL STATEMENT SCHEDULE	B-74
QUARTERLY FINANCIAL RESULTS	B-75
DIRECTORS AND EXECUTIVE OFFICERS	B-76
OFFICER CERTIFICATIONS	B-77

ITT EDUCATIONAL SERVICES, INC.
13000 North Meridian Street
Carmel, IN 46032-1404

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 8, 2007

The 2007 Annual Meeting of Shareholders of ITT Educational Services, Inc. ("ITT/ESI") will be held at The Ritz-Carlton Pentagon City, 1250 South Hayes Street, Arlington, VA 22202, on Tuesday, May 8, 2007, at 9:00 a.m., local time, for the following purposes:

1. To consider and vote upon two proposals described in the accompanying Proxy Statement providing for:

   Proposal One: Election of four Directors to serve until the 2010 Annual Meeting of Shareholders and until their successors are elected and have qualified.

   Proposal Two: Ratification of the appointment of PricewaterhouseCoopers LLP to serve as ITT/ESI's independent registered public accounting firm for its fiscal year ending December 31, 2007.

2. To act upon such other matters that may properly come before the meeting.

All shareholders of record at the close of business on March 9, 2007 will be entitled to vote at the meeting.

It is important that your shares be represented at this meeting. Whether or not you expect to be present, please fill in, date, sign and return the enclosed proxy form in the accompanying addressed, postage-prepaid envelope. If you attend the meeting, you may revoke your proxy and vote in person.

By Order of the Board of Directors,

Clark D. Elwood
Senior Vice President, General Counsel and Secretary

ITT EDUCATIONAL SERVICES, INC.
13000 North Meridian Street
Carmel, IN 46032-1404

PROXY STATEMENT

Annual Meeting of Shareholders
May 8, 2007

This Proxy Statement and accompanying proxy are being sent to shareholders on or about March 23, 2007 in connection with the solicitation by the Board of Directors of ITT Educational Services, Inc. ("ITT/ESI," "we" or "us") of proxies to be voted at the 2007 Annual Meeting of Shareholders to be held at 9:00 a.m., local time, Tuesday, May 8, 2007, at The Ritz-Carlton Pentagon City, 1250 South Hayes Street, Arlington, VA 22202, for the purposes set forth in the accompanying Notice.

Record Date and Outstanding Shares

The accompanying proxy represents all of the shares of our common stock, $0.01 par value per share, you are entitled to vote at the meeting. Each of the shares of our common stock outstanding at the close of business on March 9, 2007, the record date for the meeting (the "Record Date"), is entitled to one vote at the meeting. Shareholders holding a majority of such shares must be present at the meeting, whether in person or by proxy, in order to constitute a quorum for the transaction of business. As of March 9, 2007, 40,693,607 shares of our common stock were issued and outstanding.

Voting

Clark D. Elwood and Daniel M. Fitzpatrick, the persons named as proxies on the proxy card accompanying this Proxy Statement, were selected by our Board of Directors to serve in such capacity. Messrs. Elwood and Fitzpatrick are both executive officers of ours. Shareholders of record may vote their shares of our common stock by attending the Annual Meeting and voting their shares in person, by completing the proxy card accompanying this Proxy Statement, signing and dating it and mailing it in the postage-prepaid envelope accompanying this Proxy Statement, or through the Internet or by telephone as described in the following paragraph. All shares of our common stock represented by properly delivered proxies received in time for the Annual Meeting will be voted at the Annual Meeting in the manner specified by the shareholder. If a written proxy card is signed by a shareholder and returned without instructions, the shares of our common stock represented by the proxy will be voted in accordance with the recommendations of our Board of Directors contained in this Proxy Statement. Our Board of Directors is not aware of any matters, other than those described below, which are to be voted on at the meeting. If any other matters are properly raised at the meeting, however, the persons named as proxies in the enclosed form of proxy intend to vote the proxy in accordance with their judgment on such matters.

As an alternative to mailing, shareholders of record may submit a proxy through the Internet or by telephone by following the instructions included with the proxy card accompanying this Proxy Statement. If you submit a proxy through the Internet or by telephone, please do not return the proxy card. You should be aware that in submitting a proxy through the Internet or by telephone, you may incur costs, such as telephone and Internet access charges, for which you will be responsible. The Internet voting facility and the telephone voting facility for shareholders of record will close at 11:59 p.m., eastern time, on May 7, 2007.

Each shareholder of record giving a proxy has the power to revoke it, at any time before the shares it represents are voted, by:

- delivering to our Secretary an instrument revoking the proxy;

- delivering a new proxy in writing, by telephone or over the Internet, dated after the date of the proxy being revoked; or
- attending the Annual Meeting and voting in person (attendance without casting a ballot will not, by itself, constitute revocation of a proxy).

Shareholders who hold their shares of our common stock in "street name," meaning in the name of a bank, broker or other person who is the record holder, must direct their bank or broker how to vote their shares by following the procedures of their bank or broker. Those shareholders must also follow the directions provided by their bank or broker if they desire to change their voting instructions.

Quorum

In order for business to be conducted at the Annual Meeting, a quorum must be present. A quorum will be present if the holders of a majority of the shares issued and outstanding as of the Record Date and entitled to vote are represented in person or by proxy at the Annual Meeting. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether a quorum is present. The election inspector will treat abstentions and broker non-votes (as defined below) as shares that are present for purposes of determining the presence of a quorum.

Required Vote

Election of Four Directors. A plurality of the shares of our common stock voted in person or by proxy is required to elect the nominees for Directors. A plurality means that the four nominees receiving the largest number of votes cast will be elected. Shareholders will not be allowed to cumulate their votes in the election of Directors. Abstentions and broker non-votes will not be considered as votes cast on this proposal and therefore will have no effect on the outcome of this proposal.

Ratification of the Appointment of the Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting is required to ratify the appointment by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP ("PWC") as our independent registered public accounting firm for our fiscal year ending December 31, 2007. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present and will be considered shares represented at the Annual Meeting. Accordingly, an abstention or broker non-vote will have the same effect as a vote against this proposal.

Annual Report to Shareholders

Our 2006 Annual Report to Shareholders for our fiscal year ended December 31, 2006, containing financial and other information pertaining to us, is being furnished to shareholders with this Proxy Statement.

Proxy Solicitation

Our officers, Directors and other employees may solicit proxies, without additional compensation, by telephone, electronic mail, facsimile or mail, or by meetings with shareholders or their representatives. We will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. We will pay all expenses of solicitation of proxies.

PROPOSAL ONE: ELECTION OF FOUR DIRECTORS TO SERVE UNTIL THE 2010 ANNUAL MEETING OF SHAREHOLDERS AND UNTIL THEIR SUCCESSORS ARE ELECTED AND HAVE QUALIFIED

Our Board of Directors currently consists of ten Directors divided into three classes. Two classes contain three Directors each and one class contains four Directors. The term of one class expires each year. Generally, each Director serves until the annual meeting of shareholders held in the year that is three years after the Director's election and thereafter until the Director's successor is elected and has qualified.

At the meeting, four Directors are to be elected to hold office for a three-year term to expire at the 2010 Annual Meeting of Shareholders and until their successors are elected and have qualified. The persons named in the accompanying proxy intend to vote such proxy for the election to the Board of Directors of Rene R. Champagne, John F. Cozzi, Kevin M. Modany and Thomas I. Morgan, four current Directors whose terms expire this year, unless you direct them to vote otherwise.

Each of the nominees has consented to serve as a Director. If for any reason a nominee should become unable or unwilling to accept nomination or election, the persons named in the accompanying proxy intend to vote the proxy for the election of such other person as our Board, upon the recommendation of the Nominating and Corporate Governance Committee, may select. Alternatively, our Board may reduce the number of Directors to eliminate the vacancy.

Our Board of Directors does not have a policy with respect to the Directors' attendance at our annual shareholder meetings, but all of our Directors are encouraged to attend those meetings. Our 2006 Annual Meeting of Shareholders was held on May 9, 2006, and six of the eight members of our Board of Directors at that time attended that meeting.

A brief summary of each Director's principal occupation, business affiliations and other information follows. Unless otherwise indicated, each Director's principal occupation has been the same for the past five years.

Nominees for Director

Term Expiring at the 2010 Annual Meeting.

Rene R. Champagne, age 65, has served as our Chairman since October 1994. Mr. Champagne will have served as our Chief Executive Officer from September 1985 until he steps down from that position effective April 1, 2007. Mr. Champagne has been a Director of ours since October 1985.

John F. Cozzi, age 45, has served as a managing director of AEA Investors LLC, a private equity firm, since January 2004. Mr. Cozzi served as a managing director of Arena Capital Partners, LLC, a private equity firm, from May 1999 through December 2003. Mr. Cozzi has been a Director of ours since October 2003.

Kevin M. Modany, age 40, will begin serving as our Chief Executive Officer on April 1, 2007. He has served as our President since April 2005. From April 2005 until his promotion to our Chief Executive Officer becomes effective on April 1, 2007, Mr. Modany also will have served as our Chief Operating Officer. From January 2003 through May 2005, he served as our Chief Financial Officer. From July 2002 through April 2005, Mr. Modany served as a Senior Vice President of ours. From June 2002 through December 2002, he served as our Director of Finance. Mr. Modany served as chief financial officer, chief operating officer and director of Cerebellum Software, Inc., a software development and professional services company, from October 2000 through May 2002. Mr. Modany has been a Director of ours since July 2006.

Thomas I. Morgan, age 53, served as chief executive officer of Hughes Supply, Inc. ("Hughes"), a diversified wholesale distributor of construction, repair and maintenance-related products, from May 2003 until his retirement in March 2006. Mr. Morgan also served as president of Hughes from March 2001 through April 2003. He is also a director of Rayonier, Inc., Waste Management, Inc. and Tech Data Corporation. Mr. Morgan has been a Director of ours since May 2006.

The Board of Directors recommends a vote FOR each of the nominees listed above.

Directors Continuing in Office

Term Expiring at the 2008 Annual Meeting.

John E. Dean, age 56, is an attorney who has specialized in higher education law since April 1985. Mr. Dean has been a partner at the Law Offices of John E. Dean since June 2005. He was a partner of the Dean Blakey law firm from June 2002 through May 2005. Mr. Dean was a partner at the Dean, Blakey & Moskowitz law firm from July 1995 through May 2002. Mr. Dean has also served as a principal of Washington Partners, LLC, a public affairs firm, since June 2002. Mr. Dean has been a Director of ours since December 1994.

James D. Fowler, Jr., age 62, served as senior vice president and director, human resources of ITT Industries, Inc., an industrial, commercial machinery and equipment company now known as ITT Corporation, from November 2000 until his retirement in October 2002. Mr. Fowler has been a Director of ours since April 1994.

Vin Weber, age 54, has been a partner at Clark & Weinstock Inc., a management and public policy consulting firm, since 1994. He is also chairman of the National Endowment for Democracy, a public interest group. Mr. Weber is a senior fellow at the University of Minnesota's Humphrey Institute of Public Affairs and co-director of the Institute's Policy Forum. He is also a director of Lenox Group, Inc. Mr. Weber has been a Director of ours since December 1994.

Term Expiring at the 2009 Annual Meeting.

Joanna T. Lau, age 48, has served as chairperson and chief executive officer of Lau Acquisition Corporation (doing business as LAU Technologies), a management consulting and investment firm, since March 1990. She is also a director of TD Banknorth Inc. Ms. Lau has been a Director of ours since October 2003.

Samuel L. Odle, age 57, has served as president and chief executive officer of Methodist Hospital ("MH") and Indiana University Hospital ("IUH") and executive vice president of Clarian Health Partners ("Clarian"), an Indianapolis-based private, non-profit healthcare organization comprised of MH, IUH and Riley Hospital for Children, since July 2004. Mr. Odle served as chief administrative officer of MH and senior vice president of Clarian from January 1997 through June 2004. Mr. Odle has been a Director of ours since January 2006.

John A. Yena, age 66, has served as chairman of the board of Johnson & Wales University ("J&W"), a postsecondary educational institution, since June 2004. Mr. Yena served as president and chief executive officer of J&W from June 1989 through May 2004. He is also a director of Bancorp Rhode Island, Inc. Mr. Yena has been a Director of ours since May 2006.

Meetings, Independence and Committees of the Board of Directors

Meetings. During 2006, there were six regular meetings of the Board of Directors. During 2006, each of the Directors attended 75% or more of the aggregate number of meetings of the Board of Directors and the standing Board committees on which he or she served.

Independent Directors. Our Board of Directors currently contains eight non-employee Directors: Messrs. Cozzi, Dean, Fowler, Morgan, Odle, Weber and Yena, and Ms. Lau. During 2006, our Board of Directors included two other non-employee Directors: Mr. Rand V. Araskog and Mr. Harris N. Miller. As permitted by the rules of the New York Stock Exchange ("NYSE"), our Board of Directors has adopted categorical standards to assist it in making determinations of independence. Any transactions, relationships or arrangements that we may have with any of our Directors are immaterial, so long as none of those transactions, relationships or arrangements caused the Director to violate any of our categorical standards of independence. Our categorical standards of independence are attached to this Proxy Statement as Appendix A. They are also contained in Section 5 of our Corporate Governance Guidelines and posted on our website at www.ittesi.com. Our Board of Directors has determined that each of our current non-employee Directors is independent, and each of the non-employee Directors in 2006 was independent, pursuant to our categorical standards of independence and in accordance with Section 303A.02 of the NYSE Listed Company Manual. In the application of our categorical standards of independence to determine the independence of each non-employee Director for service on our Board of Directors and on its Audit, Compensation, and Nominating and Corporate Governance Committees, there were no transactions, relationships or arrangements with our non-employee Directors that were required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 ("1934 Act"), or if not disclosed, that our Board needed to consider.

The non-employee Directors on our Board of Directors meet at regularly scheduled executive sessions without our management. The Directors on our Board of Directors who are determined to be independent meet by themselves in executive session at least once annually. Our Board of Directors has chosen Joanna T. Lau to preside over the executive sessions of our non-employee and independent Directors in 2007 ("Presiding Director"). Interested parties may send communications to the non-employee Directors, independent Directors or the entire Board of Directors by e-mail to PresidingDirector@ittesi.com or by regular mail addressed to:

ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Attention: Presiding Director

Although such communications are available to any Director who wishes to review them, our General Counsel initially reviews all communications and forwards to the Presiding Director those communications that meet certain criteria set by the non-employee Directors.

Committees. The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee. Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the 1934 Act. Our Board of Directors has adopted a written charter for the Audit Committee, a current copy of which may be obtained from our website at www.ittesi.com. The functions of the Audit Committee are to assist the Board of Directors in its oversight of:

- the integrity of our financial statements and other financial information provided by us to any governmental body or the public;
- our compliance with legal and regulatory requirements;
- our systems of internal controls regarding finance, accounting, legal compliance and ethics that our management and the Board of Directors establish;
- our auditing, accounting and financial reporting processes generally;
- the qualifications, independence and performance of our independent registered public accounting firm; and
- the performance of our compliance and internal audit functions.

The Audit Committee also performs other functions as detailed in the Audit Committee's charter, including, without limitation, appointing, compensating, retaining and overseeing our independent registered public accounting firm and pre-approving all services to be provided to us by our independent registered public accounting firm.

The Audit Committee held five meetings during 2006. The members of the Audit Committee in 2006 through January 9, 2006 were John F. Cozzi, John E. Dean and Harris N. Miller. At the next Audit Committee meeting on January 23, 2006, following Mr. Miller's resignation from the Board of Directors on January 9, 2006, the members of the Audit Committee were John F. Cozzi, John E. Dean and Vin Weber. The members of the Audit Committee from January 24, 2006 through May 8, 2006 were John F. Cozzi, John E. Dean, Samuel L. Odle and Vin Weber. The current members of the Audit Committee have been members since May 9, 2006 and include John F. Cozzi, John E. Dean, Thomas I. Morgan and John A. Yena. Our Board of Directors has determined that John F. Cozzi is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K under the 1934 Act, and is independent pursuant to our categorical standards of independence, Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 of the 1934 Act. Each of the current members of the Audit Committee is independent and each of the members of the Audit Committee in 2006 was independent, pursuant to Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 of the 1934 Act.

Compensation Committee. Our Board of Directors has a written charter for the Compensation Committee. A current copy of the charter may be obtained from our website at www.ittesi.com. The functions of the Compensation Committee, which are set forth in the Committee's charter, are to discharge the Board of Directors' responsibilities relating to compensation of our Directors and officers. The Compensation Committee has overall responsibility and authority for approving and evaluating our Director and officer compensation plans, policies and programs. The Compensation Committee also performs other functions as detailed in the Compensation Committee's charter. The Committee's charter provides that it may delegate some or all of its responsibility and authority to subcommittees and/or our executive officers when the Compensation Committee deems the delegation to be appropriate. The elements of the compensation program for our executives presently consist of base salary, non-equity incentive compensation, equity-based compensation, qualified retirement savings, pension benefits, nonqualified deferred compensation, perquisites, employee benefits, and potential payments upon termination of employment, change in employment responsibilities or a change in control of us. See "Compensation of Executive Officers and Directors—Compensation Discussion and Analysis." Each element is determined by the Compensation Committee with the assistance of a compensation consultant, upon the recommendation of our Chief Executive Officer, except for each element of our Chief Executive Officer's compensation, which is determined solely by the Compensation Committee with the assistance of a compensation consultant.

The elements of the compensation program for our non-employee Directors presently consist of an annual retainer, equity-based compensation, nonqualified deferred compensation, perquisites and potential payments upon termination of services as a non-employee Director or a change in control of us. See "Compensation of Executive Officers and Directors—Director Compensation." Each element is determined by the Compensation Committee with the assistance of a compensation consultant and our Chief Executive Officer.

The compensation consulting firm used by the Compensation Committee is Mercer Human Resource Consulting ("Mercer"). Mercer is retained directly by the Compensation Committee and has helped the Compensation Committee develop an appropriate agenda for performing the Compensation Committee's responsibilities. In this regard, Mercer advises and assists the Compensation Committee:

- in determining the appropriate objectives and goals of our executive and Director compensation programs;
- in designing compensation programs that fulfill those objectives and goals;
- regarding the external and internal equity of our executive officers' total compensation and the primary components of that compensation;
- in evaluating the effectiveness of our compensation programs;
- in identifying appropriate pay positioning strategies and pay levels in our executive compensation program; and
- in identifying comparable companies and compensation surveys for the Compensation Committee to use to benchmark the appropriateness and competitiveness of our executive compensation program.

The Compensation Committee has retained Mercer as an outside advisor to provide information and objective advice regarding executive compensation. All of the decisions with respect to our executive compensation, however, are made by the Compensation Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer. Mercer may, from time to time, contact our executive officers for information necessary to fulfill its assignment and may make reports and presentations to and on behalf of the Compensation Committee that our executive officers also receive. We did not have any other business relationship with Mercer during 2006.

The Compensation Committee held three meetings during 2006. The members of the Compensation Committee in 2006 through January 22, 2006 were Rand V. Araskog, James D. Fowler, Jr., Joanna T. Lau and Vin Weber. The members of the Compensation Committee from January 23, 2006 through May 9, 2006 were Rand V. Araskog, James D. Fowler, Jr. and Joanna T. Lau. The current members of the Compensation Committee have been members since May 9, 2006 and include James D. Fowler, Jr., Joanna T. Lau, Samuel L. Odle and Vin Weber. Each of the current members of the Compensation Committee is independent and each of the members of the Compensation Committee in 2006 was independent, pursuant to our categorical standards of independence and Section 303A.02 of the NYSE Listed Company Manual.

Nominating and Corporate Governance Committee. Our Board of Directors has a written charter for the Nominating and Corporate Governance Committee. A current copy of the charter may be obtained from our website at www.ittesi.com. The functions of the Nominating and Corporate Governance Committee, which are detailed in its charter, are to:

- assist the Board of Directors by identifying individuals qualified to become Directors, and recommend to the Board of Directors the Director nominees for each annual meeting of shareholders;
- develop and recommend to the Board the Corporate Governance Guidelines applicable to us;
- lead the Board of Directors in its annual review of the Board of Directors' performance; and
- recommend to the Board of Directors Board members for each standing Board committee.

The Nominating and Corporate Governance Committee held three meetings during 2006. The members of the Nominating and Corporate Governance Committee in 2006 through January 22, 2006 were Rand V. Araskog, James D. Fowler, Jr., Joanna T. Lau and Vin Weber. The members of the Nominating and Corporate Governance Committee from January 23, 2006 through May 9, 2006 were Rand V. Araskog, James D. Fowler, Jr. and Joanna T. Lau. The current members of the Nominating and Corporate Governance Committee have been members since May 9, 2006 and include James D. Fowler, Jr., Joanna T. Lau, Samuel L. Odle and Vin Weber. Each of the current members of the Nominating and Corporate Governance Committee is independent and each of the members of the Nominating and Corporate Governance Committee in 2006 was independent, pursuant to our categorical standards of independence and Section 303A.02 of the NYSE Listed Company Manual.

The Nominating and Corporate Governance Committee will consider Director candidates recommended by our shareholders. A shareholder who wishes to recommend a Director candidate for consideration by the Nominating and Corporate Governance Committee should send the recommendation to our Secretary at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, Indiana 46032-1404, who will forward it to the Committee. Any such recommendation should include a description of the candidate's qualifications for Board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the shareholder and the candidate for more information. A shareholder who wishes to nominate an individual as a Director candidate at an annual meeting of shareholders, rather than recommend the individual to the Nominating and Corporate Governance Committee as a nominee, must comply with the advance notice requirements set forth in our By-Laws. See "Shareholder Proposals for 2008 Annual Meeting."

The Nominating and Corporate Governance Committee selects nominees for Directors on the basis of each candidate's broad experience, judgment, integrity, ability to make independent inquiries, understanding of our business environment and willingness to devote adequate time to the duties of our Board of Directors. The Nominating and Corporate Governance Committee identifies possible nominees for a Director who meet specified objectives in terms of the composition of our Board of Directors that are established by law, the NYSE and/or our Board of Directors, taking into account such factors as geographic, occupational, gender, race and age diversity. The only minimum specified qualities and skills that the Nominating and Corporate Governance Committee believes are necessary for one or more of our Directors to possess and the only specific standards for the overall structure and composition of our Board of Directors are those imposed by law and the NYSE or contained in our Corporate Governance Guidelines and the charters of the standing committees of our Board of Directors, such as independence, financial expertise and age.

The Nominating and Corporate Governance Committee utilizes various resources for identifying nominees for Directors, including, but not limited to, recommendations of our Directors, management and shareholders, the media, industry affiliations, government service and search firms. The Nominating and Corporate Governance Committee evaluates nominees for Directors by assessing the nominees' qualities, skills and potential contributions to our Board based on available information, against the qualities, skills and contributions sought and the current composition of our Board.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in 2006 through January 22, 2006 were Rand V. Araskog, James D. Fowler, Jr., Joanna T. Lau and Vin Weber. The members of the Compensation Committee from January 23, 2006 through May 9, 2006 were Rand V. Araskog, James D. Fowler, Jr. and Joanna T. Lau. The current members of the Compensation Committee have been members since May 9, 2006 and include James D. Fowler, Jr., Joanna T. Lau, Samuel L. Odle and Vin Weber. None of the Committee members during 2006 were:

- an officer or employee of ours;
- a former officer of ours; or
- involved in a relationship requiring disclosure as a related person transaction pursuant to Item 404 of Regulation S-K under the 1934 Act or as an interlocking executive officer/director pursuant to Item 407(e)(4)(iii) of Regulation S-K under the 1934 Act.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K under the 1934 Act with our management. Based on that review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in our Proxy Statement for our 2007 Annual Meeting of Shareholders for filing with the U.S. Securities and Exchange Commission ("SEC").

Compensation Committee
James D. Fowler, Jr.
Joanna T. Lau
Samuel L. Odle
Vin Weber

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP TO SERVE AS ITT/ESI'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2007

The Audit Committee of our Board of Directors has appointed PricewaterhouseCoopers LLP ("PWC") to serve as our independent registered public accounting firm for our fiscal year ending December 31, 2007. This firm has audited our financial statements since 1994. Although shareholder ratification of the selection of PWC to serve as our independent registered public accounting firm is not legally required, our Board of Directors has determined to afford our shareholders the opportunity to express their opinions on the matter of auditors and, accordingly, is submitting to our shareholders at the Annual Meeting a proposal to ratify the Audit Committee's appointment of PWC. If a majority of the shares represented at the Annual Meeting, in person or by proxy, are not voted in favor of the ratification of the appointment of PWC, the Audit Committee will consider the facts and circumstances surrounding the vote and may reconsider such appointment. Notwithstanding this selection, and the ratification of this selection by shareholders, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our best interests. A representative of PWC is not expected to be present at the meeting.

The Board of Directors recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for our fiscal year ending December 31, 2007.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Our management has the primary responsibility for our financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting. PWC, who is our independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. The Audit Committee has reviewed and discussed with our management and PWC the audited financial statements for our 2006 fiscal year. The Audit Committee also has reviewed and discussed with our management and PWC our management's report and PWC's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with PWC the matters required to be discussed by Statement on Auditing Standards Nos. 61 and 90 (Communication with Audit Committees). This discussion involved certain information relating to PWC's judgments about the quality, not just the acceptability, of our accounting principles and included such other matters as are required to be discussed with the Audit Committee under standards established by the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also received the written disclosures and the letter from PWC required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with PWC its independence from us and our management. In addition, the Audit Committee considered whether PWC's independence would be jeopardized by providing non-audit services to us.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors, and the Board has approved, that the audited financial statements for our 2006 fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the SEC.

Audit Committee
John F. Cozzi
John E. Dean
Thomas I. Morgan
John A. Yena

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended (the "1933 Act") or the 1934 Act that may incorporate future filings (including this Proxy Statement, in whole or in part), the preceding Audit Committee Report shall not be incorporated by reference in any such filings.

Audit Fees

In aggregate, PWC billed us $710,500 in fees for the following audit services rendered by PWC:

- auditing our annual consolidated financial statements for our 2006 fiscal year;
- reviewing our financial statements included in our Quarterly Reports on Form 10-Q which were filed with the SEC in our 2006 fiscal year;
- conducting internal control reviews and assisting with internal control reporting requirements in 2006;
- conducting statutory audits (such as federal and state student financial aid compliance audits) in 2006; and
- providing other audit services in connection with statutory and regulatory filings or engagements for our 2006 fiscal year.

In aggregate, PWC billed us $696,885 in fees for the following audit services rendered by PWC:

- auditing our annual consolidated financial statements for our 2005 fiscal year;
- reviewing our financial statements included in our Quarterly Reports on Form 10-Q which were filed with the SEC in our 2005 fiscal year;
- conducting internal control reviews and assisting with internal control reporting requirements in 2005;
- conducting statutory audits (such as federal and state student financial aid compliance audits) in 2005; and
- providing other audit services in connection with statutory and regulatory filings or engagements for our 2005 fiscal year.

Audit-Related Fees

In aggregate, PWC billed us $176,150 in fees for services rendered by PWC in 2006 that were related to the performance of the audit or review of our financial statements and are not reported above in "—Audit Fees." The nature of those services included, without limitation:

- re-auditing our annual consolidated financial statements in connection with the restatement of prior years' financial results;
- financial statement audits of our employee benefit plans; and
- assistance with respect to accounting, financial reporting and disclosure treatment of transactions or events, including:
  - consultations with us;
  - assistance with understanding and implementing related final and proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE; and
  - helping us assess the actual or potential impact of final or proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE.

In aggregate, PWC billed us $56,000 in fees for services rendered by PWC in 2005 that were related to the performance of the audit or review of our financial statements and are not reported above in "—Audit Fees." The nature of those services included, without limitation:

- financial statement audits of our employee benefit plans; and
- assistance with respect to accounting, financial reporting and disclosure treatment of transactions or events, including:
  - consultations with us;
  - assistance with understanding and implementing related final and proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE; and
  - helping us assess the actual or potential impact of final or proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE.

Tax Fees

In aggregate, PWC billed us $161,431 for tax services rendered by PWC in 2006. The nature of those services included, without limitation:

- the preparation and/or review of original and amended income, franchise and other tax returns, claims for refund and tax payment-planning services with respect to international, federal, state and local tax authorities;
- assistance with tax audits and appeals before federal, state and local tax authorities;
- tax advice and assistance related to employee benefit plans and statutory, regulatory or administrative developments, and tax credits and refund opportunities; and
- requests for rulings or technical advice from tax authorities.

In aggregate, PWC billed us $156,140 for tax services rendered by PWC in 2005. The nature of those services included, without limitation:

- the preparation and/or review of original and amended income, franchise and other tax returns, claims for refund and tax payment-planning services with respect to international, federal, state and local tax authorities;
- assistance with tax audits and appeals before federal, state and local tax authorities;
- tax advice and assistance related to employee benefit plans and statutory, regulatory or administrative developments, and tax credits and refund opportunities; and
- requests for rulings or technical advice from tax authorities.

All Other Fees

PWC billed us $0 in fees for services rendered by PWC in 2006 and 2005, other than the services reported above in "—Audit Fees," "—Audit-Related Fees" and "—Tax Fees."

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has adopted a policy that sets forth the procedures and conditions pursuant to which services proposed to be performed by our independent registered public accounting firm may be pre-approved by the Audit Committee. Under the Audit Committee's policy, unless a type of service has received pre-approval by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"), it requires specific pre-approval by the Audit Committee if it is to be provided by our independent registered public accounting firm.

For both types of pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether our independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with our business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance our ability to manage or control risk or improve audit quality. All such factors are considered as a whole, and no one factor is necessarily determinative.

In deciding whether to pre-approve any audit and non-audit services, the Audit Committee is also mindful of the relationship between fees for audit and non-audit services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services classified as all other services.

The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise and except that the pre-approvals related to an audit of our annual consolidated financial statements will last until that audit is completed. The Audit Committee annually reviews and pre-approves the services that may be provided by our independent registered public accounting firm without obtaining specific pre-approval. The Audit Committee may add to or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

The policy does not delegate the Audit Committee's responsibilities to pre-approve services performed by our independent registered public accounting firm to our management. The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated both types of pre-approval authority to the Chairperson of the Audit Committee with respect to any requests for services to be performed by our independent registered public accounting firm that cannot be delayed without inconvenience until the next scheduled Audit Committee meeting.

Pre-approval fee levels or budgeted amounts for all services to be provided by our independent registered public accounting firm are established annually by the Audit Committee. Any proposed services exceeding those levels or amounts require specific pre-approval by the Audit Committee.

All requests or applications for services to be provided by our independent registered public accounting firm that do not require specific approval by the Audit Committee are submitted to our Chief Financial Officer and must include a detailed description of the services to be rendered. Our Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both our independent registered public accounting firm and Chief Financial Officer.

All of the fees reported above in "—Audit Fees," "—Audit-Related Fees" and "—Tax Fees" for services rendered by PWC in our 2006 fiscal year were pre-approved by the Audit Committee.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Audit services include all services performed to comply with the PCAOB's standards, including, without limitation, the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by our independent registered public accounting firm to be able to form an opinion on our consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services also include the attestation engagement for the independent registered public accounting firm's report on management's report on internal control over financial reporting. The Audit Committee monitors the audit services engagement as necessary and also approves, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, our structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval of other audit services, which are those services that only our independent registered public accounting firm reasonably can provide. Other audit services include:

- statutory audits (such as federal and state student financial aid compliance audits) or financial audits for our subsidiaries or affiliates;
- services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings; and
- consultations with our management concerning accounting, financial reporting or treatment of transactions or events.

Any audit services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All other audit services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent registered public accounting firm. Since the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others:

- due diligence services pertaining to potential business acquisitions or dispositions;

- consultations concerning accounting, financial reporting or disclosure treatment of transactions or events not classified as "audit services";
- assistance with understanding and implementing new and proposed accounting and financial reporting guidance from rulemaking authorities;
- financial statement audits of employee benefit plans;
- assistance with assessing the actual or potential impact of final or proposed rules, standards or interpretations;
- agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters;
- internal control reviews and assistance with internal control reporting requirements;
- attest services not required by statute or regulation;
- information systems reviews not performed in connection with the financial statement audit;
- subsidiary or equity investee audits not required by statute or regulation that are incremental to the audit of the consolidated financial statements;
- review of the effectiveness of the internal audit function;
- general assistance with understanding and implementing requirements of SEC rules and stock exchange listing standards; and
- consultations and audits in connection with acquisitions.

Any audit-related services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All other audit-related services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

Tax services include tax compliance, planning and advice, as well as tax only valuation services, including transfer pricing and cost segregation. Since the Audit Committee believes that the provision of tax services does not impair our independent registered public accounting firm's independence, and the SEC has stated that the independent registered public accounting firm may provide such services, the Audit Committee believes it may grant general pre-approval to tax services. The Audit Committee will not permit the retention of the independent registered public accounting firm in connection with a transaction initially recommended by our independent registered public accounting firm, the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code of 1986, as amended (the "IRC") and related regulations. The Audit Committee will consult with our Chief Financial Officer or outside counsel to determine that the tax planning and reporting positions are consistent with the policy.

Any tax services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All tax services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

The Audit Committee believes, based on the SEC's rules prohibiting the independent registered public accounting firm from providing specific non-audit services, that other types of non-audit services are permitted. Accordingly, the Audit Committee believes it may grant general pre-approval to those permissible non-audit services classified as all other services that it believes are routine and recurring services, would not impair the independence of our independent registered public accounting firm and are consistent with the SEC's rules on auditor independence.

Any other services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All other services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our executive officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership with the SEC. These persons also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received by us, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during 2006, all of our executive officers, Directors and greater than 10% shareholders complied with all applicable filing requirements.

EXECUTIVE OFFICERS

Name	Age	Position
Rene R. Champagne	65	Chairman and Chief Executive Officer
Kevin M. Modany	40	President and Chief Operating Officer
Jeffrey R. Cooper	55	Senior Vice President, Chief Compliance Officer
Clark D. Elwood	46	Senior Vice President, General Counsel and Secretary
Nina F. Esbin	50	Senior Vice President, Human Resources
Eugene W. Feichtner	51	Senior Vice President, Operations
Daniel M. Fitzpatrick	47	Senior Vice President, Chief Financial Officer
William J. Gorge	41	Senior Vice President, Business Development

Rene R. Champagne has served as our Chairman since October 1994. Mr. Champagne will have served as our Chief Executive Officer from September 1985 until he steps down from that position effective April 1, 2007. Mr. Champagne has been a Director of ours since October 1985.

Kevin M. Modany will begin serving as our Chief Executive Officer on April 1, 2007. He has served as our President since April 2005. From April 2005 until his promotion to our Chief Executive Officer becomes effective on April 1, 2007, Mr. Modany also will have served as our Chief Operating Officer. From January 2003 through May 2005, he served as our Chief Financial Officer. From July 2002 through April 2005, Mr. Modany served as a Senior Vice President of ours. From June 2002 through December 2002, he served as our Director of Finance. Mr. Modany served as chief financial officer, chief operating officer and director of Cerebellum Software, Inc., a software development and professional services company, from October 2000 through May 2002. Mr. Modany has been a Director of ours since July 2006.

Jeffrey R. Cooper has served as our Senior Vice President, Chief Compliance Officer since November 2004. Mr. Cooper served as vice president of Great American Financial Resources, Inc. ("GAFR"), the holding company for the annuity and life insurance operations of American Financial Group, from June 1999 through October 2004, and as chief compliance officer of GAFR from June 1997 through October 2004.

Clark D. Elwood has served as a Senior Vice President of ours since December 1996, as our Secretary since October 1992 and as our General Counsel since May 1991.

Nina F. Esbin has served as our Senior Vice President, Human Resources since January 2004. From January 2003 through December 2003, she served as our Vice President, Director Human Resources. Ms. Esbin was self-employed as a human resources consultant from December 2001 through December 2002.

Eugene W. Feichtner has served as our Senior Vice President, Operations since March 2004. From March 2002 through February 2004, he served as our Vice President, National Operations Director. Mr. Feichtner served as a District Manager of ours from June 1989 through February 2002.

Daniel M. Fitzpatrick has served as our Senior Vice President, Chief Financial Officer since June 2005. From July 1998 through May 2005, he served as senior vice president and controller of Education Management Corporation, a provider of postsecondary education.

William J. Gorge has served as our Senior Vice President, Business Development since August 2006. From April 2005 through July 2006, he served as vice president, human resources of Guidant Sales Corp. ("GSC"), a subsidiary of Guidant Corporation, a developer, manufacturer and marketer of medical devices. Mr. Gorge served as vice president, finance and strategy of GSC from July 2002 through March 2005, and managing director, Guidant Australia and New Zealand from October 2000 through June 2002.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Overview. This discussion explains the compensation program for our executives, including the Named Executive Officers. The Named Executive Officers include:

- all individuals who served as our Chief Executive Officer, who is our principal executive officer, during the last completed fiscal year;
- all individuals who served as our Chief Financial Officer, who is our principal financial officer, during the last completed fiscal year;
- our three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as our executive officers at the end of the last completed fiscal year; and
- up to two additional individuals who would have been included in our three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, if they had still been serving as our executive officers at the end of the last completed fiscal year.

The discussion describes the following:

- the objectives of our compensation program;
- what our compensation program is designed to reward and not reward;
- each element of compensation;
- why we choose to pay each compensation element;
- how we determine the amount to pay and, where applicable, the formula with respect to each compensation element; and
- how each compensation element and our decisions regarding that element relate to our overall compensation objectives and affect our decisions regarding other compensation elements.

The Compensation Committee of our Board of Directors has overall responsibility and authority for approving and evaluating the compensation programs and policies pertaining to our executives and Directors.

Each year, the Compensation Committee reviews all elements of all of our executive officers' compensation and the internal pay equity of our Chief Executive Officer's compensation compared to our other executive officers' compensation. Based on its review of all of the elements of our executive officers' compensation, the Compensation Committee found the compensation paid to our executive officers in 2006 to be reasonable and effective in promoting the Committee's compensation objectives, as described below. See "—*Compensation Objectives*."

The Compensation Committee considers the value that could be realized by the Named Executive Officers from compensation paid to them in prior years, such as gains on prior stock option awards. The Compensation Committee recognizes, however, that the realization of the value from prior equity-based compensation is a function of the personal investment decisions made by the Named Executive Officers. Therefore, the Committee does not factor in the value realized from prior equity-based compensation awards granted to the Named Executive Officers in setting any of the subsequent compensation to be paid to the Named Executive Officers.

The primary items of our financial and operating results that the Compensation Committee currently takes into account in establishing our compensation policies and making compensation decisions include:

- our adjusted earnings per share;
- our total student enrollment;
- our Free Cash Flow (as defined below);

- our graduate employment rate; and
- the share price of our common stock.

The Compensation Committee may and does directly retain consultants from independent compensation consulting firms to provide advice on aspects of our executive and Director compensation programs. The Committee may and does request written reports or hold private meetings with such consultants in order to obtain independent opinions on compensation proposals. The independent consultants help the Committee determine the amount and, where applicable, the formula for each element of the compensation program for each executive. The independent compensation consulting firm that is retained currently by the Compensation Committee is Mercer. See "Proposal One: Election of Four Directors to Serve Until the 2010 Annual Meeting of Shareholders and Until Their Successors are Elected and have Qualified—Meetings, Independence and Committees of the Board of Directors—*Committees.*"

The Committee has met, and will continue to meet, in executive sessions which are not attended by any of our employees. The Committee regularly reports its activities to our Board of Directors. The Compensation Committee met in executive session in January 2007 to review the overall performance of our Chief Executive Officer during 2006, particularly with respect to our long range strategies and the achievement of both financial and non-financial goals and objectives. Consideration was given to our Chief Executive Officer's role in building shareholder value and improving the shareholders' return on invested capital. The Compensation Committee also met with our Chief Executive Officer to review the overall performance of the other Named Executive Officers during 2006. The Committee reviewed a tally of the total compensation received by each of the Named Executive Officers in 2006 and information from Mercer.

Compensation Objectives. The Compensation Committee is guided by the following objectives in determining the compensation of our executives:

- *Competition*. The Committee believes that compensation should reflect the competitive marketplace in order for us to attract, retain and motivate talented executives.
- *Accountability for Business Performance*. Compensation should be tied in part to our financial and operating results in order for us to hold our executives accountable, through their compensation, for our performance.
- *Accountability for Individual Performance*. Compensation should be tied in part to the executive's performance to encourage and reflect individual contributions to our performance.
- *Alignment with Shareholder Interests*. Compensation should be tied in part to increases in the price of our common stock through equity-based compensation awards in order to align the executives' interests with those of our shareholders.
- *Independence*. An independent committee of our Board of Directors, with the assistance of an independent compensation consultant that is retained by and reports directly to the Committee, is responsible for reviewing and establishing the compensation for all of our executives.

Design. The Compensation Committee has determined that our continued success is due in part to our skilled executives. In setting and administering the compensation program and policies for our executives, the Committee attempts to target the total direct compensation of our executives, which includes both the stable and performance-based elements, to the seventy-fifth percentile of the range of compensation provided to executives of publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size (i.e., revenue). The seventy-fifth percentile of the range is targeted in order to attract and retain a higher than average level of executive, who is tasked with producing financial and operational results that are higher than average. The publicly traded companies used for these comparisons vary from time to time based on their and our operations and size. In 2006, the comparator companies within our industry that the Compensation Committee used to benchmark the appropriateness and competitiveness of our executive compensation program were as follows:

- Apollo Group, Inc.;

- Career Education Corp.;
- Concorde Career Colleges, Inc.;
- Corinthian Colleges, Inc.;
- DeVry, Inc.;
- Education Management Corp.;
- Laureate Education, Inc.;
- Learning Tree International, Inc.;
- Strayer Education, Inc.; and
- Universal Technical Institute, Inc.

To determine the range of compensation, the Compensation Committee combined the compensation data of the comparator companies within our industry with summary statistics of compensation data obtained from executive compensation surveys of hundreds of companies in other industries that are comparable to us in terms of size.

Our executive compensation program is designed to attract, retain and motivate skilled executives and to provide incentives which vary upon the attainment of short-term and long-term performance goals. The goal of the compensation program for our executives is to reward each of our executives based on the short- and long-term performance of both the executive and us. Under this pay-for-performance philosophy, the better the performance, the greater the increase in shareholder value and compensation that should result.

The total compensation paid to the Named Executive Officers depends on both the executive's individual performance and our financial and operating performance. The potential value of the performance-based compensation elements, such as non-equity incentive compensation awards and equity-based compensation awards, is based entirely on improving our financial and operating results. See "—*Compensation Elements*." For example, the four performance factors under our 2006 Executive Bonus Parameters were Adjusted EPS (as defined below), total student enrollment, Free Cash Flow and graduate employment rate. In addition, the most recent equity-based compensation awards granted to the Named Executive Officers were nonqualified stock options, the value of which depends entirely on how much the share price of our common stock rises.

The Compensation Committee attempts to target the total direct compensation of our executives to the seventy-fifth percentile of the range of compensation provided to executives of publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size. The value of particular compensation elements as a percentage of the total direct compensation amount paid to our executives, however, may differ from the value of those particular compensation elements that is paid to executives at other companies. The Compensation Committee believes that its goal for the compensation program can best be achieved by paying our executives:

- a reasonable amount of stable compensation (in the form of base salary, employee benefits, perquisites, qualified retirement savings and nonqualified deferred compensation) to help them maintain a reasonable standard of living and provide for their families, so that they can focus their energies and efforts on our financial and operating performance and increasing shareholder value; and
- performance-based compensation (in the form of non-equity incentive compensation awards and equity-based compensation awards) to help motivate them to achieve our financial and operating goals and increase shareholder value by conditioning a significant portion of their total compensation on producing the individual and company results that are necessary to achieve those goals.

The Compensation Committee believes that performance-based compensation should provide our executives with an opportunity to earn an increasingly greater amount of compensation for increasingly better financial and operating results and higher shareholder value. For this reason, the Compensation Committee has selected nonqualified stock options as the form of equity-based compensation awards to be granted to our executives. The value of the stock option awards are entirely dependent on our executives' ability to produce the financial and operating results necessary for the share price of our common stock to increase. The Compensation

Committee also believes that performance-based compensation should represent an increasingly greater percentage of an executive's total compensation the higher the executive's position within the organization. The Compensation Committee recognizes that our executives face a commensurate downside risk from performance-based compensation, such that the level of compensation paid corresponds directly to the level of results achieved.

Both the stable and performance-based compensation elements involve cash and non-cash components, but the equity-based compensation awards offer our executives the opportunity to earn the greatest amount of compensation over time. By design, our performance-based compensation elements are long-term (currently ranging from one to seven years until pay out) and the estimated value of these elements represent a large majority of our executives' total compensation. Non-equity incentive compensation is based on the executive's individual performance and our financial and operating results, whereas equity-based compensation is based primarily on increasing shareholder value. Equity-based compensation awards correspond directly to increasing shareholder value measured by the price per share of our common stock. Given the long-term nature of the equity-based compensation awards, they also correspond to our long-term financial and operating performance. The Compensation Committee believes that, over the long-term, the price of our common stock will not increase significantly, if we do not fulfill our long-term financial and operating goals. For this reason, the Compensation Committee also believes that the projected cost of the compensation paid to our executives correlates to the benefits we expect to receive in return for the compensation, because that cost is reflected in our financial results.

The Compensation Committee recognizes that unforeseen circumstances may arise in the future after targets associated with performance-based compensation have been established. As a result, the Compensation Committee has reserved the discretion to adjust performance targets and awards in the event any unforeseen situation arises. The Compensation Committee does not believe that talented executives can be recruited, retained or motivated, if the executives perceive the performance targets to be unreasonable or unachievable. The Compensation Committee monitors and evaluates the Named Executive Officer's progress in achieving the targets of our performance-based compensation. If an unforeseen situation were to arise that could jeopardize all or part of the Named Executive Officers' achievement of the targets notwithstanding the Named Executive Officers' individual performance, the Compensation Committee may decide to adjust the targets, grant additional awards or provide the Named Executive Officer with a different financial incentive. The Compensation Committee did not make any adjustments in 2006 to the targets or awards of any of the performance-based compensation granted to our Named Executive Officers.

We do not have any policy regarding an automatic adjustment or recovery of compensation paid or awarded to our executives in the event any of the performance measures upon which that compensation was paid or awarded are restated or adjusted, such that the compensation paid or awarded would have been less under the restated or adjusted performance measures. The Compensation Committee believes that the cause of any subsequent restatement or adjustment to the results of the performance measure(s) used to trigger compensation should be thoroughly examined to assess each executive's culpability for the restatement or adjustment, instead of establishing a policy that requires an automatic adjustment or recovery of compensation. We did not experience any restatement or adjustment in 2006 to the results of any performance measures upon which our executives were compensated, so no consideration was given by the Compensation Committee in 2006 whether to adjust or recover any compensation payments or awards to our executives.

The factors considered by the Compensation Committee in deciding whether to materially increase or decrease the compensation of an executive of ours include:

- the competitive marketplace and, in particular, whether a material increase or decrease in an executive's compensation would align the amount of compensation with the compensation paid to executives in the same or similar positions and with similar responsibilities at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size;
- changes in the job responsibilities of the executive;

- the executive's individual performance in his or her position;
- the executive's contribution toward the achievement of our financial and operating results; and
- our overall financial and operating results.

We do not impose any specific equity or security ownership requirements on our executives. Each of our executives is expected to maintain an ownership level in our common stock that aligns his or her interests with those of our shareholders. We believe that the equity-based compensation paid to our executives permits each of them to achieve this ownership level. We believe that it is improper and inappropriate for any employee or Director to engage in short-term or speculative transactions involving our securities. It is our policy that our executives and Directors are prohibited from purchasing or selling any publicly traded options for our securities, including the trading of any call or put, the writing of any call or put, hedging or the use of collars.

We also reimburse our employees, including the Named Executive Officers, for reasonable, out-of-pocket travel expenses, including the cost of travel on commercial aircraft, but only if such travel is integrally and directly related to the performance of the employee's duties.

Compensation Elements. The elements of the compensation program for our executives presently consist of:

- base salary;
- non-equity incentive compensation (i.e., annual bonus awards);
- equity-based compensation (i.e., time-based stock options and/or restricted stock awards);
- qualified retirement savings (i.e., 401(k) plan contributions);
- pension benefits (i.e., qualified and nonqualified retirement plan contributions and earnings);
- nonqualified deferred compensation (i.e., nonqualified savings plan contributions and earnings, and earnings on deferred bonus compensation);
- perquisites;
- employee benefits; and
- potential payments upon termination of employment, change in employment responsibilities or a change in control of us (i.e., compensation under severance and other plans following or in connection with the termination of employment, change of employment responsibilities or a change in control of us).

We have chosen to pay each of those elements in order to be able to attract, retain and motivate skilled executives. The Compensation Committee believes that compensation decisions are complex and should be made after a deliberate review of our performance and compensation levels paid to executives in the same or similar positions at other companies. Each element is determined by the Committee with the assistance of an independent compensation consultant, upon the recommendation of our Chief Executive Officer, except for each element of our Chief Executive Officer's compensation, which is determined solely by the Compensation Committee with the assistance of an independent compensation consultant.

Base Salary. A base salary is a typical component of an executive's compensation and is, therefore, necessary for us to attract, retain and motivate talented executives. A base salary is used to help us motivate and hold accountable our executives for our financial and operating results and their individual performance. Salaries provide a necessary element of stability in the total compensation program and, as such, are not subject to significant variability. Salaries are set and administered to reflect the value of the job in the marketplace and individual contribution and performance. The amount of the base salary paid to each of our executives is based on the executive's responsibilities and, to some extent, on the base salaries paid to executives in the same or similar positions at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size.

Increases in base salary are based primarily on merit. Each executive's performance is evaluated annually based on his or her achievement of specific goals. The specified goals pertain to the executive's areas of responsibility and, depending on the goal, the results may be measured by the performance of the individual or the entire company. The executive's overall performance rating is reduced to one of a variety of levels that are either at, above or below satisfactory performance. The Compensation Committee believes that it is progressively more challenging for an executive to achieve a higher overall performance rating. Annual base salary increases may also be based on a comparison of the base salaries of executives in the same or similar positions at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size. The Compensation Committee believes that base salary compensation, the amount of base salary paid to each of the Named Executive Officers and the basis upon which that amount is determined support the following objectives of our compensation program: competition, accountability for business performance, accountability for individual performance and independence. See "—*Compensation Objectives*."

In January 2006, the Compensation Committee authorized a salary increase for each of the Named Executive Officers effective April 1, 2006. Those merit increases were based on an evaluation of each executive's performance during 2005 in light of the executive's performance goals and on a comparison of the base salaries of executives in the same or similar positions at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size. The following table sets forth the annualized base salary information for each of the Named Executive Officers as of April 1, 2006.

Named Executive Officer	2006 Annualized Base Salary	Dollar Increase	Percentage Increase	Interval From Last Increase
Rene R. Champagne	$560,000	$30,000	5.7%	12 months
Daniel M. Fitzpatrick	$247,500	$12,500	5.3%	10 months[1]
Kevin M. Modany	$332,500	$22,500	7.3%	11 months[2]
Clark D. Elwood	$246,100	$16,100	7.0%	12 months
Eugene W. Feichtner	$202,200	$12,200	6.4%	12 months

(1) Mr. Fitzpatrick began his employment with us in June 2005.

(2) Mr. Modany was promoted to our President and Chief Operating Officer on April 26, 2005.

In January 2007, the Compensation Committee authorized a salary increase for the Named Executive Officers effective April 1, 2007. Those merit increases were based on an evaluation of each executive's performance during 2006 in light of the executive's performance goals and on a comparison of the base salaries of executives in the same or similar positions at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size. The following table sets forth the annualized base salary information for each of the Named Executive Officers as of April 1, 2007.

Named Executive Officer	2007 Annualized Base Salary	Dollar Increase	Percentage Increase	Interval From Last Increase
Rene R. Champagne[1]	$560,000	$ 0	0%	12 months
Daniel M. Fitzpatrick	$263,300	$ 15,800	6.4%	12 months
Kevin M. Modany[2]	$630,000	$297,500	89.5%	12 months
Clark D. Elwood	$260,100	$ 14,000	5.7%	12 months
Eugene W. Feichtner	$230,000	$ 27,800	13.7%	12 months

(1) On January 23, 2007, Mr. Champagne announced that he will step down as our Chief Executive Officer effective April 1, 2007. On and after April 1, 2007, Mr. Champagne will remain an employee of ours and the Chairman of our Board of Directors through January 31, 2008.

(2) On January 23, 2007, Mr. Modany was promoted to our Chief Executive Officer and President effective April 1, 2007.

Non-Equity Incentive Compensation. The annual bonus award to our executives is intended to serve as an incentive to achieve performance targets established by the Compensation Committee for a specified fiscal year. The outcome with respect to the relevant performance targets under our bonus parameters is substantially uncertain at the time the performance targets are established by the Compensation Committee and communicated to our executives. Annual bonuses are a form of performance-based compensation for our executives. An annual bonus is a typical component of an executive's compensation and is, therefore, necessary for us to attract, retain and motivate talented executives. An annual bonus is used to help us incentivize, motivate and hold accountable our executives for our financial and operating results and their individual performance. The amount of the annual bonus payout opportunity is based on the annual bonus opportunity and total cash amounts available to executives at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size. The Compensation Committee believes that annual bonus compensation, the amount of annual bonus paid to each of the Named Executive Officers and the basis upon which that amount is determined support the following objectives of our compensation program: competition, accountability for business performance, accountability for individual performance and independence. See "—*Compensation Objectives*."

Pursuant to the SEC's regulations, our annual bonus compensation is classified in the tables in this proxy statement as non-equity incentive plan compensation, instead of bonus compensation, due to the performance-based nature of our annual bonus compensation. We refer to this non-equity incentive plan compensation as our "bonus" compensation internally and in previous filings with the SEC. Throughout this proxy statement in the narrative and in the footnotes to the tables, when we refer to "bonus" and related items, we mean the non-equity incentive plan compensation and related items as defined in the SEC's regulations and shown in the columns in the tables in this proxy statement. See "—Summary Compensation Table."

In January 2006, the Compensation Committee approved the 2006 Executive Bonus Parameters for participation by our executives, including the Named Executive Officers. Bonuses payable to individual participants were based on a formula that took into account our ability to achieve specified targets in 2006 in each of four performance categories, each weighted equally, as shown in the following table:

	2006 Performance Category			
Performance Points[1]	**Adjusted EPS[2]**	**Percentage Increase in Total Student Enrollment[3]**	**Free Cash Flow[4]**	**Graduate Employment Percentage[5]**
5	≥$2.76	≥8.00%	≥$141.0 million	≥78.00%
4	$2.72 to $2.75	7.00% to 7.99%	$134.9 million to $140.9 million	76.00% to 77.99%
3	$2.68 to $2.71	6.00% to 6.99%	$128.8 million to $134.8 million	74.00% to 75.99%
2	$2.64 to $2.67	5.00% to 5.99%	$122.7 million to $128.7 million	73.00% to 73.99%
1	≤$2.63	≤4.99%	≤$122.6 million	≤72.99%

(1) Under the formula, each performance category is assigned the performance points associated with our actual 2006 performance in that category.

(2) Defined as our earnings per share before equity-based compensation expense, workers' compensation expense, and special legal and other investigation costs and any settlements or fines paid in the U.S. Department of Justice ("DOJ") or California Attorney General investigations of us, the SEC inquiry of us and the securities class action and shareholder derivative lawsuits arising from the DOJ investigation that were brought against us or any of our employees or Directors ("Adjusted EPS") in 2006. This financial measure is not under generally accepted accounting principles ("Non-GAAP"). The Compensation Committee believes that the Non-GAAP Adjusted EPS measure improves its ability to measure our earnings per share arising from our operations and, therefore, is a better measure to assess our performance for purposes of performance-based bonus compensation.

(3) Represents the percentage increase in total student enrollment at our institutes as of December 31, 2006 compared to the total student enrollment at our institutes as of December 31, 2005.

(4) Defined as our net cash flows from operating activities, less:
- capital expenditures, net (excluding facility purchases);
- any change in restricted cash;

- any change in special legal and other investigation costs; and
- any tax deduction on equity compensation

("Free Cash Flow") in 2006. This is a Non-GAAP financial measure. The Compensation Committee believes that the Non-GAAP Free Cash Flow measure improves its ability to measure the amount of cash that is generated from our operations and, therefore, is a better measure to assess our performance for purposes of performance-based bonus compensation.

(5) Represents the percentage of Employable Graduates (as defined below) from our institutes' programs of study in the third and fourth calendar quarters of 2005 and first and second calendar quarters of 2006 who either obtained employment by December 31, 2006, or were already employed, in positions that required the direct or indirect use of skills taught in their programs of study. Employable Graduates include all of the graduates from our institutes, except for those graduates who:
- have been admitted into other programs of study at postsecondary educational institutions that are scheduled to begin within one academic year following their graduation;
- possessed visas that did not permit them to work in the United States following their graduation;
- were personally suffering from a health condition that prevented them from working;
- were actively engaged in U.S. military service; or
- moved out of the Continental United States with a spouse or parent who was actively engaged in U.S. military service.

The following table sets forth the actual results achieved and the resulting performance points associated with each performance category under the 2006 Executive Bonus Parameters.

Adjusted EPS		Percentage Increase in Total Student Enrollment		Free Cash Flow		Graduate Employment Percentage	
2006 Results	Performance Points	2006 Results	Performance Points	2006 Results	Performance Points	2006 Results	Performance Points
$2.76	5	9.1%	5	$154.2 million	5	76.99%	4

The 2006 Executive Bonus Parameters established for each participant a standard bonus target percentage of annualized base salary as of December 31, 2006, ranging from 10% to 100%, with the percentage depending on the participant's position. The following table sets forth the standard bonus target percentage of annualized base salary as of December 31, 2006 for each of the Named Executive Officers under the 2006 Executive Bonus Parameters.

Named Executive Officer	2006 Standard Bonus Target Percentage of Annualized Base Salary
Rene R. Champagne	100%
Daniel M. Fitzpatrick	60%
Kevin M. Modany	70%
Clark D. Elwood	55%
Eugene W. Feichtner	50%

The maximum bonus percentage under the 2006 Executive Bonus Parameters ranged from 25% to 200% of the standard bonus target percentage of annualized base salary as of December 31, 2006 and was based on the weighted average performance points associated with the actual results achieved with respect to each performance category. To determine the weighted average performance points, the sum of the performance points associated with the actual performance in the four performance categories was divided by four. The following table sets forth the maximum bonus percentage associated with each range of weighted average performance points under the 2006 Executive Bonus Parameters. The weighted average performance points associated with the actual results achieved with respect to the 2006 performance categories were 4.75, which resulted in a maximum bonus percentage of 187.5% under the 2006 Executive Bonus Parameters.

Weighted Average Performance Points	Maximum Bonus Percentage
4.76-5.00	200.0%
4.51-4.75	187.5%
4.26-4.50	175.0%
4.01-4.25	162.5%
3.76-4.00	150.0%
3.51-3.75	137.5%
3.26-3.50	125.0%
3.01-3.25	112.5%
2.76-3.00	100.0%
2.51-2.75	87.5%
2.26-2.50	75.0%
2.01-2.25	62.5%
1.76-2.00	50.0%
1.51-1.75	41.7%
1.26-1.50	33.3%
1.00-1.25	25.0%

In January 2007, the Compensation Committee approved the 2007 Executive Bonus Parameters for participation by our executives, including the Named Executive Officers, except for Mr. Champagne who is stepping down as our Chief Executive Officer on April 1, 2007. Bonuses payable to individual participants will be paid in cash and based on a formula that takes into account our ability to achieve specified targets in 2007 in each of the following four performance categories, each weighted equally:

- Our earnings per share before equity-based compensation expense and workers' compensation expense in 2007. This is a Non-GAAP financial measure. The Compensation Committee believes that this Non-GAAP earnings per share measure improves its ability to measure our earnings per share arising from our operations and, therefore, is a better measure to assess our performance for purposes of performance-based bonus compensation.
- The percentage increase in total student enrollment at our institutes as of December 31, 2007 compared to the total student enrollment at our institutes as of December 31, 2006.
- Our Free Cash Flow in 2007. This is a Non-GAAP financial measure. The Compensation Committee believes that the Non-GAAP Free Cash Flow measure improves its ability to measure the amount of cash that is generated from our operations and, therefore, is a better measure to assess our performance for purposes of performance-based bonus compensation.
- The percentage of Employable Graduates from our institutes' programs of study in the third and fourth calendar quarters of 2006 and first and second calendar quarters of 2007 who either obtain employment by December 31, 2007, or are already employed, in positions that require the direct or indirect use of skills taught in their programs of study.

We are not disclosing the specific values associated with each target level of each of the four performance categories in the 2007 Executive Bonus Parameters, because those values are based on our primary financial and operating goals for 2007 and are linked to our confidential 2007 operating budget and business plan. As a result, we believe that the disclosure of those values would result in competitive harm to us. Nevertheless, each target level associated with each incremental bonus percentage is progressively higher and, therefore, more of a challenge to achieve. We have publicly disclosed that the range of $3.17 to $3.21 is our internal goal for our 2007 earnings per share. This range is the basis, before adjustment, for the specific target level associated with three performance points in the adjusted earnings per share performance category of the 2007 Executive Bonus Parameters.

The 2007 Executive Bonus Parameters establish for each participant a standard bonus target percentage of annualized base salary as of December 31, 2007, ranging from 30% to 100%, with the percentage depending on the participant's position. The following table sets forth the standard bonus target percentage of annualized base salary as of December 31, 2007 for each of the Named Executive Officers under the 2007 Executive Bonus Parameters.

Named Executive Officer	2007 Standard Bonus Target Percentage of Annualized Base Salary
Rene R. Champagne[(1)]	0%[(1)]
Daniel M. Fitzpatrick	60%
Kevin M. Modany	70%/100%[(2)]
Clark D. Elwood	55%
Eugene W. Feichtner	55%

(1) On January 23, 2007, Mr. Champagne announced that he will step down as our Chief Executive Officer effective April 1, 2007. On and after April 1, 2007, Mr. Champagne will remain an employee of ours and the Chairman of our Board of Directors through January 31, 2008.

(2) On January 23, 2007, Mr. Modany was promoted to our Chief Executive Officer and President effective April 1, 2007. Mr. Modany will participate in the 2007 Executive Bonus Parameters at a standard bonus target percentage of (a) 70% during the portion of 2007 that he serves as our President and Chief Operating Officer and (b) 100% during the portion of 2007 that he serves as our Chief Executive Officer and President. Any payment of a 2007 annual bonus award to Mr. Modany will be based on the applicable standard bonus target percentage of Mr. Modany's annualized base salary (a) as of March 31, 2007 as our President and Chief Operating Officer for the portion of 2007 that he serves in those positions and (b) as of December 31, 2007 as our Chief Executive Officer and President for the portion of 2007 that he serves in those positions.

The maximum bonus percentage under the 2007 Executive Bonus Parameters ranges from 25% to 200% of the standard bonus target percentage of annualized base salary as of December 31, 2007 and is based on the weighted average performance points associated with the actual results achieved with respect to each performance category. To determine the weighted average performance points, the sum of the performance points associated with the actual performance in the four performance categories will be divided by four. The maximum bonus percentage associated with each range of weighted average performance points under the 2007 Executive Bonus Parameters is the same range that was under the 2006 Executive Bonus Parameters.

The Compensation Committee may, in its sole discretion, modify the bonus parameters at any time prior to the payment of the annual bonus amounts under the parameters. The specific targets in each of the four performance categories represent percentage improvements over our performance during the prior year in each of the performance categories. The greater the bonus percentage, the greater the percentage improvement that must be achieved. The Compensation Committee believes that it is progressively more challenging for the participants to achieve the specific targets under the bonus parameters.

The annual bonus parameters are typically based on our primary financial and operating goals for the ensuing year. While the bonus parameters reflect our performance goals, as opposed to the individual executive's performance goals, achievement of our performance goals depends on, and is affected by, each executive's performance with respect to his or her individual goals. A participant's bonus may be more or less than the participant's potential award as calculated under the formula. A participant's actual bonus is based on a discretionary assessment of the participant's individual performance and contribution toward achieving the specified targets in the four performance categories that is made by the Compensation Committee upon the recommendation of our Chief Executive Officer, except for our Chief Executive Officer's bonus, which is made by the Committee without a recommendation from our Chief Executive Officer. The total amount available for the payment of bonuses for each year is capped at an amount equal to the cumulative sum of the products of each participant's bonus percentage multiplied by each participant's annualized base salary as of the end of the year.

On January 22, 2007, the Compensation Committee approved the payment of a 2006 annual bonus award in cash to each of the Named Executive Officers, as follows:

Named Executive Officer	2006 Annual Bonus Amount	2006 Bonus Percentage of 2006 Annualized Base Salary	Percentage Increase over 2005 Bonus Award
Rene R. Champagne	$1,050,000	187.5%	98.1%
Daniel M. Fitzpatrick	$ 278,500	112.5%	219.0%(1)
Kevin M. Modany	$ 436,400	131.2%	101.1%
Clark D. Elwood	$ 253,800	103.1%	100.6%
Eugene W. Feichtner	$ 189,600	93.8%	99.6%

(1) Mr. Fitzpatrick began his employment with us in June 2005 and, as a result, the amount of his 2005 annual bonus was prorated based on the portion of 2005 that Mr. Fitzpatrick was employed by us.

The Compensation Committee did not exercise its discretion to modify the 2006 Executive Bonus Parameters, but it did take into consideration the individual performance of each participant in determining the amount of the participant's 2006 annual bonus award. As a result, some participants (other than the Named Executive Officers) may have received a greater or lesser amount than those participants' awards as calculated under the formula.

Equity-Based Compensation. Equity-based compensation awards, such as time-based stock options, restricted stock and restricted stock units ("RSUs"), provide long-term compensation which is directly related to the performance of our common stock. Equity-based compensation awards can closely align the executive's interests with those of other shareholders. Equity-based compensation awards are used to create performance incentives and promote equity ownership in us by our executives. The type and value of the equity-based compensation awards vary based on the executive's level and individual performance. As a guideline for determining the amount (based on fair value) of the annual equity-based compensation award to grant to our executives, the Compensation Committee uses a percentage of the executive's annualized base salary, ranging from 125% to 425%, with the percentage depending on the executive's responsibilities. The percentage applicable to each of the Named Executive Officers in 2006 and 2007 is as follows:

Named Executive Officer	Percentage of 2006 Annualized Base Salary(1)	Percentage of 2007 Annualized Base Salary(2)
Rene R. Champagne	425%	0%(3)
Daniel M. Fitzpatrick	200%	200%
Kevin M. Modany	300%	425%(4)
Clark D. Elwood	200%	200%
Eugene W. Feichtner	200%	200%

(1) As of April 1, 2006.
(2) As of April 1, 2007.
(3) On January 23, 2007, Mr. Champagne announced that he will step down as our Chief Executive Officer effective April 1, 2007. On and after April 1, 2007, Mr. Champagne will remain an employee of ours and the Chairman of our Board of Directors through January 31, 2008.
(4) On January 23, 2007, Mr. Modany was promoted to our Chief Executive Officer and President effective April 1, 2007.

We use a Black-Scholes pricing model to determine the aggregate fair value of the stock option awards. We use a different option pricing model to determine the fair value of the stock option awards included in the Summary Compensation Table and for financial statement reporting purposes. See "– Summary Compensation Table." We determine the aggregate fair value of a restricted stock or an RSU award based on the closing market price of our common stock on the effective date of the award.

The Compensation Committee believes that equity-based compensation related to our long-term performance should be a major component of the total compensation for executives. The Committee believes that the use of our common stock in the payment of this compensation will enhance our executives' commitment to our long-term performance. Equity-based compensation is also a typical component of an executive's compensation and is, therefore, necessary for us to attract, retain and motivate talented executives. Equity-based compensation is used to help us incentivize, motivate and hold accountable our executives for our financial and operating results and their individual performance. Equity-based compensation is also used to align our executives' interests with those of our shareholders. The value of the equity-based compensation granted to our executives is gauged by the value of the equity-based compensation granted to executives at other publicly traded companies in our industry and outside of our industry that are comparable to us in terms of operations and size. The Compensation Committee believes that equity-based compensation, the amount of equity-based compensation awarded to each of the Named Executive Officers and the basis upon which that award is determined support the following objectives of our compensation program: competition, accountability for business performance, accountability for individual performance, alignment with shareholder interests and independence. See "—*Compensation Objectives*."

The Compensation Committee is solely responsible for determining equity-based compensation paid to our executives. All equity-based compensation awards to our executive officers are granted exclusively by our Compensation Committee. The Compensation Committee has delegated limited authority to our Chief Executive Officer to grant equity-based compensation awards to our newly-hired executives (excluding our executive officers) and other key employees.

The Compensation Committee has typically granted equity-based compensation to our executives and other key employees annually during its first regularly scheduled meeting of the calendar year. The annual equity-based compensation grants become effective prospectively on the fourth business day following the public disclosure of our financial and operating results for our prior fiscal year. The exercise price of any stock options included in those equity-based compensation grants was specified by the Compensation Committee as the closing market price of a share of our common stock on the day before, or the day of, the effective date of the stock option grant. The Compensation Committee has changed its policy in this regard and, beginning in 2007, the exercise price of any stock options included in the annual equity-based compensation granted to our executives and other key employees is the closing market price of a share of our common stock on the effective date of the stock option grant. The number of any RSUs or shares of restricted stock included in those equity-based compensation grants was specified by the Compensation Committee based on the closing market price of a share of our common stock on the day before, or the day of, the effective date of the RSU or restricted stock grant. The Compensation Committee has changed its policy in this regard and, beginning in 2007, the number of any RSUs or shares of restricted stock included in the annual equity-based compensation granted to our executives and other key employees is based on the closing market price of a share of our common stock on the effective date of the grant of RSUs or restricted stock.

The Compensation Committee has typically granted equity-based compensation to our newly-hired executive officers at a Committee meeting. If the Committee meeting occurs before the executive officer's employment by us begins, the effective date of the grant is typically the executive officer's first day of employment with us but, depending on the circumstances, could be a date subsequent to the executive officer's first day of employment with us. The exercise price of any stock option included in those grants was specified by the Compensation Committee as the closing market price of a share of our common stock on the day before, or the day of, the effective date of the stock option grant. The Compensation Committee has changed its policy in this regard and, beginning in 2007, the exercise price of any stock options included in the equity-based compensation granted to a newly-hired executive officer is the closing market price of a share of our common stock on the effective date of the stock option grant. The number of any RSUs or shares of restricted stock included in those grants was specified by the Compensation Committee based on the closing market price of a share of our common stock on the day before, or the day of, the effective date of the RSU or restricted stock grant. The Compensation Committee has changed its policy in this regard and, beginning in 2007, the number of any RSUs or shares of restricted stock included in the equity-based compensation granted to a newly-hired executive officer is based on the closing market price of a share of our common stock on the effective date of the grant of RSUs or restricted stock. If the Committee meeting occurs after the executive officer's employment by us begins, the effective date of the grant is the date of the Committee meeting or a subsequent date specified by the Compensation Committee at the Committee meeting. The exercise price of any stock option included in that grant is the closing market price of a share of our common stock on the effective date of the grant. The number of any RSUs or shares of restricted stock included in that grant is based on the closing market price of a share of our common stock on the effective date of the grant.

Pursuant to the authority delegated to him by the Compensation Committee, our Chief Executive Officer typically grants equity-based compensation to our newly-hired executives (excluding our executive officers) and other key employees on the newly-hired employee's first day of employment with us. The exercise price of any stock option included in those grants is the closing market price of a share of our common stock on the newly-hired employee's first day of employment with us. The number of any RSUs or shares of restricted stock included in those grants is based on the closing market price of a share of our common stock on the newly-hired employee's first day of employment with us.

We do not time our release of material non-public information for the purpose of affecting the value of our executives' compensation. Nevertheless, our process for granting equity-based compensation (as described above) may result in equity-based compensation, including stock options, being granted to our executives and other key employees at times when our Board of Directors or the Compensation Committee is in possession of material non-public information about us. This possibility is not taken into account in determining whether to make the equity-based compensation awards or the amount or value of those awards.

On January 23, 2006, the Compensation Committee granted Mr. Champagne a nonqualified stock option, effective February 1, 2006, under the 1997 ITT Educational Services, Inc. Incentive Stock Plan (the "1997 Stock Plan") to purchase 50,000 shares of our common stock at an exercise price of $58.30 per share, which was the closing market price of a share of our common stock on January 31, 2006. See "—Grants of Plan-Based Awards Table." No other Named Executive Officer received a stock option award in 2006, because the Compensation Committee accelerated to November 2005 the grant and vesting of the 2006 annual equity-based compensation awards to those and other executives. The purpose for accelerating the award and vesting of those stock options was to reduce our future compensation costs associated with those stock options upon our adoption of a new accounting rule in 2006. See Note 1 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC.

In January 2007, the Compensation Committee granted nonqualified stock options to purchase shares of our common stock under the 2006 ITT Educational Services, Inc. Equity Compensation Plan ("2006 Equity Compensation Plan") to the Named Executive Officers, as follows:

Named Executive Officer	Number of Securities Underlying Option Granted	Exercise Price	Expiration Date	Grant Date[1]	Date Compensation Committee Took Action
Daniel M. Fitzpatrick	21,750	$77.60[2]	01/31/14	01/31/07	01/22/07[3]
Kevin M. Modany[4]	41,289	$77.60[2]	01/31/14	01/31/07	01/22/07[3]
Clark D. Elwood	21,480	$77.60[2]	01/31/14	01/31/07	01/22/07[3]
Eugene W. Feichtner	19,000	$77.60[2]	01/31/14	01/31/07	01/22/07[3]

(1) The effective date of the stock option grant.

(2) Nonqualified stock option granted at 100% of the closing market price of a share of our common stock on January 31, 2007, the effective date of the grant. One-third of the option is exercisable on the anniversary date of the grant in each of the years 2008, 2009 and 2010.

(3) The stock option was granted by the Compensation Committee during a Committee meeting on January 22, 2007, and became effective on January 31, 2007, which was the fourth business day following the date we publicly disclosed our financial and operating results for the fiscal quarter and year ended December 31, 2006.

(4) On January 23, 2007, our Board of Directors elected Mr. Modany to be our Chief Executive Officer, effective April 1, 2007.

On January 22, 2007, the Compensation Committee also granted Mr. Modany a nonqualified stock option to purchase shares of our common stock under the 2006 Equity Compensation Plan having a value of $1,678,000, plus the value associated with any fractional share necessary to cause the option to be for a whole number of shares, pursuant to which the aggregate value of the stock option grant will be determined based on our Black-Scholes pricing model. This stock option grant will:

- become effective on April 2, 2007, which will be the first business day following the effective date of Mr. Modany's promotion to the position of our Chief Executive Officer;
- have an exercise price equal to 100% of the closing market price of a share of our common stock on April 2, 2007;
- expire on April 2, 2014; and
- become exercisable in thirds on April 2, 2008, 2009 and 2010.

On January 22, 2007, the Compensation Committee also granted Mr. Champagne RSUs under the 2006 Equity Compensation Plan having a value of $750,000, plus the value associated with any fractional RSU necessary to cause the grant to be for a whole number of RSUs, pursuant to which the aggregate value of the RSUs granted will be determined based on the closing market price of a share of our common stock on the effective date of the grant. This grant of RSUs will:

- become effective on April 2, 2007;
- have a time-based period of restriction of three years; and
- be settled on the first business day following the last day of the period of restriction by delivery of one share of our common stock for each RSU in the grant.

On January 22, 2007, the Compensation Committee also granted Mr. Modany RSUs under the 2006 Equity Compensation Plan having a value of $1,500,000, plus the value associated with any fractional RSU necessary to cause the grant to be for a whole number of RSUs, pursuant to which the aggregate value of the RSUs granted will be determined based on the closing market price of a share of our common stock on the effective date of the grant. This grant of RSUs will:

- become effective on April 2, 2007, which will be the first business day following the effective date of Mr. Modany's promotion to the position of our Chief Executive Officer;
- have a time-based period of restriction of five years; and
- be settled on the first business day following the last day of the period of restriction by delivery of one share of common stock for each RSU in the grant.

Qualified Retirement Savings. Our executives participate in our ESI 401(k) Plan, a qualified defined contribution plan, that is designed to provide substantially all of our employees with a tax-deferred, long-term savings vehicle. See "—Equity Compensation and Qualified Savings Plans—*ESI 401(k) Plan*." Qualified retirement savings are a typical component of an executive's compensation and are, therefore, necessary for us to attract, retain and motivate talented executives. Qualified retirement savings are used to help us provide stable compensation and some security to our executives, in order to help them save for retirement on a tax-deferred basis. The terms of the ESI 401(k) Plan, including the amount of our contributions to each executive's account, are based on common and typical terms of the 401(k) plans that had been adopted by other publicly traded companies at the time that we adopted the ESI 401(k) Plan and at the time of each subsequent review by the

Compensation Committee of the ESI 401(k) Plan. The Compensation Committee believes that qualified retirement savings compensation, the amount of the qualified retirement savings contributions made by us to each of the Named Executive Officers and the basis upon which the amount of those contributions is determined support the following objectives of our compensation program: competition, accountability for individual performance and independence. See "—*Compensation Objectives*."

Pension Benefits. Pension benefits provide retirement compensation which is based on the salary and bonus compensation paid to the employee during his or her employment. Pension benefits can be used to help retain and motivate talented executives, allowing them to focus on their job responsibilities while employed and providing some security upon retirement. Very few, if any, other publicly-traded companies within our industry and a decreasing number of companies from outside our industry that are comparable to us in terms of operations and size provide pension benefits to their employees. As a result, we froze the benefit accruals under the ESI Pension Plan and ESI Excess Pension Plan for all participants in the plans on March 31, 2006, such that no further benefits accrue under those plans after March 31, 2006. See "—Pension Plans—*ESI Pension Plan*" and "—*ESI Excess Pension Plan*."

Nonqualified Deferred Compensation. Due to federal limitations that preclude our highly-compensated employees from fully participating in the ESI 401(k) Plan, we established the ESI Excess Savings Plan, an unfunded, nonqualified deferred compensation plan for a select group of our management, including the Named Executive Officers. The ESI Excess Savings Plan is a means for:

- restoring the eligible employees' contributions lost under the ESI 401(k) Plan due to the federal limitations;
- restoring our matching and non-matching contributions lost under the ESI 401(k) Plan due to the federal limitations; and
- providing eligible employees an opportunity to defer a portion of their salaries that, but for the federal limitations, could otherwise be deferred under the ESI 401(k) Plan.

See "—Nonqualified Deferred Compensation Plans—*ESI Excess Savings Plan*."

In addition, we established the ESI Executive Deferred Bonus Compensation Plan (the "Deferred Bonus Plan"), an unfunded, nonqualified deferred compensation plan, for a select group of our management and highly-compensated employees, including the Named Executive Officers. The Deferred Bonus Plan allows eligible employees to defer payment of all or a portion of his or her annual bonus compensation and to earn interest on any annual bonus compensation in the form of cash that is deferred. See "—Nonqualified Deferred Compensation Plan—*Deferred Bonus Plan*."

Nonqualified deferred compensation is a typical component of an executive's compensation and is, therefore, necessary for us to attract, retain and motivate talented executives. Nonqualified deferred compensation is used to help us provide some security to our executives and to help them save a portion of their compensation for retirement on a tax-deferred basis. The terms of the ESI Excess Savings Plan and the Deferred Bonus Plan, including the amount of our contributions to each Named Executive Officer's account under the ESI Excess Savings Plan and the interest rate on the earnings on the Named Executive Officers' account balances under each plan, are based on common and typical terms and types of nonqualified deferred compensation plans that had been adopted by other publicly traded companies at the time that we adopted those plans. The Compensation Committee believes that nonqualified deferred compensation, the amount of nonqualified deferred compensation contributed to and permitted by each of the Named Executive Officers, the earnings on the account balances and the basis upon which the amount of the contributions is determined support the following objectives of our compensation program: competition, accountability for individual performance and independence. See "—*Compensation Objectives*."

Employee Benefits. All of our executives are eligible to participate in our employee benefits, which include medical and dental benefits, vision insurance, life insurance, flexible spending account, tuition reimbursement, business travel and accident insurance, disability insurance, vacation leave, sick leave, bereavement leave and ITT Technical Institute tuition discounts. The employee benefits are generally available on a non-discriminatory basis to all full-time and part-time regular employees.

Employee benefits are a typical component of an executive's compensation and are, therefore, necessary for us to attract, retain and motivate talented executives. Employee benefits are used to help us provide stable compensation and some security to our executives, in order to allow them to focus on their individual performance and achieving our financial and operating goals. The value and type of employee benefits made available to our executives are based on the value and type of employee benefits that had been made available to executives at other publicly traded companies at the time that we began making benefits available, and at the time of each subsequent review by the Compensation Committee of those benefits. The Compensation Committee believes that employee benefits, the types of, and cost associated with, the employee benefits provided and the basis upon which the types of employee benefits are determined support the following objectives of our compensation program: competition and independence. See "—*Compensation Objectives*."

Perquisites. We also provide limited perquisites to our executives, including the Named Executive Officers, that vary based on the executive's level. The perquisites include use of a company car, a tax return preparation and financial planning allowance, tickets to sporting, theater and other events, enhanced disability benefits, an annual physical examination and, for newly-hired executive officers from outside the Indianapolis metropolitan area whom we ask to relocate, relocation assistance.

Perquisites are a typical component of an executive's compensation and are, therefore, necessary for us to attract, retain and motivate talented executives. Perquisites are used to:

- recognize and reward our executives based on their responsibilities and their efforts to achieve our financial and operating goals and increase shareholder value; and
- help our executives focus on their job responsibilities.

The value and type of perquisites made available to our executives are based on the value and type of perquisites that had been made available to executives at other publicly-traded companies at the time that we began making those perquisites available, and at the time of each subsequent review by the Compensation Committee of those perquisites. The Compensation Committee believes that perquisites, the type of perquisites provided, the cost associated with the perquisites provided and the basis upon which the perquisites are determined support the following objectives of our compensation program: competition, accountability for individual performance and independence. See "—*Compensation Objectives*."

In January 2006, the Compensation Committee approved the following perquisites in 2006 for the Named Executive Officers:

- for Messrs. Champagne and Modany, the use of a company car;
- for Messrs. Champagne and Modany, an allowance to be used for tax return preparation and financial planning of up to 2% of annualized base salary as of April 1, 2006;
- for Messrs. Fitzpatrick, Elwood and Feichtner, an allowance to be used for tax return preparation and financial planning of up to 1% of annualized base salary as of April 1, 2006; and
- for each of the Named Executive Officers:
  - tickets to sporting, theater and other events;
  - enhanced disability benefits; and
  - an annual physical examination.

In January 2007, the Compensation Committee approved the following perquisites in 2007 for the Named Executive Officers:

- for Messrs. Champagne and Modany, the use of a company car;

- for Messrs. Champagne and Modany, an allowance to be used for tax return preparation and financial planning of up to 2% of annualized base salary as of April 1, 2007;
- for Messrs. Fitzpatrick, Elwood and Feichtner, an allowance to be used for tax return preparation and financial planning of up to 1% of annualized base salary as of April 1, 2007; and
- for each of the Named Executive Officers:
  - tickets to sporting, theater and other events;
  - enhanced disability benefits; and
  - an annual physical examination.

The aggregate incremental cost to us in 2006 for providing all of the 2006 perquisites described above was $107,001. The aggregate incremental cost to us in 2007 for providing all of the 2007 perquisites described above is not expected to exceed $150,000.

Potential Payments Upon Termination of Employment, Change In Employment Responsibilities or a Change In Control of Us. A select group of our executive officers, including the Named Executive Officers, participate in the ESI Special Senior Executive Severance Pay Plan, which provides for severance benefits if the covered executive's employment is terminated, other than for cause, or when the covered executive terminates his or her employment for good reason, in each case within two years after the occurrence of a change in control of us, which is defined in the plan as an acceleration event. The benefits vary depending on the executive's level and include, among other things, two or three times the executive's base salary and bonus and two or three years of continued receipt of certain employee benefits and perquisites. See "—Potential Payments Upon Termination or Change in Control—*ESI Special Senior Executive Severance Pay Plan.*"

Severance pay arising from a change in control of the employer is a typical component of an executive officer's compensation and is, therefore, necessary for us to attract, retain and motivate talented executives. Severance pay is used to help us provide some security to our executives in order to allow them to focus on their individual performance and achieving our financial and operating goals. The amount and type of severance pay made available to our executive officers is based on common and typical amounts and types of severance pay that had been made available to executives by other publicly traded companies at the time we adopted the ESI Special Senior Executive Severance Pay Plan, and at the time of each subsequent review by the Compensation Committee of the ESI Special Senior Executive Severance Pay Plan. The Compensation Committee believes that, in the event of a change in control of us, severance benefits, the types of severance benefits provided, the amount associated with the severance benefits provided and the basis upon which the types and amounts are determined support the following objectives of our compensation program: competition, accountability for business performance, accountability for individual performance, alignment with shareholder interests and independence. See "*—Compensation Objectives.*"

In addition, some of the awards granted under our equity compensation plans and all or a portion of the contributions, benefits and earnings under our qualified savings plan, nonqualified deferred compensation plans and pension plans may vest and become payable to the participating employees, including the Named Executive Officers, if the participating employee's employment terminates in certain situations or we undergo a change in control. See "—Potential Payments Upon Termination or Change In Control."

The vesting of equity compensation awards and the payment of contributions, benefits and earnings under qualified savings plans, nonqualified deferred compensation plans and pension plans are typical results when an executive's employment terminates in certain situations or his or her employer undergoes a change in control and are, therefore, necessary for us to attract, retain and motivate talented executives. The accelerated vesting and payments are useful in providing security to our executives and helps them to focus on their job responsibilities, instead of the safety of compensation that they have previously been awarded or paid. The accelerated vesting and payment triggers in our equity compensation plans, qualified savings plan, nonqualified deferred compensation plans and pension plans are based on common and typical acceleration and payment provisions contained in the same types of plans that had been adopted by other publicly traded companies at the time that we adopted our plans. The Compensation Committee believes that the compensation resulting from the accelerated vesting and payment terms under our equity compensation plans, qualified savings plan, nonqualified deferred compensation plans and pension plans if an executive's employment terminates in certain situations or a change in control of us occurs, the types and amounts of compensation received under those plans and the basis upon which the types and amounts are determined support the following objectives of our compensation program: competition, accountability for business performance, accountability for individual performance, alignment with shareholder interests and independence. See "*—Compensation Objectives*."

The Impact of Accounting and Tax Treatments on the Compensation. Tax legislation known as the Omnibus Budget Reconciliation Act of 1993 ("OBRA") created a new IRC subsection 162(m), under which the allowable deduction for compensation paid or accrued with respect to the chief executive officer and each of the four other most highly compensated executive officers of a publicly held corporation is limited to no more than $1 million per year for taxable years on or after January 1, 1994. Certain compensation is exempt from this deduction limitation, including performance-based compensation paid under a plan administered by a committee of outside directors, the material terms of which have been approved by our shareholders.

In light of OBRA, it is the policy of the Compensation Committee to modify, where necessary, our executive compensation program to maximize the tax deductibility of compensation paid to our executive officers. Accordingly, our equity incentive compensation plans include a fixed limit on the awards that may be granted to any individual in any given year. Any future gains that may be realized upon the compensation granted under our equity incentive compensation plans will qualify as "performance-based compensation" and will be fully deductible by us.

The Compensation Committee believes that the overall performance of our senior executives cannot in all cases be reduced to a fixed formula and that the prudent use of discretion in determining pay levels is in our best interests and those of our shareholders. Under some circumstances (other than in the context of the employee incentive stock plans), the Committee's use of discretion in determining appropriate amounts of compensation may be essential. In those situations where discretion is used by the Compensation Committee, compensation may not be fully deductible. The Committee does not believe that such loss of deductibility will have any material impact on our financial condition.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. As amended, IRC Section 409A affects the payments of certain types of deferred compensation to key employees. While the final regulations have not become effective yet, we believe we are operating in good faith compliance with the statutory provisions which were effective January 1, 2005. For a more detailed discussion of our nonqualified deferred compensation arrangements, see "—Nonqualified Deferred Compensation Plans."

Recent changes to the accounting requirements pertaining to equity-based compensation have caused the Compensation Committee to reduce the value and modify the type of the equity-based compensation awarded to our executives and other key employees. See Note 1 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC for a discussion of the recent changes to the accounting requirements pertaining to equity-based compensation.

Summary Compensation Table

The following table sets forth information regarding the compensation of the Named Executive Officers for each of our last three completed fiscal years.

Summary Compensation Table for Fiscal Years 2006, 2005 and 2004

Name and Principal Position	Year	Salary[(1)]	Option Awards[(2)]	Non-Equity Incentive Plan Compensation[(3)]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[(4)]	All Other Compensation[(5)]	Total[(6)]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Rene R. Champagne Chairman and Chief Executive Officer	2006	$552,506	$1,075,000	$1,050,000	$179,969	$ 50,521	$2,907,996
	2005	$520,004	$2,615,994[(7)]	$ 530,000	$292,794	$ 56,355	$4,015,147
	2004	$481,669	$3,353,750	$ 775,000	$257,856	$ 51,575	$4,919,850
Daniel M. Fitzpatrick[(8)] Senior Vice President and Chief Financial Officer	2006	$244,377	$ 106,855	$ 278,500	$ 0	$ 37,361	$ 667,093
	2005	$134,523	$ 464,267[(7)]	$ 87,300	$ 0	$ 45,937	$ 732,027
	2004	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Kevin M. Modany President and Chief Operating Officer	2006	$326,878	$ 71,802	$ 436,400	$ 13,426	$ 31,244	$ 879,750
	2005	$279,427	$1,926,047[(7)]	$ 217,000	$ 20,031	$ 24,621	$2,467,126
	2004	$203,367	$ 424,014	$ 198,000	$ 17,675	$ 15,565	$ 858,621
Clark D. Elwood Senior Vice President, General Counsel and Secretary	2006	$242,078	$ 10,083	$ 253,800	$ 20,870	$ 11,462	$ 538,293
	2005	$221,454	$1,488,151[(7)]	$ 126,500	$ 62,768	$10,508	$1,909,381
	2004	$193,953	$ 432,748	$ 178,000	$ 53,281	$7,293	$ 865,275
Eugene W. Feichtner Senior Vice President, Operations	2006	$199,158	$ 5,042	$ 189,600	$ 29,025	$ 10,193	$ 433,018
	2005	$187,455	$1,024,484[(7)]	$ 95,000	$ 87,844	$ 8,812	$1,403,595
	2004	$175,717	$ 238,198	$ 146,852	$ 45,148	$ 7,288	$ 613,203

(1) Amounts shown represent the dollar value of base salary earned by the Named Executive Officer during each of the years indicated.

(2) Amounts shown for 2006 represent the dollar amount recognized for financial statement reporting purposes with respect to 2006, computed in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R") (except excluding any estimated amount for forfeitures related to service-based vesting conditions), of all option awards held by the Named Executive Officer. Amounts shown for 2005 and 2004 represent the dollar amount that would have been recognized for financial statement reporting purposes with respect to each such year, computed in accordance with SFAS No. 123R (except excluding any estimated amount for forfeitures related to service-based vesting conditions), if we had been required to recognize compensation expense with respect to option awards held by the Named Executive Officers in those years. As permitted by applicable accounting standards, we were not required to recognize compensation expense related to stock options until 2006. The option awards relate solely to shares of our common stock. The values reported for:

- 2006 relate to stock options held by the Named Executive Officers that were granted in 2006, 2005 and 2003;
- 2005 relate to stock options held by the Named Executive Officers that were granted in 2005, 2004, 2003 and 2002; and
- 2004 relate to stock options held by the Named Executive Officers that were granted in 2004, 2003 and 2002.

None of the Named Executive Officers has received any Stock Appreciation Rights ("SARs") from us. There were no forfeitures with respect to any option awards held by the Named Executive Officers during any of the years indicated. The fair value of the stock options granted prior to January 1, 2005 was determined using the Black-Scholes model. We have used a binomial option pricing model to determine the fair value of the stock options granted on and after January 1, 2005, which, similar to the Black-Scholes model, takes into account the variables defined below:

- "Volatility" is a statistical measure of the extent to which the stock price is expected to fluctuate during a period and combines our historical stock price volatility and the implied volatility as measured by actively traded stock options.
- "Expected life" is the weighted average period that those stock options are expected to remain outstanding, based on the historical patterns of our stock option exercises, as adjusted to reflect the current position-level demographics of the stock option grantees.
- "Risk-free interest rate" is based on interest rates for terms that are similar to the expected life of the stock options.
- "Dividend yield" is based on our historical and expected future dividend payment practices.

The assumptions supporting those variables were consistent under both option pricing models. The following table sets forth the assumptions supporting those variables that were used to determine the values reported with respect to the stock options held by the Named Executive Officers that were granted in 2002 through 2006:

	Assumptions Associated with Stock Options Granted In				
	2006	2005	2004	2003	2002
Volatility	42%	44%	58%	57%	56%
Expected life (in years)	4	4	5	5	5
Risk-free interest rate	4.3%	4.0%	3.3%	2.7%	4.4%
Dividend yield	None	None	None	None	None

The amounts ultimately realized by the Named Executive Officers from the option awards will depend on the price of our common stock in the future and may be quite different from the values shown.

(3) Amounts shown represent the dollar value of all amounts earned for services performed during each of the years indicated pursuant to awards under non-equity incentive plans. There were no earnings on any outstanding non-equity incentive plan awards during any of the years indicated. The amounts reported are the annual bonus compensation amounts earned in the stated year and paid in the subsequent year. Under Item 402(a) of Regulation S-K under the 1934 Act, our annual bonus compensation is defined to be non-equity incentive plan compensation, instead of bonus compensation, because the outcome with respect to the relevant performance targets under our bonus parameters is substantially uncertain at the time the performance targets are established by the Compensation Committee and communicated to the participants. As a result, the annual bonus award is intended to serve as an incentive for performance to occur over a specified fiscal year, which causes it to be reported in this column.

(4) Amounts shown represent the sum of:
   - the aggregate increase in actuarial present value of the Named Executive Officer's accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) from the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the prior completed fiscal year to the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the covered fiscal year; and
   - the above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified, including such earnings on nonqualified defined contribution plans.

The aggregate change in actuarial present value of the Named Executive Officer's accumulated benefit under each of the following plans from the measurement date of that plan used for financial statement reporting purposes with respect to our audited financial statements for the prior completed year to the measurement date of that plan used for financial statement reporting purposes with respect to our audited financial statements for the covered fiscal year is presented in the table below:

- the Retirement Plan for Salaried Employees of ITT Corporation (the "Old Pension Plan"), a non-contributory defined benefit pension plan;
- the ESI Pension Plan, a cash balance defined benefit plan; and
- the ESI Excess Pension Plan, an unfunded, nonqualified retirement plan.

See "—Pension Plans." In addition, the above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified under the ESI Excess Savings Plan, an unfunded, nonqualified retirement plan, for the benefit of the Named Executive Officers in each of the years indicated are specified in the table below. There were no above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified under the Deferred Bonus Plan, an unfunded, nonqualified deferred compensation plan, for the benefit of the Named Executive Officers in 2006, 2005 or 2004. See "—Nonqualified Deferred Compensation Plans."

Named Executive Officer	Old Pension Plan Aggregate Change in Present Value of Accumulated Benefit	ESI Pension Plan Aggregate Change in Present Value of Accumulated Benefit	ESI Excess Pension Plan Aggregate Change in Present Value of Accumulated Benefit	ESI Excess Savings Plan Above-Market or Preferential Earnings on Deferred Compensation(A)	Total
Rene R. Champagne					
2006	$ (4,850)	$22,827	$154,849	$7,143	$179,969
2005	$ 3,306	$47,257	$236,618	$5,613	$292,794
2004	$ (654)	$41,363	$213,278	$3,869	$257,856
Daniel M. Fitzpatrick					
2006	$ 0	$ 0	$ 0	$ 0	$ 0
2005	$ 0	$ 0	$ 0	$ 0	$ 0
2004	$ 0	$ 0	$ 0	$ 0	$ 0
Kevin M. Modany					
2006	$ 0	$ 3,357	$ 10,057	$ 12	$ 13,426
2005	$ 0	$ 8,836	$ 11,195	$ 0	$ 20,031
2004	$ 0	$10,137	$ 7,538	$ 0	$ 17,675
Clark D. Elwood					
2006	$ (711)	$ 7,862	$ 13,475	$ 244	$ 20,870
2005	$10,817	$27,725	$ 24,076	$ 150	$ 62,768
2004	$ 7,262	$24,308	$ 21,610	$ 101	$ 53,281
Eugene W. Feichtner					
2006	$ 182	$13,877	$ 14,913	$ 53	$ 29,025
2005	$18,616	$38,179	$ 31,049	$ 0	$ 87,844
2004	$12,370	$32,778	$ 0	$ 0	$ 45,148

(A) Interest is above-market only if the rate of interest exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under Section 1274(d) of the IRC), at the rate that corresponds most closely to the rate under the applicable plan at the time the interest rate or formula is set. In the event of a discretionary reset of the interest rate, the requisite calculation is made on the basis of the interest rate at the time of such reset, rather than when originally established. Only the above-market portion of the interest is included.

(5) Amounts shown represent all other compensation for each of the years indicated that could not properly be reported in columns (c) through (f) of the Summary Compensation Table, as follows:

	Perquisites[(A)]						ITT/ESI Contributions Under		
Named Executive Officer	***Use of a* Company Car[(B)]**	**Tax Return *and Financial* Planning Allowance[(C)]**	**Event Tickets[(D)]**	***Enhanced* Disability Benefits[(E)]**	**Relocation Assistance[(F)]**	**Perquisites Total**	**ESI 401(k) Plan[(G)]**	**ESI Excess Savings Plan[(H)]**	**Perquisites and ITT/ESI Contributions Total[(I)]**
Rene R. Champagne									
2006	$18,230	$11,200	$12,608	$3,808	$ 0	$45,846	$4,675	$ 0	$50,521
2005	$18,239	$10,600	$10,300	$3,604	$ 0	$42,743	$4,337	$9,275	$56,355
2004	$20,654	$ 2,675	$12,100	$2,352	$ 0	$37,781	$3,900	$9,894	$51,575
Daniel M. Fitzpatrick									
2006	$ 0	$ 2,475	$ 4,267	$1,683	$21,605	$30,030	$7,331	$ 0	$37,361
2005	$ 0	$ 940	$ 2,542	$1,598	$39,094	$44,174	$1,763	$ 0	$45,937
2004	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Kevin M. Modany									
2006	$11,471	$ 475	$ 7,162	$2,261	$ 0	$21,369	$7,569	$2,306	$31,244
2005	$11,618	$ 400	$ 3,430	$2,108	$ 0	$17,556	$7,065	$ 0	$24,621
2004	$ 4,484	$ 0	$ 3,993	$ 987	$ 0	$ 9,464	$6,101	$ 0	$15,565
Clark D. Elwood									
2006	$ 0	$ 2,461	$ 0	$1,672	$ 0	$ 4,133	$6,495	$ 834	$11,462
2005	$ 0	$ 2,300	$ 0	$1,564	$ 0	$ 3,864	$6,069	$ 575	$10,508
2004	$ 0	$ 0	$ 534	$ 940	$ 0	$ 1,474	$5,574	$ 245	$ 7,293
Eugene W. Feichtner									
2006	$ 0	$ 1,992	$ 2,256	$1,375	$ 0	$ 5,623	$4,570	$ 0	$10,193
2005	$ 0	$ 601	$ 2,478	$1,292	$ 0	$ 4,371	$4,203	$ 238	$ 8,812
2004	$ 0	$ 0	$ 2,525	$ 863	$ 0	$ 3,388	$3,900	$ 0	$ 7,288

(A) Amounts shown represent the aggregate incremental cost to us for perquisites, including use of a company car, tax return and financial planning allowance, event tickets, enhanced disability benefits and relocation assistance, provided to the Named Executive Officers in each of the years indicated.

(B) The methodology for computing the aggregate incremental cost to us for providing use of a company car involves compiling the expenses that were paid by us or reimbursed to the Named Executive Officer for the Named Executive Officer's use of the vehicle. Those expenses include:

- the lease payments on the car that were paid by us;
- the cost of insurance and insurance deductibles relating to the car that were paid by us;
- the cost of gasoline used in the car that was paid or reimbursed by us; and
- the cost of maintenance and repairs of the car that was paid or reimbursed by us.

(C) The methodology for computing the aggregate incremental cost to us for providing a tax return and financial planning allowance involves determining the sum of all receipts for tax return and financial planning services that are submitted by and reimbursed to the Named Executive Officer up to the amount of the allowance authorized by the Compensation Committee (i.e., 2% of annualized base salary as of the effective date of any increase in base salary for that fiscal year for the Chief Executive Officer and President and Chief Operating Officer, and 1% of annualized base salary as of the effective date of any increase in base salary for that fiscal year for each of the other Named Executive Officers).

(D) The methodology for computing the aggregate incremental cost to us for providing event tickets involves identifying the specific events that the Named Executive Officer and his or her guests attended during the year and attributing the actual costs paid by us or reimbursed to the Named Executive Officer for the Named Executive Officer and his or her guests to attend the event. Those cost include:

- the portion of a license fee for a private suite and associated spectator seats used by the Named Executive Officer and his or her guests;

- the cost of food and beverages consumed by the Named Executive Officer and his or her guests in connection with the event;
- the cost of tickets used by the Named Executive Officer and his or her guests to attend the event; and
- the cost of parking fees incurred by the Named Executive Officer and his or her guests to attend the event.

(E) The methodology for computing the aggregate incremental cost to us for providing enhanced disability benefits involves:
- multiplying the monthly charge to us per employee for the enhanced short-term disability benefits by the number of months;
- multiplying the annual charge to us per $100 of coverage for the enhanced long-term disability benefits by the number of $100 increments in the coverage; and
- adding together the sum of the amounts calculated in the prior two bullet points.

(F) The methodology for computing the aggregate incremental cost to us for providing relocation assistance involves compiling all of the reimbursable expenses, as specified in our relocation assistance program, that have been paid by us or the Named Executive Officer with respect to the relocation. Those expenses include:
- transportation and lodging costs for the Named Executive Officer and members of his or her household to search for a new residence;
- temporary living expenses for the Named Executive Officer in the new location (which cannot exceed 25% of the total dollar amount of the Named Executive Officer's relocation assistance);
- transportation and lodging costs incurred by the Named Executive Officer and members of his or her household when moving to the new location;
- the cost of moving the household goods of the Named Executive Officer and members of his or her household;
- the cost associated with the sale of the Named Executive Officer's principal residence at the old location;
- the cost associated with the purchase of the Named Executive Officer's principal residence at the new location; and
- miscellaneous costs incurred by the Named Executive Officer with respect to relocating to a new principal residence (which cannot exceed 20% of the total dollar amount of the Named Executive Officer's relocation assistance).

The total dollar amount of the assistance authorized by the Compensation Committee of our Board of Directors is 50% of the Named Executive Officer's annualized base salary as of the date the relocation begins.

(G) Amounts shown represent our contributions or other allocations made under the ESI 401(k) Plan, a defined contribution plan, for the benefit of the Named Executive Officers in each of the years indicated. See "—Equity Compensation and Qualified Savings Plans—*ESI 401(k) Plan*." All of our contributions to the ESI 401(k) Plan: (a) were made to the fund that invested in our common stock prior to March 19, 2004, except as otherwise directed by participants in accordance with the plan terms; and (b) have been made to the other investment funds as directed by the participants since March 19, 2004.

(H) Amounts shown represent our contributions or other allocations made under the ESI Excess Savings Plan, an unfunded nonqualified deferred compensation plan, for the benefit of the Named Executive Officers in each of the years indicated. See "—Nonqualified Deferred Compensation Plans—*ESI Excess Savings Plan*."

(I) Amounts shown do not include our cost for employee benefits that do not discriminate in scope, terms or operation in favor of our executive officers or Directors and that are available generally to all full-time and part-time regular employees, including, without limitation, medical and dental benefits, vision insurance, life insurance, flexible spending account, tuition reimbursement, business travel and accident insurance, disability insurance, and ITT Technical Institute tuition discounts.

(6) Amounts shown represent the sum of the dollar values for each compensation element in columns (c) through (g) in each of the years indicated.

(7) On October 24, 2005, the Compensation Committee of our Board of Directors accelerated the vesting of all unvested, nonqualified stock options to purchase shares of our common stock granted to our employees and Directors that had exercise prices greater than the closing price of our common stock on that date. As a result of the vesting acceleration, all of those stock options were fully exercisable as of October 24, 2005. The purpose for accelerating the vesting of those stock options was to reduce our future compensation costs associated with those stock options upon our adoption of SFAS No. 123R in 2006.

On October 28, 2005, the Compensation Committee of our Board of Directors awarded certain of our executives, including the Named Executive Officers, nonqualified stock options to purchase shares of our common stock as of November 2, 2005. The stock options awarded were fully vested and immediately exercisable. The full vesting of the stock options was conditioned upon each optionee agreeing not to sell, transfer or otherwise dispose of any shares obtained upon exercising the option until:

- the first anniversary with respect to one-third of the shares underlying the option,
- the second anniversary with respect to an additional one-third of the shares underlying the option; and
- the third anniversary with respect to the remaining one-third of the shares underlying the option.

The purpose for accelerating the award and vesting of those stock options was to reduce our future compensation costs associated with those stock options upon our adoption of SFAS No. 123R in 2006.

As a result of the actions described in this footnote, the amounts shown for 2005 reflect the full expense of the portion of all stock options held by the Named Executive Officer for which vesting was accelerated and the full expense of the options granted effective November 2, 2005 held by the Named Executive Officer, which, along with the portion of any other stock options held by the Named Executive Officer that vested earlier in 2005, would have been the amount that we would have recognized as compensation expense in 2005, if we had been required to recognize compensation expense for stock options in that year.

(8) Mr. Fitzpatrick began his employment with us in June 2005.

Grants of Plan-Based Awards Table

The following table sets forth information regarding grants of plan-based awards in 2006 to each of our Named Executive Officers.

Grants of Plan-Based Awards in Fiscal Year 2006

Named Executive Officer	Grant Date [1]	Date Compensation Committee Took Action to Grant Awards	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)[6]	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards[7]
			Threshold[3]	Target[4]	Maximum[5]				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Rene R. Champagne									
1997 Stock Plan Award[8]	02/1/06	01/23/06[9]	N/A	N/A	N/A	50,000	$58.30[10]	$57.86	$1,075,000
2006 Bonus Parameters[11]	N/A	01/23/06	$140,000	$560,000	$1,120,000	N/A	N/A	N/A	N/A
Daniel M. Fitzpatrick									
2006 Bonus Parameters[11]	N/A	01/23/06	$ 37,125	$148,500	$ 297,000	N/A	N/A	N/A	N/A
Kevin M. Modany									
2006 Bonus Parameters[11]	N/A	01/23/06	$ 58,188	$232,750	$ 465,500	N/A	N/A	N/A	N/A
Clark D. Elwood									
2006 Bonus Parameters[11]	N/A	01/23/06	$ 33,839	$135,355	$ 270,710	N/A	N/A	N/A	N/A
Eugene W. Feichtner									
2006 Bonus Parameters[11]	N/A	01/23/06	$ 25,275	$101,100	$ 202,200	N/A	N/A	N/A	N/A

"N/A" means not applicable.

(1) Defined as the date of the grant for financial statement reporting purposes pursuant to SFAS No. 123R.

(2) Amounts shown represent the dollar value of the estimated possible payout upon satisfaction of the conditions subject to the non-equity incentive plan award granted in the fiscal year.

(3) "Threshold" refers to the minimum amount payable for a certain level of performance under the plan.

(4) "Target" refers to the amount payable, if the specified performance target(s) are reached.

(5) "Maximum" refers to the maximum payout possible under the plan.

(6) Amount shown represents the per-share exercise or base price of the option award granted to the Named Executive Officer in 2006.

(7) Amount shown represents the grant date fair value, computed in accordance with SFAS No. 123R, of the option award granted to the Named Executive Officer in 2006. There were no adjustments or amendments made in 2006 to the exercise price of any option awards held by any of the Named Executive Officers, whether through amendment, cancellation or replacement grants, or any other means (such as a repricing), or that otherwise materially modified any option awards.

(8) Represents a nonqualified stock option to purchase our common stock that was granted under the 1997 Stock Plan. See "—Equity Compensation and Qualified Savings Plans —*1997 Stock Plan*."

(9) The stock option was granted by the Compensation Committee of our Board of Directors during a Committee meeting on January 23, 2006 and became effective on February 1, 2006, which was the fourth business day following the date we publicly disclosed our financial and operating results for the fiscal year ended December 31, 2005.

(10) Nonqualified stock option granted at 100% of the closing market price of a share of our common stock on January 31, 2006, the day before the effective date of the grant. One-third of the shares subject to each option granted is exercisable on the anniversary date of the grant in each of the years 2007, 2008 and 2009.

(11) Represents awards that could be earned pursuant to the 2006 Executive Bonus Parameters that were approved by the Compensation Committee on January 23, 2006. Amounts actually earned in 2006 are reported in the Summary Compensation Table for that year in the Non-Equity Incentive Plan Compensation column. See "—Summary Compensation Table."

Amount of Salary and Bonus in Proportion to Total Compensation

The goal of the compensation program for our executives is to reward each of our executives based on the short- and long-term performance of both the executive and us. Under this pay-for-performance philosophy, the better the performance, the greater the compensation and increased shareholder value that should result. Based on this, the Compensation Committee believes that equity-based compensation related to long-term performance should be a major component of our senior executives' compensation. The salary, and salary and non-equity incentive plan compensation, as a percentage of each Named Executive Officer's total compensation for the years indicated was as follows:

Named Executive Officer	Salary	Salary and Non-Equity Incentive Plan Compensation[1]	Total Compensation[2]	Salary as a Percentage of Total Compensation	Salary and Non-Equity Incentive Plan Compensation as a Percentage of Total Compensation
Rene R. Champagne					
2006	$552.506	$1,602.506	$2,907,996	19.0%	55.1%
2005	$520,004	$1,050,004	$4,015,147	13.0%	26.2%
2004	$481,669	$1,256,669	$4,919,850	9.8%	25.5%
Daniel M. Fitzpatrick					
2006	$244,377	$ 522,877	$ 667,093	36.6%	78.4%
2005	$134,523	$ 221.823	$ 732,027	18.4%	30.3%
2004	$ 0	$ 0	$ 0	0%	0%
Kevin M. Modany					
2006	$326,878	$ 763,278	$ 879,750	37.2%	86.8%
2005	$279,427	$ 496,427	$2,467,126	11.3%	20.1%
2004	$203,367	$ 401,367	$ 858,621	23.7%	46.7%
Clark D. Elwood					
2006	$242,078	$ 495,878	$ 538,293	45.0%	92.1%
2005	$221,454	$ 347,954	$1,909,381	11.6%	18.2%
2004	$193,953	$ 371,953	$ 865,275	22.4%	43.0%
Eugene W. Feichtner					
2006	$199,158	$ 388,758	$ 433,018	46.0%	89.8%
2005	$187,455	$ 282.455	$1,403.595	13.4%	20.1%
2004	$175,717	$ 322,569	$ 613,203	28.7%	52.6%

(1) Under Item 402(a) of Regulation S-K under the 1934 Act, our annual bonus compensation is defined to be non-equity incentive plan compensation, instead of bonus compensation, because the outcome with respect to the relevant performance targets under our bonus parameters is substantially uncertain at the time the performance targets are established by the Compensation Committee and communicated to the participants. As a result, the annual bonus award is intended to serve as an incentive for performance to occur over a specified fiscal year, which causes it to be reported as non-equity incentive plan compensation. The amounts of non-equity incentive plan compensation reported in this table are the amounts earned in the stated year and paid in the subsequent year.

(2) Amounts shown represent the sum of the dollar values for each compensation element that we are required to report in the Summary Compensation Table for each of the years indicated. See "—Summary Compensation Table."

Generally, the amount of salary has represented less than 25%, and the amount of salary and non-equity incentive plan compensation combined has represented less than 50%, of the Named Executive Officer's total compensation. In order to reduce our future compensation costs upon our adoption of SFAS No. 123R in 2006, most of the equity-based compensation that would have been granted to the Named Executive Officers in 2006 was granted to them in 2005, and all of that equity-based compensation was fully vested upon the grant date. For the same reason, on October 24, 2005, the Compensation Committee also accelerated the vesting of all unvested, nonqualified stock options to purchase shares of our common stock previously granted to the Named Executive Officers that had exercise prices greater than the closing price of our common stock on that date. See "—Summary Compensation Table." As a result, the dollar value of the equity-based compensation attributed to the Named Executive Officers was substantially higher in 2005 and substantially lower in 2006, which distorts the relative percentages that a Named Executive Officer's salary and non-equity incentive plan compensation represented of his total compensation in each of 2005 and 2006. In addition, depending on our performance, the amount of non-equity incentive plan compensation in any year can range from 12.5% to 200% of the Named Executive Officer's salary, depending on the Named Executive Officer's position. See "—Compensation Discussion and Analysis—*Compensation Elements—Non-Equity Incentive Compensation*." As a result, the better our performance in any year, the greater percentage that non-equity incentive plan compensation will represent of the Named Executive Officer's total compensation for that year. This result corresponds to the goal of the compensation program for our executives and with the Compensation Committee's intentions.

Employment Contracts

We have not entered into an employment contract, whether written or oral, with any of the Named Executive Officers.

Non-Equity Incentive Plan

The annual bonus award is intended to serve as an incentive for performance to occur over a specified fiscal year, because the outcome with respect to the relevant performance targets under our bonus parameters is substantially uncertain at the time the performance targets are established by the Compensation Committee and communicated to the participants. Pursuant to the SEC's regulations, our annual bonus compensation is classified in the tables in this proxy statement as non-equity incentive plan compensation, instead of bonus compensation, due to the performance-based nature of our annual bonus compensation. We refer to this non-equity incentive plan compensation as our "bonus" compensation internally and in previous filings with the SEC. Throughout this proxy statement in the narrative and in the footnotes to the tables, when we refer to "bonus" and related items, we mean the non-equity incentive plan compensation and related items as defined in the SEC's regulations and shown in the columns in the tables in this proxy statement. See "—Summary Compensation Table." For a detailed description of the 2006 Executive Bonus Parameters and the annual bonus awards made to the Named Executive Officers under those parameters, see "—Compensation Discussion and Analysis—*Compensation Elements—Non-Equity Incentive Compensation*."

Under the Deferred Bonus Plan, each eligible employee may elect to defer payment of all or a portion of his or her annual bonus compensation in the form of cash and/or shares of our common stock. See "—Nonqualified Deferred Compensation Plans—*Deferred Bonus Plan*." None of the Named Executive Officers deferred payment of any portion of his annual bonus compensation in 2004, 2005 or 2006.

Equity Compensation and Qualified Savings Plans

1994 Stock Plan. On December 16, 1994, our shareholders approved our adoption of the ITT Educational Services, Inc. 1994 Stock Option Plan (the "1994 Stock Plan"), which became effective on December 27, 1994 and expired on December 29, 2004. The 1994 Stock Plan provided for awards of nonqualified stock options to our key employees. An aggregate of 1,620,000 shares of our common stock were reserved for issuance for option awards under the 1994 Stock Plan, subject to adjustment in certain events and as adjusted for our stock splits. As of December 31, 2006, the total number of shares of our common stock that were subject to unexercised nonqualified stock option awards under the 1994 Stock Plan was 4,688.

The 1994 Stock Plan was administered by the Compensation Committee. The exercise price of a stock option awarded under the 1994 Stock Plan could not be less than 100% of the fair market value of the our common stock on the date of the award. No option may be exercised prior to one year after the award date. Subject to the discretion of the Compensation Committee, stock options granted under the 1994 Stock Plan will generally expire upon the termination of an employee's employment for reasons other than death, disability or retirement. Notwithstanding the foregoing, the Compensation Committee has the authority to establish different terms and conditions relating to the exercise of an option subsequent to the termination of a participant's employment. The maximum term of a stock option awarded under the 1994 Stock Plan is ten years and two days from the date of the award. The shares of our common stock issued upon the exercise of a stock option under the 1994 Stock Plan may be made available from treasury shares or authorized but unissued shares.

No individual could receive options for more than 135,000 shares of our common stock under the 1994 Stock Plan in any given calendar year, as adjusted for our stock splits. See Exhibit No. 99.2 to Starwood Hotels & Resorts Worldwide, Inc.'s and ITT Corporation's Amendment No. 1 to Schedule 13D, dated June 29, 1998, filed with the SEC for a complete copy of the 1994 Stock Plan.

Due to the expiration of the 1994 Stock Plan on December 29, 2004, the Compensation Committee has not granted any stock options under the 1994 Stock Plan since that date.

1997 Stock Plan. On May 13, 1997, our shareholders approved our adoption of the 1997 Stock Plan, which became effective on the same date and provides for the grant of:

- stock options that are intended to qualify as "incentive stock options" under Section 422 of the IRC;
- nonqualified stock options;
- SARs;
- performance shares and restricted stock; or
- any combination of the foregoing, as the Compensation Committee may determine, as well as substitute stock options, SARs and restricted stock. The 1997 Stock Plan will expire on May 13, 2007.

The only awards that have been granted under the 1997 Stock Plan are nonqualified stock options and restricted stock. As a result of our shareholders' approval of our adoption of the 2006 Equity Compensation Plan at the 2006 Annual Meeting of Shareholders on May 9, 2006, no awards have been, or will be, made under the 1997 Stock Plan after May 9, 2006. As of December 31, 2006, the total number of shares of our common stock that were subject to outstanding awards granted under the 1997 Stock Plan with respect to:

- unexercised nonqualified stock option awards was 2,292,121; and
- restricted stock awards was 15,515.

Recipients of awards under the 1997 Stock Plan must be, or have been at the time of grant, key employees (including any officer or Director who is also an employee) whose responsibilities and decisions directly affect our performance or the performance of any of our subsidiaries or other affiliates. We presently have approximately 200 employees who fall within the category of key employees and could have been considered for awards under the 1997 Stock Plan.

The Compensation Committee administers the 1997 Stock Plan and made determinations with respect to the designation of those employees who would receive awards, the number of shares to be covered by options and restricted stock awards, the exercise price of options and other option terms and conditions. The Compensation Committee may impose such additional terms and conditions on an award as it deems advisable. Shares of our common stock issued under the 1997 Stock Plan may be made available from the authorized but unissued shares of our common stock, from treasury stock or from shares purchased on the open market.

Nonqualified stock options under the 1997 Stock Plan must expire within ten years after grant. The exercise price for nonqualified stock options must be at least equal to the fair market value of our common stock on the date of grant. A nonqualified stock option may be exercised only by the employee who received the option (or his or her estate or designated beneficiary) within:

- five years after the date of his or her termination of employment resulting from the employee's death, total disability or retirement, but in no event later than the expiration of the original term of the option; or
- three months after the date of his or her termination of employment resulting from any other reason, except for the employee's voluntary resignation or termination for cause, but in no event later than the expiration of the original term of the option.

If an optionee voluntarily resigns or is terminated for cause, the nonqualified stock options are canceled immediately.

Restricted shares of our common stock awarded under the 1997 Stock Plan are issued subject to a restriction period set by the Compensation Committee during which time the shares may not be sold, transferred, assigned or pledged. In the event an employee terminates employment during a restriction period, all such shares still subject to restrictions will be forfeited by the employee and reacquired by us. The restrictions may be waived, in the discretion of the Compensation Committee, in the event of the awardee's retirement, total disability, death or in cases of special circumstances. The Compensation Committee has waived forfeiture of the shares in the event of the awardee's retirement, total disability or death. The period of restriction applicable to all outstanding restricted stock awards under the 1997 Stock Plan is time-based and is three years. The recipient, as owner of the awarded shares, has all other rights of a shareholder, including the right to vote the shares and receive dividends and other distributions during the restriction period.

The 1997 Stock Plan provides for the automatic protection of intended economic benefits by key employees upon the occurrence of an acceleration event. See Exhibit No. 10.8 to our Quarterly Report on Form 10-Q for the second fiscal quarter ended June 30, 1997, Exhibit No. 10.38 to our Quarterly Report on Form 10-Q for the second fiscal quarter ended June 30, 2003 and Exhibit No. 10.58 to our Quarterly Report on Form 10-Q for the third fiscal quarter ended September 30, 2006 filed with the SEC for a complete copy of the 1997 Stock Plan, as amended. Notwithstanding any other provisions of the 1997 Stock Plan, upon the occurrence of an acceleration event:

- all options and SARs will generally become exercisable immediately for a period of 60 calendar days;
- options and SARs will continue to be exercisable for a period of seven months in the case of an employee whose employment is terminated other than for cause or who voluntarily terminates employment because of a good faith belief that such employee will not be able to discharge his or her duties;
- SARs exercised during the 60-day period will be settled fully in cash based on a formula price generally reflecting the highest price paid for a share of our common stock during the 60-day period preceding the date such SAR is exercised;
- "limited stock appreciation rights" will be granted automatically on all outstanding options not otherwise covered by a SAR, which will generally be exercisable immediately in full and which will entitle the holders to the same exercise period and formula price referred to in the bullets above;
- outstanding performance share awards will vest automatically, with the valuation of such performance shares based on the formula price; and
- restrictions applicable to awards of restricted stock will be waived automatically.

Options, SARs, performance shares or restricted shares which are granted, accelerated or enhanced upon the occurrence of a takeover may give rise, in whole or in part, to "excess parachute payments" within the meaning of Section 280G of the IRC and, to such extent, will be nondeductible by us and subject to a 20% excise tax to the awardee.

An "acceleration event" is generally defined in the 1997 Stock Plan as any of the following events:

- a report on Schedule 13D is filed with the SEC pursuant to Section 13(d) of the 1934 Act disclosing that any person (within the meaning of Section 13(d) of the 1934 Act), other than us, ITT Corporation (a Nevada corporation ("ITT Nevada") that was formerly affiliated with ITT Corporation, an Indiana corporation), one of our subsidiaries or any employee benefit plan sponsored by us, ITT Nevada or one of our subsidiaries, is the beneficial owner directly or indirectly of 20% or more of the outstanding shares of our common stock;
- any person (within the meaning of Section 13(d) of the 1934 Act), other than us, ITT Nevada, one of our subsidiaries or any employee benefit plan sponsored by us, ITT Nevada or one of our subsidiaries, purchases shares pursuant to a tender offer or exchange offer to acquire any shares of our common stock (or securities convertible into our common stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person in question is the beneficial owner (as such term is defined in Rule 13d-3 under the 1934 Act) directly or indirectly of 15% or more of the outstanding shares of our common stock (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire our common stock);
- our shareholders approve:
  - any consolidation or merger of us in which we are not the continuing or surviving corporation or pursuant to which shares of our common stock would be converted into cash, securities or other property, other than a merger of us in which holders of our common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger as immediately before; or
  - any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets; or
- a change in a majority of the members of our Board of Directors within a 12-month period, unless the election or nomination for election by our shareholders of each new Director during such 12-month period was approved by the vote of two-thirds of the Directors then still in office who were Directors at the beginning of such 12-month period.

During 2006, nonqualified stock options under the 1997 Stock Plan were granted to our key employees to purchase an aggregate of 66,500 shares of our common stock. During 2006, restricted stock under the 1997 Stock Plan was granted to our key employees representing an aggregate of 19,405 shares of our common stock. No other awards were made in 2006 under the 1997 Stock Plan.

2006 Equity Compensation Plan. On May 9, 2006, our shareholders approved our adoption of the 2006 Equity Compensation Plan, which became effective on the same date and provides that awards may be granted to our and our subsidiaries' employees and Directors. The approximate number of persons eligible to participate in the 2006 Equity Compensation Plan is 200. The 2006 Equity Compensation Plan permits the grant of the following types of awards:

- stock options (incentive and nonqualified);
- SARs;
- restricted stock;
- RSUs;
- performance shares;
- performance units; and
- other stock-based awards.

No award may be granted under the 2006 Equity Compensation Plan after May 9, 2016. As of December 31, 2006, the total number of shares of our common stock that were subject to outstanding awards granted under the 2006 Equity Compensation Plan with respect to:

- unexercised nonqualified stock option awards was 14,000;
- RSU awards was 88; and
- restricted stock awards was 13,082.

Administration. The 2006 Equity Compensation Plan is administered by a committee consisting of two or more members of our Board of Directors (the "Plan Committee"). It is intended that each member of the Plan Committee will be a "non-employee director" within the meaning of Rule 16b-3 of the 1934 Act, an "outside director" under regulations promulgated under Section 162(m) of the IRC, and an "independent director" under the NYSE listing standards. Our Board of Directors has currently designated the Compensation Committee as the Plan Committee for the 2006 Equity Compensation Plan; however, the entire Board will act as the Plan Committee with respect to awards to non-employee Directors. Subject to applicable law, the Plan Committee may delegate its authority under the 2006 Equity Compensation Plan.

Shares Subject to the 2006 Equity Compensation Plan. The total number of shares of our common stock available for awards under the 2006 Equity Compensation Plan is 4,000,000, subject to antidilution adjustments. Each share underlying stock options and SARs granted under the 2006 Equity Compensation Plan, and not forfeited or terminated, will reduce the number of shares available for future awards under the 2006 Equity Compensation Plan by one share. The delivery of a share in connection with a "full-value award" (i.e., an award of restricted stock, RSUs, performance shares, performance units or any other stock-based award with value denominated in shares) will reduce the number of shares remaining for other awards by three shares.

The source of shares for issuance under the 2006 Equity Compensation Plan may be authorized and unissued shares or treasury shares.

If an award under the 2006 Equity Compensation Plan is forfeited or terminated for any reason before being exercised, fully vested or settled, as the case may be, then the shares underlying that award will be added back to the remaining shares and will be available for future awards under the 2006 Equity Compensation Plan. The number of shares available for future awards under the 2006 Equity Compensation Plan, however, will be reduced by: (a) any shares subject to an award that are withheld or otherwise not issued upon the exercise of the award to satisfy the participant's tax withholding obligations or to pay the exercise price of the award; and (b) shares subject to an award that is settled in cash in lieu of shares.

Pursuant to the 2006 Equity Compensation Plan, subject to antidilution adjustments:

- the maximum aggregate number of shares that may be delivered in connection with stock options intended to be incentive stock options under Section 422 of the IRC ("incentive stock options") may not exceed 4,000,000 shares;
- the maximum aggregate number of shares that may be granted to an individual participant during any calendar year pursuant to:
  - all forms of awards is 200,000 shares;
  - incentive stock options is 200,000 shares;
  - restricted stock and RSU awards is 100,000 shares; and
  - performance share awards is 100,000 shares; and
- the maximum aggregate compensation that may be paid pursuant to performance units awarded in any one calendar year to an individual participant is $1,000,000, or a number of shares having an aggregate fair market value not in excess of that amount.

Further, no incentive stock option will be granted to a participant if as a result of such grant the aggregate fair market value of shares with respect to which incentive stock options are exercisable for the first time in any calendar year would exceed $100,000.

No Repricing. The 2006 Equity Compensation Plan prohibits repricing of stock options or SARs, including by way of an exchange for another award with a lower exercise price, unless shareholder approval is obtained.

Stock Options. Stock options granted under the 2006 Equity Compensation Plan may be either nonqualified or incentive stock options. Each option grant will be evidenced by an award agreement between the optionee and us setting forth the terms and conditions of the option. The Plan Committee will set the exercise price of each option, provided that the exercise price may not be less than 100% of the fair market value of our common stock on the date the option is granted. The 2006 Equity Compensation Plan defines "fair market value" as the closing price of our common stock on the effective date of the option grant or, if that date is not a trading day, on the most recent trading day prior to the effective date of the option grant. In addition, in the case of an incentive stock option granted to a participant who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of our stock, the exercise price of the incentive stock option will not be less than 110% of the fair market value of our common stock on the effective date of the option grant.

The Plan Committee will determine the term of each stock option that it grants under the 2006 Equity Compensation Plan; however, the term may not exceed seven years from the date of grant. Moreover, in the case of an incentive stock option granted to a participant who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of our stock, the term of the option may not exceed five years from the date of grant.

If an optionee's employment or service terminates due to death, disability or retirement:

- all of the optionee's stock options with time-based vesting provisions will become immediately exercisable and will remain exercisable until the earlier of:
  - the date three years after the date of the optionee's death, disability or retirement, or
  - the date the options expire in accordance with their terms; and
- with respect to the optionee's options with performance-based vesting provisions:
  - the optionee will forfeit all such options that are not exercisable as of the date of death, disability or retirement; and
  - options that were exercisable as of the date of death, disability or retirement will remain exercisable until the earlier of (a) the date three years after such date, or (b) the date the options expire in accordance with their terms.

In both cases, incentive stock options will not be exercisable for more than three months following an optionee's death or retirement or more than one year following the termination of an optionee's employment by reason of disability.

Upon termination by us of an optionee's employment or service without cause, or upon termination of employment or service by the optionee for a reason other than death, disability or retirement:

- an optionee will forfeit all of his or her options that had not yet become exercisable; and
- options that were exercisable as of the date of the optionee's termination will remain exercisable until the earlier of (a) the date 90 days after the date of termination, or (b) the date the options expire in accordance with their terms.

Upon termination of employment or service for cause, an optionee will immediately forfeit all of his or her outstanding options.

SARs. SAR grants may be either freestanding or tandem with option grants. Each SAR grant will be evidenced by an agreement that will specify the number of shares to which the SAR pertains, the grant price, the term of the SAR and such other provisions as the Plan Committee shall determine.

The grant price of a freestanding SAR will not be less than 100% of the fair market value of our common stock on the effective date of the SAR grant, and the grant price of a tandem SAR will equal the exercise price of the related option. The Plan Committee will determine the term of each SAR that it grants under the 2006 Equity Compensation Plan; however, the term may not exceed seven years from the date of grant.

A tandem SAR may be exercised only with respect to the shares for which its related option is then exercisable. The exercise of all or part of a tandem SAR will result in the forfeiture of the right to purchase a number of shares under the related option equal to the number of shares with respect to which the SAR is exercised. The 2006 Equity Compensation Plan also contains specified additional conditions on the exercise of a tandem SAR granted in connection with an incentive stock option. Freestanding SARs may be exercised upon whatever terms and conditions the Plan Committee imposes upon them; however, except as otherwise provided upon a termination of employment or service or in the event of a change in control or subsidiary disposition, no freestanding SARs may be exercisable prior to one year from the date of grant.

Upon exercise of a SAR, the holder will receive payment from us in an amount equal to the product of (a) the excess of the fair market value of our common stock on the date of exercise over the grant price and (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Plan Committee, payment to the holder of a SAR may be in cash, shares of our common stock or a combination thereof.

If the employment or service of a holder of a SAR is terminated, the SAR will be treated in the same manner as options are treated.

Restricted Stock and Restricted Stock Units. Each restricted stock or RSU grant will be evidenced by an agreement that specifies the applicable period of restriction, the number of restricted shares or RSUs granted, the vesting or settlement date, and such other provisions as the Plan Committee determines.

The period of restriction applicable to an award of restricted stock or RSUs will be (a) at least three years in the case of a time-based period of restriction, and (b) at least one year in the case of a performance-based period of restriction.

Participants holding restricted stock may exercise full voting rights and will receive all regular cash dividends paid with respect to those shares. Except as otherwise determined by the Plan Committee, all other distributions paid with respect to the restricted stock will be credited to the participant subject to the same restrictions on transferability and forfeitability as the underlying restricted stock.

When the applicable period of restriction on the restricted stock ends, the stock will become freely transferable, and the participant will be entitled to receive a certificate evidencing those shares. When the applicable period of restriction ends, RSUs will be settled and paid. The Plan Committee shall determine whether the RSUs will be settled by delivery of shares or payment in cash of an amount equal to the fair market value of the shares on the settlement date, or a combination thereof.

With respect to restricted stock with a time-based period of restriction:

- upon a participant's death or disability, the period of restriction will lapse immediately; and
- upon termination of a participant's employment or service with us for any reason other than death or disability, the participant will forfeit all unvested restricted stock immediately after the termination of employment or service.

With respect to restricted stock with a performance-based period of restriction, upon termination of a participant's employment or service with us for any reason, the participant will forfeit all unvested restricted stock immediately after the termination of employment or service.

With respect to RSUs with a time-based period of restriction:

- upon a participant's death or disability, the period of restriction will lapse immediately, and the RSUs will be settled immediately thereafter;
- upon termination of a participant's employment or service with us due to retirement, the participant will retain his or her unvested RSUs, the period of restriction will lapse in accordance with its original terms and the settlement of the RSUs will occur on the specified settlement date; and
- upon termination of a participant's employment or service with us for any reason other than death, disability or retirement, the participant will forfeit all of his or her unvested RSUs immediately after the termination of employment or service.

With respect to RSUs with a performance-based period of restriction, upon termination of a participant's employment or service with us for any reason, the participant will forfeit all of his or her unvested RSUs immediately after the termination of employment or service.

Performance Shares and Performance Units. Each grant of performance shares and performance units will be evidenced by an agreement that specifies the number granted, the applicable performance measures and performance periods, and such other provisions as the Plan Committee determines. Except as otherwise provided in the applicable award agreement, upon termination of employment or service or upon a change in control or subsidiary disposition, the performance period for performance shares and performance units must be at least one year.

A participant will not have voting rights or other rights as a shareholder with respect to the shares subject to an award of performance shares or performance units until the time, if at all, when shares are issued to the participant pursuant to the terms of the applicable award agreement.

As soon as practicable following the completion of the performance period applicable to outstanding performance shares or performance units, the Plan Committee will certify in writing the extent to which the applicable performance measures have been attained and the resulting final value of the award earned by the participant and to be paid upon its settlement. The Plan Committee, in its sole discretion as specified in the award agreement, may pay earned performance shares or performance units by delivery of shares or by payment in cash or a combination thereof.

If a participant terminates employment or service with us for any reason prior to the end of the performance period respecting an award of performance shares or performance units, the participant will forfeit any and all right to payment under the performance shares or performance units.

Other Stock-Based Awards. The Plan Committee has the right to grant other stock-based awards that may include, without limitation, grants of shares based on attainment of performance measures, payment of shares as a bonus or in lieu of cash based on attainment of performance measures, and the payment of shares in lieu of cash under other of our incentive or bonus programs.

Except as otherwise provided in the applicable award agreement, upon a termination of employment or service or upon a change in control or subsidiary disposition, other stock-based awards will have a minimum period of restriction of three years, which period may, in the Plan Committee's discretion, lapse on a pro-rated, graded, or cliff (i.e., all at once) basis. In the Plan Committee's discretion, however, up to 5% of the shares available for issuance as full-value awards under the 2006 Equity Compensation Plan may have a shorter period of restriction, but in no case less than one year. Moreover, an award of payment in shares in lieu of cash under other of our incentive or bonus programs, or awards to non-employee Directors as part of their retainer or other

Board fees, will not be subject to the minimum period of restriction limitations described above and will not be applied against or included when calculating the 5% limitation.

The Plan Committee may determine to pay a non-employee Director's regular annual retainer, retainer for Board committee memberships, retainer for chairperson duties, fees for attendance at Board or Board committee meetings, or any other retainers or fees in the form of an other stock-based award under the 2006 Equity Compensation Plan. The Plan Committee may also determine to permit the non-employee Directors to elect whether to receive all or a portion of such retainers and fees in the form of other stock-based award. Any such other stock-based awards would not be subject to any restrictions (other than restrictions applicable to our "affiliates").

Performance-Based Awards. The Plan Committee may grant awards that are intended to qualify as "performance-based compensation" for purposes of deductibility under Section 162(m) of the IRC. For any such award, the Plan Committee will establish the goals to be used within 90 days after the commencement of the performance period, or, if the number of days in the performance period is less than 90, the number of days equal to 25% of the performance period applicable to such award. The 2006 Equity Compensation Plan sets forth certain performance measures from which the Plan Committee may select for these awards. The Plan Committee may establish performance measures, in its discretion, on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, business segments, functions, salary grade levels, or positions, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. In addition, unless otherwise determined by the Plan Committee, measurement of performance measures will exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, as well as the cumulative effects of tax or accounting changes, each as determined in accordance with generally accepted accounting principles or identified in our financial statements, notes to the financial statements, management's discussion and analysis, or other filings with the SEC.

Change in Control, Cash-Out and Subsidiary Disposition. Except as otherwise provided in the applicable award agreement, if we experience a change in control:

- any and all outstanding stock options and SARs granted under the 2006 Equity Compensation Plan with time-based vesting provisions will become immediately exercisable;
- any restrictions imposed on restricted stock, RSUs and other stock-based awards granted under the 2006 Equity Compensation Plan with time-based vesting provisions will lapse; and
- any and all performance shares, performance units and other awards (if performance-based) granted under the 2006 Equity Compensation Plan will vest on a pro rata monthly basis, including full credit for partial months elapsed, and will be paid (a) based on the level of performance achieved as of the date of the change in control, if determinable, or (b) at the target level, if not determinable.

In addition, the Plan Committee may, in its sole discretion, determine that: (a) all outstanding stock options and SARs will be terminated upon the occurrence of a change in control and that each participant will receive, with respect to each share subject to the options or SARs, an amount in cash equal to the excess of the consideration payable with respect to one share in connection with the change in control over the option's exercise price or the SAR's grant price; and (b) options and SARs outstanding as of the date of the change in control may be cancelled and terminated without payment, if the consideration payable in connection with the change in control is less than the option's exercise price or the SAR's grant price.

Further, the Plan Committee has the authority to provide for the automatic full vesting and exercisability of one or more outstanding unvested awards under the 2006 Equity Compensation Plan and the termination of restrictions on transfer and repurchase or forfeiture rights on the awards, in connection with a disposition of a subsidiary of ours, but only with respect to those participants who are at the time engaged primarily in service with the subsidiary involved in the subsidiary disposition.

A change in control means the occurrence of one or more of the following:

- the acquisition by any person (within the meaning of Section 13(d) of the 1934 Act), other than us, a subsidiary of ours or any employee benefit plan sponsored by us or a subsidiary of ours, of a beneficial ownership directly or indirectly of 20% or more of the outstanding shares of our common stock; the purchase by any person (within the meaning of Section 13(d) of the 1934 Act), other than us, a subsidiary of ours or any employee benefit plan sponsored by us or a subsidiary of ours, of shares pursuant to a tender offer or exchange offer to acquire our common stock of us (or securities convertible into common stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person in question is the beneficial owner (as such term is defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 15% or more of the outstanding shares of our common stock (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire common stock);
- our stockholders approve (a) any consolidation or merger of us in which we are not the continuing or surviving corporation or pursuant to which shares of our common stock would be converted into cash, securities or other property, other than a merger of us in which holders of our common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger as immediately before, or (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets;
- a change in a majority of the members of our Board of Directors within a 12-month period, unless the election or nomination for election by our stockholders of each new Director during such 12-month period was approved by the vote of two-thirds of the Directors then still in office who were Directors at the beginning of such 12-month period; or
- the liquidation or dissolution of us.

Notwithstanding any other provision of the 2006 Equity Compensation Plan, with respect to any provision or feature of the plan that constitutes or provides for a deferred compensation plan subject to IRC Section 409A, no event or transaction will constitute a change in control unless it is a change in control within the meaning of IRC Section 409A.

Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Plan Committee may make adjustments in the terms and conditions of, and the criteria included in, awards under the 2006 Equity Compensation Plan in recognition of unusual or nonrecurring events (including, without limitation, changes in capitalization) affecting us or our financial statements or of changes in applicable law, regulations, or accounting principles, whenever the Plan Committee determines that such adjustments are appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2006 Equity Compensation Plan. With respect to any awards intended to comply with the performance-based exception under the 2006 Equity Compensation Plan, unless otherwise determined by the Plan Committee, any such exception will be specified at such times and in such manner as will not cause such awards to fail to qualify under the performance-based exception.

See Exhibit No. 10.55 to our Current Report on Form 8-K, dated May 9, 2006, and Exhibit 10.57 to our Quarterly Report on Form 10-Q for the third fiscal quarter ended September 30, 2006 filed with the SEC for a complete copy of the 2006 Equity Compensation Plan, as amended.

2006 Awards. During 2006, the following equity-based compensation awards were granted under the 2006 Equity Compensation Plan:

- nonqualified stock options to our key employees to purchase an aggregate of 14,000 shares of our common stock;
- RSUs to our key employees representing an aggregate of 88 shares of our common stock;

- restricted stock to our key employees representing an aggregate of 370 shares of our common stock; and
- restricted stock to our non-employee Directors representing an aggregate of 12,712 shares of our common stock.

Equity Compensation Plan Information. The following table sets forth information, as of December 31, 2006, about shares of our common stock that may be issued under our equity compensation plans that (a) have been approved by our shareholders and (b) have not been approved by our shareholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities *Reflected in Column (a)*) (c)
Equity compensation plans approved by security holders(1)	2,310,897	$33.88	3,946,490(2)(3)(4)
Equity compensation plans not approved by security holders(5)	276,030	28.15	0(6)
Total	2,586,927	$33.28	3,946,490

(1) These equity compensation plans include the 1994 Stock Plan, the 1997 Stock Plan and the 2006 Equity Compensation Plan. The material terms of each of these plans are described above in this Proxy Statement. See "*—1994 Stock Plan*," "*—1997 Stock Plan*" and "*—2006 Equity Compensation Plan*."

(2) This number does not include any shares under the 1994 Stock Plan or the 1997 Stock Plan, because all shares to be issued upon exercise of outstanding stock option awards under the 1994 Stock Plan or the 1997 Stock Plan are included in column (a), and no new awards will be made under the 1994 Stock Plan or the 1997 Stock Plan.

The total number of shares of our common stock available for awards under the 2006 Equity Compensation Plan is 4,000,000, subject to antidilution adjustments. Each share underlying stock options and SARs granted under the 2006 Equity Compensation Plan, and not forfeited or terminated, will reduce the number of shares available for future awards under the 2006 Equity Compensation Plan by one share. The delivery of a share in connection with a "full-value award" (i.e., an award of restricted stock, RSUs, performance shares, performance units or any other stock-based award with value denominated in shares) will reduce the number of shares remaining for other awards by three shares.

(3) The aggregate fair market value (determined on the date of grant) of the shares subject to incentive stock options awarded to employees under the 1997 Stock Plan or the 2006 Equity Compensation Plan that become exercisable for the first time by the employee in any calendar year may not exceed $100,000.

(4) No further awards will be made under the 1994 Stock Plan or the 1997 Stock Plan. Securities remaining available for future issuance under the 2006 Equity Compensation Plan include stock options (incentive and nonqualified), SARs, restricted stock, RSUs, performance shares, performance units and other stock-based awards, or any combination of the foregoing, as the Compensation Committee and Board of Directors may determine. The maximum number of performance shares under the 2006 Equity Compensation Plan that may be granted to any eligible participant in any given calendar year is 100,000 shares.

(5) These equity compensation plans include the:
- 1999 Outside Directors Stock Option Plan (the "1999 Directors Stock Plan");
- ESI Non-Employee Directors Deferred Compensation Plan (the "Directors Deferred Compensation Plan"); and
- Deferred Bonus Plan.

The material terms of each of these plans are described elsewhere in this Proxy Statement. See "—Director Compensation—*1999 Directors Stock Plan*" and "—*Directors Deferred Compensation Plan,*" and "—Nonqualified Deferred Compensation Plans—*Deferred Bonus Plan.*"

(6) This number does not include any shares under the 1999 Directors Stock Plan, because all shares to be issued upon exercise of outstanding stock option awards under 1999 Directors Stock Plan are included in column (a), and no new awards will be made under the 1999 Directors Stock Plan. There is no limit on the number of shares of our common stock available for future issuance under either the Directors Deferred Compensation Plan or the Deferred Bonus Plan.

ESI 401(k) Plan. On May 16, 1998, we established the ESI 401(k) Plan, a qualified defined contribution plan. The ESI 401(k) Plan is designed to provide substantially all of our employees with a tax-deferred, long-term savings vehicle. For plan years beginning prior to 2002, we made a non-matching contribution equal to 1% of an employee's pay, and we made matching contributions in an amount equal to 50% of the employee's contribution, up to a maximum of 2.5% of the employee's salary. In 2002, we began making only matching contributions in an amount equal to (a) 100% of the first 1% of the employee's salary that the employee contributes to the plan and (b) 50% of the next 4% of the employee's salary that the employee contributes to the plan. Prior to March 19, 2004, all of our contributions were in the form of our common stock. All of our contributions on or after March 19, 2004 have been in the form of cash. Employees can elect to contribute from 1% to the maximum amount of their salaries that is permitted by federal law, and they have a choice of 11 investment funds in which to invest their contributions. For plan years beginning prior to 2002, our non-matching contribution vested immediately, while our matching contributions vested 20% upon completion of each full year that the employee was employed by us. Beginning in 2002, our matching contributions for (a) an employee whose employment with us began prior to January 1, 2002, vest 20% upon completion of each of the first two full years and 60% upon completion of the third full year that the employee is employed by us, and (b) an employee whose employment with us began on or after January 1, 2002, vest 0% upon completion of each of the first two full years and 100% upon completion of the third full year that the employee is employed by us.

After age 59 ½, employees may withdraw most of their and our vested contributions, including rollover, matching, employee pre-tax and predecessor plan contributions, and the earnings thereon. Regardless of the employee's age, our retirement contributions made before January 1, 2002 and the earnings thereon may not be withdrawn while the employee is still employed by us. Prior to age 59 ½, withdrawals by an employee are limited to rollover, employee pre-tax and predecessor plan contributions, unless the employee qualifies for a financial hardship withdrawal. Upon termination of employment, the employee may withdraw all of the employee's contributions and our vested contributions. Payments are normally made in a single lump sum, but if the employee's balance is above a threshold amount, the employee may elect to receive payment in annual or monthly installments over a period not to exceed 20 years.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning the outstanding equity awards granted by us to the Named Executive Officers that were outstanding on December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End 2006

	Option Awards			
	Number of Securities Underlying *Unexercised Options*			
Named Executive Officer	**Exercisable**[1]	**Unexercisable**[2]	**Option Exercise Price**	**Option Expiration Date**
(a)	(b)	(c)	(d)	(e)
Rene R. Champagne				
01/13/98 Award[3]	134,000	0	$10.844	01/15/08
01/26/99 Award[4]	120,000	0	$17.063	01/28/09
01/23/01 Award[5]	135,000	0	$ 9.719	01/25/11
01/22/02 Award[6]	110,000	0	$17.250	01/24/12
01/22/03 Award[7]	135,000	0	$23.700	01/24/13
01/19/04 Award[8]	125,000	0	$51.200	01/21/14
02/02/05 Award[9]	87,400	0	$49.740	02/02/12
11/02/05 Award[10]	47,600	0	$55.600	11/02/12
02/01/06 Award[11]	0	50,000	$58.300	02/01/13
Daniel M. Fitzpatrick				
06/06/05 Award[12]	6,081	12,164	$47.220	06/06/12
11/02/05 Award[10]	19,790	0	$55.600	11/02/12
Kevin M. Modany				
06/24/02 Award[13]	30,000	0	$23.410	06/26/12
01/22/03 Award[7]	20,000	0	$23.700	01/24/13
01/19/04 Award[8]	27,000	0	$51.200	01/21/14
02/02/05 Award[9]	22,400	0	$49.740	02/04/15
05/04/05 Award[14]	4,000	8,000	$45.700	05/04/12
11/02/05 Award[10]	40,140	0	$55.600	11/02/12
Clark D. Elwood				
02/10/97 Award[15]	4,688	0	$12.125	02/12/07
01/26/99 Award[4]	40,000	0	$17.063	01/28/09
01/23/01 Award[5]	13,334	0	$ 9.719	01/25/11
01/22/02 Award[6]	30,000	0	$17.250	01/24/12
01/22/03 Award[7]	30,000	0	$23.700	01/24/13
01/19/04 Award[8]	27,000	0	$51.200	01/21/14
02/02/05 Award[9]	20,100	0	$49.740	02/02/12
11/02/05 Award[10]	19,790	0	$55.600	11/02/12
Eugene W. Feichtner				
01/26/99 Award[4]	6,000	0	$17.063	01/28/09
01/23/01 Award[5]	12,000	0	$ 9.719	01/25/11
01/22/02 Award[6]	10,000	0	$17.250	01/24/12
01/22/03 Award[7]	15,000	0	$23.700	01/24/13
01/19/04 Award[8]	18,000	0	$51.200	01/21/14
02/02/05 Award[9]	14,800	0	$49.740	02/02/12
11/02/05 Award[10]	15,840	0	$55.600	11/02/12

(1) Amounts shown represent on an award-by-award basis, the number of securities underlying unexercised options that are exercisable.

(2) Amounts shown represent on an award-by-award basis, the number of securities underlying unexercised options that are unexercisable.
(3) This stock option award vested in three equal installments on January 13, 1999, 2000 and 2001.
(4) This stock option award vested in three equal installments on January 26, 2000, 2001 and 2002.
(5) This stock option award vested in three equal installments on January 23, 2002, 2003 and 2004.
(6) This stock option award vested in three equal installments on January 22, 2003, 2004 and 2005.
(7) This stock option award vested in three equal installments on January 22, 2004, 2005 and 2006.
(8) This stock option award vested in two installments: one-third on January 19, 2005; and two-thirds on October 24, 2005.
(9) This stock option award vested in one installment on October 24, 2005.
(10) This stock option award vested immediately on November 2, 2005.
(11) This stock option award vests in three equal installments on February 1, 2007, 2008 and 2009.
(12) This stock option award vests in three equal installments on June 6, 2006, 2007 and 2008.
(13) This stock option award vested in three equal installments on June 24, 2003, 2004 and 2005.
(14) This stock option award vests in three equal installments on May 4, 2006, 2007 and 2008.
(15) This stock option award vested in three equal installments on February 10, 1998, 1999 and 2000.

Option Exercises and Stock Vested Table

The following table sets forth, on an aggregated basis, information concerning each exercise of stock options to purchase our common stock during 2006. No shares of our common stock under any other stock awards granted to the Named Executive Officers vested during 2006.

Option Exercises and Stock Vested in Fiscal Year 2006

	Option Awards	
Named Executive Officer	Number of Shares Acquired on Exercise[1]	Value Realized on Exercise[2]
Rene R. Champagne	225,000	$12,818,723
Daniel M. Fitzpatrick	0	$ 0
Kevin M. Modany	0	$ 0
Clark D. Elwood	32,812	$ 1,905,250
Eugene W. Feichtner	0	$ 0

(1) Amounts shown represent the number of shares of our common stock for which options were exercised during the fiscal year.
(2) Amounts shown represent the aggregate dollar amount realized by the Named Executive Officer upon exercise of options. The dollar amount realized upon exercise for each share is determined by subtracting the exercise price of each option from the market price of a share of our common stock at exercise. The aggregate dollar amount realized upon exercise for all shares acquired on exercise is determined by multiplying the dollar amount realized upon exercise for each share by the total number of shares acquired on exercise at that exercise price.

Pension Benefits Table

The following table sets forth information concerning the Named Executive Officer's pension benefits under each pension plan in which we participated.

Pension Benefits

Named Executive Officer	Plan Name(1)	Number of Years of Credited Service(2)	Present Value of Accumulated Benefit(3)	Payments During Last Fiscal Year(4)
Rene R. Champagne	Old Pension Plan	10.2(5)	$101,645	$9,732(6)
	ESI Pension Plan	21(7)	$222,979	$ 0
	ESI Excess Pension Plan	21(8)	$969,863	$ 0
Daniel M. Fitzpatrick	Old Pension Plan	0(9)	$ 0	$ 0
	ESI Pension Plan	0(9)	$ 0	$ 0
	ESI Excess Pension Plan	0(9)	$ 0	$ 0
Kevin M. Modany	Old Pension Plan	0(9)	$ 0	$ 0
	ESI Pension Plan	5(7)	$ 22,330	$ 0
	ESI Excess Pension Plan	5(8)	$ 28,791	$ 0
Clark D. Elwood	Old Pension Plan	11.5(5)	$ 71,670	$ 0
	ESI Pension Plan	23(7)	$124,349	$ 0
	ESI Excess Pension Plan	23(8)	$ 97,651	$ 0
Eugene W. Feichtner	Old Pension Plan	16.6(5)	$133,321	$ 0
	ESI Pension Plan	28(7)	$168,850	$ 0
	ESI Excess Pension Plan	28(8)	$ 45,962	$ 0

(1) Includes each plan that provides for specific retirement payments and benefits, or payments and benefits that will be provided primarily following retirement, including, without limitation, tax-qualified defined benefit plans and supplemental executive retirement plans, but excluding tax-qualified defined contribution plans and nonqualified defined contribution plans.

(2) Computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the last completed fiscal year.

(3) Amounts shown represent the actuarial present value of the Named Executive Officer's accumulated benefit under the plan, computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the last completed fiscal year. The estimated amounts assume that the Named Executive Officer's retirement age is the normal retirement age as defined in the plan or, if not so defined, the earliest time at which a participant may retire under the plan without any benefit reduction due to age. The estimated amounts are based on the Named Executive Officer's most current compensation subject to the plan and, as such, future levels of the Named Executive Officer's compensation are not estimated for purposes of the calculation. The estimated amounts used to quantify the present value of the accumulated benefit under the Old Pension Plan assume a normal retirement age of 65 using the RP-2000 mortality table and a 5.75% discount rate as of September 30, 2006 for each of the Named Executive Officers who participates in the plan. No mortality is assumed prior to age 65 for any of the Named Executive Officers in the estimated amounts shown for the Old Pension Plan. See Note 10 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC for a discussion of the valuation method and all material assumptions applied in quantifying the present value of the accumulated benefit under the ESI Pension Plan and ESI Excess Pension Plan.

(4) Amounts shown represent the dollar amount of any payments and benefits paid to the Named Executive Officer under each plan identified during 2006.

(5) The Named Executive Officer's number of years of credited service under the Old Pension Plan is different from the Named Executive Officer's number of actual years of service with us, because our participation in the Old Pension Plan ended on December 19, 1995. The number of years of credited service attributed to each Named Executive Officer reflects the Named Executive Officer's actual service with a participating company under the Old Pension Plan through the end of our participation in the Old Pension Plan. See "—Pension Plans—*Old Pension Plan*." The number of years of actual service with us or an affiliated company by each Named Executive Officer who participated in the Old Pension Plan and the difference between that Named Executive Officer's actual service and credited service under the Old Pension Plan are as follows:

Named Executive Officer	Actual Years of Service With Us or an Affiliated Company (a)	Credit Years of Service Under the Plan (b)	Difference (b-a)
Rene R. Champagne	21.2	10.2	(11)
Clark D. Elwood	22.5	11.5	(11)
Eugene W. Feichtner	27.6	16.6	(11)

The number of actual years of service with us or an affiliated company is greater than the number of credited years of service under the Old Pension Plan and, therefore, no benefit augmentation resulted under the Old Pension Plan to any of the Named Executive Officers as a result of the difference in the number of years of actual service from the number of years of credited service.

(6) Mr. Champagne previously qualified for, elected to receive and has begun receiving the early retirement annual benefit under the Old Pension Plan, which is paid in the form of a single life annuity by ITT Corporation. Since we are no longer affiliated with ITT Corporation, Mr. Champagne's continued employment with us does not prevent him from being retired under the terms of the Old Pension Plan.

(7) The Named Executive Officer's number of years of credited service with respect to the ESI Pension Plan is different from the Named Executive Officer's number of actual years of service with us, because:

- any benefit service with ITT Corporation or any of its affiliated companies that was credited to the participating employee under the Old Pension Plan or the Retirement Plan for Salaried Employees of ITT Nevada (the "Nevada Pension Plan"), is treated as benefit service with us under the ESI Pension Plan; and
- the ESI Pension Plan was amended effective June 2, 2003 to cover only most of our eligible salaried employees who were employed by us prior to June 2, 2003.

The number of years of credited service attributed to each Named Executive Officer reflects the Named Executive Officer's actual service with us or an affiliated company under the ESI Pension Plan through the date that the plan was frozen. The number of years of actual service with us or an affiliated company by each Named Executive Officer who participates in the ESI Pension Plan and the difference between that Named Executive Officer's actual service and credited service under the ESI Pension Plan are as follows:

Named Executive Officer	Actual Years of Service With Us or an Affiliated Company (a)	Credit Years of Service Under the Plan (b)	Difference (b-a)
Rene R. Champagne	21.2	21	(0.2)
Kevin M. Modany	4.5	5	0.5
Clark D. Elwood	22.5	23	0.5
Eugene W. Feichtner	27.6	28	0.4

The number of actual years of service with us or an affiliated company under the ESI Pension Plan, rounded to the nearest whole year in accordance with the plan's terms, is the same as the number of credited years of service under the ESI Pension Plan and, therefore, no benefit augmentation resulted under the ESI Pension

Plan to any of the Named Executive Officers as a result of the difference in the number of years of actual service from the number of years of credited service. The benefit accruals under the ESI Pension Plan for all participants in the plan were frozen on March 31, 2006, such that no further benefits accrue under that plan after March 31, 2006. See "—Pension Plans—*ESI Pension Plan*."

(8) The Named Executive Officer's number of years of credited service with respect to the ESI Excess Pension Plan is the same as under the ESI Pension Plan and is different from the Named Executive Officer's number of actual years of service with us, because:

- any benefit service with ITT Corporation or any of its affiliated companies that was credited to the participating employee under the Old Pension Plan or Nevada Pension Plan is treated as benefit service with us under the ESI Excess Pension Plan; and
- the ESI Excess Pension Plan covers only a select group of our management and highly-compensated employees who were employed by us prior to June 2, 2003.

The number of years of credited service attributed to each Named Executive Officer reflects the Named Executive Officer's actual service with us or an affiliated company under the ESI Excess Pension Plan through the date that the plan was frozen. The number of years of actual service with us or an affiliated company by each Named Executive Officer who participates in the ESI Excess Pension Plan and the difference between that Named Executive Officer's actual service and credited service under the ESI Excess Pension Plan are as follows:

Named Executive Officer	Actual Years of Service With Us or an Affiliated Company (a)	Credit Years of Service Under the Plan (b)	Difference (b-a)
Rene R. Champagne	21.2	21	(0.2)
Kevin M. Modany	4.5	5	0.5
Clark D. Elwood	22.5	23	0.5
Eugene W. Feichtner	27.6	28	0.4

The number of actual years of service with us or an affiliated company under the ESI Excess Pension Plan, rounded to the nearest whole year in accordance with the plan's terms, is the same as the number of credited years of service under the ESI Excess Pension Plan and, therefore, no benefit augmentation resulted under the ESI Excess Pension Plan to any of the Named Executive Officers as a result of the difference in the number of years of actual service from the number of years of credited service. The benefit accruals under the ESI Excess Pension Plan for all participants in the plan were frozen on March 31, 2006, such that no further benefits accrue under that plan after March 31, 2006. See "—Pension Plans—*ESI Pension Plan*" and "—*ESI Excess Pension Plan*."

(9) The Named Executive Officer's employment with us began after participation in the plan by new employees had ended.

Pension Plans

Old Pension Plan. Prior to December 19, 1995, we participated in the Old Pension Plan, a non-contributory defined benefit pension plan that covered substantially all of our eligible salaried employees, including our executive officers. We paid the entire cost of the Old Pension Plan with respect to our employees. Normal retirement age under the Old Pension Plan is 65.

The annual pension amounts to 2% of a participant's average final compensation (as defined below) for each of the first 25 years of benefit service, plus 1.5% of a participant's average final compensation for each of the next 15 years of benefit service prior to December 19, 1995, reduced by 1.25% of the participant's primary Social Security benefit for each year of benefit service to a maximum of 40 years; provided that no more than 50% of the participant's primary Social Security benefit is used for such reduction. A participant's average final compensation (including salary plus approved bonus payments) is defined under the Old Pension Plan as the total of (a) a participant's average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service affording the highest such average, plus (b) a participant's average annual compensation not including base salary (such as approved bonus compensation and overtime) for the five calendar years of the participant's last 120 consecutive calendar months of eligibility service affording the highest such average. The dollar value of base salary and approved bonus (which may constitute non-equity incentive plan compensation under Item 402(d) of Regulation S-K under the 1934 Act), whether cash and/or non-cash, are the components of the compensation that are used for purposes of determining "average final compensation" under the Old Pension Plan, but annual compensation in excess of $160,000 and compensation accrued after December 18, 1995 are not taken into account. The Old Pension Plan also provides for: (a) undiscounted early retirement pensions for participants who retire at or after age 60 and prior to normal retirement age following completion of 15 years of eligibility service; and (b) discounted early retirement pensions for participants who retire between ages 55 and 59 and whose age and years of eligibility service equate to at least 80. A participant is vested in benefits accrued under the Old Pension Plan upon completion of five years of eligibility service. A participant may receive a distribution in the form of a qualified joint and survivor annuity or a life annuity. The amount of the resulting monthly benefit under a joint and survivor annuity is typically less than a life annuity based solely on the participant's life expectancy. No extra years of credited service under the Old Pension Plan have been granted to any of the Named Executive Officers. As of December 31, 2006, Mr. Champagne was the only Named Executive Officer who qualified for early retirement under the Old Pension Plan based on his age and years of service. Mr. Champagne has elected to receive and has begun receiving the early retirement annual benefit under the Old Pension Plan. See "– Pension Benefits Table." Since we are no longer affiliated with ITT Corporation, Mr. Champagne's continued employment with us does not prevent him from being retired under the terms of the Old Pension Plan. ITT Corporation is responsible for all benefits accrued under the Old Pension Plan and for administering those benefits with respect to its own employees as well as our retirees.

ESI Pension Plan. On June 9, 1998, we established the ESI Pension Plan that, prior to June 2, 2003, covered most of our eligible salaried employees, including our executive officers. The purpose for establishing the ESI Pension Plan was to replace the Nevada Pension Plan. We participated in the Nevada Pension Plan, which covered substantially all of our eligible salaried employees, including our executive officers, from December 15, 1995 to June 10, 1998. The Nevada Pension Plan was terminated and liquidated in June 2000 and is no longer in existence. Effective June 2, 2003, the ESI Pension Plan was amended to cover only most of our eligible salaried employees, including our executive officers, who were employed by us prior to June 2, 2003. The benefit accruals under the ESI Pension Plan for all participants in the plan were frozen on March 31, 2006, such that no further benefits accrue under that plan after March 31, 2006.

The ESI Pension Plan is a cash balance defined benefit plan, which provides a set benefit to participating employees at their retirement that is not affected by the amount of our contributions to the ESI Pension Plan trust or the investment gains or losses with respect to such contributions. The ESI Pension Plan credited a bookkeeping account associated with each participating employee with:

- an amount based on the employee's compensation, age and years of benefit service (the "Pay Credit") at the end of each plan year (i.e., January 1 through December 31, except for the first plan year of June 9, 1998 through December 31, 1998) through March 31, 2006 of the 2006 plan year;
- interest on the balance in the bookkeeping account at the end of each plan year at the fixed rate of 8%, compounded annually, for Pay Credits credited to the bookkeeping account for plan years prior to the 2002 plan year; and
- interest on Pay Credits credited to the bookkeeping account at the end of each plan year at a variable rate ranging from 6% to 12%, compounded annually, for Pay Credits credited to the bookkeeping account for the 2002 and subsequent plan years.

The variable rate for a plan year is the average of the 30-year U.S. Treasury Bond (or a comparable instrument) rates on each of March 31, June 30 and September 30 of the immediately preceding plan year. At retirement, the participating employee will receive a benefit equal to the value of the bookkeeping account associated with such employee. We pay the entire cost of the ESI Pension Plan. The Pay Credit equals a percentage of the participating employee's compensation (consisting of base salary, overtime pay and bonuses (which may constitute non-equity incentive plan compensation under Item 402(a) of Regulation S-K under the 1934 Act) whether cash and/or non-cash) for the plan year and is determined under the following schedule according to points based on the participating employee's age and years of benefit service:

	Standard Schedule Allocation Percentage	
Points	**Prior to 2002**	**Beginning in 2002**
1-29	2.0	2.5
30-34	2.5	2.5
35-39	3.0	3.0
40-44	3.5	3.5
45-49	4.0	4.0
50-54	4.5	4.5
55-59	5.5	5.5
60-64	6.5	6.5
65-69	7.5	7.5
70-74	9.0	9.0
75-79	10.5	10.5
80+	12.0	12.0

Participating employees who met certain age and service requirements received Pay Credits under the following "Transition Schedule," which is more generous:

	Transition Schedule Allocation Percentage	
Points	**Prior to 2002**	**Beginning in 2002**
1-29	2.0	8.0
30-34	2.5	8.0
35-39	3.0	8.0
40-44	3.5	8.0
45-49	4.0	8.0
50-54	4.5	8.0
55-59	5.5	8.0
60-64	7.0	8.0
65-69	8.5	8.5
70-74	10.5	10.5
75-79	13.0	13.0
80+	16.0	16.0

Mr. Modany received Pay Credits under the "Standard Schedule," Messrs. Champagne, Elwood and Feichtner received Pay Credits under the "Transition Schedule" and Mr. Fitzpatrick was ineligible to participate in the ESI Pension Plan.

The participating employee's points for a plan year equal the sum of the employee's age and years of benefit service as of the last day of the plan year. Any benefit service and vesting service with ITT Corporation or any of its affiliated companies that were credited to the participating employee under the Old Pension Plan as of December 19, 1995 or under the Nevada Pension Plan from December 19, 1995 through June 9, 1998 are treated as benefit service and vesting service, respectively, with us under the ESI Pension Plan. A participating employee who has completed five or more years of vesting service (or his or her beneficiary) is eligible to receive a distribution from the ESI Pension Plan upon the participating employee's retirement on or after age 55, disability, death or after the employee has both terminated employment and reached age 55. The form and timing of the distribution may vary depending on the reason the participant's employment ends, the present value of the bookkeeping account associated with the employee and the employee's election. An employee may receive a distribution in the form of a lump sum, qualified joint and survivor annuity or life annuity. The amount of the resulting monthly benefit under a joint and survivor annuity is typically less than for a life annuity based solely on the participant's life expectancy. We do not have a policy with regard to crediting extra years of benefit service under our pension plans, but no extra years of benefit service under the ESI Pension Plan have been credited to any of the Named Executive Officers. As of September 30, 2006, Mr. Champagne was the only Named Executive Officer who qualified for retirement under the ESI Pension Plan based on his age and years of service. If Mr. Champagne's employment with us terminated, the actuarial present value of his accumulated benefit under the ESI Pension Plan as of September 30, 2006 (i.e., the pension plan measurement date used for financial statement reporting purposes for 2006) is specified in the Pension Benefits Table. See "—Pension Benefits Table." An eligible employee's benefits under the ESI Pension Plan will generally be paid directly by us.

ESI Excess Pension Plan. On June 9, 1998, we established the ESI Excess Pension Plan, an unfunded, nonqualified retirement plan for a select group of our management and highly compensated employees. The benefit accruals under the ESI Excess Pension Plan for all participants in the plan were frozen on March 31, 2006, such that no further benefits accrue under that plan after March 31, 2006. The purpose of the ESI Excess Pension Plan was to restore benefits earned, but not available, to eligible employees under the ESI Pension Plan due to federal limitations on the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. The practical effect of the ESI Excess Pension Plan was to continue the calculation of retirement benefits to all employees on a uniform basis. The form and timing of an eligible employee's benefits under the ESI Excess Pension Plan, and the eligible employee's compensation upon which the benefits are based, are the same as for that eligible employee's benefits under the ESI Pension Plan. We do not have a policy with regard to crediting extra years of benefit service under our pension plans, but no extra years of benefit service under the ESI Excess Pension Plan have been credited to any of the Named Executive Officers. As of September 30, 2006, Mr. Champagne was the only Named Executive Officer who qualified for retirement under the ESI Excess Pension Plan based on his age and years of service. If Mr. Champagne's employment with us terminated, the actuarial present value of his accumulated benefit under the ESI Excess Pension Plan as of September 30, 2006 (i.e., the pension plan measurement date used for financial statement reporting purposes for 2006) is specified in the Pension Benefits Table. See "—Pension Benefits Table." An eligible employee's benefits under the ESI Excess Pension Plan will generally be paid directly by us. See "*—ESI Pension Plan.*"

Nonqualified Deferred Compensation Plan Table

The following table sets forth information concerning the compensation of the Named Executive Officers in our 2006 fiscal year under the ESI Excess Savings Plan. None of the Named Executive Officers has deferred any bonus compensation under the Deferred Bonus Plan.

Nonqualified Deferred Compensation in Fiscal Year 2006

Named Executive Officer	Executive Contributions in Last Fiscal Year[1]	ITT/ESI Contributions in Last Fiscal Year[2]	Aggregate Earnings in Last Fiscal Year[3]	Aggregate Balance at Last Fiscal Year-End[4]
Rene R. Champagne				
ESI Excess Savings Plan	$ 0	$ 0	$20,793	$271,315
Daniel M. Fitzpatrick				
ESI Excess Savings Plan	$ 0	$ 0	$ 0	$ 0
Kevin M. Modany				
ESI Excess Savings Plan	$4,613	$2,306	$ 42	$ 6,961
Clark D. Elwood				
ESI Excess Savings Plan	$1,945	$ 834	$ 692	$ 11,749
Eugene W. Feichtner				
ESI Excess Savings Plan	$ 0	$ 0	$ 82	$ 1,065

"N/A" means not applicable.

(1) Amounts shown represent the dollar amount of the aggregate contributions by the Named Executive Officer to his or her account in 2006 under the ESI Excess Savings Plan. All of these amounts are included in the amount of the Named Executive Officer's base salary for 2006, which is reported in the Salary column of the Summary Compensation Table. See "—Summary Compensation Table."

(2) Amounts shown represent the dollar amount of the aggregate contributions by us to the Named Executive Officer's account in 2006 under the ESI Excess Savings Plan. All of these amounts are reported as compensation to the Named Executive Officer in the All Other Compensation column of the Summary Compensation Table for 2006. See "—Summary Compensation Table."

(3) Amounts shown represent the dollar amount of the aggregate interest or other earnings accrued during 2006 to the Named Executive Officer's account under the ESI Excess Savings Plan. The only portion of these amounts that is reported as compensation to the Named Executive Officer in the Summary Compensation Table for the 2006 year is the above-market or preferential earnings in 2006 on the balance of the Named Executive Officer's account under the ESI Excess Savings Plan which are included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table. See "—Summary Compensation Table."

(4) Amounts shown represent the dollar amount of the total balance of the Named Executive Officer's account at the end of 2006 under the ESI Excess Savings Plan. The only portion of these amounts that is reported as compensation to the Named Executive Officer in the Summary Compensation Table for each of the 2005 and 2004 years is as follows:

- The Named Executive Officer's contributions under the ESI Excess Savings Plan in 2005 and 2004, which contribute to the aggregate balance of the Named Executive Officer's ESI Excess Savings Plan account at year-end 2006, are included in the amount of the Named Executive Officer's base salary for the particular year and are reported in the Salary column of the Summary Compensation Table for that particular year. The amount of those contributions for each of the Named Executive Officers is specified in the table below.
- Our contributions under the ESI Excess Savings Plan in 2005 and 2004, which contribute to the aggregate balance of the Named Executive Officer's ESI Excess Savings Plan account at year-end 2006, are included in the amount of the Named Executive Officer's compensation for the particular year and

are reported in the All Other Compensation column of the Summary Compensation Table for that particular year. The amount of those contributions for each of the Named Executive Officers is specified in the table below.

- The above-market or preferential portion of aggregate earnings under the ESI Excess Savings Plan in 2005 and 2004, which contribute to the aggregate balance of the Named Executive Officer's Excess Savings Plan account at year-end 2006, are included in the amount of the Named Executive Officer's compensation for the particular year and are reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table for that particular year. The amount of those above-market or preferential earnings for each of the Named Executive Officers is specified in the table below.

	ESI Excess Savings Plan					
	Executive Contributions in Fiscal Year		ITT/ESI Contributions in Fiscal Year		Above-Market Earnings in Fiscal Year	
Named Executive Officer	2005	2004	2005	2004	2005	2004
Rene R. Champagne	$30,917	$16,490	$9,275	$9,894	$5,613	$3,869
Daniel M. Fitzpatrick	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Kevin M. Modany	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Clark D. Elwood	$ 1,502	$ 571	$ 575	$ 245	$ 150	$ 101
Eugene W. Feichtner	$ 746	$ 0	$ 238	$ 0	$ 0	$ 0

Nonqualified Deferred Compensation Plans

ESI Excess Savings Plan. On June 9, 1998, we established the ESI Excess Savings Plan, an unfunded, nonqualified deferred compensation plan for a select group of our management and highly compensated employees. The ESI Excess Savings Plan offers eligible employees, who are precluded by federal limitations from fully participating in the ESI 401(k) Plan, a means for:

- restoring the eligible employees' contributions lost under the ESI 401(k) Plan due to the federal limitations;
- restoring our matching and non-matching contributions lost under the ESI 401(k) Plan due to the federal limitations; and
- providing eligible employees an opportunity to defer a portion of their salaries equal to either 5% or the same deferral percentage that they elected under the ESI 401(k) Plan.

Any deferral of an eligible employee's salary under the ESI Excess Savings Plan applies only with respect to the salary that exceeds the federal limitations. See "—Equity Compensation and Qualified Savings Plans—*ESI 401(k) Plan*."

For plan years beginning prior to 2002, we made a non-matching contribution under the ESI Excess Savings Plan equal to the difference between 1% of the eligible employee's salary and our non-matching contribution made for that eligible employee under the ESI 401(k) Plan, and we made matching contributions under the ESI Excess Savings Plan equal to 50% of the eligible employee's salary deferred under the ESI Excess Savings Plan up to a maximum of 2.5% of the eligible employee's salary. For 2002 and subsequent plan years, we make only matching contributions equal to 100% of the first 1% and 50% of the next 4% of the eligible employee's salary that the employee defers under the ESI Excess Savings Plan. Any amounts credited to an eligible employee under the ESI Excess Savings Plan will accrue interest at the rate of 8% compounded monthly. This rate is determined by the Compensation Committee of our Board of Directors and may be changed at any time by that Committee. For plan years beginning prior to 2002, our non-matching contribution vested immediately, while our matching contributions vested 20% upon completion of each full year that the employee was employed by us. Beginning in 2002, our matching contributions for (a) an employee whose employment with us began prior to January 1, 2002, vest 20% upon completion of each of the first two full years and 60% upon completion of the third full year that the employee is employed by us, and (b) an employee whose employment with us began on or after January 1, 2002, vest 0% upon completion of each of the first two full years and 100% upon completion of the third full year that the employee is employed by us. The payment of the eligible employee's salary deferrals, our non-matching contribution, our vested matching contributions and the attributable interest accrued thereon is made in a single lump sum cash payment as soon as practicable following an Acceleration Event (as defined in the ESI Excess Savings Plan and below) or the earlier of the eligible employee's termination of employment or death.

An Acceleration Event under the ESI Excess Savings Plan means one of the following events:

- a report on Schedule 13D is filed with the SEC disclosing that any person, other than us or one of our subsidiaries or employee benefit plans, is the beneficial owner directly or indirectly of 20% or more of the outstanding shares of our common stock;
- any person, other than us or one of our subsidiaries or employee benefit plans, purchases shares pursuant to a tender offer or exchange offer to acquire any of our common stock for cash, securities or any other consideration, provided that, after consummation of the offer, the person in question is the beneficial owner, directly or indirectly, of 15% or more of the outstanding shares of our common stock;
- our stockholders approve:
  - any consolidation or merger of us in which we are not the continuing or surviving corporation or pursuant to which shares of our common stock would be converted into cash, securities or other property, other than a merger of us in which holders of our common stock immediately prior to the merger have the same proportionate ownership of the common stock of the surviving corporation immediately after the merger as immediately before; or
  - any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets; or
- a change in the majority of the members of our Board of Directors within a 12-month period, unless the election or nomination for election by our stockholders of each new Director during such 12-month period was approved by the vote of two-thirds of the Directors then still in office who were Directors at the beginning of the 12 month-period.

Deferred Bonus Plan. On March 15, 2000, we established the Deferred Bonus Plan, an unfunded, nonqualified deferred compensation plan for a select group of our management and highly compensated employees. The Deferred Bonus Plan provides that each eligible employee may elect to defer payment of all or a portion of his or her annual bonus compensation in the form of cash and/or shares of our common stock. The deferral of payment of cash or shares of our common stock can only be made in increments of 25%. Any deferred cash amounts will accrue interest at the rate of 6% compounded annually. This rate is determined by the Compensation Committee of our Board of Directors and may be changed at any time by that Committee. Any deferred shares of our common stock will be credited with any cash dividends on those shares and, on a semi-annual basis, those cash dividends will be converted to shares of our common stock, based on the fair market value at the time of the conversion.

An eligible employee under the Deferred Bonus Plan may elect to receive payment of the deferred portion of his or her annual bonus compensation (a) upon termination of his or her employment with us or (b) in January of any calendar year that is no earlier than the second calendar year after the year in which the deferred bonus compensation was determined. If an eligible employee dies before all amounts due to the employee under the Deferred Bonus Plan have been paid, the unpaid balance will be paid in a lump sum within a reasonable time following the eligible employee's death, regardless of the employee's election. Payment of cash amounts deferred are made in the form of cash, and payment of shares of our common stock deferred are made in the form of shares of our common stock, except that any cash dividends that have not been converted to shares of our common stock will be paid in cash.

Potential Payments Upon Termination or Change In Control

The amounts set forth or referenced in this section reflect amounts payable and the value of benefits under our plans and arrangements to each of the Named Executive Officers in the event of termination of such executive's employment and/or a change in control of us under various circumstances. The various types of circumstances that would trigger payments and benefits are specified in the discussion of each plan and arrangement under which benefits would be received. The following discussion is of plans and arrangements currently in effect, but it is always possible that different arrangements could be negotiated in connection with an actual termination of employment or change in control. Further, the amounts shown are estimates and are based on numerous assumptions, including that employment terminated or a change in control occurred on December 29, 2006 (i.e., the last business day in 2006 on which securities were traded on the NYSE), except as otherwise noted. Therefore, the actual amounts of the payments and benefits that would be received by the Named Executive Officers could be more or less than the amounts set forth below, and can only be determined at the time of an actual termination of employment or change in control event.

ESI Special Senior Executive Severance Pay Plan. On October 16, 2001, we established the ESI Special Senior Executive Severance Pay Plan (the "Special Severance Plan"), which provides severance benefits for a select group of our executives (including all of the Named Executive Officers) whose employment is terminated, other than for cause, or when the covered executive terminates his or her employment for good reason in each case within two years after the occurrence of an acceleration event, as described below. The Special Severance Plan provides two levels of benefits for covered executives, based on the covered executive's position with us. Under the Special Severance Plan, Messrs. Champagne and Modany would receive the higher level of benefits and Messrs. Elwood, Feichtner and Fitzpatrick would receive the lower level of benefits. If an executive's employment is terminated other than for cause or he or she resigns for good reason within two years after an acceleration event, he or she would be entitled to the following from us:

- two or three times his or her highest annual base salary during the three years immediately preceding termination and two or three times his or her highest bonus paid or awarded in the three years immediately preceding an acceleration event;
- health and life insurance benefits at the same cost and coverage levels for two or three years;
- use of any automobile provided by us at the same level for two or three years;
- tax and financial advisory services at the same level for two or three years;
- event tickets at the same level for two or three years;
- enhanced disability benefits at the same level for two or three years;
- annual physical examinations for two or three years;
- a lump sum payment equal to the difference between the total lump sum value of his or her pension benefit under our pension plans and the total lump sum value of his or her pension benefit under our pension plans after crediting an additional two or three years of age and eligibility and benefit service using his or her highest annual base salary and bonus in the three years immediately preceding an acceleration event for purposes of determining his or her compensation under our pension plans;
- a lump sum payment equal to two or three times his or her highest annual base salary during the three years immediately preceding termination times the highest percentage rate of our contributions to the ESI 401(k) Plan and/or the ESI Excess Savings Plan;
- outplacement services for one year;
- tax preparation services for the calendar year(s) in which he or she is paid any severance benefits under the Special Severance Plan; and
- tax gross-up payment that covers any excise tax, interest and penalties under the IRC arising from the payment to the covered executive of any amount under the Special Severance Plan or otherwise as a result of an acceleration event.

The Special Severance Plan includes offset provisions for other compensation from us, such as any other severance pay, salary continuation pay, termination pay, allowance, employee benefits or perquisites that the covered executive receives from us. The Special Severance Plan provides that the severance pay will be paid by us in a non-discounted lump sum amount within five business days or 30 calendar days following the covered executive's termination, depending on the severance pay benefit.

An acceleration event under the Special Severance Plan will occur if:

- a report on Schedule 13D is filed with the SEC disclosing that any person, other than us or one of our subsidiaries or any employee benefit plan that we or one of our subsidiaries sponsors, is the beneficial owner of 20% or more of the outstanding shares of our common stock;
- a person, other than us or one of our subsidiaries or any employee benefit plan that we or one of our subsidiaries sponsors, purchases shares of our common stock in connection with a tender or exchange offer, if after consummation of the offer the person purchasing the shares is the beneficial owner of 15% or more of the outstanding shares of our common stock;
- our shareholders approve:
  - any consolidation or merger of us in which we are not the continuing or surviving corporation or our common stock is converted into cash, securities or other property, unless the transaction was a merger in which our shareholders immediately prior to the merger would have the same proportionate ownership of common stock of the surviving corporation that they held in us immediately prior to the merger; or
  - any sale, lease, exchange or other transfer of all or substantially all of our assets; or
- a majority of the members of our Board of Directors changes within a 12-month period, unless the election or nomination for election of each of the new Directors by our shareholders had been approved by two-thirds of the Directors still in office who had been Directors at the beginning of the 12-month period.

A resignation for "good reason" means:

- a reduction in the annual base salary, annual bonus (as measured by the highest bonus paid or awarded in any of the three calendar years preceding the acceleration event) or any other compensation or employee benefit paid to the covered executive;
- the assignment of any duties that are inconsistent in any respect with the covered executive's position, authority, duties, responsibilities, support or assistance;
- any other action by us or our affiliates which results in a diminution in the covered executive's position, authority, duties, responsibilities, support or assistance;
- any change in the covered executive's work location that is more than 15 miles from the location that the covered executive worked immediately prior to the acceleration event; or
- any failure by the successor company to assume the terms of the Special Severance Plan in writing.

A termination for "cause" means any action by a covered executive involving willful malfeasance or his or her failure to act involving material nonfeasance that would have a materially adverse effect on us. No act or omission on the part of the covered executive will be considered "willful," unless it is done or omitted in bad faith or without reasonable belief that the action or omission was in our interests.

If an acceleration event and termination of employment under the Special Severance Plan occurred that entitled the Named Executive Officers to severance benefits under the Special Severance Plan, the value that could have been realized from those benefits as if employment terminated on December 29, 2006 (i.e., the last business day in 2006 on which securities were traded on the NYSE) is as follows:

Value of Benefit that Could have been Realized by the Named Executive Officers under the Special Severance Plan as of December 29, 2006

Type of Benefit	Champagne	Fitzpatrick	Modany	Elwood	Feichtner
Salary	$1,680,000	$495,000	$ 997,500	$492,200	$404,400
Bonus	2,325,000	174,600	651,000	356,000	293,704
Health and Life Insurance Benefits(1)	31,259	21,379	32,068	20,839	21,510
Company Car(1)	54,690	0	34,413	0	0
Tax Return and Financial Planning Allowance	33,600	4,950	19,950	4,922	4,044
Event Tickets(1)	30,000	10,000	30,000	10,000	10,000
Enhanced Disability Benefits(1)	14,865	4,410	8,859	4,385	3,613
Annual Physical Examination(1)	0	0	0	0	0
Forgone Pension Plan Benefits(1)	0	0	0	0	0
Foregone Savings Plan Benefits(1)	38,400	17,475	27,488	17,461	22,022
Outplacement Services(1)	11,550	11,550	11,550	11,550	11,550
Tax Preparation for Years in which Severance Benefits are Paid(1)	11,200	2,475	6,650	2,461	2,022
Tax Gross-Up Payment to Cover Excise Tax(2)	349,683	51,565	285,528	0	0
Total	$4,580,247	$793,404	$2,105,006	$919,818	$772,865

(1) Estimated value of the severance benefit based on the cost to us using the assumptions used for financial reporting purposes under generally accepted accounting principles in the United States.

(2) Estimated value of the tax gross-up payment based on the highest marginal rate of federal, state and local taxes related to the severance benefits specified in the table and any other payments to the Named Executive Officer arising from an acceleration event. The estimated value has been calculated based on the full value of the severance benefits without potential reduction in the calculation, if any of such benefits are considered reasonable compensation.

1997 Stock Plan. If a Named Executive Officer's employment with us terminates as a result of the Named Executive Officer's death, retirement or total disability, or if an acceleration event occurs under the 1997 Stock Plan, all stock options granted to the Named Executive Officer under the 1997 Stock Plan would immediately vest and become exercisable immediately. See "—Equity Compensation and Qualified Savings Plans—*1997 Stock Plan*." If such an event occurred, the value that could have been realized from the exercise of unvested stock options granted to the Named Executive Officer under the 1997 Stock Plan as of December 29, 2006, is as follows:

Named Executive Officer	Value of Unvested Stock Options as of December 29, 2006(1)
Rene R. Champagne	$403,500
Daniel M. Fitzpatrick	$232,941
Kevin M. Modany	$165,360
Clark D. Elwood	$ 0
Eugene W. Feichtner	$ 0

(1) Amounts shown represent the dollar amount that could be realized from all outstanding, unvested stock option awards granted to the Named Executive Officer, if those options became vested and were exercised by the Named Executive Officer on December 29, 2006. The dollar amount that could be realized upon

exercise for each share is determined by subtracting the exercise price of the related option from the market price of a share of our common stock on December 29, 2006. The aggregate dollar amount that could be realized upon exercise for all shares acquired on exercise is determined by multiplying the dollar amount that could be realized upon exercise for each share by the total number of shares that could be acquired on exercise at that exercise price.

2006 Equity Compensation Plan. If a Named Executive Officer's employment with us terminates as a result of the Named Executive Officer's death, disability or retirement:

- all outstanding stock options and SARs with time-based vesting restrictions granted to the Named Executive Officer under the 2006 Equity Compensation Plan will become exercisable immediately;
- all restrictions imposed on restricted stock and RSUs with time-based vesting restrictions granted to the Named Executive Officer under the 2006 Equity Compensation Plan will lapse immediately, and the RSUs will be settled immediately thereafter, but only if the Named Executive Officer's employment terminates due to death or disability; and
- the Plan Committee will determine the extent to which a Named Executive Officer will have the right to receive other stock awards granted to the Named Executive Officer under the 2006 Equity Compensation Plan.

In the event of a change in control of us under the 2006 Equity Compensation Plan:

- all outstanding stock options and SARs with time-based vesting restrictions granted to the Named Executive Officer under the 2006 Equity Compensation Plan will become exercisable immediately;
- all restrictions imposed on restricted stock, RSUs and other stock-based awards with time-based vesting restrictions granted to the Named Executive Officer under the 2006 Equity Compensation Plan will lapse immediately;
- all performance shares, performance units and other awards (if performance-based) granted to the Named Executive Officer under the 2006 Equity Compensation Plan will vest on a pro rata monthly basis, including full credit for partial months elapsed, and will be paid (a) based on the level of performance achieved as of the date of the change in control, if determinable, or (b) at the target level, if not determinable; and
- in the discretion of the Plan Committee, all outstanding stock options and SARs may be terminated and each participant may receive, with respect to each share subject to the options or SARs, an amount in cash equal to the excess of the consideration payable with respect to one share in connection with the change in control over the option's exercise price or the SAR's grant price.

In addition, the Plan Committee, in its discretion, may amend the terms of any outstanding award granted under the 2006 Equity Compensation Plan in the event of a participant's termination of employment or service or in the event of a change in control of us, subject to certain limitations. See "—Equity Compensation and Qualified Savings Plans—*2006 Equity Compensation Plan.*"

If a Named Executive Officer's employment with us terminated on December 29, 2006 as a result of his death, disability or retirement, the Named Executive Officer would not have realized any value from the exercise or acceleration of unvested awards with time-based vesting restrictions granted to him under the 2006 Equity Compensation Plan, because none of the Named Executive Officers held any of those awards on December 29, 2006.

In addition, one or more outstanding unvested awards under the 2006 Equity Compensation Plan may become fully vested and exercisable and the restrictions on the transfer and repurchase or forfeiture rights on the awards may be terminated in connection with a disposition of a subsidiary of ours, but only with respect to those participants who are at the time engaged primarily in service with the subsidiary involved in the subsidiary disposition. See "—Equity Compensation and Qualified Savings Plans—*2006 Equity Compensation Plan.*" None of the Named Executive Officers is currently engaged primarily in service with any of our subsidiaries.

If a change in control of us occurred, the Named Executive Officers would not have realized any value from the exercise of unvested awards granted to them under the 2006 Equity Compensation Plan as of December 29, 2006, because none of the Named Executive Officers held any of those awards on that date.

ESI 401(k) Plan. If a Named Executive Officer's employment with us terminates, the Named Executive Officer may withdraw from his or her account under the ESI 401(k) Plan all of the Named Executive Officer's contributions, all of our vested contributions and all earnings on both types of contributions. Payments are normally made in a single lump sum, but if the Named Executive Officer's balance is above a threshold amount, he or she may elect to receive payments in annual or monthly installments. See "—Equity Compensation and Qualified Savings Plans—*ESI 401(k) Plan*."

If a Named Executive Officer's employment with us terminated, the amount that could have been realized from the distribution of the contributions and earnings thereon in the Named Executive Officer's account under the ESI 401(k) Plan as of December 29, 2006 is as follows:

Named Executive Officer	Amount of Employee Contributions, ITT/ESI Vested Contributions and Earnings on Those Contributions as of December 29, 2006
Rene R. Champagne	$2,193,077
Daniel M. Fitzpatrick	$ 21,726
Kevin M. Modany	$ 96,368
Clark D. Elwood	$ 943,350
Eugene W. Feichtner	$1,100,968

ESI Excess Savings Plan. If a Named Executive Officer's employment with us terminates, or if an acceleration event occurs under the ESI Excess Savings Plan, all eligible employee salary deferrals, our vested contributions and the attributable interest accrued on those deferrals and contributions would be paid in a single lump sum cash payment to the Named Executive Officer as soon as practicable following the acceleration event. See "—Nonqualified Deferred Compensation Plans—*ESI Excess Savings Plan*." If a Named Executive Officer's employment with us terminated or an acceleration event under the ESI Excess Savings Plan occurred, the amount that would have been realized from the distribution of the deferrals, contributions and interest thereon in the Named Executive Officer's account under the ESI Excess Savings Plan as of December 29, 2006 is set forth in the Aggregate Balance at Last Fiscal Year-End column of the Nonqualified Deferred Compensation Plan Table. See "—Nonqualified Deferred Compensation Plan Table."

Deferred Bonus Plan. If a Named Executive Officer's employment with us terminates and he or she had elected to receive the deferred portion of his or her annual bonus compensation under the Deferred Bonus Plan, or the termination was a result of his or her death, the balance of the Named Executive Officer's account under the Deferred Bonus Plan will be paid in a lump sum within a reasonable period of time following the termination of employment. See "—Nonqualified Deferred Compensation Plans—*Deferred Bonus Plan*." If a Named Executive Officer's employment with us terminated, triggering the payment of the balance of his or her account under the Deferred Bonus Plan, the Named Executive Officer would not have realized any amount as of December 29, 2006, because none of them had any amount in their accounts under the Deferred Bonus Plan as of that date.

ESI Pension Plan. If a Named Executive Officer's employment with us terminates and the Named Executive Officer qualifies for retirement under the ESI Pension Plan, a distribution of the Named Executive Officer's accumulated benefit under the ESI Pension Plan will be paid to the Named Executive Officer in the form and on the date elected by the Named Executive Officer beginning on the first day of any month following the termination of employment. The Named Executive Officer can elect to receive payment of the distribution in the form of a lump sum, qualified joint and survivor annuity or life annuity. See "—Pension Plans—*ESI Pension Plan*." If a Named Executive Officer's employment with us terminated and the Named Executive Officer qualified for retirement under the ESI Pension Plan, the actuarial present value of the Named Executive Officer's accumulated benefit under the ESI Pension Plan as of September 30, 2006 (i.e., the pension plan measurement date used for financial statement reporting purposes for 2006) is set forth in the Pension Benefits Table. See "—Pension Benefits Table." As of September 30, 2006, Rene R. Champagne is the only Named Executive Officer who qualified for retirement under the ESI Pension Plan.

ESI Excess Pension Plan. If a Named Executive Officer's employment with us terminates and the Named Executive Officer qualifies for retirement under the ESI Excess Pension Plan, a distribution of the Named Executive Officer's accumulated benefit under the ESI Excess Pension Plan will be paid to the Named Executive Officer in the form and on the date elected by the Named Executive Officer beginning on the first day of any month following the termination of employment. The Named Executive Officer can elect to receive payment of the distribution in the form of a lump sum, qualified joint and survivor annuity or life annuity. See "—Pension Plans—*ESI Excess Pension Plan.*" If a Named Executive Officer's employment with us terminated and the Named Executive Officer qualified for retirement under the ESI Excess Pension Plan, the actuarial present value of the Named Executive Officer's accumulated benefit under the ESI Excess Pension Plan as of September 30, 2006 (i.e., the pension plan measurement date used for financial statement reporting purposes for 2006) is set forth in the Pension Benefits Table. See "—Pension Benefits Table." As of September 30, 2006, Rene R. Champagne is the only Named Executive Officer who qualified for retirement under the ESI Excess Pension Plan.

Old Pension Plan. If a Named Executive Officer's employment with us terminates and the Named Executive Officer qualifies for retirement under the Old Pension Plan, a distribution will be paid to the Named Executive Officer. The Named Executive Officer can elect to receive payment of the distribution of the Named Executive Officer's accumulated benefit under the Old Pension Plan in the form of a qualified joint and survivor annuity or life annuity. See "—Pension Plans—*Old Pension Plan.*" If a Named Executive Officer qualified for retirement under the Old Pension Plan, the actuarial present value of the Named Executive Officer's accumulated benefit under the Old Pension Plan as of September 30, 2006 (i.e., the pension plan measurement date used for financial statement reporting purposes for 2006) is set forth in the Pension Benefits Table. See "—Pension Benefits Table." As of September 30, 2006, Rene R. Champagne is the only Named Executive Officer who qualified for retirement under the Old Pension Plan.

Director Compensation Table

The following table sets forth information concerning the compensation of our non-employee Directors in 2006 for their service on our Board of Directors in 2006.

Director Compensation Table for Fiscal Year 2006

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Option Awards[3]	All Other Compensation[4]	Total[5]
(a)	(b)	(c)	(d)	(e)	(f)
Rand V. Araskog[6]	$27,500	$ 0	$49,533	$ 0	$ 77,033
John F. Cozzi	$59,000	$ 24,323	$49,533	$479	$133,335
John E. Dean	$56,500	$100,043	$49,533	$ 0	$206,076
James D. Fowler, Jr.	$59,500	$100,043	$49,533	$ 0	$209,076
Joanna T. Lau	$59,500	$ 24,323	$49,533	$ 0	$133,356
Harris N. Miller[7]	$ 0	$ 0	$ 0	$ 0	$ 0
Thomas I. Morgan[8]	$34,167	$ 20,269	$ 0	$ 0	$ 54,436
Samuel L. Odle[9]	$56,500	$ 20,269	$ 0	$ 0	$ 76,769
Vin Weber	$58,000	$100,043	$49,533	$ 0	$207,576
John A. Yena[10]	$34,167	$ 20,269	$ 0	$ 0	$ 54,436

(1) Amounts shown represent the aggregate dollar amount of all fees earned or paid for services as a Director, including meeting fees, committee and/or chairperson fees and annual retainer. In 2006, all fees were paid in cash, but each non-employee Director elected to receive payment of the annual retainer in cash or shares of

our common stock, in increments of 25% each. See "*—Directors Deferred Compensation Plan.*" The full amount of the annual retainer that was paid to or deferred by a non-employee Director, whether in cash or shares of our common stock, is reported in this column. The grant date fair value of any portion of the annual retainer that a non-employee Director elected to receive in shares of our common stock is set forth in footnote (2) below.

(2) Amounts shown represent the dollar amount recognized in 2006 for financial statement reporting purposes, computed in accordance with SFAS No. 123R (except excluding any estimated amount for forfeitures related to service-based vesting conditions), of all restricted stock awards granted for services as a Director. The dollar amount recognized for financial statement reporting purposes with respect to 2006 includes any earnings, such as dividends, that may be received on the stock awards. There were no forfeitures during 2006 with respect to any stock awards granted to the non-employee Directors. To determine the fair value of stock awards, we use the closing market price of a share of our common stock on the effective date of the stock award. The amounts ultimately realized by the non-employee Directors from the stock awards will depend on the price of our common stock in the future and may be quite different from the value shown. In 2006, each non-employee Director elected to receive payment of the annual retainer in cash or shares of our common stock, in increments of 25% each. See "*—Directors Deferred Compensation Plan.*" The amount related to any portion of the annual retainer that a non-employee Director elected to receive in shares of our common stock is included in column (b) of the table, but the grant date fair value of such shares is disclosed in the table below. In 2006, each non-employee Director also received a restricted stock award of 1,589 shares of our common stock. The following table sets forth information regarding the grant date fair value, computed in accordance with SFAS No. 123R, of each stock award granted in 2006 for services as a non-employee Director:

Grant Date Fair Value of Stock Awards in Fiscal Year 2006

Name (a)	Grant Date Fair Value of Stock Award (b)
Rand V. Araskog	
Portion of Retainer Payable in Stock	$ 19,979
2006 Equity Compensation Plan Award	$ 0
John F. Cozzi	
Portion of Retainer Payable in Stock	$ 39,920
2006 Equity Compensation Plan Award	$100,043
John E. Dean	
Portion of Retainer Payable in Stock	$ 39,920
2006 Equity Compensation Plan Award	$100,043
James D. Fowler, Jr.	
Portion of Retainer Payable in Stock	N/A
2006 Equity Compensation Plan Award	$100,043
Joanna T. Lau	
Portion of Retainer Payable in Stock	N/A
2006 Equity Compensation Plan Award	$100,043
Harris N. Miller	
Portion of Retainer Payable in Stock	N/A
2006 Equity Compensation Plan Award	N/A
Thomas I. Morgan	
Portion of Retainer Payable in Stock	N/A
2006 Equity Compensation Plan Award	$100,043
Samuel L. Odle	
Portion of Retainer Payable in Stock	$ 39,888
2006 Equity Compensation Plan Award	$100,043
Vin Weber	
Portion of Retainer Payable in Stock	$ 39,920
2006 Equity Compensation Plan Award	$100,043
John A. Yena	
Portion of Retainer Payable in Stock	$ 26,559
2006 Equity Compensation Plan Award	$100,043

"N/A" means not applicable.

The following table sets forth information regarding the aggregate number of stock awards granted by us to the non-employee Directors that were outstanding on December 31, 2006:

Outstanding Stock Awards at Fiscal Year-End 2006

Name.	Number of Shares or Units of Stock that have Not Vested (A)	Market Value of Shares or Units of Stock that have Not Vested (B)
John F. Cozzi		
05/23/06 Award(C)	1,589	$105,462
John E. Dean		
05/23/06 Award(C)	1,589	$105,462
James D. Fowler, Jr.		
05/23/06 Award(C)	1,589	$105,462
Joanna T. Lau		
05/23/06 Award(C)	1,589	$105,462
Thomas I. Morgan		
05/23/06 Award(C)	1,589	$105,462
Samuel L. Odle		
05/23/06 Award(C)	1,589	$105,462
Vin Weber		
05/23/06 Award(C)	1,589	$105,462
John A. Yena		
05/23/06 Award(C)	1,589	$105,462

(A) Amounts shown represent the total number of shares of our common stock that have not vested.

(B) Amounts shown represent the aggregate market value of shares of our common stock that have not vested. The aggregate market value is calculated by multiplying the number of shares or units by the closing market price of a share of our common stock on December 29, 2006.

(C) This restricted stock award vests in full on May 23, 2009.

(3) Amounts shown represent the dollar amount recognized in 2006 for financial statement reporting purposes, computed in accordance with SFAS No. 123R (except excluding any estimated amount for forfeitures related to service-based vesting conditions), of all option awards granted for services as a non-employee Director. The option awards relate solely to shares of our common stock. The values reported for 2006 relate to stock options held by the non-employee Director that were granted in 2005. None of the non-employee Directors has received any SARs from us. In 2006, the only forfeiture with respect to any option awards granted to the non-employee Directors was the nonqualified stock option award to purchase 8,000 shares of our common stock under the 1999 Directors Stock Plan granted to Mr. Miller on May 17, 2005 at an exercise price of $43.76, which was the closing market price of a share of our common stock on May 17, 2005 ("May 17, 2005 Stock Option"). The forfeiture of the May 17, 2005 Stock Option occurred when Mr. Miller resigned from our Board of Directors on January 9, 2006 before the May 17, 2005 Stock Option had vested. The forfeiture amount related to the May 17, 2005 Stock Option was $130,160. The fair value of the stock options granted prior to January 1, 2005 was determined using the Black-Scholes model. We have used a binomial option pricing model to determine the fair value of the stock options granted on and after January 1, 2005, which, similar to the Black-Scholes model, takes into account the variables defined below:

- "Volatility" is a statistical measure of the extent to which the stock price is expected to fluctuate during a period and combines our historical stock price volatility and the implied volatility as measured by actively traded stock options.
- "Expected life" is the weighted average period that those stock options are expected to remain

outstanding, based on the historical patterns of our stock option exercises, as adjusted to reflect the current position-level demographics of the stock option grantees.

- "Risk-free interest rate" is based on interest rates for terms that are similar to the expected life of the stock options.
- "Dividend yield" is based on our historical and expected future dividend payment practices.

The assumptions supporting those variables were consistent under both option pricing models. The following table sets forth the assumptions supporting those variables that were used to determine the values reported with respect to the stock options held by our non-employee Directors that were granted in 2005:

	Assumptions Associated with Stock Options Granted in 2005
Volatility	44%
Expected life (in years)	4
Risk-free interest rate	4.0%
Dividend yield	None

The amounts ultimately realized by the non-employee Directors from the option awards will depend on the price of our common stock in the future and may be quite different from the value shown. In 2006, none of the non-employee Directors received an option award to purchase shares of our common stock. In addition, there were no adjustments or amendments made in 2006 to the exercise price of any option awards held by any of the non-employee Directors, whether through amendment, cancellation or replacement grants, or any other means (such as a repricing), or that otherwise materially modified any option awards. The outstanding option awards at December 31, 2006, for each of the non-employee Directors were as follows:

Outstanding Option Awards at Fiscal Year-End 2006

Name	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
	Exercisable[(A)]	Unexercisable[(B)]		
(a)	(b)	(c)	(d)	(e)
John F. Cozzi				
10/14/03 Award[(C)]	10,000	0	$49.370	10/14/13
05/18/04 Award[(D)]	10,000	0	$38.890	05/18/14
05/17/05 Award[(E)]	8,000	0	$43.760	05/17/12
John E. Dean				
08/11/99 Award[(F)]	20,000	0	$10.438	08/11/09
05/24/00 Award[(G)]	4,000	0	$ 8.032	05/24/10
05/23/01 Award[(H)]	4,000	0	$17.450	05/23/11
05/24/02 Award[(I)]	4,000	0	$25.150	05/24/12
05/20/03 Award[(J)]	10,000	0	$26.970	05/20/13
05/18/04 Award[(D)]	10,000	0	$38.890	05/18/14
05/17/05 Award[(E)]	8,000	0	$43.760	05/17/12
James D. Fowler, Jr.				
05/24/02 Award[(I)]	4,000	0	$25.150	05/24/12
05/20/03 Award[(J)]	10,000	0	$26.970	05/20/13
05/18/04 Award[(D)]	10,000	0	$38.890	05/18/14
05/17/05 Award[(E)]	8,000	0	$43.760	05/17/12
Joanna T. Lau				
10/14/03 Award[(C)]	10,000	0	$49.370	10/14/13
05/18/04 Award[(D)]	10,000	0	$38.890	05/18/14
05/17/05 Award[(E)]	8,000	0	$43.760	05/17/12
Harris N. Miller				
05/18/04 Award[(D)]	10,000	0	$38.890	06/09/09
Vin Weber				
08/11/99 Award[(F)]	10,000	0	$10.438	08/11/09
05/24/00 Award[(G)]	4,000	0	$ 8.032	05/24/10
05/23/01 Award[(H)]	4,000	0	$17.450	05/23/11
05/24/02 Award[(I)]	4,000	0	$25.150	05/24/12
05/20/03 Award[(J)]	10,000	0	$26.970	05/20/13
05/18/04 Award[(D)]	10,000	0	$38.890	05/18/14
05/17/05 Award[(E)]	8,000	0	$43.760	05/17/12

(A) Amounts shown represent on an award-by-award basis, the number of securities underlying unexercised options, including awards that have been transferred other than for value, that are exercisable.

(B) Amounts shown represent on an award-by-award basis, the number of securities underlying unexercised options, including awards that have been transferred other than for value, that are unexercisable.

(C) This stock option award vested in one installment on October 14, 2004.
(D) This stock option award vested in one installment on May 18, 2005.
(E) This stock option award vested in one installment on May 17, 2006.
(F) This stock option award vested immediately on August 11, 1999.
(G) This stock option award vested in one installment on May 24, 2001.
(H) This stock option award vested in one installment on May 23, 2002.
(I) This stock option award vested in one installment on May 24, 2003.
(J) This stock option award vested in one installment on May 20, 2004.

(4) Amounts shown represent all other compensation for 2006 that could not properly be reported in columns (b) through (d) of the Director Compensation Table, consisting of the aggregate incremental cost to us for perquisites that include tickets to sporting, theater and other events. The methodology for computing the aggregate incremental cost to us for providing event tickets involves identifying the specific events that the Director and his or her guests attended during the year and attributing the actual costs paid by us or reimbursed to the Director for the Director and his or her guests to attend the event. Those cost include:
   - the portion of a license fee for a private suite and associated spectator seats used by the Director and his or her guests;
   - the cost of food and beverages consumed by the Director and his or her guests in connection with the event;
   - the cost of tickets used by the Director and his or her guests to attend the event; and
   - the cost of parking fees incurred by the Director and his or her guests to attend the event.

(5) Amounts shown represent the sum of the dollar values for each compensation element shown in columns (b) through (e).
(6) Mr. Araskog retired from our Board of Directors on May 9, 2006.
(7) Mr. Miller resigned from our Board of Directors effective January 9, 2006.
(8) Mr. Morgan became a Director on May 9, 2006.
(9) Mr. Odle became a Director on January 24, 2006.
(10) Mr. Yena became a Director on May 9, 2006.

Director Compensation

Retainer and Fees. We do not compensate any Director who is an employee of ours for service as a member of our Board of Directors or any standing committee of our Board of Directors. In 2006, the compensation for non-employee Directors consisted of:

- an annual retainer of $40,000;
- a meeting fee of $1,500 for each Board meeting attended;
- a meeting fee of $2,000 for each standing committee meeting attended by the chairperson of the committee;
- a meeting fee of $1,500 for each standing committee meeting attended by a member of the committee, other than the chairperson;
- a restricted stock grant of 1,589 shares of our common stock on May 23, 2006 that had a market value of approximately $100,043 on the date of the grant; and
- tickets to sporting, theater and other events.

Beginning in January 2007, the compensation for non-employee Directors consists of:

- an annual retainer of $60,000 payable in one installment on January 1, 2007, at the election of each non-employee Director, in cash or shares of our common stock in increments of 25% each;
- no separate meeting fees; and

- a grant under the 2006 Equity Compensation Plan of RSUs with a time-based period of restriction that:
  - has a value of $100,000, plus the value associated with any fractional RSU necessary to cause the grant to be for a whole number of RSUs, pursuant to which the value is determined based on the closing market price of a share of our common stock on the effective date of the grant;
  - is effective on the tenth business day following our 2007 Annual Meeting of Shareholders;
  - has a time-based period of restriction of three years; and
  - is settled on the first business day following the last day of the period of restriction by the delivery of one share of our common stock for each RSU in the grant.

We also reimburse Directors for reasonable, out-of-pocket travel expenses related to attending our Board of Directors and its committee meetings and other business of the Board.

Timing of Equity-Based Compensation Grants. The Compensation Committee makes recommendation to our Board of Directors regarding grants of equity-based compensation to our non-employee Directors. All equity-based compensation awards to our non-employee Directors are granted exclusively by our Board of Directors. Our Board of Directors typically grants equity-based compensation to our non-employee Directors annually during its regular meeting following the Annual Meeting of Shareholders. The annual equity-based compensation grants become effective prospectively on the tenth business day following the Annual Meeting of Shareholders, which is approximately one month following the public disclosure of our first fiscal quarter financial and operating results. The exercise price of any stock options included in those equity-based compensation grants is the closing market price of a share of our common stock on the effective date of the grant. The number of any RSUs or shares of restricted stock included in those grants was specified by the Board of Directors based on the closing market price of a share of our common stock on the day before the effective date of the RSU or restricted stock grant. The Board of Directors has changed its policy in this regard and, beginning in 2007, the number of any RSUs or shares of restricted stock included in the equity-based compensation granted to our non-employee Directors is based on the closing market price of a share of our common stock on the effective date of the grant.

We do not time our release of material non-public information for the purpose of affecting the value of our non-employee Directors' compensation. As described above, our process for granting annual equity-based compensation to our non-employee Directors is structured such that the effective date of our equity-based compensation awards, including stock options, occurs after our financial and operating results for the first fiscal quarter have been publicly disclosed and absorbed by the market. Nevertheless, our process for granting equity-based compensation may result in equity-based compensation, including stock options, being granted to our non-employee Directors at times when our Board of Directors or the Compensation Committee is in possession of material non-public information about us. This possibility is not taken into account in determining whether to make the equity-based compensation awards or the amount or value of those awards.

1999 Directors Stock Plan. On July 28, 1999, we established the 1999 Directors Stock Plan, which provided for awards of nonqualified stock options to non-employee Directors. An aggregate of 500,000 shares of our common stock are reserved for issuance for option awards under the 1999 Directors Stock Plan (subject to adjustment in certain events and as adjusted for our stock split). The 1999 Directors Stock Plan was not approved by our shareholders.

The 1999 Directors Stock Plan is administered by the Board. Each non-employee Director received an annual stock option under the plan to purchase shares of our common stock on the tenth business day following the annual meeting of shareholders, provided that such non-employee Director served in that capacity both before and after the annual meeting. No annual awards of nonqualified stock options under the 1999 Directors Stock Plan were made in 2006. In addition, the 1999 Directors Stock Plan permits the Board, at its discretion, to make special awards of stock options to non-employee Directors. No special awards of nonqualified stock options under the 1999 Directors Stock Plan were made in 2006. The number of shares of our common stock subject to options under the 1999 Directors Stock Plan is subject to adjustment in certain events.

The exercise price of a stock option awarded under the 1999 Directors Stock Plan could not be less than 100% of the fair market value of the our common stock on the date of the award. No option may be exercised prior to one year after the award date (except for special awards of stock options by the Board as permitted under the plan). If a non-employee Director's service on the Board ends because of death, disability or retirement, the stock options granted to that non-employee Director under the 1999 Directors Stock Plan will expire within the longer of one year following the non-employee Director's service on the Board or one-half of the number of months that the non-employee Director served on the Board up to 120, but in no event after the options expire under their terms. Stock options granted under the 1999 Directors Stock Plan will expire three months following the end of the non-employee Director's service on the Board for reasons other than death, disability or retirement. Notwithstanding the foregoing, the Board has the authority to establish different terms and conditions relating to the exercise of an option after the end of a non-employee Director's service on the Board. Stock options awarded under the 1999 Directors Stock Plan are not transferable other than by will or pursuant to the laws of descent and distribution. The maximum term of a stock option awarded under the 1999 Directors Stock Plan is seven years from the date of the award. The shares of our common stock issued upon the exercise of a stock option under the 1999 Directors Stock Plan may be made available from treasury shares or authorized but unissued shares. The option price may be paid:

- by check;
- in shares of our common stock;
- through a simultaneous sale through a broker of shares of our common stock acquired upon the exercise of the stock option; or
- by any combination of the foregoing.

See Exhibit No. 4.3 to our Registration Statement on Form S-8 (Registration No. 333-84871), Exhibit No. 10.37 to our Quarterly Report on Form 10-Q for the second fiscal quarter ended June 30, 2003, Exhibit No. 10.42 to our Quarterly Report on Form 10-Q for the first fiscal quarter ended March 31, 2004 and Exhibit No. 10.47 to our Current Report on Form 8-K, dated January 25, 2005, filed with the SEC for a complete copy of the 1999 Directors Stock Plan, as amended.

No awards were made in 2006, and no further awards will be made, under the 1999 Directors Stock Plan, as a result of our shareholders' approval of our adoption of the 2006 Equity Compensation Plan at the 2006 Annual Meeting of Shareholders on May 9, 2006. Our non-employee Directors participate in the 2006 Equity Compensation Plan. See "—Equity Compensation and Qualified Savings Plans—*2006 Equity Compensation Plan*."

Directors Deferred Compensation Plan. On October 1, 1999, we established the Directors Deferred Compensation Plan, an unfunded, nonqualified plan covering all of our non-employee Directors. The Directors Deferred Compensation Plan provides that each non-employee Director may elect to receive payment of the annual retainer in cash or in shares of our common stock, in increments of 25% each. A non-employee Director who elects payment in shares of our common stock will receive that number of shares equal to the number obtained by dividing the dollar amount of the portion of the annual retainer to be paid in shares of our common stock by the fair market value of one share of our common stock determined as of the payment date. The value of any fractional share resulting from this calculation will be paid to the Director in cash.

The Directors Deferred Compensation Plan also provides that each non-employee Director may elect to defer payment of all or a portion of the annual retainer. The deferral of payment of cash or shares of our common stock can only be made in increments of 25%. Any deferred cash amounts will accrue interest at the rate of 6% compounded annually. Any deferred shares of our common stock will be credited with any cash dividends on those shares and, on a semi-annual basis, those cash dividends will be converted to shares of our common stock based on its fair market value at the time of the conversion. There were no above-market or preferential earnings on compensation deferred under the Directors Deferred Compensation Plan for the benefit of the non-employee Directors in 2006.

No cash or shares of our common stock deferred by a non-employee Director under the Directors Deferred Compensation Plan will be paid to the non-employee Director until he or she is no longer a Director.

Non-Employee Director Participation in Pension Plans. None of our non-employee Directors participate in any of our defined benefit or actuarial pension plans (including supplemental plans). Messrs. Araskog and Fowler, however, participate in the Old Pension Plan as a result of their prior employment by ITT Corporation or one of its affiliated companies that participated in that plan. Any change in the actuarial present value of Mr. Araskog's or Mr. Fowler's accumulated benefit under the Old Pension Plan in 2006 was not affected by his service as a non-employee Director on our Board of Directors. See "—Pension Plans—*Old Pension Plan*."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 15, 2007, the number of shares of our common stock beneficially owned by any person (including any group) known by management to beneficially own more than 5% of our common stock, by each Director, by each of the Named Executive Officers and by all of our current Directors and the executive officers as a group. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to all shares indicated as beneficially owned. No Director owns any "qualifying" shares.

	ITT/ESI Common Stock	
Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percent of Class
Columbia Wanger Asset Management, L.P. WAM Acquisition GP, Inc. Columbia Acorn Trust 227 West Monroe Street, Suite 3000 Chicago, IL 60606	5,203,800[2]	12.7%
Lazard Freres & Co. LLC 30 Rockefeller Plaza New York, NY 10020	3,805,300[3]	9.3%
Warburg Pincus Asset Management, Inc. 466 Lexington Avenue New York, NY 10017	2,933,150[4]	7.2%
Blum Capital Partners, L.P. Richard C. Blum & Associates, Inc. Blum Strategic Partners III, L.P. Blum Strategic GP II, L.L.C. Blum Strategic GP III, L.L.C. Blum Strategic GP III, L.P. Saddlepoint Partners GP, L.L.C. Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. c/o Blum Capital Partners, L.P. 909 Montgomery Street Suite 400 San Francisco, CA 94133	2,500,000[5]	6.1%
Westport Asset Management, Inc. Westport Advisers LLC 253 Riverside Avenue Westport, CT 06880	2,419,590[6]	5.9%
Massachusetts Financial Services Company 500 Boylston Street Boston, MA 02116	2,079,936[7]	5.1%
Rene R. Champagne	739,155[8]	1.8%
Kevin M. Modany	143,768[9]	*
Clark D. Elwood	194,625[10]	*
Eugene W. Feichtner	99,587[11]	*
Daniel M. Fitzpatrick	25,871[12]	*
John F. Cozzi	35,932[13]	*
John E. Dean	80,243[14]	*
James D. Fowler, Jr.	41,993[15]	*
Joanna T. Lau	31,491[16]	*
Thomas I. Morgan	2,789[17]	*
Samuel L. Odle	3,107[18]	*
Vin Weber	53,838[19]	*
John A. Yena	2,995[20]	*
All current Directors and executive officers as a group (16 individuals)	1,517,876[21]	3.6%

* Less than 1%.

(1) All shares of our common stock are owned directly except as otherwise indicated. Pursuant to the SEC's regulations, shares (a) receivable by Directors and executive officers upon exercise of stock options exercisable within 60 days after February 15, 2007, (b) allocated to the accounts of certain Directors and executive officers under the ESI 401(k) Plan at February 15, 2007 or (c) credited to the accounts of certain Directors under the Directors Deferred Compensation Plan at February 15, 2007, are deemed to be beneficially owned by such Directors and executive officers.

(2) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 5,203,800 shares. Columbia Wanger Asset Management, L.P. ("Columbia") is a registered investment adviser. WAM Acquisition GP, Inc. ("GP") is the general partner of Columbia. Columbia and GP each possesses voting and investment power over a total of 5,203,800 shares. Columbia and GP have sole power to (a) vote or direct the vote of 5,203,800 shares and (b) dispose or direct the disposition of 5,203,800 shares. Columbia and GP have shared power to vote or direct the vote of 150,000 shares. Columbia Acorn Trust ("Acorn") is an investment trust that is advised by Columbia. Acorn holds more than 75% of the shares that Columbia has sole power over.

(3) Based solely on information in reports filed by the beneficial owner under Section 13(d) or 13(g) of the 1934 Act. The beneficial owner is a registered investment adviser and broker-dealer and has sole power to (a) vote or direct the vote of 3,204,410 shares and (b) dispose or direct the disposition of 3,805,300 shares.

(4) Based solely on information in reports filed by the beneficial owner under Section 13(d) or 13(g) of the 1934 Act. The beneficial owner is a registered investment adviser and has (a) sole power to vote or direct the vote of 2,396,100 shares, (b) shared power to vote or direct the vote of 513,450 shares and (c) sole power to dispose or direct the disposition of 2,933,150 shares.

(5) Based solely on information in reports filed by the beneficial owners under Section 13(d), 13(g) or 16(a) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 2,500,000 shares. Blum Capital Partners, L.P. ("Blum L.P.") is a partnership and a registered investment advisor and acts as general partner for investment partnerships that hold 709,630 shares. In addition, Blum L.P. is the managing member of Saddlepoint Partners GP, L.L.C. ("Saddlepoint GP"), which is the general partner of an investment partnership that holds 21,800 shares. Richard C. Blum & Associates, Inc. ("RCBA") is the general partner of Blum L.P. Blum Strategic GP II, L.L.C. ("Blum GP II") is the general partner of an investment partnership and the managing limited partner of an investment partnership which, combined, hold 1,274,270 shares. Blum Strategic GP III, L.L.C. ("Blum GP III") is the general partner of Blum Strategic GP III, L.P., which is the general partner of Blum Strategic Partners III, L.P., which, combined, hold 436,900 shares. Blum L.P. has voting and investment discretion with respect to the 28,700 shares owned by the Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust and the 28,700 shares owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. Blum L.P., Blum GP II, Blum GP III and Saddlepoint GP possess voting and investment power over a total of 2,500,000 shares. Blum L.P., Blum GP II, Blum GP III and Saddlepoint GP have shared power to (a) vote or direct the vote of 2,500,000 shares and (b) dispose or direct the disposition of 2,500,000 shares.

(6) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner possesses voting and investment power over a total of 2,419,590 shares. Westport Advisers LLC ("Advisers") is a registered investment adviser and a subsidiary of Westport Asset Management, Inc. ("WAM"), which is also a registered investment adviser. Advisers and WAM have sole power to (a) vote or direct the vote of 720,000 shares and (b) dispose or direct the disposition of 720,000 shares. Advisers and WAM have shared power to (a) vote or direct the vote of 1,638,490 shares and (b) dispose or direct the disposition of 1,699,590 shares.

(7) Based solely on information in reports filed by the beneficial owner under Section 13(d) or 13(g) of the 1934 Act. The beneficial owner is a registered investment adviser and has (a) sole power to vote or direct the vote of 2,021,636 shares and (b) sole power to dispose or direct the disposition of 2,079,936 shares.

(8) This number includes 64,388 shares owned directly, 22,300 shares owned by a trust in which Mr. Champagne has a pecuniary interest, 10,801 shares owned under the ESI 401(k) Plan and 641,666 shares subject to presently exercisable options. None of those shares are pledged as security.

(9) This number includes 228 shares owned under the ESI 401(k) Plan and 143,540 shares subject to presently exercisable options. None of those shares are pledged as security.

(10) This number includes 8,304 shares owned directly, 6,097 shares owned under the ESI 401(k) Plan and 180,224 shares subject to presently exercisable options. None of those shares are pledged as security.

(11) This number includes 7,947 shares owned under the ESI 401(k) Plan and 91,640 shares subject to presently exercisable options. None of those shares are pledged as security.

(12) This number includes 25,871 shares subject to presently exercisable options. None of those shares are pledged as security.

(13) This number includes 2,000 shares owned directly, 2,000 shares owned by trusts for the benefit of Mr. Cozzi's children, 2,343 shares deferred under the Directors Deferred Compensation Plan, 1,589 shares of restricted stock, and 28,000 shares subject to presently exercisable options. None of those shares are pledged as security.

(14) This number includes 11,028 shares owned directly, 900 shares owned by Mr. Dean's spouse, 6,726 shares deferred under the Directors Deferred Compensation Plan, 1,589 shares of restricted stock, and 60,000 shares subject to presently exercisable options. None of those shares are pledged as security.

(15) This number includes 8,404 shares owned directly, 1,589 shares of restricted stock, and 32,000 shares subject to presently exercisable options. None of those shares are pledged as security.

(16) This number includes 998 shares owned directly, 904 shares deferred under the Directors Deferred Compensation Plan, 1,589 shares of restricted stock and 28,000 shares subject to presently exercisable options. None of those shares are pledged as security.

(17) This number includes 1,200 shares owned directly and 1,589 shares of restricted stock. None of those shares are pledged as security.

(18) This number includes 1,518 shares deferred under the Directors Deferred Compensation Plan and 1,589 shares of restricted stock. None of those shares are pledged as security.

(19) This number includes 4,500 shares owned directly, 7,749 shares deferred under the Directors Deferred Compensation Plan, 1,589 shares of restricted stock, and 40,000 shares subject to presently exercisable options. None of those shares are pledged as security.

(20) This number includes 1,000 shares owned directly, 406 shares deferred under the Directors Deferred Compensation Plan 1,589 shares of restricted stock. None of those shares are pledged as security.

(21) This number includes 101,832 shares owned directly, 25,200 shares owned indirectly, 25,165 shares owned under the ESI 401(k) Plan, 1,333,321 shares subject to presently exercisable options, 19,646 shares deferred under the Directors Deferred Compensation Plan and 12,712 shares of restricted stock. None of those shares are pledged as security.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our written policies and procedures for the review, approval or ratification of any current or proposed transaction potentially involving an amount in excess of $120,000 in which we are or will become a participant and in which any related person had, or will have, a direct or indirect material interest ("*Transaction*") are as follows:

- Our Board of Directors must be notified in advance or as soon as practicable of the Transaction.
- The notification to our Board should be in writing and contain the following information regarding the Transaction:
  - the name of the related person;
  - the basis on which the person is a related person;
  - a detailed description of the related person's interest in the Transaction, including the related person's position(s) or relationship(s) with, or ownership in, a firm, corporation or other entity that is a party to, or has an interest in, the Transaction;
  - the approximate dollar value of the amount involved in the Transaction;
  - the approximate dollar amount of the related person's interest in the Transaction, which must be computed without regard to the amount of profit or loss;
  - in the case of an indebtedness Transaction:
    - the largest aggregate amount of all indebtedness outstanding at any time since the beginning of our last fiscal year and all amounts of interest payable on the outstanding indebtedness during our last fiscal year (excluding amounts due from the related person for purchases of goods and services subject to usual trade terms, for ordinary business travel and expense payments and for other transactions in the ordinary course of business);
    - the largest aggregate amount of principal that could be outstanding;
    - a schedule specifying the principal amount that is anticipated to be outstanding from time to time during the Transaction;
    - the term of the indebtedness;
    - the repayment schedule of the principal amount;
    - the total amount of any interest that is anticipated to accrue on the principal amount;
    - the interest rate; and
    - the payment schedule of the interest that accrues on the principal amount;
  - in the case of a lease or other Transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments due on or after the beginning of our last fiscal year, including any required or optional payments due during or at the conclusion of the Transaction;
  - in the case of a Transaction involving a purchase or sale of assets by or to us otherwise than in the ordinary course of business, the cost of the assets to the purchaser and, if acquired within two years of the Transaction, the cost of the assets to the seller and related information about the price of the assets; and
  - any other information regarding the Transaction or related person in the context of the Transaction that a reasonable investor of ours would consider material in light of the circumstances of the Transaction.
- Upon receipt of the above information, all of the members of our Board of Directors (except for any Director who is the related person or whose immediate family member is the related person) will review and consider the information and determine whether it is in our and our shareholders' best interests for the Board to approve or ratify the Transaction.
- Our Board of Directors is of the general belief that, except in exceptional circumstances, we should try to avoid participating in any Transaction, regardless of the Transaction's merit or benefit to us or our shareholders, in order to avoid any appearance of a conflict of interest or impropriety that may be perceived from our participation in the Transaction.

- If our Board of Directors approves or ratifies our participation in a Transaction, we may participate in the Transaction.
- If our Board of Directors does not approve or ratify our participation in a Transaction:
  - we will not participate in the Transaction, if our participation has not yet begun; or
  - we will attempt to end or limit as much as possible our participation in the Transaction without breaching any of our obligations arising from the Transaction.
- We will disclose our participation in any Transaction in accordance with Item 404(a) of Regulation S-K under the 1934 Act.

A "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, except for:

- any indebtedness transaction in which the related person qualifies as such solely because he or she is a beneficial owner of more than 5% of any class of our voting securities or is an immediate family member of the beneficial owner;
- any employment relationship or transaction involving any of our executive officers and any related compensation solely resulting from that employment relationship or transaction, if:
  - we report the compensation arising from the relationship or transaction to the SEC in accordance with Item 402 of Regulation S-K under the 1934 Act; or
  - the executive officer is not an immediate family member of the related person and we would have reported such compensation to the SEC in accordance with Item 402 of Regulation S-K under the 1934 Act as compensation earned for services to us if the executive officer was a "named executive officer" of ours (as that term is defined in Item 402(a)(3) of Regulation S-K under the 1934 Act) and such compensation had been approved as such by the Compensation Committee of our Board of Directors;
- any compensation paid to any of our Directors, if the compensation is reported to the SEC in accordance with Item 402(k) of Regulation S-K under the 1934 Act;
- any transaction in which the rates or charges involved in the transaction are determined by competitive bids;
- any transaction that involves the rendering of services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority;
- any transaction that involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services; or
- any transaction in which the interest of the related person arises solely from the ownership of a class of our equity securities and all holders of that class of equity securities received the same benefit or a pro rata basis.

A "related person" means:

- any of our Directors or executive officers;
- anyone who has been nominated to be elected one of our Directors;
- any beneficial owner of more than 5% of any class of our voting securities; and
- any immediate family member of any of the foregoing persons.

An "immediate family member" means any child, stepchild, parent, stepparent, spouse, sibling, father and mother-in-law, son and daughter-in-law, brother and sister-in-law, and any person (other than a tenant or employee) who shares the household of a Director, executive officer, nominee for Director or beneficial owner of more than 5% of any class of our voting securities.

A person who has a position or relationship with a firm, corporation or other entity that engages in a transaction with us will not be deemed to have an "indirect material interest" where:

- the interest arises only:
  - from such person's position as a director of another corporation or organization that is a party to the transaction;
  - from the direct or indirect ownership by such person and all other related persons, in the aggregate, of less than a 10% equity interest in another person (other than a partnership) that is a party to the transaction; or
  - from both such position and ownership; or
- the interest arises only from such person's position as a limited partner in a partnership in which the person and all other related persons, in the aggregate, have an interest of less than 10%, and the person is not a general partner of and does not hold another position in the partnership.

SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

The date by which shareholder proposals must be received by us for inclusion in proxy materials relating to the 2008 Annual Meeting of Shareholders is November 24, 2007.

In order to be considered at the 2008 Annual Meeting of Shareholders, shareholder proposals must comply with the advance notice and eligibility requirements contained in our By-Laws. Our By-Laws provide that shareholders are required to give advance notice to us of any nomination by a shareholder of candidates for election as Directors and of any business to be brought by a shareholder before a shareholders' meeting. With respect to annual meetings, our By-Laws provide that a shareholder of record entitled to vote at such meeting may nominate one or more persons for election as Director or Directors or may properly bring business before such meeting only if the shareholder gives written notice thereof to our Secretary not less than 70 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. In the event the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder of:

- a nomination must be delivered or received not earlier than the 90th day prior to such annual meeting and not later than the later of the 70th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made; and
- any other business must be received not later than the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

The notice must contain specified information about each nominee or the proposed business and the shareholder making the nomination or proposal.

The advance notice provisions in our By-Laws also provide that in the case of a special meeting of shareholders called for the purpose of electing Directors, to be timely, a shareholder's notice must be delivered or received not earlier than the 90th day prior to such special meeting and not later than the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting and of nominees to be elected at such meeting is first made.

The specific requirements of these advance notice and eligibility provisions are set forth in Article II, Section 8 and Article III, Section 2 of our By-Laws, a copy of which is available upon request. Such requests and any shareholder proposals should be sent to our Secretary at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, IN 46032-1404.

The procedures described above apply to any matter that a shareholder wishes to raise at the 2008 Annual Meeting of Shareholders, including those matters raised other than pursuant to Rule 14a-8 of the 1934 Act. A shareholder proposal that does not meet the above requirements will be considered untimely, and any proxy solicited by us may confer discretionary authority to vote on such proposal.

ADDITIONAL INFORMATION

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics (the "Code") in accordance with Item 406 of Regulation S-K under the 1934 Act that is applicable to our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code is posted on our website at www.ittesi.com.

We also intend to promptly disclose on our website any amendments that we make to the Code. To the extent that our Board of Directors grants any waiver of the Code for any of our Directors or executive officers, we intend to disclose the waiver within four business days following the grant of the waiver.

Transfer Agent Information

The transfer agent and registrar for our common stock is:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
E-mail address: info@amstock.com
Internet address: http://www.amstock.com

Shareholders should send certificates for transfer and address changes to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Shareholder questions can be answered by our transfer agent either by calling toll-free at 1-800-937-5449 (U.S.) or 1-718-921-8200 (Outside the U.S.), by live web chat connected through our transfer agent's website at www.amstock.com, or by mail addressed to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Shareholder Information

We make the following materials available free of charge through our website at www.ittesi.com:

- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- our Code.

We will provide a print copy of the following materials without charge to anyone who makes a written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, Indiana 46032-1404 or by e-mail through our website at www.ittesi.com:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC, excluding certain of its exhibits;

- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- the Code.

Annual Report to Shareholders

Our 2006 Annual Report to Shareholders is attached to this Proxy Statement as Appendix B, but is not deemed to be "soliciting material" or part of the solicitation of proxies.

APPENDIX A

ITT EDUCATIONAL SERVICES, INC.'S CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

As permitted by the rules of the New York Stock Exchange ("NYSE"), ITT Educational Services, Inc.'s ("ITT/ESI") Board of Directors has adopted categorical standards to assist it in making determinations of the independence of the directors on the Board. These standards incorporate, and are consistent with, the definition of "independent" contained in Section 303A.02 and .06 of the NYSE Listed Company Manual and Rule 10A-3 of the Securities Exchange Act of 1934. The standards are as follows:

- The following individuals shall not be deemed an "independent" director of ITT/ESI:
    - An individual who is, or has been within the last three years, an employee of ITT/ESI.
    - An individual whose immediate family member is, or has been within the last three years, an executive officer of ITT/ESI.
    - An individual who has received, or whose immediate family member has received, during any 12-month period within the last three years, more than $100,000 in direct compensation from ITT/ESI, other than:
        - director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
        - compensation received by a director for former service as an interim Chairman, Chief Executive Officer or other executive officer of ITT/ESI;
        - compensation received by an immediate family member of the director for services as an employee (other than an executive officer) of ITT/ESI;
        - bona fide expense reimbursements; or
        - dividend or interest income.
    - An individual who:
        - is a current employee or partner of a firm that is ITT/ESI's internal or external auditor ("Auditor"); or
        - was an employee or partner of the Auditor within the last three years and personally worked on ITT/ESI's audit within that time.
    - An individual whose immediate family member:
        - is a current partner of the Auditor;
        - is a current employee of the Auditor and participates in the Auditor's audit, assurance or tax compliance (but not tax planning) practice; or
        - was an employee or partner of the Auditor within the last three years and personally worked on ITT/ESI's audit within that time.

- An individual who is or has been, or whose immediate family member is or has been, employed within the last three years as an executive officer of another company where any of ITT/ESI's present executive officers at the same time serve or served on that company's compensation committee.

- An individual who is a current employee, or whose immediate family member is a current executive officer, of a company that has made payments to or received payments from ITT/ESI for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

- An individual who is, or during ITT/ESI's last fiscal year has been, an executive officer or a greater than 10% stockholder of any business or professional entity that has made during ITT/ESI's last fiscal year, or proposes to make during ITT/ESI's current fiscal year, payments to ITT/ESI for property or services in excess of 5% of:

    - ITT/ESI's consolidated gross revenues for its last full fiscal year; or

    - the other entity's consolidated gross revenues for its last full fiscal year.

- An individual who is, or during ITT/ESI's last fiscal year has been, an executive officer or a greater than 10% stockholder of any business or professional entity to which ITT/ESI has made during ITT/ESI's last full fiscal year, or proposes to make during ITT/ESI's current fiscal year, payments for property or services in excess of 5% of:

    - ITT/ESI's consolidated gross revenues for its last full fiscal year; or

    - the other entity's consolidated gross revenues for its last full fiscal year.

- An individual who is, or during ITT/ESI's last fiscal year has been, an executive officer or a greater than 10% stockholder of any business or professional entity to which ITT/ESI was indebted at the end of ITT/ESI's last full fiscal year in an aggregate amount in excess of 5% of ITT/ESI's total consolidated assets at the end of such fiscal year.

- An individual who is, or during ITT/ESI's last fiscal year has been, a member of, or of counsel to, a law firm that ITT/ESI has retained during the last fiscal year or proposes to retain during the current fiscal year.

- An individual who is, or during ITT/ESI's last fiscal year has been, a partner or executive officer of any investment banking firm that has performed services for ITT/ESI, other than as a participating underwriter in a syndicate, during the last fiscal year, or that ITT/ESI proposes to have perform services during the current year.

- An individual who is an executive officer of a tax-exempt organization to which ITT/ESI has made charitable contributions that exceed the greater of $1 million or 2% of the tax-exempt organization's gross revenues in the current or any of the past three years.

- A director will not be deemed "independent" for the purposes of serving on ITT/ESI's Audit Committee, if such director:

    - directly or indirectly receives from ITT/ESI or any affiliate of ITT/ESI any consulting, advisory or other compensatory fee, other than payments of:

        - director's fees and related expenses;

    - fixed amounts of compensation under a retirement plan or deferred compensation plan for prior service that are not contingent in any way on continued service; and

    - any dividends or other distributions on ITT/ESI's securities which are owed to the director; and

  - is an affiliated person of ITT/ESI or an ITT/ESI subsidiary apart from his or her capacity as:

    - a director of ITT/ESI and/or an ITT/ESI subsidiary; and/or

    - a member of any committee of the board of directors of ITT/ESI and/or an ITT/ESI subsidiary.

- "Indirect" compensation includes payments to:

  - the director's spouse, minor children or stepchildren, or children or stepchildren sharing a home with the director; and

  - any entity in which the director is a partner, member, managing director or executive officer, or occupies a similar position, and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to ITT/ESI or an ITT/ESI subsidiary.

- An "affiliate" is any person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, ITT/ESI. A person who is not an executive officer, director or 10% shareholder of ITT/ESI does not control ITT/ESI. A director who is an employee, executive officer, general partner or managing member of an affiliate of ITT/ESI is also an affiliate of ITT/ESI.

- An "immediate family member" includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than tenants and employees) who shares such person's home.

- References to ITT/ESI include any parent or subsidiary in a consolidated group with ITT/ESI.

APPENDIX B

ITT EDUCATIONAL SERVICES, INC.'S 2006 ANNUAL REPORT TO SHAREHOLDERS

Table of Contents	Page
ITT Educational Services, Inc.'s 2006 Annual Report to Shareholders	B-1
2006 Financial Statements and Other Information	B-1
Business	B-1
Risk Factors	B-15
Market for Registrant's Common Equity, Related Stockholder Matters and Performance Graph	B-28
Selected Financial Data	B-30
Management's Discussion and Analysis of Financial Condition and Results of Operations	B-31
Quantitative and Qualitative Disclosures about Market Risk	B-46
Controls and Procedures	B-46
Management's Report on Internal Control Over Financial Reporting	B-48
Report of Independent Registered Public Accounting Firm	B-49
Consolidated Financial Statements	B-51
Notes to Consolidated Financial Statements	B-55
Financial Statement Schedule	B-74
Quarterly Financial Results	B-75
Directors and Executive Officers	B-76
Officer Certifications	B-77

2006 FINANCIAL STATEMENTS AND OTHER INFORMATION

Message to our Shareholders: This 2006 Annual Report to Shareholders appendix to our Proxy Statement contains our audited consolidated financial statements and all of the information that the regulations of the U.S. Securities and Exchange Commission (the "SEC") require to be presented in an Annual Report to Shareholders. For legal purposes, this is ITT Educational Services, Inc.'s 2006 Annual Report to Shareholders. This appendix does not contain all of the information included in our 2006 Annual Report on Form 10-K. **Our 2006 Annual Report on Form 10-K as filed with the SEC (excluding exhibits), however, will be provided to any shareholder, without charge, upon written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, IN 46032-1404.**

BUSINESS

Forward-Looking Statements: All statements, trend analyses and other information contained in this report that are not historical facts are forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and as defined in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements are made based on our management's current expectations and beliefs concerning future developments and their potential effects on us. You can identify those statements by the use of words such as "could," "should," "would," "may," "will," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue," and "contemplate," as well as similar words and expressions. Forward-looking statements involve risks and uncertainties and do not guarantee future performance. We cannot assure you that future developments affecting us will be those anticipated by our management. Among the factors that could cause actual results to differ materially are the following:

- *business conditions and growth in the postsecondary education industry and in the general economy;*
- *changes in federal and state governmental regulations with respect to education and accreditation standards, or the interpretation or enforcement of those regulations, including, but not limited to, the*

level of government funding for, and our eligibility to participate in, student financial aid programs utilized by our students;

- *our failure to comply with the extensive education laws and regulations and accreditation standards that we are subject to;*
- *effects of any change in our ownership resulting in a change in control, including, but not limited to, the consequences of such changes on the accreditation and federal and state regulation of our institutes;*
- *our ability to implement our growth strategies;*
- *our failure to maintain or renew required regulatory authorizations or accreditations of our institutes;*
- *receptivity of students and employers to our existing program offerings and new curricula;*
- *loss of access by our students to lenders for student loans; and*
- *our ability to successfully defend litigation and other claims brought against us.*

Readers are also directed to other risks and uncertainties discussed in "Risk Factors" and elsewhere in this Annual Report and those detailed from time to time in other documents we file with the U.S. Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

You should keep in mind the following points as you read this report:

- *References in this document to "we," "us," "our" and "ITT/ESI" refer to ITT Educational Services, Inc. and its subsidiaries.*
- *The terms "ITT Technical Institute" or "institute" (in singular or plural form) refer to an individual school owned and operated by ITT/ESI, including its learning sites, if any. The terms "institution" or "campus group" (in singular or plural form) mean a main campus and its additional locations, branch campuses and/or learning sites, if any.*

Background

We are a Delaware corporation incorporated in 1946. Our principal executive offices are located at 13000 North Meridian Street, Carmel, Indiana 46032-1404, and our telephone number is (317) 706-9200. From 1966 until our initial public offering on December 27, 1994, we were wholly owned by ITT Corporation, an Indiana corporation, formerly a Delaware corporation and formerly known as ITT Industries, Inc. ("Old ITT"). On September 29, 1995, ITT Corporation, a Nevada corporation ("ITT"), succeeded to the interests of Old ITT in the beneficial ownership of 83.3% of our common stock. Public offerings of our common stock by ITT in June 1998 and February 1999 and our repurchase of 1,500,000 shares of our common stock from ITT in February 1999 completely eliminated ITT's beneficial ownership of any of our common stock.

Overview

We are a leading for-profit provider of postsecondary degree programs in the United States based on revenue and student enrollment. As of December 31, 2006, we were offering diploma, associate, bachelor and master degree programs to approximately 47,000 students. As of December 31, 2006, we had 87 institutes and nine learning sites of those institutes located in 33 states. All of our institutes are authorized by the applicable education authorities of the states in which they operate and recruit, and are accredited by an accrediting commission recognized by the U.S. Department of Education ("ED"). We design our education programs, after consultation with employers, to help graduates prepare for careers in various fields involving their areas of study. As of December 31, 2006, all of our programs were degree programs, except for a few diploma programs offered at six institutes that are being converted to degree programs. We have provided career-oriented education programs since 1969 under the "ITT Technical Institute" name.

In 2006, we began operations at six new institutes and added five learning sites to existing institutes. A learning site is an institute location where educational activities are conducted and student services are provided away from the institute's campus. In 2007, we plan to begin operations at six to eight new locations. In 2006, we continued our efforts to diversify our program offerings by developing residence and online programs at different degree levels in technology and non-technology fields of study that we intend to offer at our institutes. Most of our residence associate degree and bachelor degree programs are being taught in residence on campus on a three-day-per-week class schedule or under our hybrid education delivery model, pursuant to which certain program courses are taught in residence on campus and others may be taught either entirely online over the Internet or partially online over the Internet and partially in residence on campus (the "Hybrid Delivery Model"). In 2006, we also continued our alliance with an international educator in China, pursuant to which a number of our curricula are offered to students in China either by us through online programs offered over the Internet or by the international educator through residence programs under a license to use our curricula. Our expansion plans include:

- operating new institutes;
- adding learning sites to existing institutes;
- offering a broader range of both residence and online programs at our existing institutes; and
- increasing the number of our institutes that offer bachelor degree programs.

As of December 31, 2006, 59 of our institutes offered one or more bachelor degree programs of study.

Business Strategy

Our strategy is to pursue multiple opportunities for growth. We are implementing a growth strategy designed to increase revenue and operating efficiencies by increasing the number and types of program offerings and student enrollment at existing institutes, operating new institutes across the United States, adding learning sites to existing institutes and licensing the use of our curricula to third parties. The principal elements of this strategy include the following:

Enhance Results at the Institute Level.

Increase Enrollments at Existing Institutes. We intend to increase recruiting efforts aimed at enrolling more working adults at our existing institutes. In addition, we believe that current demographic and employment trends will allow us to enroll a greater number of high school graduates.

Broaden Availability of Current Program Offerings. We intend to continue expanding the number of program offerings at our existing institutes. Our objective is to offer multiple programs at each institute. Our institutes provide significant potential for the introduction of existing programs at a broader number of institutes. We believe that introducing new programs at existing institutes will attract more students. In 2006, we added a total of 142 program offerings among 45 existing institutes, and in 2007 we intend to add at least 105 program offerings among approximately 60 existing institutes.

Develop or Acquire Additional Programs. In 2006, we continued our efforts to diversify our program offerings by developing residence and online programs at different degree levels in both technology and non-technology fields of study. In 2007, we plan to continue developing additional residence and online programs at different degree levels in technology and non-technology fields of study to be offered at our institutes. The new degree programs are expected to involve a variety of disciplines and be at the associate and bachelor degree levels. We intend to develop both a residence and online version of many of the new programs. We believe that offering new programs and making our programs more convenient for students can attract a broader base of students, motivate current students to extend their studies and help us improve the utilization of our facilities.

Extend Total Program Duration. In 2006, we increased the number of our institutes that offer bachelor degree programs from 54 to 59. In 2007, we intend to increase the number of our institutes that offer bachelor degree programs to approximately 65. The average combined total program time that students are enrolled in one or more of our programs has increased over time as a result of:

- a portion of the graduates of our associate degree programs enrolling in bachelor degree programs at our institutes; and
- a portion of our new students beginning their studies in bachelor degree programs, instead of first completing associate degree programs.

We believe that the average combined total program time of our students will increase further as we:

- increase the number of our institutes offering bachelor degree programs;
- add additional bachelor degree programs at our institutes; and
- expand our online curricula offerings to include additional master degree programs.

Improve Student Outcomes. We strive to improve the graduation and graduate employment rates of our undergraduate students by providing academic and career services and dedicating administrative resources to these services.

Geographically Expand Our Institutes and Program Offerings. We plan to add new institutes and learning sites of existing institutes at locations throughout the United States. Using our proprietary methodology, we determine locations for new institutes and learning sites based on a number of factors, including demographics and population and employment growth. The following table sets forth the number of new institutes and new learning sites that began operations in the years indicated:

	2006	2005	2004
New institutes	6	4	2
New learning sites	5	3	1
	11	7	3

We plan to begin operations at six to eight new locations in 2007. We will also continue to consider acquiring schools. We currently offer one or more of our online programs to students in 48 states and the District of Columbia. We intend to expand the number of our online programs offered in each state in 2007.

Increase Margins By Leveraging Fixed Costs at Institute and Headquarters Levels. Our efforts to optimize institute capacity and class size have allowed us to increase student enrollment without incurring a proportionate increase in fixed costs at our institutes. In addition, we have realized substantial operating efficiencies by centralizing management functions and implementing operational uniformity among our institutes. We will continue to seek to improve margins by increasing enrollments and revenue without incurring a proportionate increase in fixed costs, and by reducing our variable costs.

Programs of Study

As of December 31, 2006, we were offering:

- 25 degree programs in various fields of study;
- five diploma programs in various fields of study;
- at least one program involving information technology ("IT") at 87 of our institutes;
- at least one program involving electronics technology at 87 of our institutes;
- at least one program involving drafting and design at 87 of our institutes,

- at least one program involving business at 71 of our institutes;
- at least one program involving criminal justice at 66 of our institutes; and
- at least one program involving health sciences at 24 of our institutes.

The following table sets forth information regarding the programs of study we were offering as of December 31, 2006:

	Number of Institutes Offering the Programs at December 31, 2006			
	Master Degree	Bachelor Degree	Associate Degree	Diploma (1)
School of Business				
Business Administration (2)	1(3)	41	12	6
Business Administration—Marketing Management option and Project Management option	—	1	—	—
Business Administration—Finance option, Human Resources Management option, Marketing option, Marketing Management option and Project Management option (3)	—	1	—	—
Business Administration—Project Management	—	1	—	—
Business Accounting Technology (2)	—	12	9	—
Business Accounting Technology—Financial Accounting option and Internal Controls option	—	1	—	—
Technical Project Management (2)	—	35	—	—
School of Criminal Justice				
Criminal Justice (2)	—	50	16	4
Criminal Justice—Cybersecurity (2)	—	1	—	—
School of Drafting and Design				
Computer Drafting and Design	—	—	81	1
Construction Management (2)	—	22	—	—
Digital Entertainment and Game Design	—	44	—	—
Graphic Design	—	2	—	—
Multimedia (4)	—	—	82	—
School of Electronics Technology				
Computer and Electronics Engineering Technology	—	—	86	1
Electronics and Communications Engineering Technology	—	52	—	—
Industrial Automation Engineering Technology	—	5	—	—
School of Information Technology				
Computer Network Systems (4)	—	—	86	1
Data Communication Systems Technology	—	22	—	—
Information Systems Administration (3)	—	—	1	—
Information Systems Security (2)	—	54	—	—
Software Applications and Programming (4)	—	—	68	—
Software Engineering Technology	—	17	—	—
Web Development (4)	—	—	58	—
School of Health Sciences				
Health Information Technology	—	—	24	—

(1) We have submitted, or are in the process of submitting, the requisite applications to the applicable state education authorities for approval to offer the diploma programs identified in this column as associate degree programs at each of the affected ITT Technical Institutes.

(2) Residence and online program. Our institute in Indianapolis is the only institute that presently offers online programs.

(3) Online program. Our institute in Indianapolis is the only institute that presently offers online programs.
(4) Depending on the location of the ITT Technical Institute, this program of study may have been approved by the applicable state education authority(ies) either as a separate program or as one of as many as four disciplines within one program of study. For purposes of this table, this program is considered to be a separate program of study at every ITT Technical Institute where it was taught.

We design our programs to help graduates prepare for careers in various fields involving their education by offering students a broad-based foundation in a variety of skills used in those fields. Graduates of our IT programs have obtained a variety of entry-level positions in various fields involving IT, such as network administration, technical support, network technology and systems technology. Graduates of our drafting and design programs have obtained a variety of entry-level positions in various fields involving drafting and design, such as computer-aided drafting, electrical and electronics drafting, mechanical drafting, architectural and construction drafting, civil drafting, interior design, landscape architecture and multimedia communications. Graduates of our electronics technology programs have obtained a variety of entry-level positions in various fields involving electronics, such as electronics product design and fabrication, communications, computer technology, industrial electronics, instrumentation, telecommunications and consumer electronics. There is an insignificant number of graduates of those bachelor degree programs that have been offered for less than five years or associate degree programs that have been offered for less than three years, but we believe that the graduates of our:

- criminal justice programs should obtain a variety of entry-level positions involving criminal justice in both the private and public sectors;
- business programs should obtain a variety of entry-level positions in various types of businesses involving the subject matter of their programs of study; and
- health sciences programs should obtain a variety of entry-level positions involving the subject matter of their programs of study.

We generally organize the academic schedule for programs of study offered at our institutes on the basis of four 12-week academic quarters in a calendar year, with new students beginning at the start of each academic quarter. Students taking a full-time course load can complete our diploma and associate degree programs in eight academic quarters, bachelor degree programs in 15 academic quarters and master degree program in seven academic quarters. We typically offer classes in most residence programs in:

- 3.5 to 5.5 hour sessions three days a week, Monday through Saturday, with all program courses taught entirely or partially in residence; or
- two to three days a week, Monday through Saturday, with certain program courses taught entirely or partially online over the Internet most academic quarters.

At some of our institutes, we also offer classes in some residence programs in four to ten hour sessions one or two days a week on weekends, with certain program courses taught entirely online over the Internet most academic quarters. Depending on student enrollment, class sessions are generally available in the morning, afternoon and evening. The courses that are taught online over the Internet are delivered through an asynchronous learning network and have a prescribed schedule for completion of the coursework. The class schedule for our residence courses and the coursework completion schedule for our online courses generally provide students with the flexibility to maintain employment concurrently with their studies. Based on student surveys, we believe that a substantial majority of our students work at least part-time during their programs of study.

Most of our programs of study blend traditional academic content with applied learning concepts and have the objective of helping graduates begin to prepare for a changing economic and/or technological environment. A significant portion of most programs offered at our institutes involves practical study in a lab environment.

The learning objectives of most courses in each program of study are substantially the same among our institutes to provide greater uniformity and to better enable students to transfer, if necessary, to other institutes offering the same programs with less disruption to their education. We regularly review each curriculum to respond to changes in technology and industry needs. Each of our institutes establishes an advisory committee for each field of study, which is comprised of representatives of local employers. These advisory committees assist our institutes in assessing and updating curricula, equipment and laboratory design. In addition to courses directly related to a student's program of study, our programs also include general education courses, such as economics, mathematics, composition and sociology.

Tuition for a student entering an undergraduate residence program in December 2006 for 36 quarter credit hours (the minimum course load of a full-time student for an academic year at traditional two- and four-year colleges) is $14,580 for all of our undergraduate residence programs, except as adjusted in some states to reflect applicable taxes and fees. We typically adjust the tuition for our programs of study at least annually. The majority of students attending residence programs at our institutes lived in that institute's metropolitan area prior to enrollment. We do not provide any student housing.

Student Recruitment

We strive to attract students with the motivation and ability to complete the career-oriented educational programs offered by our institutes. To generate interest among potential students, we engage in a broad range of activities to inform potential students and their parents about our institutes and the programs they offer. These activities include television, Internet and other media advertising, direct mailings and high school presentations. We employ approximately 1,000 full- and part-time recruiting representatives to assist in local recruiting efforts.

Local recruiting representatives of an institute pursue expressions of interest from potential students for our residence programs of study by contacting prospective students and arranging for interviews at the campus or any learning site of that institute. Occasionally, we also pursue expressions of interest from students for our residence programs of study by contacting them and arranging for their attendance at a seminar providing information about the institute and its programs. We pursue expressions of interest from potential students for our online programs of study by providing program and resource information on our website and through telephone calls, electronic mail and the mail.

Student recruitment activities are subject to substantial regulation at both the state and federal level and by our accrediting commission. Most states have bonding and licensing requirements that apply to many of our representatives and other employees involved in student recruitment. Our Director, Field Recruitment and Training and the District Directors of Recruitment oversee the implementation of recruitment policies and procedures. In addition, our compliance department generally reviews student recruiting practices at each of our institutes on at least an annual basis.

Student Admission and Retention

We strive to admit incoming students who have the ability to complete their chosen programs of study. We require all applicants for admission to any of our institutes' programs of study to have a high school diploma or a recognized equivalent. Depending on the program of study and the institute, applicants may also be required to pass an admission examination or possess a designated number of credit hours or degree with a specified overall cumulative grade point average from an accredited postsecondary educational institution. Our student demographics as of December 31, 2006, were as follows:

Student Demographics	Approximate Percent of Student Census
Age	
19 or less	17%
20 through 24	39%
25 through 30	24%
31 or over	20%
Gender	
Male	78%
Female	22%
Race	
Caucasian	55%
Minority (1)	45%

(1) Based on applicable federal classifications.

The faculty and staff at each of our institutes strive to help students overcome obstacles to the completion of their programs of study. As is the case in other postsecondary institutions, however, students often fail to complete their programs for a variety of personal, financial or academic reasons. Student withdrawals prior to program completion not only affect the students, they also have a negative regulatory, financial and marketing effect on the institute. To minimize student withdrawals, each of our institutes devotes staff resources to assist and advise students regarding academic and financial matters. We encourage academic advising and tutoring in the case of students experiencing academic difficulties. We also offer assistance and advice to students in our residence programs who are looking for part-time employment and housing.

Graduate Employment

We believe that the success of our graduates who begin their careers in fields involving their programs of study is critical to the ability of our institutes to continue to recruit students. We try to obtain data on the number of students employed following graduation. The reliability of such data depends largely on information that students and employers report to us. Based on this information, we believe that approximately 76% of the Employable Graduates (as defined below) from our institutes' programs during 2005 either obtained employment by April 30, 2006, or were already employed, in positions that required the direct or indirect use of skills taught in their programs of study. Employable Graduates include all of the graduates from our institutes, except for those graduates who:

- have been admitted into other programs of study at postsecondary educational institutions that are scheduled to begin within one academic year following their graduation;
- possessed visas that did not permit them to work in the United States following their graduation;
- were personally suffering from a health condition that prevented them from working;
- were actively engaged in U.S. military service; or
- moved out of the Continental United States with a spouse or parent who was actively engaged in U.S. military service.

The definition of Employable Graduates is based on the information that our institutes are required to report to their accrediting commission, and this information is used, in part, by their accrediting commission to evaluate the student outcomes of our institutes.

Each of our institutes employs personnel to offer its students and graduates career services. These persons assist in job searches, solicit employment opportunities from employers and provide information on job search techniques, where to access employer information, writing resumes and how to prepare for, appear at and conduct oneself during job interviews.

Based on information from graduates and employers who responded to our inquiries, we estimate that the reported annualized salaries initially following graduation averaged approximately $28,000 for the Employable Graduates of our institutes' programs who graduated in 2005 and obtained employment by April 30, 2006, or were already employed, in positions that required the direct or indirect use of skills taught in their programs of study. The calculation of this amount excludes any reported annualized initial salaries above $60,000. The average annual salary initially following graduation for our Employable Graduates may vary significantly among our institutes depending on local employment conditions and each Employable Graduate's background, prior work experience and willingness to relocate. Initial employers of Employable Graduates from our institutes' programs include small, medium and large companies and governmental agencies.

Faculty

We hire faculty members in accordance with criteria established by us, the accrediting commission that accredits our institutes and the state education authorities that regulate our institutes. We hire faculty with related work experience and/or academic credentials to teach most technical subjects. Faculty members at each institute typically include the chairperson for each school or program of study and various categories of instructors. As of December 31, 2006, our institutes employed a total of approximately 900 full-time and 2,100 adjunct faculty members.

Administration and Employees

Each of our institutes is administered by a director who has overall responsibility for the management of the institute. The administrative staff of each institute also includes a director of recruitment, a director of career services, a director of finance, a dean and a registrar. As of December 31, 2006, we:

- employed approximately 200 people at our corporate headquarters in Carmel, Indiana;
- had approximately 3,500 full-time and 2,200 part-time employees at our institutes; and
- employed approximately 300 students as laboratory assistants and in other part-time positions.

None of our employees are represented by labor unions.

Our headquarters provides centralized services to all of our institutes in the following areas:

- accounting
- marketing
- public relations
- curricula development
- management information systems
- purchasing
- legal
- regulatory
- legislative affairs
- real estate
- human resources
- compliance/internal audit

In addition, national managers of each of the following major institute functions reside at our headquarters and develop policies and procedures to guide these functions at our institutes:

- recruiting
- finance
- academic affairs
- career services
- library
- registration

Managers located at our headquarters monitor the operating results of each of our institutes and periodically conduct on-site reviews.

Competition

The postsecondary education market in the United States is highly fragmented and competitive, with no single private or public institution enjoying a significant market share. Our institutes compete for students with graduate, bachelor and associate degree-granting institutions, which include nonprofit public and private colleges and for-profit institutions, as well as with alternatives to higher education such as military service or immediate employment. We believe competition among educational institutions is based on:

- the quality and reliability of the institution's programs and student services;
- the perceived reputation of the institution and its programs and student services;
- the cost of the institution's programs;
- the employability of the institution's graduates;
- the ability to provide easy and convenient access to the institution's programs and courses;
- the quality and experience of the institution's faculty; and
- the time required to complete the institution's programs.

Certain public and private colleges may offer programs similar to those offered by our institutes at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions, tax-exempt status or other financial resources not available to for-profit institutions. Other for-profit institutions offer programs that compete with those of our institutes. Certain of our competitors in both the public and private sectors have greater financial and other resources than we do.

Federal and Other Financial Aid Programs

In 2006, we indirectly derived approximately 61% of our revenue determined on an accrual accounting basis (or 57% determined on a cash accounting basis as defined by the ED's regulations) from the federal student financial aid programs under Title IV (the "Title IV Programs") of the Higher Education Act of 1965, as amended (the "HEA"). Our institutes' students also rely on unaffiliated private loan programs, family contributions, personal savings, employment, state financial aid programs, scholarships and other resources to pay their educational expenses. The primary Title IV Programs from which the students at our institutes receive grants, loans and other aid to fund the cost of their education include:

- the Federal Family Education Loan (the "FFEL") program, which represented, in aggregate, approximately 50% of our revenue in 2006;
- the Federal Pell Grant (the "Pell") program, which represented, in aggregate, approximately 11% of our revenue in 2006; and
- the Federal Work-Study (the "Work-Study") program, which makes federal funds available to provide part-time employment to students and under which approximately 400 of our institutes' students were employed and approximately $2,452,000 in student wages were paid by our institutes in 2006.

The Work-Study program requires our institutions to make a 25% matching contribution for all of the federal funds the institution receives from the ED under that program. In 2006, our 25% matching contribution amounted to approximately $613,000.

In 2006, we also indirectly derived approximately 34% of our revenue from unaffiliated private student loan programs. We have no financial responsibility with respect to any loans made to students or their parents under the unaffiliated private loan programs, except for an immaterial amount of loans with respect to which our obligations are fully reserved.

Highly Regulated Industry

We are subject to extensive regulation by the ED, the state education authorities (the "SEAs") and the Accrediting Council for Independent Colleges and Schools (the "ACICS"), the accrediting commission that accredits our institutes. The statutes, regulations and standards applied by the ED, the SEAs and the ACICS are periodically revised and the interpretations of existing requirements are periodically modified. We cannot predict with certainty how all of the statutes, regulations and standards applied by the ED, the SEAs and the ACICS will be interpreted.

At the federal level, the HEA and the regulations promulgated under the HEA by the ED set forth numerous, complex standards that institutions must satisfy in order to participate in Title IV Programs. To participate in Title IV Programs, an institution must:

- receive and maintain authorization by the appropriate SEAs;
- be accredited by an accrediting commission recognized by the ED; and
- be certified as an eligible institution by the ED.

The purpose of these standards is to:

- limit institutional dependence on Title IV Program funds;
- prevent institutions with unacceptable student loan default rates from participating in Title IV Programs; and
- in general, require institutions to satisfy certain criteria related to educational value, administrative capability and financial responsibility.

Most of the ED's requirements are applied on an institutional basis, with an institution defined by the ED as a main campus and its additional locations, if any. As of December 31, 2006, 29 of our 87 institutes were main campuses and the remaining 58 of our institutes were additional locations. Each of the nine learning sites of our institutes was also an additional location under the ED's regulations. The HEA requires each institution to periodically renew its certification by the ED to continue its participation in Title IV Programs. As of December 31, 2006, all 87 of our institutes and eight of the nine learning sites of our institutes participated in Title IV Programs. As of January 31, 2007, all nine learning sites participated in Title IV Programs.

As of December 31, 2006, we operated one or more institutes in 33 states and our institutes recruited students in the remaining 17 states and the District of Columbia. Each of our institutes must be authorized by the applicable SEAs to operate and grant degrees or diplomas to their students. The state laws and regulations that we must comply with in order to obtain authorization from the SEAs are numerous and complex. As of December 31, 2006, each of our institutes had received authorization from one or more SEAs. In addition, some states require an institute to be in operation for a period of up to two years before that institute can be authorized to grant degrees. Institutes that confer bachelor or master degrees must, in most cases, meet additional regulatory standards. Raising the curricula of our existing institutes to the bachelor and/or master degree level requires the approval of the applicable SEAs and the ACICS. State education laws and regulations affect our operations and may limit our ability to introduce degree programs or to obtain authorization to operate in some states. If any one of our institutes lost its state authorization, the institute would be unable to offer postsecondary education and we would be forced to close the institute. Closing one of our institutes for any reason could have a material adverse effect on our financial condition, results of operations and cash flows.

State authorization and accreditation by an accrediting commission recognized by the ED are required for an institution to become and remain eligible to participate in Title IV Programs. In addition, some states require institutions operating in the state to be accredited as a condition of state authorization. All of our institutes are accredited by the ACICS, which is an accrediting commission recognized by the ED. The HEA specifies a series of criteria that each recognized accrediting commission must use in reviewing institutions. For example, accrediting commissions must assess the length of each academic program offered by an institution in relation to the objectives of the degrees or diplomas offered. Further, accrediting commissions must evaluate each institution's success with respect to student achievement, as measured by rates of program completion, passing of state licensing examinations and graduate employment. During 2006, the ACICS evaluated nine of our institutes for initial grants of accreditation or the renewal of their current grants of accreditation. As of December 31, 2006, of those nine institutes, the ACICS had granted initial accreditation to three institutes and reaccredited six institutes. None of our institutes are on probation with the ACICS, but two institutes are subject to an outcomes review with respect to graduate placement and five institutes are subject to an outcomes review with respect to student retention by the ACICS. Under the ACICS standards, an institute that is subject to a financial or outcomes review must periodically report its results in those areas to the ACICS and obtain permission from the ACICS prior to applying to add a new program of study or establish a branch campus or learning site. We do not believe that these limitations will have a material adverse effect on our expansion plans.

The statutes, regulations and standards applied by the ED, the SEAs and the ACICS cover the vast majority of our operations, including our:

- education programs;
- facilities;
- instructional and administrative staff;
- administrative procedures;
- marketing;
- student recruiting; and
- financial operations and financial condition.

These requirements also affect our ability to:

- begin operations at, or acquire, new institutes and add learning sites;
- add new, or expand our existing, education programs; and
- change our corporate structure and ownership.

Each of the institutes and learning sites that we added from 2004 through 2006 constitutes an additional location under the ED's regulations. The HEA requires a for-profit institution to operate for two years before it can qualify to participate in Title IV Programs. If an institution that is certified to participate in Title IV Programs establishes an additional location and receives all of the necessary SEA and accrediting commission approvals for that location, that additional location can participate in Title IV Programs immediately upon being reported to the ED, unless the institution will offer at least 50% of an entire educational program at that location and any one of the following restrictions applies, in which case the ED must approve the additional location before it can participate in Title IV Programs:

- the institution is provisionally certified to participate in Title IV Programs;
- the institution receives Title IV Program funds under the ED's reimbursement or cash monitoring payment method;
- the institution acquired the assets of another institution that provided educational programs at that location during the preceding year and participated in Title IV Programs during that year;
- the institution would be subject to loss of eligibility to participate in Title IV Programs, because the additional location lost its eligibility to participate in Title IV Programs as a result of high FFEL/FDL cohort default rates; or

- the ED previously notified the institution that it must apply for approval to establish an additional location.

The HEA and applicable regulations permit students to use Title IV Program funds only to pay the cost associated with enrollment in an eligible program offered by an institution participating in Title IV Programs. Generally, an institution that is eligible to participate in Title IV Programs may add a new educational program without the ED's approval, if that new program: (a) leads to an associate level or higher degree and the institution already offers programs at that level; or (b) prepares students for gainful employment in the same or a related occupation as an educational program that has previously been designated as an eligible program at the institution and meets minimum length requirements. Otherwise, the institution must obtain the ED's approval before it may disburse Title IV Program funds to students enrolled in the new program. If an institution erroneously determines that a new educational program is eligible for Title IV Program funding, the institution would likely be liable for repayment of the Title IV Program funds provided to students in that educational program. Based on our current understanding of how the ED regulations will be applied, we do not believe that these limitations will have a material adverse effect on our expansion plans.

The ACICS accreditation standards generally permit an institution's main campus to establish branch campuses, and both the institution's main campus and branch campuses to establish learning sites. Our institutes that are treated as branch campuses under the ACICS accreditation standards are treated as additional locations of the main campus under the ED's regulations. Any locations of one of our main or branch campuses that are located away from the main or branch campus are treated as learning sites of that main or branch campus under the ACICS accreditation standards, but the ED's regulations treat each learning site as an additional location of the main campus.

The laws and regulations in most of the states in which our institutes are located treat each of our institutes as a separate, unaffiliated institution and do not distinguish between main campuses and additional locations or branch campuses, although many states recognize other institute locations within the state where educational activities are conducted and/or student services are provided as learning sites, teaching sites, satellite campuses or otherwise. In some states, the requirements to obtain state authorization limit our ability to establish new institutes, add learning sites and offer new programs.

The HEA and its implementing regulations require each institution to periodically reapply to the ED for continued certification to participate in Title IV Programs. The ED recertifies each institution deemed to be in compliance with the HEA and the ED's regulations for a period of six years or less. Before that period ends, the institution must apply again for recertification. The current ED certifications of our institutes range from four years to six years and expire over the period March 31, 2007 to December 31, 2011.

The ED may place an institution on provisional certification for a period of three years or less, if it finds that the institution does not fully satisfy all the eligibility and certification standards. If an institution successfully participates in Title IV Programs during its period of provisional certification but fails to satisfy the full certification criteria, the ED may renew the institution's provisional certification. The ED may revoke an institution's provisional certification without advance notice, if the ED determines that the institution is not fulfilling all material requirements. If the ED revokes an institution's provisional certification, the institution may not apply for reinstatement of its eligibility to participate in Title IV Programs for at least 18 months. If the ED does not recertify the institution following the expiration of its provisional certification, the institution loses eligibility to participate in Title IV Programs until the institution reapplies to participate and the ED certifies the institution to participate. The ED may also more closely review an institution that is provisionally certified, if it applies for approval to operate a new location or offer a new program of study that requires approval, or makes some other significant change affecting its eligibility. Provisional certification does not otherwise limit an institution's access to Title IV Program funds. None of our campus groups are provisionally certified to participate in Title IV Programs.

The internal audit function of our compliance department reviews our institutes' compliance with Title IV Program requirements and conducts an annual compliance review of each of our institutes. The review addresses numerous compliance areas, including:

- student tuition refunds and return of Title IV Program funds;
- student academic progress;
- student admission;
- graduate employment;
- student attendance;
- student financial aid applications;
- implementation of prior audit recommendations; and
- a general review of student recruiting practices relating to student presentations and the execution and completion of enrollment agreements.

Each of our institutes' administration of Title IV Program funds must also be audited annually by an independent accounting firm, and the resulting audit report must be submitted to the ED for review.

Due to the highly regulated nature of the postsecondary education industry, we are subject to audits, reviews, inquiries, complaints, investigations, claims of non-compliance or lawsuits by federal and state governmental agencies, the ACICS, present and former students and employees, shareholders and other third parties, which may allege violations of statutes, regulations or accreditation standards or common law causes of action (collectively, "Claims"). If the results of any Claims are unfavorable to us, we may be required to pay money damages or be subject to fines, penalties, injunctions, operational limitations, loss of eligibility to participate in federal or state financial aid programs, debarments, additional oversight and reporting, other civil and criminal penalties or other censure that could have a material adverse effect on our financial condition, results of operations and cash flows. Even if we satisfactorily resolve the issues raised by a Claim, we may have to expend significant financial and management resources, which could have a material adverse effect on our financial condition, results of operations and cash flows. Adverse publicity regarding a Claim could also negatively affect our business.

See "Risk Factors—Risks Related to Our Highly Regulated Industry" for a discussion of particular risks associated with our highly regulated industry.

Shareholder Information

We make the following materials available free of charge through our website at www.ittesi.com as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC under the Exchange Act:

- our annual reports on Form 10-K and all amendments thereto;
- our quarterly reports on Form 10-Q and all amendments thereto;
- our current reports on Form 8-K and all amendments thereto; and
- various other filings that we make with the SEC.

We also make the following materials available free of charge through our website at www.ittesi.com:

- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- our Code of Business Conduct and Ethics ("Code").

We will provide a copy of the following materials without charge to anyone who makes a written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, Indiana 46032-1404 or by e-mail through our website at www.ittesi.com:

- our annual report on Form 10-K for the year ended December 31, 2006, excluding certain of its exhibits;
- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- the Code.

We also intend to promptly disclose on our website at www.ittesi.com any amendments that we make to, or waivers for our Directors or executive officers that we grant from, the Code.

RISK FACTORS

In addition to the other information contained in this report, you should consider carefully the following risk factors in evaluating us and our business before making an investment decision with respect to any shares of our common stock. This report contains certain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act (and Section 21E of the Exchange Act). These forward-looking statements are based on the beliefs of, as well as assumptions made by and information currently available to, our management. All statements which are not statements of historical fact are intended to be forward-looking statements. The forward-looking statements contained in this report reflect our or our management's current views and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth in the following Risk Factors. Should one or more of those risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements in 2007 and beyond could differ materially from those expressed in, or implied by, those forward-looking statements.

Risks Related to Our Highly Regulated Industry

Failure of our institutes to comply with the extensive regulatory requirements for school operations could result in financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students or loss of our authorization to operate our institutes. In 2006, we indirectly derived approximately 61% of our revenue determined on an accrual accounting basis (or approximately 57% determined on a cash accounting basis as defined by the ED regulations) from Title IV Programs. To participate in Title IV Programs, an institution must receive and maintain authorization by the appropriate SEAs, be accredited by an accrediting commission recognized by the ED and be certified as an eligible institution by the ED. As a result, our institutes are subject to extensive regulation by the ED, the SEAs and the ACICS, which is an accrediting commission recognized by the ED. These regulatory requirements cover the vast majority of our operations, including our:

- education programs;
- facilities;
- instructional and administrative staff;
- administrative procedures;
- marketing;
- student recruitment;
- financial operations and financial condition;
- operation of new institutes and addition of learning sites;
- addition of new, or expansion of existing, education programs; and
- changes in corporate structure and ownership.

Most ED requirements are applied on an institutional basis, with an institution defined by the ED as a main campus and its additional locations, if any. Under the ED's definition, we have 29 such institutions. We currently operate one or more institutes in 33 states and our institutes recruit students in the remaining 17 states and the

District of Columbia. The ED, the SEAs and the ACICS periodically revise their requirements and modify their interpretations of existing requirements. We cannot predict with certainty how all of the requirements applied by these agencies will be interpreted or whether all of our institutes will be able to comply with all of the requirements in the future.

If our institutes failed to comply with any of these regulatory requirements, these agencies could:

- impose monetary fines or penalties on our institutes;
- terminate or limit our institutes' operations or ability to grant degrees and diplomas;
- restrict or revoke our institutes' accreditation;
- limit, terminate or suspend our institutes' eligibility to participate in Title IV Programs or state financial aid programs;
- require our institutes to repay funds received under Title IV Programs or state financial aid programs;
- require us to post a letter of credit with the ED;
- subject our institutes to heightened cash monitoring by the ED;
- transfer our institutes from the ED's advance system of receiving Title IV Program funds to its reimbursement system, under which a school must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from the ED; and
- subject us or our institutes to other civil or criminal penalties.

Each of these sanctions could adversely affect our financial condition, results of operations and cash flows and impose significant operating restrictions on us. If any of our institutes lost its state authorization, the institute would be unable to offer postsecondary education and we would be forced to close the institute. If any of our institutes lost its accreditation, it would lose its eligibility to participate in Title IV Programs. If any of our institutes lost its eligibility to participate in Title IV Programs, and we could not arrange for alternative financing sources for the students attending that institute, we could be forced to close the institute. Closing any of our institutes could have a material adverse effect on our financial condition, results of operations and cash flows. See "Business—Highly Regulated Industry."

The following are some of the specific risk factors related to our highly regulated industry:

Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student population and increase our costs of operation. Political and budgetary concerns significantly affect Title IV Programs. The U.S. Congress must reauthorize the HEA approximately every six years, which last occurred in 1998. In addition, the U.S. Congress can change the laws affecting Title IV Programs in the annual federal appropriations bills and other laws it enacts between the HEA reauthorizations. In 2005 and 2006, the U.S. Congress temporarily extended the provisions of the HEA, pending completion of the formal reauthorization process, and also enacted other laws affecting Title IV Programs. We believe that, in 2007, the U.S. Congress will either complete its reauthorization of the HEA or further extend the provisions of the HEA. Numerous changes to the HEA are likely to result from any further reauthorization and, possibly, from any extension of the existing provisions of the HEA, but at this time we cannot predict all of the changes that the U.S. Congress will ultimately make. In January 2007, the political party to which a majority of the members of both houses of the U.S. Congress are affiliated changed from the Republican party to the Democratic party. As a result, it is possible that the Democrat-controlled U.S. Congress will revise provisions of the HEA in significantly different ways than were being considered by the Republican-controlled U.S. Congress in 2005 and 2006. Since a significant percentage of our revenue is indirectly derived from Title IV Programs, any action by the U.S. Congress that significantly reduces Title IV Program funding or the ability of our institutes or students to participate in Title IV Programs could have a material adverse effect on our financial condition, results of operations and cash flows.

If one or more of our institutes lost its eligibility to participate in Title IV Programs, or if the U.S. Congress significantly reduced the amount of available Title IV Program funding, we would try to arrange or provide alternative sources of financial aid for the students at the affected institutes. We cannot assure you that one or more private organizations would be willing to provide loans to students attending those institutes or that the interest rate and other terms of such loans would be as favorable as for Title IV Program loans. In addition, the private organizations could require us to guarantee all or part of this assistance and we might incur other additional costs. If we provided more direct financial assistance to our students, we would incur additional costs and assume increased credit risks.

Legislative action may also increase our administrative costs and burden and require us to modify our practices in order for our institutes to comply fully with the legislative requirements, which could have a material adverse effect on our financial condition or results of operations.

One or more of our institutes may lose its eligibility to participate in Title IV Programs, if its student loan default rates are too high. Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which the institution's students default on their federal student loans exceed specified percentages. The ED calculates these rates on an institutional basis, based on the number of students who have defaulted, not the dollar amount of such defaults. The ED calculates an institution's cohort default rate on an annual basis as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the next year. Each institution participating in the FFEL and/or the FDL programs receives a FFEL/FDL cohort default rate for each federal fiscal year based on defaulted FFEL and FDL program loans. A federal fiscal year is October 1 through September 30. An institution whose FFEL/FDL cohort default rate is:

- 25% or greater for three consecutive federal fiscal years loses eligibility to participate in the FFEL, FDL and Pell programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years; or
- greater than 40% for one federal fiscal year loses eligibility to participate in the FFEL and FDL programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years.

An institution can appeal this loss of eligibility. During the pendency of any such appeal, the institution remains eligible to participate in the FFEL, FDL and Pell programs. If an institution continues its participation in the FFEL and/or FDL programs during the pendency of any such appeal and the appeal is unsuccessful, the institution must pay the ED the amount of interest, special allowance, reinsurance and any related payments paid by the ED (or which the ED is obligated to pay) with respect to the FFEL and FDL program loans made to the institution's students or their parents that would not have been made if the institution had not continued its participation (the "Direct Costs"). If a substantial number of our campus groups were subject to losing their eligibility to participate because of their FFEL/FDL cohort default rates, the potential amount of the Direct Costs for which we would be liable if our appeals were unsuccessful would prevent us from continuing some or all of the affected campus groups' participation in the FFEL and/or FDL programs during the pendency of those appeals, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The following table sets forth the range of our campus groups' FFEL/FDL cohort default rates for the federal fiscal years indicated:

Federal Fiscal Year	FFEL/FDL Cohort Default Rate Range
2005 (a)	6.2% to 13.1%
2004 (b)	5.8% to 12.7%
2003	4.5% to 10.2%
2002	2.1% to 12.0%

(a) The most recent year for which the ED has published FFEL/FDL preliminary cohort default rates.
(b) The most recent year for which the ED has published FFEL/FDL official cohort default rates.

If an institution's FFEL/FDL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Federal Perkins Loan (the "Perkins") program exceeds 15% for any federal award year, the ED may place that institution on provisional certification status. A federal award year is July 1 through June 30. We no longer participate in the Perkins program and our students have not received any loans under the Perkins program since 2002.

The servicing and collection efforts of student loan lenders and guaranty agencies help to control our FFEL/FDL cohort default rates. We are not affiliated with any student loan lenders or guaranty agencies. We supplement their efforts by attempting to contact students to advise them of their responsibilities and any deferment or forbearance for which they may qualify.

If any of our campus groups lost its eligibility to participate in FFEL, FDL and Pell programs and we could not arrange for alternative financing sources for the students attending the institutes in that campus group, we would probably have to close those institutes, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be required to post a letter of credit or accept other limitations in order to continue our institutes' participation in Title IV Programs, state authorization and accreditation, if we or our institutes do not meet the financial standards of the ED, the SEAs or the ACICS. The ED, the SEAs and the ACICS prescribe specific financial conditions and operations that an institution must satisfy to participate in Title IV Programs, operate in a state and be accredited. The ED evaluates institutions for compliance with its standards each year, based on the institution's annual audited financial statements, as well as following any change of control of the institution and when the institution is reviewed for recertification by the ED. The most significant financial responsibility measurement is the institution's composite score, which is calculated by the ED based on three ratios:

- the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;
- the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and
- the net income ratio, which measures the institution's ability to operate at a profit.

The ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the ED without the need for further oversight. Our campus groups' composite score, based on our fiscal year consolidated financial statements at the parent company level, was 2.2 in 2006 and 3.0 in 2005. The decrease in our composite score in 2006 was due to our repurchase in 2006 of 5.6 million shares of our common stock for $363.0 million. In December 2006, we borrowed $150 million under a revolving credit facility to allow us to continue repurchasing shares of our common stock while maintaining compliance with the ED's financial responsibility standards. See Notes 3 and 4 of the Notes to Consolidated Financial Statements.

In evaluating an institution's compliance with the financial responsibility standards, the ED may examine the financial statements of the individual institution, the institution's parent company, or any party related to the institution. Historically, the ED has evaluated the financial condition of our institutions on a consolidated basis based on our financial statements at the parent company level. If the ED determines that an institution does not satisfy the ED's financial responsibility standards, the institution may establish its financial responsibility on one of several alternative bases, including posting a letter of credit in an amount equal to a specified percentage of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year and, in some cases, agreeing to receive Title IV Program funds under an arrangement other than the ED's standard advance funding arrangement while being provisionally certified. The requirement to post a letter of credit or other sanctions by the ED could increase our cost of regulatory compliance and adversely affect our results of operations or cash flows.

One or more of our institutes may have to post a letter of credit or be subject to other sanctions, if it does not correctly calculate and timely return Title IV Program funds for, or refund monies paid by or on behalf of, students who withdraw before completing their program of study. The HEA and its implementing regulations impose limits on the amount of Title IV Program funds withdrawing students can use to pay their education costs (the "Return Policy"). The Return Policy permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. For our institutes, a period of enrollment is generally an academic quarter. The institution must calculate and return to the appropriate lenders or the ED any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. The institution must return those unearned funds in a timely manner which, prior to July 2006, was generally within 30 days of the date the institution determined that the student had withdrawn. Beginning in July 2006, an institution generally has up to 45 days after it determines a student's withdrawal date to return unearned funds. If the unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the ED or be otherwise sanctioned by the ED. An institution is required to post a letter of credit with the ED in an amount equal to 25% of the total dollar amount of unearned Title IV Program funds that the institution was required to return with respect to withdrawn students during its most recently completed fiscal year, if the institution is found in an audit or program review to have untimely returned unearned Title IV Program funds with respect to 5% or more of the students in the audit or program review sample of withdrawn students, in either of its two most recently completed fiscal years. No audit or review has found that any of our institutes was violating the ED's standard on the timely return of unearned Title IV Program funds. The requirement to post a letter of credit or other sanctions by the ED could increase our cost of regulatory compliance and adversely affect our results of operations.

The standards of most of the SEAs and the ACICS limit a student's obligation to an institution for tuition and fees, if a student withdraws from the institution (the "Refund Policy"). The specific standards vary among the SEAs. Depending on when during an academic quarter a student withdraws and the applicable Refund Policy, in many instances the student remains obligated to the ITT Technical Institute for some or all of the student's education costs that were paid by the Title IV Program funds returned under the Return Policy. In these instances, many withdrawing students are unable to pay all of their education costs, unless the students have access to other sources of financial aid. We have arranged for an unaffiliated private funding source to offer eligible students loans that can help replace any Title IV Program funds that are returned if any of those students withdraw. We believe that other unaffiliated private funding sources would also be willing to make these types of loans available to our students, but we cannot assure you of this. If these types of loans were unavailable, we could be unable to collect a significant portion of many withdrawing students' education costs that would have been paid by the Title IV Program funds that were returned, which, in the aggregate, could have a material adverse effect on our results of operations and cash flows.

One or more of our institutes may lose its eligibility to participate in Title IV Programs, if the percentage of its revenue derived from those programs is too high. Under a provision of the HEA commonly referred to as the "90/10" Rule, a for-profit institution becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, the institution derives more than 90% of its applicable revenue for a fiscal year from Title IV Programs. If any of our campus groups violated the 90/10 Rule for any fiscal year, it would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain its eligibility until the next fiscal year. Furthermore, if one of our campus groups violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, the ED would require the institution to repay, with limited exceptions, all Title IV Program funds disbursed by the institution after the effective date of the loss of eligibility. For our 2006 fiscal year, none of our campus groups derived more than 66% of its revenue on a cash accounting basis from Title IV Programs, with a range from approximately 50% to approximately 66%. We regularly monitor compliance with this requirement to minimize the risk that any of our campus groups would derive more than the maximum allowable percentage of its applicable revenue from Title IV Programs for any fiscal year. If a campus group appeared likely to approach the maximum percentage threshold, we would consider making changes in student financing to comply with the

90/10 Rule, but we cannot assure you that we would be able to do this in a timely manner or at all. If any of our campus groups lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources for the students attending the institutes in that campus group, we would probably have to close those institutes, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Failure by one or more of our institutes to satisfy the ED's administrative capability requirements could result in financial penalties, limitations on the institute's participation in Title IV Programs, loss of Title IV Program funds for its students or the repayment of Title IV Program funds received by its students. To participate in Title IV Programs, an institution must satisfy criteria of administrative capability prescribed by the ED. The most significant of these criteria require that the institution:

- demonstrate a reasonable relationship between the length of its programs and the entry-level job requirements of the relevant fields of employment;
- comply with all of the applicable Title IV Program regulations prescribed by the ED;
- have capable and sufficient personnel to administer the institution's participation in Title IV Programs;
- define and measure the satisfactory academic progress of its students within parameters specified by the ED;
- provide adequate financial aid counseling to its students who receive Title IV Program funds; and
- timely submit all required reports and financial statements to the ED.

If the ED determines that an institution is not capable of adequately administering its participation in any of the Title IV Programs, the ED could:

- impose monetary fines or penalties on the institution;
- require the institution to repay funds received under Title IV Programs;
- restrict the institution's receipt of Title IV Program funds; and
- limit or terminate the institution's eligibility to participate in Title IV Programs.

Each of these sanctions could adversely affect our financial condition, results of operations and cash flows and impose significant operating restrictions on us. In addition, an institution is deemed by the ED to lack administrative capability if its FFEL/FDL cohort default rate equals or exceeds 25% for any of the three most recent federal fiscal years for which such rates have been published, or if its Perkins cohort default rate exceeds 15% for any federal award year. If an institution's administrative capability is impaired solely because its FFEL/FDL and/or Perkins cohort default rates exceed the percentages specified above, the institution can continue to participate in Title IV Programs, but the ED may place the institution on provisional certification. See "*—We cannot operate new institutes, add learning sites or offer new programs if they are not timely approved by our regulators, and we may have to repay Title IV Program funds disbursed to students enrolled at any of those locations or in any of those programs if we do not obtain prior approval.*"

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admission or financial aid activities. An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment or admission activity or in making decisions regarding the awarding of Title IV Program funds. The ED's regulations set forth 12 types of activities and payment arrangements that an institution may carry out without violating this HEA provision (the "Safe Harbors"). One of the Safe Harbors permits the payment of fixed compensation, such as a fixed annual salary or hourly wage, so long as the fixed compensation is not adjusted up or down more than twice during any 12-month period, and any adjustment to the fixed compensation is not based solely on the number of students recruited, admitted, enrolled or awarded financial aid. We believe that we have compensated the applicable employees in accordance with this Safe Harbor and other Safe Harbors, but the law and regulations governing this requirement do not establish clear criteria for compliance in all circumstances, and the ED has stated that it will no longer entertain a request by an institution or company for the ED to review and assess its individual compensation plan. If the ED determined that an institution's compensation practices violated these standards, the ED could subject the institution to monetary fines or penalties or other sanctions. Any substantial fine or penalty or other sanction could have a material adverse effect on our financial condition, results of operations and cash flows.

We cannot operate new institutes, add learning sites or offer new programs if they are not timely approved by our regulators, and we may have to repay Title IV Program funds disbursed to students enrolled at any of those locations or in any of those programs if we do not obtain prior approval. Our expansion plans assume that we will be able to continue to obtain the necessary ED, ACICS and SEA approvals to establish new institutes, add learning sites to our existing institutes and expand the program offerings at our existing institutes in a timely manner. If we are unable to obtain the approvals from the ED, the ACICS or the relevant SEAs for any new institutes, learning sites or program offerings where such approvals are required, or to obtain such approvals in a timely manner, our ability to operate the new institutes, add the learning sites or offer the new programs as planned would be impaired, which could have a material adverse effect on our expansion plans.

The process of obtaining any required state and ACICS authorizations can also delay our operating new institutes, adding learning sites or offering new programs. In certain circumstances, the state laws and regulations in effect in the states where we are located or anticipate establishing a new location or the ACICS standards may limit our ability to establish new institutes and learning sites and expand the programs offered at an institute, which could have a material adverse effect on our expansion plans.

In addition, an institution that is eligible to participate in Title IV Programs may add a new location or program without the ED's approval only if certain requirements are met. Otherwise, the institution must obtain the ED's approval before it may disburse Title IV Program funds to students in the new location or program. If we were to erroneously determine that a new location or program is eligible for Title IV Program funding, we would likely be liable for repayment of the Title IV Program funds provided to students in that location or program. See "Business—Highly Regulated Industry."

A high percentage of the Title IV Program loans that our students receive are made by a small number of lenders and guaranteed by one guaranty agency. Our students have historically received their FFEL program loans from a limited number of lending institutions. In our 2006 fiscal year, one lender provided approximately 73% and one other lender provided approximately 26% of the FFEL program loans that our students received, and one student loan guaranty agency guaranteed approximately 100% of the FFEL program loans made to our students. If FFEL program loans by our primary lenders or guarantees of those loans by our primary guaranty agency were significantly reduced or no longer available and we were unable to timely identify other lenders and guaranty agencies to make and guarantee FFEL program loans for our students, that could:

- delay our students' receipt of their loans;
- increase our receivables;
- cause our student population to decrease; and
- have a material adverse effect on our financial condition, results of operations and cash flows.

If regulators do not timely approve a change in control of us or any of our institutes, the ability of the affected institutes to participate in Title IV Programs or operate may be impaired. The ED, the ACICS and most of the SEAs have requirements pertaining to the change in ownership and/or control (collectively "change in control") of institutions, but these requirements do not uniformly define what constitutes a change in control and are subject to varying interpretations as to whether a particular transaction constitutes a change in control. If we or any of our institutes experience a change in control under the standards of the ED, the ACICS or any of the SEAs, we or the affected institutes must seek the approval of the relevant regulatory agencies. Transactions or events that constitute a change in control for one or more of our regulatory agencies include:

- the acquisition of a school from another entity;
- significant acquisitions or dispositions of our common stock; and

- significant changes to the composition of our Board of Directors.

Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in obtaining, a required approval of any change in control from the ED, the ACICS or any of the SEAs in states in which our institutes are located could impair our ability or the ability of the affected institutes to participate in Title IV Programs. Our failure to obtain, or a delay in obtaining, a required approval of any change in control from the SEA in any state in which we do not have an institute but in which we recruit students could require us to suspend our recruitment of students in that state until we receive the required approval. A material adverse effect on our financial condition, results of operations and cash flows would result if we had a change in control and a material number of our institutes:

- failed to timely obtain the approvals of the SEAs required prior to or following a change in control;
- failed to timely regain accreditation by the ACICS or have their accreditation temporarily continued or reinstated by the ACICS;
- failed to timely regain eligibility to participate in Title IV Programs from the ED or receive temporary certification to continue to participate in Title IV Programs pending further review by the ED; or
- were subjected by the ED to restrictions that severely limited for a substantial period of time the number of new additional locations and/or new programs of study that are eligible to participate in Title IV Programs.

In addition, the fact that a change in control would require approval of the relevant regulatory agencies could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us.

Government and regulatory agencies and third parties may bring claims or actions against us based on alleged violations of the extensive regulatory requirements applicable to our institutes, which could require us to pay monetary damages, receive other sanctions and expend significant resources to defend those claims or actions. Due to the highly regulated nature of the postsecondary education industry, we are subject to claims of non-compliance with regulatory standards and other actions brought by our regulatory agencies, students, shareholders and other parties. If the results of any of those claims are unfavorable to us, we may be required to pay money damages or be subject to fines, penalties, injunctions, operational limitations, loss of eligibility to participate in federal or state financial aid programs, debarments, additional oversight and reporting, or other civil and criminal sanctions. Those sanctions could have a material adverse effect on our financial condition, results of operations and cash flows. Even if we satisfactorily resolve the issues raised by those types of claims, we may have to expend significant financial and management resources from our ongoing business operations to address and defend those claims, which could have a material adverse effect on our financial condition, results of operations and cash flows. Adverse publicity regarding any of those claims could also negatively affect our business and the market price of our common stock. See "Business—Highly Regulated Industry."

Investigations, claims and actions against companies in our industry could adversely affect our business and stock price. The operations of a number of companies in the postsecondary education industry have been subject to intense regulatory scrutiny, especially over the last few years. In some cases, allegations of wrongdoing have resulted in reviews or investigations by the U. S. Department of Justice ("DOJ"), the SEC, the ED, the SEAs or other state agencies. These allegations, reviews and investigations and the accompanying adverse publicity could have a negative impact on our industry as a whole and on the market price of our common stock.

Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our student population. Some states may provide financial aid to our students, such as California, Florida, Ohio, Pennsylvania and New York. From time to time, states face budget constraints that may cause them to reduce state appropriations in a number of areas. Some of those states may decide to reduce the amount of state financial aid that they provide to students, but we cannot predict how significant any of those reductions may be or how long they could last. If the level of state funding for our students decreased and our students were not able to secure alternative sources of funding, our student population could decrease, which could have a material adverse effect on our results of operations.

Risks Related to Our Business

If we fail to effectively identify, establish and operate new institutes and learning sites, our growth may be slowed. As part of our business strategy, we anticipate operating new institutes and adding learning sites to existing institutes at locations throughout the United States. Establishing new institutes and learning sites poses challenges and requires us to make investments in management and capital expenditures, incur marketing and advertising expenses and devote other resources that are different, and in some cases greater, than those required with respect to the operation of existing institutes. To operate a new institute or add a learning site, we would be required to obtain the appropriate approvals from the SEAs and the ACICS, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible to participate in Title IV Programs, a new institute or learning site may have to be certified by the ED. We cannot be sure that we will be able to identify suitable expansion opportunities to help maintain or accelerate our current growth rate or that we will be able to successfully integrate or profitably operate any new institutes or learning sites. Any failure by us to effectively identify, establish and manage the operations of newly established institutes or learning sites could slow our growth, make any newly established institutes or learning sites more costly to operate than we had planned and have a material adverse effect on our expansion plans and results of operations. See "Business—Business Strategy—*Geographically Expand Our Institutes and Program Offerings*."

Our success depends, in part, on our ability to effectively identify, develop, obtain approval to offer and teach new and/or higher-level degree programs in a cost-effective and timely manner. Part of our business strategy also includes increasing the number and level of degree programs offered at our institutes. Developing and offering new degree programs pose challenges and require us to make investments in research and development, management and capital expenditures, to incur marketing and advertising expenses and to devote other resources that are in addition to, and in some cases greater than, those associated with our current program offerings. In order to offer new and higher-level degree programs at our institutes, we would be required to obtain the appropriate approvals from the ED, the SEAs, the ACICS and, in certain circumstances, specialized programmatic accrediting agencies, which may be conditioned or delayed in a manner that could significantly affect our growth plans. We cannot be sure that we will be able to identify new programs to help maintain or accelerate our current growth rate, that we will be able to obtain the requisite approvals to offer new and/or higher-level degree programs at our institutes or that students will enroll in any new and/or higher-level degree programs that we offer at our institutes. Any failure by us to effectively identify, develop, obtain approval to offer and teach new and/or higher-level degree programs at our institutes could have a material adverse effect on our expansion plans and results of operations. See "Business—Business Strategy—Enhance Results at the Institute Level."

Our success depends, in part, on our ability to keep pace with changing market needs and technology. Increasingly, prospective employers of our graduates demand that their entry-level employees possess appropriate technical skills and also appropriate soft skills, such as communication, critical thinking and teamwork skills. The skills that employees need may evolve rapidly in a changing economic and technological environment. Accordingly, it is important for our programs to evolve in response to those economic and technological changes. The expansion of our existing programs and the development of new programs may not be accepted by prospective students or the employers of our graduates. Even if we are able to develop acceptable new programs, we may not be able to begin offering those new programs as quickly as required by the employers we serve or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, technological changes or other factors, our ability to attract and retain students could be impaired and the rates at which our graduates obtain jobs involving their fields of study could suffer.

Our financial performance depends, in part, on our ability to continue to develop awareness and acceptance of our programs among working adults and, to a lesser extent, recent high school graduates. The awareness of our programs among working adults and, to a lesser extent, recent high school graduates is important to the success of our institutes. If we were unable to successfully market or advertise our programs, our ability to attract and enroll prospective students in our programs would be adversely affected and, consequently, our ability to increase revenue or maintain profitability would be impaired. The following are some of the factors that could prevent us from successfully marketing or advertising our programs:

- student dissatisfaction with our programs and services;
- employer dissatisfaction with our programs and services;
- our failure to maintain or expand our brand or other factors related to our marketing or advertising practices; and
- diminished access to high school students.

The vast majority of private student loans received by our students are made by one lender and serviced by one loan servicer. In 2006, we indirectly derived approximately 34% of our revenue from unaffiliated, private loan programs that were made available to eligible students at our institutes to help fund a portion of the students' cost of education. The vast majority of these private loan programs are offered by one lender and serviced by one affiliated loan servicer. If that lender or loan servicer ended the programs or reduced the volume of loans made or serviced under the programs in the near future and we were unable to timely identify other lenders and loan servicers to make and service private loans for our students and their parents on similar terms, our students' ability to finance their education could be adversely affected, our receivables could increase and our student population could decrease, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our loss of key personnel could harm our business. Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers. Our success also depends in large part on our ability to attract and retain highly qualified faculty, school administrators and corporate management. We face competition in the attraction and retention of personnel who possess the skill sets that we seek. In addition, key personnel may leave us and subsequently compete against us. Furthermore, we do not currently carry "key man" life insurance. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully manage our business.

In order to support revenue growth, we need to hire, retain, develop and train employees who are responsible for teaching, financial aid, student recruiting, career services and registration. Our ability to develop a strong team of employees with these responsibilities may be affected by a number of factors, including:

- our ability to timely and effectively train and motivate our employees in order for them to become productive;
- restrictions imposed by regulatory bodies on the method of compensating employees with certain of these responsibilities;
- the competition we face from other companies in hiring and retaining employees with these responsibilities;
- our ability to attract enough prospective students to our program offerings; and
- our ability to effectively manage a multi-location educational organization.

If we are unable to hire, retain, develop and train employees who are responsible for teaching, financial aid, student recruiting, career services or registration, the effectiveness of our operations would be adversely affected.

Competition could decrease our market share, cause us to reduce tuition or force us to increase spending. The postsecondary education market in the United States is highly fragmented and competitive, with no single private or public institution enjoying a significant market share. Our institutes compete for students with graduate, bachelor and associate degree-granting institutions, which include nonprofit public and private colleges and for-profit institutions, as well as with alternatives to higher education such as military service or immediate employment. We believe competition among educational institutions is based on:

- the quality and reliability of the institution's programs and student services;
- the perceived reputation of the institution and its programs and student services;
- the cost of the institution's programs;
- the employability of the institution's graduates;
- the ability to provide easy and convenient access to the institution's programs and courses;
- the quality and experience of the institution's faculty; and
- the time required to complete the institution's programs.

Certain public and private colleges offer programs similar to those offered by our institutes at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit institutions. Other for-profit institutions offer programs that compete with those of our institutes. Certain of our competitors in both the public and private sectors have greater financial and other resources than we do. All of these factors could affect the success of our marketing efforts and enable our competitors to recruit prospective students more effectively.

We may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our financial condition, results of operations and cash flows may be negatively affected. We cannot be sure that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not adversely affect our business, financial condition, results of operations or cash flows.

High interest rates could adversely affect our ability to attract and retain students. Low interest rates create a less expensive and more favorable borrowing environment for our students. Since much of the financing our students receive is tied to floating interest rates, higher interest rates cause a corresponding increase in the cost to our existing and prospective students of financing their education, which could result in a reduction in the number of students attending our institutes and in our revenue. Higher interest rates could also contribute to higher default rates with respect to our students' repayment of Title IV Program and private loans. High default rates may, in turn, adversely impact our eligibility to participate in Title IV Programs and/or the willingness of private lenders to make private loan programs available to our students, which could result in a reduction in the number of students attending our institutes.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns. In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our business, principally due to changes in our total student population. Our student population varies as a result of new student enrollments, graduations and student attrition. Historically, our revenue in our third and fourth fiscal quarters has generally benefited from increased student matriculations. The number of new students entering our institutes tends to be substantially higher in June and September. Our institutes' academic schedule generally does not affect our incurrence of most of our costs, however, and our costs do not fluctuate significantly on a quarterly basis. We believe that quarterly fluctuations in results of operations should continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of operating new institutes, adding learning sites, new program offerings and increased enrollment of adult students. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Variations in Quarterly Results of Operations."

Terrorist attacks and other acts of violence or war could have an adverse effect on our operations. Terrorist attacks and other acts of violence or war could disrupt our operations. Attacks or armed conflicts that directly impact our physical facilities or ability to recruit and retain students and employees could adversely affect our ability to deliver our programs of study to our students and, thereby, impair our ability to achieve our financial and operational goals. Furthermore, violent acts and threats of future attacks could adversely affect the U.S. and world economies. Finally, future terrorist acts could cause the United States to enter into a wider armed conflict that could further impact our operations and result in prospective students, as well as our current students and employees, entering military service. These factors could cause significant declines in the number of students who attend our institutes and have a material adverse effect on our results of operations.

Natural disasters and other acts of God could have an adverse effect on our operations. Hurricanes, earthquakes, floods, tornados and other natural disasters and acts of God could disrupt our operations. Natural disasters and other acts of God that directly impact our physical facilities or ability to recruit and retain students and employees could adversely affect our ability to deliver our programs of study to our students and, thereby, impair our ability to achieve our financial and operational goals. Furthermore, natural disasters could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of students who attend our institutes in that region and have a material adverse effect on our results of operations. In 2005, we were forced to temporarily close our institute that is located in St. Rose, Louisiana due to a Gulf Coast hurricane. While the institute's facility did not incur extensive physical damage, the hurricane's impact on the region adversely affected the institute's total student enrollment, which had an adverse effect on our results of operations in 2006.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult. Certain provisions of Delaware law, our Restated Certificate of Incorporation and our By-Laws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. Those provisions could:

- limit the price that certain investors might be willing to pay in the future for shares of our common stock;
- discourage or prevent certain types of transactions involving an actual or threatened change in control of us (including unsolicited takeover attempts), even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price;
- make it more difficult for stockholders to take certain corporate actions; and
- have the effect of delaying or preventing a change in control of us.

Certain of those provisions authorize us to:

- issue "blank check" preferred stock;
- divide our Board of Directors into three classes expiring in rotation;
- require advance notice for stockholder proposals and nominations;
- prohibit stockholders from calling a special meeting; and
- prohibit stockholder action by written consent.

If we are unable to conclude successfully litigation against us, our business, financial condition and results of operations could continue to be adversely affected. In the ordinary conduct of our business, we and our institutes are subject to various lawsuits, investigations and claims, covering a wide range of matters, including, but not limited to, claims involving students or graduates and routine employment matters. It is possible that we may be required to pay substantial damages or settlement costs in excess of our insurance coverage to resolve those matters, which could have a material adverse effect on our financial condition or results of operation. See "Legal Proceedings" in our 2006 Annual Report on Form 10-K filed with the SEC. In connection with the DOJ investigation of us, the inquiry initiated by the SEC into allegations investigated by the DOJ and the securities class action, shareholder derivative and books and records inspections lawsuits, we have incurred substantial legal costs, and management's attention and resources have been diverted from our business.

The personal information that we collect may be vulnerable to breach, theft or loss that could adversely affect our reputation and operations. Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. Our institutes collect, use and retain large amounts of personal information regarding our students and their families, including social security numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal information is held and managed by certain of our vendors. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. We cannot assure you that a breach, loss or theft of personal information will not occur. A major breach, theft or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in further regulation and oversight by federal and state authorities and increased costs of compliance.

Capacity constraints or system disruptions to our computer networks could damage our reputation and limit our ability to attract and retain students. The performance and reliability of our computer systems are critical to our information management, reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, could disrupt the provision of education to students attending our institutes. We cannot assure you that we will be able to expand the infrastructure of our computer systems on a timely basis sufficient to meet demand. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Any interruption to our computer systems could have a material adverse effect on our operations and ability to attract and retain students. These factors could affect the number of students who attend our institutes and have a material adverse effect on our results of operations.

Our computer systems may be vulnerable to security risks that could disrupt operations and require us to expend significant resources. Our computer systems may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of those security breaches or to alleviate problems caused by those breaches. These factors could affect the number of students who attend our institutes and have a material adverse effect on our results of operations.

Risk Related to Our Common Stock

The trading price of our common stock may fluctuate substantially in the future. The trading price of our common stock may fluctuate substantially as a result of a number of factors, some of which are not within our control. Those factors include, among others:

- our ability to meet or exceed our own forecasts or expectations of analysts or investors;
- quarterly variations in our operating results;
- changes in ED and state laws and regulations and accreditation standards, or changes in the way those entities interpret and apply their laws, regulations and standards;
- the initiation, pendency or outcome of litigation, regulatory reviews and investigations, and any adverse publicity related thereto;
- changes in our own forecasts or earnings estimates by analysts;
- price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many companies in the for-profit, postsecondary education industry in recent periods;
- the loss of key personnel; and
- general economic conditions.

Those factors could adversely affect the trading price of our common stock and could prevent an investor from selling shares of our common stock at or above the price at which those shares were purchased.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PERFORMANCE GRAPH

Our common stock is listed on the New York Stock Exchange ("NYSE") under the "ESI" trading symbol. The prices set forth below are the high and low sale prices of our common stock during the periods indicated, as reported in the NYSE's consolidated transaction reporting system.

	2006		2005	
Fiscal Quarter Ended	**High**	**Low**	**High**	**Low**
March 31	$65.10	$55.70	$51.26	$44.85
June 30	$66.18	$58.50	$54.32	$42.00
September 30	$68.80	$62.83	$53.56	$46.82
December 31	$70.99	$66.26	$62.65	$46.93

There were 119 holders of record of our common stock on February 15, 2007.

We did not pay a cash dividend in 2005 or 2006. We do not anticipate paying any cash dividends on our common stock in the foreseeable future and we plan to retain our earnings to finance future growth. The declaration and payment of dividends on our common stock are subject to the discretion of our Board of Directors and compliance with applicable law. Our decision to pay dividends in the future will depend on general business conditions, the effect of such payment on our financial condition and other factors our Board of Directors may in the future consider to be relevant.

The performance graph set forth below compares the cumulative total shareholder return on our common stock with the S&P 500 Index and a Peer Issuer Group Index for the period from December 31, 2001 through December 31, 2006. The peer issuer group consists of the following companies selected on the basis of the similar nature of their business: Apollo Group, Inc., Capella Education Company ("CEC"), Career Education Corp., Corinthian Colleges, Inc., DeVry, Inc., Laureate Education, Inc., Lincoln Educational Services Corporation, Strayer Education, Inc. and Universal Technical Institute, Inc. (the "Peer Issuer Group"). We believe that, including us, the Peer Issuer Group represents a significant portion of the market value of publicly traded companies whose primary business is postsecondary classroom education. The Peer Issuer Group includes all of the peer issuers in the former peer issuer group, except for Education Management Corp. ("EDMC") and Concorde Career Colleges, Inc. ("CCDC"). EDMC and CCDC became private companies in 2006. The Peer Issuer Group also includes CEC, which was not included in the former peer issuer group. CEC became a publicly traded company in 2006.

Cumulative Total Return
(Based on $100 invested on December 31, 2001 and assumes the reinvestment of all dividends)



DOLLARS
400
350
300
250
200
150
100
50
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12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
ITT Educational Services, Inc.
Peer Issuer Group Index
S&P 500 Index
Former Peer Issuer Group Index

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
ITT Educational Services, Inc.	100.00	127.75	254.79	257.93	320.64	360.02
Peer Issuer Group Index	100.00	122.51	198.03	213.38	173.60	137.96
Former Peer Issuer Group Index	100.00	120.45	195.85	209.78	174.60	140.73
S&P 500 Index	100.00	77.90	100.25	111.15	116.61	135.03

The preceding stock price Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

SELECTED FINANCIAL DATA

The following selected financial data are qualified by reference to and should be read with our Consolidated Financial Statements and Notes to Consolidated Financial Statements and other financial data included elsewhere in this report.

	Year Ended December 31,				
	2006 (a)	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Statement of Income Data:					
Revenue (b)	$757,764	$688,003	$617,834	$522,856	$454,118
Cost of educational services (b)	356,851	328,343	298,747	280,006	256,675
Student services and administrative expenses	219,820	193,003	174,396	148,329	129,134
Special legal and other investigation costs (c)	(430)	1,219	25,143	—	—
Total costs and expenses	576,241	522,565	498,286	428,335	385,809
Operating income	181,523	165,438	119,548	94,521	68,309
Interest income, net	8,104	8,853	3,834	1,995	2,684
Income before income taxes	189,627	174,291	123,382	96,516	70,993
Income taxes	71,111	64,579	48,119	37,658	27,139
Net income	$118,516	$109,712	$ 75,263	$ 58,858	$ 43,854
Earnings per share:					
Basic (d)	$ 2.77	$ 2.38	$ 1.64	$ 1.31	$ 0.96
Diluted (e)	$ 2.72	$ 2.33	$ 1.61	$ 1.27	$ 0.94
Other Operating Data (f):					
Capital expenditures, net	$ 23,717	$ 21,334	$ 19,116	$ 14,391	$ 14,265
Facility expenditures and land purchases	$ 18,929	$ 25,145	$ 16,376	$ 25,718	$ 19,843
Number of students at end of period (unaudited)	46,896	42,985	40,876	37,076	32,631
Number of technical institutes at end of period (unaudited)	87	81	77	77	74

	At December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Balance Sheet Data:					
Cash and cash equivalents, restricted cash and investments	$357,439	$411,925	$356,516	$254,174	$156,708
Total current assets	$380,952	$437,008	$372,781	$256,646	$173,266
Property and equipment, less accumulated depreciation	$148,411	$127,406	$ 98,746	$ 81,503	$ 62,584
Total assets (g)	$560,320	$592,491	$493,389	$363,270	$247,707
Total current liabilities	$284,505	$251,139	$233,101	$202,337	$142,495
Total long-term debt	$150,000	—	—	—	—
Total liabilities (g)	$456,375	$283,897	$258,315	$217,146	$158,683
Shareholders' equity (g)	$103,945	$308,594	$235,074	$146,124	$ 89,024

(a) Effective January 1, 2006, we adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," ("SFAS No. 123R"), which requires us to expense the fair value of stock-based compensation awards. Prior to 2006, we accounted for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Opinion No. 25") and related interpretations. If the stock-based compensation expense in the year ended December 31, 2006 had been determined in accordance with APB Opinion No. 25, instead of SFAS No. 123R, our:

- operating income and income before taxes would have increased $3,067;
- income taxes would have increased $1,181;
- net income would have increased $1,886; and
- basic and diluted earnings per share would have increased $0.04.

See Notes 1 and 2 of the Notes to Consolidated Financial Statements for a discussion of our stock-based compensation.

(b) The reclassification of tuition revenue with respect to students who withdraw reduced revenue and cost of educational services by $10,828 in the year ended December 31, 2002. The reclassification had no impact on our total consolidated results reported in any period presented.

(c) Accrued estimated legal and other investigation costs associated with the DOJ investigation of us, the inquiry initiated by the SEC into the allegations investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, certain of our current and former executive officers and Directors.

(d) Basic earnings per share data are based on historical net income and the weighted average number of shares of our common stock outstanding during each period. Basic earnings per share for all periods have been calculated in conformity with SFAS No. 128, "Earnings per Share."

(e) The difference in the number of shares used to calculate diluted earnings per share from the number of shares used to calculate basic earnings per share primarily represents the average number of shares that could be issued under our stock-based compensation plans less shares assumed to be purchased with any proceeds received from the exercise of such awards.

(f) We did not pay any cash dividends in any of the periods presented.

(g) As of December 31, 2006, we adopted SFAS No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS No. 158"), which requires that the funded status of a defined benefit postretirement plan be recognized on a company's balance sheet, and that any changes in the funded status of that type of plan be recognized through comprehensive income. The adoption of this pronouncement affects the comparability of total assets, total liabilities and shareholders' equity as of December 31, 2006 to the amounts under the same captions as of the same date in prior years. See Note 10 of the Notes to Consolidated Financial Statements for a discussion of our pension plans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read with the Selected Financial Data and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

General

As of December 31, 2006, we operated 87 institutes in 33 states, which were providing postsecondary education to approximately 47,000 students. We derive our revenue from tuition, the sale of tool kits and laptop computers, and fees charged to and paid by, or on behalf of, our students. Most students at our institutes pay a substantial portion of their tuition and other education-related expenses with funds received under various government-sponsored student financial aid programs, especially Title IV Programs. In 2006, we indirectly derived approximately 61% of our revenue determined on an accrual accounting basis (or 57% of our revenue, determined on a cash accounting basis as defined by the ED's regulations) from Title IV Programs.

Our revenue varies based on the aggregate student population, which is influenced by the number of students attending our institutes at the beginning of a fiscal period and student retention rates.

New students generally enter our institutes at the beginning of an academic quarter that begins for most programs of study in early March, mid-June, early September or late November. Our establishment of new institutes and the introduction of additional program offerings at our existing institutes have been significant factors in increasing the aggregate student population in recent years.

In order to participate in Title IV Programs, a new institute must be authorized by the state in which it will operate, accredited by an accrediting commission recognized by the ED, and certified by the ED to participate in Title IV Programs. The accrediting commission that accredits our institutes grants accreditation to a new institute prior to its first class start date. The ED's certification process cannot commence until the institute receives its state authorization and accreditation. In the last few years, we have experienced minimal delay in obtaining ED certification of our new institutes and learning sites.

We earn tuition revenue on a straight-line basis over the length of each of four, 12-week academic quarters in each fiscal year. State regulations, accrediting commission criteria and our policies generally require us to refund a portion of the tuition and fee payments received from a student who withdraws from one of our institutes during an academic quarter. We recognize immediately the amount of tuition and fees, if any, that we may retain after payment of any refund.

We incur expenses throughout a fiscal period in connection with the operation of our institutes. The cost of educational services includes salaries of faculty and institute administrators, cost of course materials, occupancy costs, depreciation and amortization of equipment costs, facilities and leasehold improvements, and other miscellaneous costs incurred by our institutes.

Student services and administrative expenses include direct marketing costs (which are marketing expenses directly related to new student recruitment), indirect marketing expenses, an expense for uncollectible accounts and administrative expenses incurred at our corporate headquarters. Direct marketing costs include salaries and employee benefits for recruiting representatives and direct solicitation expenses. We capitalize our direct marketing costs (excluding advertising expenses) using the successful efforts method and amortize them on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. We expense as incurred our marketing costs that do not relate to the direct solicitation of potential students.

In 2006, we continued to add program offerings among existing institutes and began operations at new institutes and learning sites. We also continued our efforts to diversify our program offerings by developing residence and online programs at different degree levels in both technology and non-technology fields of study.

The following table sets forth select operating and growth statistics for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Additional program offerings	142	101	164
Number of institutes with additional program offerings	45	35	40
Began operations at:			
New institutes	6	4	2
New learning sites	5	3	1
Institutes offering bachelor degree programs	59	54	52

In 2007, we intend to add at least 105 program offerings among approximately 60 existing institutes. We also plan to continue developing additional residence and online programs at different degree levels in technology and non-technology fields of study to be offered at our institutes. The new degree programs are expected to involve a variety of disciplines and be at the associate and bachelor degree levels. We intend to develop both a residence and online version of many of the new programs. In 2007, we intend to increase the number of our institutes that offer bachelor degree programs to approximately 65. We plan to begin operations at six to eight locations in 2007. Our new institutes generally incur a loss up to 24 months after the first class start date.

Critical Accounting Policies and Estimates

This management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenue and expenses and contingent assets and liabilities. Actual results may differ from those estimates and judgments under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements. These policies should be read in conjunction with Note 1 of the Notes to Consolidated Financial Statements.

Equity-Based Compensation. Effective January 1, 2006, we adopted SFAS No. 123R, which prescribes the accounting for equity instruments exchanged for employee and director services. Under SFAS No. 123R, stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the grant, and is recognized as an expense over the period of time that the grantee must provide services to us before the stock-based compensation is fully vested. The vesting period is generally the period set forth in the agreement granting the stock-based compensation. Under the terms of our stock-based compensation plans, some grants immediately vest in full when the grantee's employment or service terminates, or when he or she is eligible to retire. As a result, in certain circumstances, the period of time that the grantee must provide services to us in order for that stock-based compensation to fully vest may be less than the vesting period set forth in the agreement granting the stock-based compensation. In these instances, compensation expense will be recognized over this shorter period. We recognize stock-based compensation expense on a straight-line basis over the service period applicable to the grantee.

We adopted SFAS No. 123R using the modified prospective transition method. Under this transition method, the financial statement amounts for periods before 2006 have not been restated to reflect the fair value method of expensing the stock-based compensation. The compensation expense recognized on and after January 1, 2006 includes the compensation cost based on the grant-date fair value estimated in accordance with: (a) SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—ransition and Disclosure," ("SFAS No. 123") for all stock-based compensation that was granted prior to, but vested on or after, January 1, 2006; and (b) SFAS No. 123R for all stock-based compensation that was granted on or after January 1, 2006.

We use a binomial option pricing model to determine the fair value of all stock options granted on or after January 1, 2005, and we use the market price of our common stock to determine the fair value of restricted stock and restricted stock units ("RSUs") granted. Various assumptions are used in the model to determine the fair value of the stock options. These assumptions are discussed in Note 2 of the Notes to Consolidated Financial Statements.

Prior to January 1, 2006, we accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method under APB Opinion No. 25 and related interpretations. Under the intrinsic value method, minimal compensation expense was recognized in our financial statements, because the vast majority of the stock-based compensation that we granted was in the form of nonqualified stock options and all of the stock options granted had exercise prices equivalent to the fair market value of our common stock on the date of grant.

In the year ended December 31, 2006, we granted stock options, restricted stock and RSUs to certain employees and directors. In 2006, we began granting restricted stock and RSUs, instead of stock options, to:

- our non-executive key employees for the purpose of:
  - reducing the dilutive effect on our common stock caused by stock-based compensation;

- reducing our compensation expense related to stock-based compensation; and
  - granting a form of stock-based compensation the long-term value of which could be better understood and appreciated by those employees; and
- our non-employee directors to better align their interests with those of our shareholders.

Stock-based compensation expense in the year ended December 31, 2006 was $3.1 million, or approximately $1.9 million, net of tax, compared to $0 in the year ended December 31, 2005. We estimate that stock-based compensation expense in 2007 will increase to approximately $7.0 million. As of December 31, 2006, we estimated that pre-tax compensation expense for unvested stock-based compensation grants in the amount of approximately $1.8 million, net of estimated forfeitures, will be recognized in future periods. We expect to recognize this expense over the remaining service period applicable to the grantees which, on a weighted average basis, is approximately 2.2 years.

On October 24, 2005, the Compensation Committee of our Board of Directors accelerated the vesting of all unvested, nonqualified stock options granted to our employees and directors that had exercise prices greater than the closing price of our common stock on that date. As a result of the vesting acceleration, all of those stock options were fully exercisable as of October 24, 2005. The purpose for accelerating the vesting of those stock options was to reduce our compensation costs associated with those stock options upon our adoption of SFAS No. 123R in 2006.

On October 28, 2005, the Compensation Committee of our Board of Directors awarded certain of our executives nonqualified stock options to purchase a total of 276,340 shares of our common stock as of November 2, 2005. The stock options awarded were fully vested and immediately exercisable. The full vesting of the stock options was conditioned upon each optionee agreeing not to sell, transfer or otherwise dispose of any shares obtained upon exercising the option until:

- the first anniversary with respect to one-third of the shares underlying the option;
- the second anniversary with respect to an additional one-third of the shares underlying the option; and
- the third anniversary with respect to the remaining one-third of the shares underlying the option.

The purpose for accelerating the award and vesting of those stock options was to reduce our compensation costs associated with those stock options upon our adoption of SFAS No. 123R in 2006.

See also Notes 1 and 2 of the Notes to Consolidated Financial Statements for a discussion of stock-based compensation and SFAS No. 123R.

Recognition of Revenue. Tuition revenue is recorded on a straight-line basis over the length of the applicable course. If a student withdraws from an institute, the standards of most state education authorities that regulate our institutes, the accrediting commission that accredits our institutes and our own internal policy limit a student's obligation for tuition and fees to the institute depending on when a student withdraws during an academic quarter ("Refund Policies"). The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic quarter that has elapsed at the time the student withdraws. The greater the portion of the academic quarter that has elapsed at the time the student withdraws, the greater the student's obligation is to the institute for the tuition and fees related to that academic quarter. We record revenue net of any refunds that result from any applicable Refund Policy. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred revenue.

Tuition revenue includes textbooks students use in their programs of study. We amortize the related costs of textbooks on a straight-line basis over the applicable course length and record the deferral of textbook costs in prepaid expenses and other current assets. Laptop computer sales and the related cost of the laptop computers are recognized when the student receives the laptop computer. Tool kit sales and the related cost of the tool kits are recognized when the kits are distributed to the students. Academic fees (which are charged only one time to students on their first day of class attendance) are recognized as revenue on a straight-line basis over the average program length. Deferred revenue is recorded for fees collected in excess of revenue recognized. If a student withdraws from an institute, all unrecognized revenue relating to his or her fees, net of any refunds that result from any applicable Refund Policy, is recognized upon the student's departure. An administrative fee is charged to a student and recognized as revenue when the student withdraws or graduates from a program of study at an institute.

In years ended December 31, 2006 and December 31, 2005, approximately 96% of our revenue represented tuition charges and approximately 4% of our revenue represented laptop computer sales, tool kit sales and student fees. In the year ended December 31, 2004, approximately 95% of our revenue represented tuition charges and approximately 5% of our revenue represented tool kit sales and student fees. The amount of tuition earned depends on:

- the cost per credit hour of the courses in our programs;
- the length of a student's enrollment;
- the number of courses a student takes during each period of enrollment; and
- the total number of students enrolled in our programs.

Each of these factors is known at the time our tuition revenue is calculated.

Allowance for Doubtful Accounts. We extend unsecured credit to our students for tuition and fees and we record a receivable for the tuition and fees earned in excess of the payment received from or on behalf of a student. The individual student balances of these receivables are insignificant. We record an allowance for doubtful accounts with respect to accounts receivable on an institute-by-institute basis, using the institute's historical collection experience. We review the historical collection experience for each institute, consider other facts and circumstances related to an institute and adjust the calculation to record an allowance for doubtful accounts as appropriate. If our current collection trends were to differ significantly from our historic collection experience, however, we would make a corresponding adjustment to our allowance. We write-off the accounts receivable due from former students when we conclude that collection is not probable.

Property and Equipment. We include all property and equipment in the financial statements at cost and make provisions for depreciation of property and equipment using the straight-line method. The following table sets forth the general ranges of the estimated useful lives of our property and equipment:

Type of Property and Equipment	Estimated Useful Life
Furniture and equipment	2 to 10 years
Leasehold and building improvements	3 to 14 years
Buildings	20 to 40 years
Software	3 to 8 years

Changes in circumstances, such as changes in our curricula and technological advances, may result in the actual useful lives of our property and equipment differing from our estimates. We regularly review and evaluate the estimated useful lives of our property and equipment. Although we believe that our assumptions and estimates are reasonable, deviations from our assumptions and estimates could produce a materially different result.

We regularly review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. If the carrying value of the asset exceeds its fair market value, we recognize an impairment loss equal to the difference. We base our impairment analyses of long-lived assets on our current business strategy, expected growth rates and estimates of future economic and regulatory conditions.

Direct Marketing Costs. Direct costs incurred relating to the enrollment of new students are capitalized using the successful efforts method. Direct marketing costs subject to capitalization include salaries and employee benefits of recruiting representatives and other direct costs. Successful efforts is the ratio of students enrolled to prospective students interviewed. The higher the rate of interviewed students who enroll, the greater the percentage of our direct marketing costs that are capitalized. We amortize our direct marketing costs on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. The direct costs subject to capitalization are readily quantifiable and are not subject to estimation. The amortization method and period are based on historical trends of student enrollment and retention activity and are not subject to significant assumptions. We regularly evaluate the factors used to determine the amounts to be deferred and amortized and the future recoverability of those deferred costs.

Contingent Liabilities. We are subject to various claims and contingencies in the ordinary course of our business, including those related to litigation, business transactions, employee-related matters and taxes, among others. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we record a liability for the loss. The liability recorded includes probable and estimable legal costs associated with the claim or potential claim. If the loss is not probable or the amount of the loss cannot be reasonably estimated, we disclose the claim if the likelihood of a potential loss is reasonably possible and the amount involved is material. Although we believe our estimates are reasonable, deviations from our estimates could produce a materially different result.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," ("FIN No. 48"), which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We estimate that the adoption of FIN No. 48 will increase retained earnings as of January 1, 2007 by up to $2.0 million for income tax benefits not previously recognized.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which provides guidance on the use of fair value to measure assets and liabilities and expands the disclosure required in a company's financial statements for fair value measurements. SFAS No. 157 will apply whenever other accounting pronouncements require or permit fair value measurements for assets and liabilities and is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 no later than January 1, 2008. We have not determined the effect that the adoption of SFAS No. 157 will have on our consolidated financial statements.

Also in September 2006, the FASB issued SFAS No. 158, which requires that the funded status of a defined benefit postretirement plan be recognized on a company's balance sheet, and that any changes in the funded status of that type of plan be recognized through comprehensive income. Those provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We recorded an asset of $8.3 million for our qualified pension plan, a liability of $1.7 million for our nonqualified pension plan and $6.5 million, net of tax, in accumulated other comprehensive income on our December 31, 2006 Consolidated Balance Sheet.

SFAS No. 158 also requires a company to measure the funded status of a defined benefit postretirement plan as of the date of the company's year-end balance sheet. This provision of SFAS No. 158 is effective for fiscal years ending after December 15, 2008 and will be adopted by us no later than December 31, 2008. We have not determined the effect that the adoption of this provision of SFAS No. 158 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Variations in Quarterly Results of Operations

Our quarterly results of operations have tended to fluctuate within a fiscal year due to the timing of student matriculations. Each of our four fiscal quarters have 12 weeks of earned tuition revenue. Revenue in our third and fourth fiscal quarters generally benefits from increased student matriculations. The number of new students entering our institutes tends to be higher in June (23% of all new students in 2006) and September (34% of all new students in 2006) because of the significant number of recent high school graduates entering our institutes for the academic quarters beginning in those two months. The academic schedule generally does not affect our incurrence of most of our costs, however, and costs do not fluctuate significantly on a quarterly basis.

The following table sets forth our revenue for the periods indicated:

Quarterly Revenue
(Dollars in thousands)

Three Months Ended	2006 Amount	2006 Percent	2005 Amount	2005 Percent	2004 Amount	2004 Percent
March 31	$176,315	23.3%	$160,153	23.3%	$141,730	22.9%
June 30	185,569	24.5%	168,782	24.5%	150,931	24.4%
September 30	189,667	25.0%	176,764	25.7%	157,945	25.6%
December 31	206,213	27.2%	182,304	26.5%	167,228	27.1%
Total for Year	$757,764	100.0%	$688,003	100.0%	$617,834	100.0%

Results of Operations

The following table sets forth the percentage relationship of certain statement of income data to revenue for the periods indicated:

	Year Ended December 31, 2006	2005	2004
Revenue	100.0%	100.0%	100.0%
Cost of educational services	47.1%	47.7%	48.4%
Student services and administrative expenses	29.0%	28.1%	28.2%
Special legal and other investigation costs	(0.1)%	0.2%	4.1%
Operating income	24.0%	24.0%	19.3%
Interest income, net	1.0%	1.3%	0.7%
Income before income taxes	25.0%	25.3%	20.0%

The following table sets forth our total student enrollment as of the dates indicated, exclusive of international enrollments and enrollments at two institutes that ceased operations at the end of 2004:

As of December 31,	Total Student Enrollment	Increase Over Prior Year
2006	46,896	9.1%
2005	42,985	5.2%
2004	40,876	10.8%

Total student enrollment includes all new and continuing students. A continuing student is any student who, in the academic quarter being measured, is enrolled in a program of study at an ITT Technical Institute and was enrolled in the same program at any ITT Technical Institute at the end of the immediately preceding academic quarter. A new student is any student who, in the academic quarter being measured, enrolls in and begins attending any program of study at an ITT Technical Institute:

- for the first time at that institute;
- after graduating in a prior academic quarter from a different program of study at that institute; or
- after having withdrawn or been terminated from a program of study at that institute.

The following table sets forth our new student enrollment in the periods indicated, exclusive of international enrollments and enrollments at two institutes that ceased operations at the end of 2004:

Year Ended December 31,	Total New Student Enrollment	Increase Over Prior Year
2006	49,935	10.8%
2005	45,073	7.4%
2004	41,957	17.1%

We generally organize the academic schedule for programs of study offered at our institutes on the basis of four 12-week academic quarters in a calendar year that typically begin in early March, mid-June, early September and late November. To measure the persistence of our students, the number of continuing students in any academic quarter is divided by the total student enrollment as of the end of the immediately preceding academic quarter.

The following table sets forth the rates of our students' persistence for the periods indicated, exclusive of international enrollments and enrollments at two institutes that ceased operations at the end of 2004:

	Student Persistence for the Three Months Ended			
Year	March 31	June 30	September 30	December 31
2006	75.8%	73.7%	71.2%	76.2%
2005	77.6%	74.2%	68.8%	77.0%
2004	78.0%	74.8%	71.4%	78.2%

In the second quarter of 2004, we began using the Hybrid Delivery Model with a larger number of our students, which increased the number of courses that we taught online over the Internet to our students. Student retention is typically lower in the courses that we teach online over the Internet compared to the courses that we teach on campus. As a result of the use of the Hybrid Delivery Model, our students' persistence decreased. In the second quarter of 2006, we modified the Hybrid Delivery Model for certain programs at select ITT Technical Institutes, such that students are no longer required to take one course online each academic quarter. In the third quarter of 2006, we expanded that modification to all programs at all ITT Technical Institutes that use the Hybrid Delivery Model. As modified, the Hybrid Delivery Model provides qualifying students with the option of taking one course online each academic quarter. Nonqualifying students are required to take all of their courses in residence at the institute each academic quarter. We consider a number of factors in determining whether a student qualifies, including his or her previous academic performance and success in courses taught online. We believe that increasing our students' face-to-face interaction with their instructors could cause our students' persistence to improve.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005. Revenue increased $69.8 million, or 10.1%, to $757.8 million in the year ended December 31, 2006 compared to $688.0 million in the year ended December 31, 2005, primarily due to:

- a 5.0% increase in tuition rates in March 2006;

- a 5.2% increase in total student enrollment at December 31, 2005 compared to December 31, 2004; and
- a 10.8% increase in new student enrollment in the year ended December 31, 2006 compared to the year ended December 31, 2005.

The increase in student enrollment was primarily due to:

- operating new institutes and learning sites;
- an increased number of institutes offering bachelor degree programs; and
- an increased number of new programs of study offered by our institutes.

The increase in revenue was partially offset by an increase in the number of students who were enrolled part-time and, therefore, taking less than a full course load, as well as a decrease in our student persistence rate in the year ended December 31, 2006.

Cost of educational services increased $28.6 million, or 8.7%, to $356.9 million in the year ended December 31, 2006 compared to $328.3 million in the year ended December 31, 2005, primarily due to:

- increased costs associated with operating new institutes and learning sites;
- the costs required to service the increased total student enrollment;
- normal inflationary increases for compensation and other cost of services; and
- increased costs associated with greater laptop computer sales.

Cost of educational services as a percentage of revenue decreased to 47.1% in 2006 from 47.7% in 2005, primarily due to a decrease in compensation and benefit expense arising from the freeze of our pension plans and greater efficiencies in the operation of our institutes, which was partially offset by the costs associated with 18 new institutes and learning sites which began operations in the last 24 months.

Student services and administrative expenses increased $26.8 million, or 13.9%, to $219.8 million in the year ended December 31, 2006 compared to $193.0 million in the year ended December 31, 2005. The principal causes of this increase included:

- an increase in media advertising costs to promote new locations and program offerings;
- normal inflationary increases for compensation and other costs of services;
- an increase in compensation and benefit costs associated with a greater number of employees; and
- an increase in stock-based compensation expense.

Student services and administrative expenses increased to 29.0% of revenue in 2006 compared to 28.1% of revenue in 2005, primarily due to an increase in media advertising costs for the promotion of new institutes and programs.

Special legal and other investigation costs decreased $1.6 million to $(0.4) million in the year ended December 31, 2006 compared to $1.2 million in the year ended December 31, 2005. In the year ended December 31, 2006, we reduced the accrual of estimated legal costs associated with the DOJ investigation of us, the inquiry initiated by the SEC into the allegations investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us and certain of our current and former executive officers and Directors (collectively, the "Actions") by $0.4 million. We recorded a charge of $1.2 million in the year ended December 31, 2005 for estimated legal costs associated with the Actions. See Note 5 of the Notes to Consolidated Financial Statements.

Operating income increased $16.1 million, or 9.7%, to $181.5 million in the year ended December 31, 2006 compared to $165.4 million in the year ended December 31, 2005. The operating margin was 24.0% in both 2005 and 2006.

Interest income, net, declined $0.8 million, or 8.5%, to $8.1 million in the year ended December 31, 2006 compared to $8.9 million in the year ended December 31, 2005. The decrease was primarily due to a decrease in invested funds during 2006, offset by an increase in the rate of return on our investments.

Our combined federal and state effective income tax rate was 37.5% in the year ended December 31, 2006 compared to 37.1% in the year ended December 30, 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004. Revenue increased $70.2 million, or 11.4%, to $688.0 million in the year ended December 31, 2005 compared to $617.8 million in the year ended December 31, 2004, primarily due to:

- a 5.0% increase in tuition rates in March 2005;
- a 10.2% increase in total student enrollment at December 31, 2004 compared to December 31, 2003; and
- a 7.4% increase in new student enrollment in the year ended December 31, 2005 compared to the year ended December 31, 2004.

The increase in student enrollment was primarily due to:

- the opening of new institutes;
- an increased number of institutes offering bachelor degree programs;
- an increased number of new programs of study offered by our institutes;
- the availability of private student loans to supplement federal student financial aid; and
- the expanded use of the Hybrid Delivery Model.

This increase in revenue was partially offset by a decrease in our student persistence rate in the year ended December 31, 2005.

Cost of educational services increased $29.6 million, or 9.9%, to $328.3 million in the year ended December 31, 2005 compared to $298.7 million in the year ended December 31, 2004, primarily due to:

- the costs required to service the increased student enrollment;
- normal inflationary cost increases for compensation, rent and other costs of services; and
- increased costs due to opening new institutes (two opened in December 2004, one opened in June 2005, one opened in September 2005 and two opened in December 2005) and new learning sites (one opened in September 2004, two opened in June 2005 and one opened in September 2005).

Cost of educational services as a percentage of revenue decreased to 47.7% in 2005 compared to 48.4% in 2004, primarily due to:

- continued facility and faculty utilization efficiencies;
- certain fixed costs at our institutes that did not increase proportionately with increases in our revenue resulting from increased student enrollment and tuition rate increases; and
- new and renegotiated vendor contracts.

Student services and administrative expenses increased $18.6 million, or 10.7%, to $193.0 million in the year ended December 31, 2005 compared to $174.4 million in the year ended December 31, 2004. Student services and administrative expenses decreased to 28.1% of revenue in 2005 compared to 28.2% of revenue in 2004, primarily due to a decrease in bad debt expense from 1.9% of revenue to 1.6% of revenue, partially offset by an increase in the amount of marketing costs deferred as a result of an increase in new student enrollment as a percentage of the number of applicants interviewed. The decrease in student services and administrative expense was partially offset by a 20.6% increase in media advertising expense related to the promotion of new program offerings and new institute locations.

Special legal and other investigation costs decreased $23.9 million to $1.2 million in the year ended December 31, 2005 compared to $25.1 million in the year ended December 31, 2004. This decrease had a material favorable effect on our results of operations. The primary causes of this decrease were the favorable developments in the Actions in the year ended December 31, 2005. See Note 5 of the Notes to Consolidated Financial Statements.

Operating income increased $45.9 million, or 38.4%, to $165.4 million in the year ended December 31, 2005 compared to $119.5 million in the year ended December 31, 2004. The operating margin increased to 24.0% in 2005 from 19.3% in 2004, primarily due to:

- a $23.9 million reduction in special legal and other investigation costs, which represented a 3.9% increase in the operating margin;
- continued facility and faculty utilization efficiencies;
- new and renegotiated vendor contracts; and
- certain fixed costs at our institutes that did not increase proportionately with increases in our revenue resulting from increased student enrollment and tuition rate increases.

Interest income increased $5.1 million, or 130.9%, to $8.9 million in the year ended December 31, 2005 compared to $3.8 million in the year ended December 31, 2004, primarily due to an increase in our cash and investments coupled with a rising rate of return on our investments.

Our combined effective federal and state income tax rate was 37.1% in the year ended December 31, 2005 compared to 39.0% in the year ended December 31, 2004. This decrease was primarily due to:

- our investing in tax exempt and tax advantaged investments;
- a favorable prior year provision to tax return reconciliation; and
- the implementation of certain state tax strategies involving eight states.

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents were $161.9 million as of December 31, 2006 compared to $13.7 million as of December 31, 2005. The December 31, 2006 cash equivalents balance included a $150.0 million certificate of deposit which represents the short-term investment of proceeds from borrowings under our revolving credit facility. We also have investments in marketable debt and auction rate preferred equity securities, which are classified as available-for-sale or held-to-maturity, depending on our investment intentions with regard to those securities. Our investments declined $202.7 million to $195.0 million as of December 31, 2006 compared to $397.7 million as of December 31, 2005, primarily due to repurchases of our outstanding shares of common stock.

As of December 31, 2006, we are required to recognize the funded status of our defined benefit postretirement plans on our balance sheet. We recorded an asset of $8.3 million for the ESI Pension Plan, a non-contributory defined benefit pension plan commonly referred to as a cash balance plan, and a liability of $1.7 million for the ESI Excess Pension Plan, a nonqualified, unfunded retirement plan, on our consolidated balance sheet as of December 31, 2006. In order to determine those amounts, we performed an actuarial valuation of the ESI Pension Plan and ESI Excess Pension Plan (the "Pension Plans"), and reviewed and updated our key assumptions as part of each valuation, including the discount rate and expected long-term rate of return on the investments.

Effective March 31, 2006, the benefit accruals under the Pension Plans were frozen, such that no further benefits accrue under those plans after March 31, 2006. Participants in the Pension Plans will, however, continue to be credited with vesting service and interest according to the terms of the Pension Plans. As a result of the freeze, total pension costs decreased $7.6 million to $0.3 million in the year ended December 31, 2006 compared to $7.9 million in the year ended December 31, 2005. In 2007, we expect pension costs to remain at approximately the same amount as in 2006.

In January 2006, we contributed $15.0 million to the ESI Pension Plan. We do not expect to make any contribution to the ESI Pension Plan in 2007, because the plan was fully funded as of December 31, 2006.

See Note 10 of the Notes to Consolidated Financial Statements for a more detailed discussion of the Pension Plans.

Capital Resources. Our cash flows are highly dependent upon the receipt of Title IV Program funds. In 2006, we indirectly derived our revenue, determined on an accrual basis of accounting, from the following sources:

Source of funds	Percent
Title IV Programs	61%
Unaffiliated, private student loan programs	34%
State student financial aid programs	2%
Other	3%
Total	100%

On a cash accounting basis, as defined by the ED's regulations, we indirectly derived approximately 57% of our revenue from Title IV Programs in 2006 compared to 61% in 2005 and 66% in 2004.

Under a provision of the HEA commonly referred to as the "90/10" Rule, a for-profit institution, such as each of our campus groups, becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, the institution derives more than 90% of its applicable revenue for a fiscal year from Title IV Programs. For our 2006 fiscal year, none of our campus groups derived more than approximately 66% of its revenue, on a cash accounting basis, from Title IV Programs.

Under the HEA, an institution may also lose its eligibility to participate in some or all Title IV Programs if the rates at which the institution's students default on their federal student loans exceed specified percentages. An institution whose FFEL/FDL cohort default rate is 25% or greater for three consecutive federal fiscal years or greater than 40% for one federal fiscal year loses its eligibility to participate in certain Title IV Programs for at least two federal fiscal years. The following table sets forth the range of our campus groups' FFEL/FDL cohort default rates for the federal fiscal years indicated:

Federal Fiscal Year	FFEL/FDL Cohort Default Rate Range
2005 (a)	6.2% to 13.1%
2004 (b)	5.8% to 12.7%
2003	4.5% to 10.2%
2002	2.1% to 12.0%

(a) The most recent year for which the ED has published FFEL/FDL preliminary cohort default rates.
(b) The most recent year for which the ED has published FFEL/FDL official cohort default rates.

If any of our campus groups lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources on similar terms for the students (and their parents) attending an institute in that campus group, the students' ability to finance their education would be adversely affected, our receivables would increase and the number of students attending that campus group would probably decrease, which would have a material adverse effect on our financial condition, results of operations and cash flows.

Federal regulations affect the timing of our receipt and disbursements of Title IV Program funds. These regulations require institutions to disburse all Title IV Program funds by payment period. For our institutes, the payment period is an academic quarter. Prior to February 2006, institutions were not allowed to disburse the first installment of an FFEL or FDL program loan to a first-year undergraduate student who was a first-time borrower until 30 days after the student began his or her course of study. Beginning in February 2006, this 30-day period was eliminated for institutions whose FFEL/FDL cohort default rates are less than 10% for the three most recent federal fiscal years for which the ED has published those rates. The majority of our campus groups fulfilled this requirement in 2006, which resulted in an acceleration of our receipt and disbursement of Title IV Program funds in 2006 compared to prior years. We continued to disburse Title IV Program funds to other students ten days before the start of each academic quarter.

The standards of most of the state education authorities that regulate our institutes and the ACICS that accredits our institutes limit how much of a student's tuition and fees an institution can retain for a student who withdraws from the institution. The HEA and its implementing regulations impose limits on the amount of Title IV Program funds withdrawing students can use to pay their education costs ("Return Policy"). The Return Policy permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. The institution must return to the appropriate lenders or the ED any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. Depending on when a student withdraws during an academic quarter, the Return Policy can reduce the amount of Title IV Program funds that the withdrawing student can use to pay his or her education costs owed to the ITT Technical Institute. In these instances, withdrawing students may be unable to pay all of the education costs that would have been paid by the Title IV Program funds that were returned and we may be unable to collect a significant portion of those costs. Our students' use of supplemental private loans has improved our collection of the students' education costs.

Operations. Cash from operating activities increased $9.7 million to $163.9 million in the year ended December 31, 2006 compared to $154.2 million in the year ended December 31, 2005, primarily due to:

- an increase in net income;
- the timing of income tax and vendor payments; and
- improved management and collection of our receivables.

The excess tax benefit from stock option exercises in the year ended December 31, 2005 was presented under cash flows from operating activities. Beginning in 2006, SFAS No. 123R requires us to present the excess tax benefit from stock option exercises under cash flows from financing activities which resulted in an $8.7 million decrease in reported cash flows from operating activities in the year ended December 31, 2006 compared to the year ended December 31, 2005.

Accounts receivable, net of allowance for doubtful accounts, was $9.4 million as of December 31, 2006 compared to $14.0 million as of December 31, 2005. Days sales outstanding decreased 2.9 days to 4.2 days at December 31, 2006 compared to 7.1 days at December 31, 2005, primarily due to improved collections of our receivables and a greater proportion of student tuition being funded by private loans.

In the year ended December 31, 2005, cash from operating activities increased $11.3 million to $154.2 million compared to $142.9 million in the year ended December 31, 2004, primarily due to an increase in net income which was partially offset by higher income tax payments and a decrease in operating cash investments.

Investing. In the year ended December 31, 2006, we spent $1.5 million to purchase one parcel of land on which we intend to build a facility and $17.4 million for construction and renovation costs associated with 12 facilities. As of December 31, 2006, we leased one facility that we negotiated to purchase for approximately $2.8 million. We completed this transaction in early 2007.

In 2005, we spent $25.1 million:

- to purchase three facilities for $13.8 million, two of which were renovated;
- to purchase three parcels of land for $3.9 million on which we commenced construction of facilities; and
- for construction costs associated with eight facilities totaling $7.4 million.

During 2004, we spent $16.4 million:

- to purchase one facility for $3.8 million;
- to purchase four parcels of land for $4.9 million on which we commenced construction of facilities; and
- for constructions costs associated with four facilities totaling $7.7 million.

Capital expenditures, excluding facility and land purchases and facility construction, totaled $23.7 million in 2006, $21.3 million in 2005 and $19.1 million in 2004. These expenditures consisted primarily of classroom and laboratory equipment (such as computers and electronic equipment), classroom and office furniture, software and leasehold improvements. We plan to continue to upgrade and expand current facilities and equipment during 2007. Cash generated from operations is expected to be sufficient to fund our capital expenditure requirements.

Financing. On December 22, 2006, we entered into a credit agreement with a single lender to borrow up to $150.0 million under a revolving credit facility. The credit facility will be used to allow us to continue repurchasing shares of our common stock while maintaining compliance with certain financial ratios required by the ED, SEAs and the ACICS.

The credit agreement matures on October 1, 2009 and the amount of credit available thereunder decreases by $21.4 million each calendar quarter beginning April 1, 2008. We have the option of borrowing under the credit agreement on either a secured or unsecured basis which, subject to certain conditions, can be changed by us at any time upon ten days prior written notice to the lender. Certain investments held in a pledged account serve as the collateral for any secured borrowings under the credit agreement.

Borrowings under the credit agreement bear interest at variable rates based on fixed increments over the London Interbank Offered Rate ("LIBOR"). We pay a commitment fee of 0.15% per annum of the unused amount of the credit facility. As of December 31, 2006, the borrowings under the credit agreement were $150.0 million, all of which were unsecured, and bore interest at a rate of 5.73% per annum.

The availability of borrowings under the credit agreement is subject to our ability at the time of borrowing to satisfy certain specified conditions. These conditions include the absence of default by us, as defined in the credit agreement, and that certain representations and warranties contained in the credit agreement continue to be true and accurate. We are also required to maintain a certain maximum leverage ratio and a minimum ratio of cash and investments to outstanding indebtedness at the end of each of our fiscal quarters. We were in compliance with those ratio requirements as of December 31, 2006.

On January 8, 2007, we converted the $150.0 million of unsecured borrowings to secured borrowings under the credit agreement at an interest rate of 5.47% per annum, at which time approximately $158.0 million of our investments served as collateral for the secured borrowings under the credit agreement.

On April 25, 2006, our Board of Directors authorized the repurchase of up to an additional 5,000,000 shares of our common stock beyond the remaining repurchase authorization of 1,062,000 as of that date in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Exchange Act. Pursuant to the Board's stock repurchase authorization, we plan to repurchase additional shares of our common stock from time to time in the future depending on market conditions and other considerations.

The following table sets forth our share repurchase activity during 2006, 2005 and 2004:

	Year Ended December 31,		
	2006	2005	2004
Repurchase authorization at beginning of period	3,287,700	4,216,300	4,216,300
Additional repurchase authorization	5,000,000	—	—
Number of shares repurchased	(5,606,600)	(928,600)	—
Repurchase authorization at end of period	2,681,100	3,287,700	4,216,300
Total cost of shares repurchased (in millions)	$ 363.0	$ 55.6	—
Average cost per share	$ 64.74	$ 59.88	—

From January 31, 2007 through February 15, 2007, we repurchased 605,200 outstanding shares of our common stock pursuant to our existing repurchase authorization at a total cost of $48.2 million or at an average cost per share of $79.65.

Proceeds from the exercise of stock options were $23.0 million in the year ended December 31, 2006 compared to $11.0 million in the year ended December 31, 2005 and $8.6 million in the year ended December 31, 2004.

We believe that cash generated from operations and our investments will be adequate to satisfy our working capital and capital expenditure requirements for the foreseeable future. We also believe that any reduction in cash and cash equivalents or investments that may result from their use to repurchase shares of our common stock, purchase facilities or construct facilities will not have a material adverse effect on our expansion plans, planned capital expenditures, ability to meet any applicable regulatory financial responsibility standards or ability to conduct normal operations.

Contractual Obligations

The following table sets forth the specified contractual obligations as of December 31, 2006:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Operating lease obligations	$102,058	$26,926	$ 45,650	$18,337	$11,145
Long-term debt, including scheduled interest payments	$166,410	$ 8,205	$158,205	—	—

The long-term debt represents our revolving credit facility and assumes that the full amount of the facility will be outstanding at all times through the date of maturity. The amounts shown include the principal payments that will be due upon maturity as well as interest payments. Interest payments have been calculated based on their scheduled payment dates using the interest rate charged on our borrowings as of December 31, 2006.

Off-Balance Sheet Arrangements

As of December 31, 2006, we leased our non-owned facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 10 years and management believes that:

- those leases will be renewed or replaced by other leases in the normal course of business;
- we may purchase the facilities represented by those leases; or
- we may purchase or build other replacement facilities.

There are no material restrictions imposed by the lease agreements, and we have not entered into any significant guarantees related to the leases. We are required to make additional payments under the terms of the operating leases for taxes, insurance and other operating expenses incurred during the operating lease period.

As part of our normal course of operations, one of our insurers issues surety bonds for us that are required by various education authorities that regulate us. We are obligated to reimburse our insurer for any of those surety bonds that are paid by the insurer. As of December 31, 2006, the total face amount of those surety bonds was $17.5 million. In addition, as of December 31, 2006, we provided irrevocable standby letters of credit in the total amount of $1.5 million to secure both the payment of construction costs associated with a facility that we built in 2006 and the payment of our workers' compensation claims.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are subject to fluctuations in interest rates that could impact the return on our investments and the cost of our financing activities. Our primary interest rate risk exposure results from changes in short-term interest rates and the LIBOR.

Our investments consist primarily of marketable debt securities, variable rate demand notes, and auction rate debt and equity securities. We estimate that the market risk associated with these investments can best be measured by a potential decrease in the fair value of these investments from a hypothetical 10% increase in interest rates. If such a hypothetical increase in rates were to occur, the reduction in the market value of our portfolio of marketable securities would not be material.

Changes in the LIBOR would affect the borrowing costs associated with our revolving credit facility. We estimate that the market risk can best be measured by a hypothetical 100 basis point increase in the LIBOR. If such a hypothetical increase in the LIBOR were to occur, the effect on results from operations and cash flow would not have been material for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are responsible for establishing and maintaining disclosure controls and procedures ("DCP") that are designed to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is: (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (b) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures. In designing and evaluating our DCP, we recognize that any controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving the desired control objectives, and that our management's duties require it to make its best judgment regarding the design of our DCP. As of December 31, 2006, we conducted an evaluation, under the supervision (and with the participation) of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our DCP pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our DCP were effective as of December 31, 2006.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting. Our management's report on internal control over financial reporting appears on page B-48 of this Annual Report and is incorporated herein by reference.

Our management's assessment of the effectiveness of our internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, ("ICFR") as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its report dated February 23, 2007, which appears beginning on page B-49 of this Annual Report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting. There were no changes in our ICFR that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our ICFR.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act ("ICFR"). Our ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
- provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors (as appropriate); and
- provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Reasonable assurance, as defined in Section 13(b)(7) of the Exchange Act, is the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs in devising and maintaining a system of internal accounting controls.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our ICFR as of December 31, 2006. Our assessment included extensive documenting, evaluating and testing of the design and operating effectiveness of our ICFR. In making this assessment, our management used the criteria for *Internal Control-Integrated Framework* set forth by The Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. Based on our assessment using these criteria, our management concluded that we maintained effective ICFR as of December 31, 2006.

Our management's assessment of the effectiveness of our ICFR as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its accompanying report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ITT Educational Services, Inc.:

We have completed integrated audits of ITT Educational Services, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ITT Educational Services, Inc. and its subsidiaries (the Company) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for employee pension benefits and share based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on the preceding page, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 23, 2007

CONSOLIDATED FINANCIAL STATEMENTS

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	As of December 31,	
	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 161,905	$ 13,735
Short-term investments	195,007	388,152
Accounts receivable, less allowance for doubtful accounts of $2,181 and $1,118	9,367	13,989
Deferred income taxes	4,771	4,190
Prepaid expenses and other current assets	9,902	16,942
Total current assets	380,952	437,008
Property and equipment, net	148,411	127,406
Direct marketing costs, net	21,628	17,490
Investments	—	9,538
Prepaid pension obligation	8,277	—
Restricted cash	527	500
Other assets	525	549
Total assets	$ 560,320	$ 592,491
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 47,948	$ 56,101
Accrued compensation and benefits	13,899	10,344
Accrued income taxes	11,003	—
Other accrued taxes	3,242	3,998
Other accrued liabilities	6,251	5,242
Deferred revenue	202,162	175,454
Total current liabilities	284,505	251,139
Long-term debt	150,000	—
Deferred income taxes	13,713	15,364
Minimum pension liability	—	9,899
Other liabilities	8,157	7,495
Total liabilities	456,375	283,897
Commitments and contingent liabilities (Note 11)		
Shareholders' equity		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 300,000,000 shares authorized, 54,068,904 issued	541	541
Capital surplus	46,982	68,714
Retained earnings	508,195	389,679
Accumulated other comprehensive (loss)	(6,533)	(6,016)
Treasury stock, 13,029,471 and 8,377,780 shares, at cost	(445,240)	(144,324)
Total shareholders' equity	103,945	308,594
Total liabilities and shareholders' equity	$ 560.320	$ 592,491

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenue	$757,764	$688,003	$617,834
Costs and expenses:			
Cost of educational services	356,851	328,343	298,747
Student services and administrative expenses	219,820	193,003	174,396
Special legal and other investigation costs	(430)	1,219	25,143
Total costs and expenses	576,241	522,565	498,286
Operating income	181,523	165,438	119,548
Interest income, net	8,104	8,853	3,834
Income before provision for income taxes	189,627	174,291	123,382
Provision for income taxes	71,111	64,579	48,119
Net income	$118,516	$109,712	$ 75,263
Earnings per share:			
Basic	$ 2.77	$ 2.38	$ 1.64
Diluted	$ 2.72	$ 2.33	$ 1.61
Weighted average shares outstanding:			
Basic	42,722	46,138	45,791
Diluted	43,629	47,112	46,808

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 118,516	$ 109,712	$ 75,263
Adjustments to reconcile net income to net cash flowsfrom operating activities:			
Depreciation and amortization	21,641	17,819	18,249
Provision for doubtful accounts	10,862	10,679	11,996
Deferred income taxes	(1,906)	5,232	5,290
Excess tax benefit from stock option exercises	(14,289)	8,704	6,355
Stock-based compensation expense	3,067	—	—
Changes in operating assets and liabilities:			
Restricted cash	(27)	7,694	302
Short-term investments	—	—	13,347
Accounts receivable	(6,240)	(14,238)	(13,028)
Prepaid expenses and other assets	(4,053)	(8,254)	(1,952)
Direct marketing costs, net	(4,138)	(2,777)	(3,869)
Accounts payable and accrued liabilities	(13,667)	13,526	3,246
Income and other accrued taxes	27,383	(12,580)	1,255
Deferred revenue	26,708	18,662	26,428
Net cash flows from operating activities	163,857	154,179	142,882
Cash flows from investing activities:			
Facility expenditures and land purchases	(18,929)	(25,145)	(16,376)
Capital expenditures, net	(23,717)	(21,334)	(19,116)
Proceeds from sales and maturities of investments	1,637,322	690,025	1,128,172
Purchase of investments	(1,434,639)	(748,782)	(1,277,816)
Net cash flows from investing activities	160,037	(105,236)	(185,136)
Cash flows from financing activities:			
Proceeds from revolving borrowings	150,000	—	—
Excess tax benefit from stock option exercises	14,289	—	—
Proceeds from exercise of stock options	22,960	11,008	8,601
Repurchase of common stock	(362,973)	(55,605)	—
Net cash flows from financing activities	(175,724)	(44,597)	8,601
Net change in cash and cash equivalents	148,170	4,346	(33,653)
Cash and cash equivalents at beginning of period	13,735	9,389	43,042
Cash and cash equivalents at end of period	$ 161,905	$ 13,735	$ 9,389
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes (net of refunds)	$ 43,898	$ 63,734	$ 34,965
Non-cash financing activities:			
Issuance of treasury stock for Directors Deferred Compensation Plan	$ 119	$ 185	$ —

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars and shares in thousands)

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	Common Stock in Treasury		
	Shares	Amount	Surplus	Earnings	Income (Loss)	Shares	Amount	Total
Balance as of December 31, 2003	54,069	$541	$ 52,687	$221,400	$(4,263)	(8,638)	$(124,241)	$ 146,124
Net income				75,263				75,263
Other comprehensive (loss):								
Minimum pension liability, net of tax					(1,269)			(1,269)
Comprehensive income								73,994
Exercise of stock options			614	(2,753)		563	10,740	8,601
Tax benefit from exercise of stock options			6,355					6,355
Balance as of December 31, 2004	54,069	541	59,656	293,910	(5,532)	(8,075)	(113,501)	235,074
Net income				109,712				109,712
Other comprehensive (loss):								
Minimum pension liability, net of tax					(484)			(484)
Comprehensive income								109,228
Exercise of stock options			318	(13,943)		619	24,633	11,008
Tax benefit from exercise of stock options			8,704					8,704
Common shares repurchased						(929)	(55,605)	(55,605)
Issuance of shares for Directors' Deferred Compensation Plan			36			7	149	185
Balance as of December 31, 2005	54,069	541	68,714	389,679	(6,016)	(8,378)	(144,324)	308,594
Net income				118,516				118,516
Other comprehensive income:								
Minimum pension liability, net of tax					6,016			6,016
Comprehensive income								124,532
Adoption of SFAS No. 158, net of tax					(6,533)			(6,533)
Exercise of stock options			(37,034)			923	59,994	22,960
Tax benefit from exercise of stock options			14,289					14,289
Common shares repurchased						(5,607)	(362,973)	(362,973)
Stock-based compensation			3,067					3,067
Issuance of shares for Directors' Deferred Compensation Plan			(153)			4	272	119
Restricted stock awards and shares tendered for taxes			(1,901)			29	1,791	(110)
Balance as of December 31, 2006	54,069	$541	$ 46,982	$508,195	$(6,533)	(13,029)	$(445,240)	$ 103,945

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data and unless otherwise stated)

1. Business and Significant Accounting Policies

Business. We are a leading for-profit provider of postsecondary education in the United States based on revenue and student enrollment. As of December 31, 2006, we were offering diploma and associate, bachelor and master degree programs at 87 institutes and nine learning sites located in 33 states. All of our institutes are authorized by the applicable educational authorities of the states in which they operate and are accredited by an accrediting commission recognized by the United States Department of Education ("ED"). We have provided career-oriented programs since 1969 under the "ITT Technical Institute" name. Our corporate headquarters are located in Carmel, Indiana.

Basis of Presentation. The consolidated financial statements include our wholly-owned subsidiaries' accounts and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). All significant intercompany balances and transactions are eliminated upon consolidation. Certain reclassifications have been made in the consolidated financial statements of prior years to conform to the current year presentation.

Use of Estimates. The preparation of these consolidated financial statements, in accordance with GAAP, includes estimates and assumptions that are determined by our management. Actual results could differ materially from the estimates.

Cash Equivalents. Highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

Restricted Cash. Title IV Program funds and certain other monies transferred to us by electronic funds transfer are subject to holding restrictions, generally from three to seven days, before they can be drawn into our cash account. The funds subject to these holding periods are classified as restricted cash within our current assets until they are applied to the students' accounts. In addition, a Maryland education regulation requires us to maintain an escrow account as a condition to operating our institute in Owings Mills, MD. The funds in this escrow account are classified as restricted cash within our non-current assets.

Investments. We classify our investments in marketable securities as available-for-sale or held-to-maturity depending on our investment intentions with regard to those securities on the date of acquisition. Investments are classified as either current or non-current based on the maturity date of each security. Auction rate debt securities and variable rate demand notes classified as available-for-sale, however, are included in current assets despite the long-term contractual maturity if we have the ability to liquidate these investments within one year.

The cost of securities sold is based on the specific identification method.

Accounts Receivable. We extend unsecured credit to our students for tuition and fees and we record a receivable for the tuition and fees earned in excess of the payment received from or on behalf of a student. The individual student balances of these receivables are insignificant. We record an allowance for doubtful accounts with respect to accounts receivable on an institute-by-institute basis, using the institute's historical collection experience. We review the historical collection experience for each institute, consider other facts and circumstances related to an institute and adjust the calculation to record an allowance for doubtful accounts as appropriate. If our current collection trends were to differ significantly from our historic collection experience, however, we would make a corresponding adjustment to our allowance. We write-off the accounts receivable due from former students when we conclude that collection is not probable.

Property and Equipment. Property and equipment is recorded in our consolidated financial statements at cost, less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Expenditures that extend the useful lives of our assets are capitalized.

Developed or purchased software is capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Facility construction costs are capitalized as incurred, with depreciation commencing when the facility is placed in service. We have historically paid for all real estate projects without any external financing and, therefore, no interest costs have been capitalized.

Provisions for depreciation and amortization of property and equipment have generally been made using the straight-line method over the following ranges of useful lives:

Type of Property and Equipment	Estimated Useful Life
Furniture and equipment	2 to 10 years
Leasehold and building improvements	3 to 14 years
Buildings	20 to 40 years
Software	3 to 8 years

We amortize leasehold improvements using the straight-line method over the shorter of the life of the improvement or the term of the underlying lease.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we regularly review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If we determine that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would determine the fair value of that asset using a discounted cash flows model. If the amount of discounted cash flows is less than the net book value of the long-lived asset, we recognize an impairment loss in the amount of the difference. We base our impairment analyses of long-lived assets on our current business strategy, expected growth rates and estimates of future economic and regulatory conditions.

Direct Marketing Costs. Direct costs incurred relating to the enrollment of new students are capitalized using the successful efforts method. Direct marketing costs subject to capitalization include salaries and employee benefits of recruiting representatives and other direct costs. Successful efforts is the ratio of students enrolled to prospective students interviewed. The higher the rate of interviewed students who enroll, the greater the percentage of our direct marketing costs that are capitalized. We amortize our direct marketing costs on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. The direct costs subject to capitalization are readily quantifiable and are not subject to estimation. We define a cost pool as the group of students that begin each academic quarter ("Class"). The direct marketing costs that are capitalized with respect to a particular Class are amortized using a method that corresponds to the amount of tuition revenue that will be recognized in each academic quarter for that Class. Since we recognize tuition revenue for a Class on a straight-line basis over the program length, we also recognize the amortization of the capitalized direct marketing costs with respect to that Class on a straight-line basis over the same period. If a student withdraws, however, any remaining amount of the capitalized direct marketing costs related to that student is expensed immediately, because the realizability of the remaining capitalized direct marketing costs related to that student is impaired.

We review the carrying amount of the capitalized direct marketing costs on a regular basis in order to compare the recorded amounts with the estimated remaining future revenue streams associated with those assets. If we determine that the value of the capitalized direct marketing costs recorded exceeds the remaining future revenue estimated to be generated from those assets, the excess amount is written off and recorded as an expense for the related period. The amortization method and period are based on historical trends of student enrollment and retention activity and are not subject to significant assumptions. We regularly evaluate the factors used to determine the amounts to be deferred and amortized and the future recoverability of those deferred costs.

Direct marketing costs on the balance sheet totaled $46,706 at December 31, 2006 and $39,705 at December 31, 2005, less accumulated amortization of $25,078 at December 31, 2006 and $22,215 at December 31, 2005.

Insurance Liabilities. We record insurance liabilities and related expenses for health, workers compensation and other insurance reserves in accordance with the contractual terms of the insurance policies. We record the total liabilities that are estimable and probable as of the reporting date for our insurance liabilities that we self-insure. The accounting for our self-insured arrangements involves estimates and judgments to determine the liability to be recorded for reported claims and unreported claims incurred but not reported. We consider our historical experience in determining the appropriate insurance reserves to record. If our current insurance claim trends were to differ significantly from our historic claim experience, however, we would make a corresponding adjustment to our insurance reserves.

Contingent Liabilities. We are subject to various claims and contingencies in the ordinary course of our business, including those related to litigation, business transactions, employee-related matters and taxes, among others. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we record a liability for the loss. The liability recorded includes probable and estimable legal costs associated with the claim or potential claim. If the loss is not probable or the amount of the loss cannot be reasonably estimated, we disclose the claim if the likelihood of a potential loss is reasonably possible and the amount involved is material.

Treasury Stock. Repurchases of outstanding shares of our common stock are recorded at cost. Treasury stock issued in fulfillment of stock-based compensation awards or other obligations is accounted for under the last in, first out method.

Fair Value and Credit Risk of Financial Instruments. The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other accrued liabilities and deferred revenue approximate fair value because of the immediate or short-term maturity of these financial instruments. Investments classified as available-for-sale are recorded at their market value.

The fair market value of our long-term debt is estimated based on current market conditions and rates for debt that have the same characteristics and remaining maturities. As of December 31, 2006, the carrying value and estimated fair market value of our long-term debt was $150,000.

Financial instruments that potentially subject us to credit risk consist primarily of accounts receivable and interest-bearing investments. The credit risk of our accounts receivable is minimal, due to the small individual amounts owed by a large number of students which make up this balance. Our interest-bearing investments generally consist of high-quality securities issued by various entities and major financial institutions.

Recognition of Revenue. Tuition revenue is recorded on a straight-line basis over the length of the applicable course. If a student withdraws from an institute, the standards of most state education authorities that regulate our institutes, the accrediting commission that accredits our institutes and our own internal policy limit a student's obligation for tuition and fees to the institute depending on when a student withdraws during an academic quarter ("Refund Policies"). The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic quarter that has elapsed at the time the student withdraws. The greater the portion of the academic quarter that has elapsed at the time the student withdraws, the greater the student's obligation is to the institute for the tuition and fees related to that academic quarter. We record revenue net of any refunds that result from any applicable Refund Policy. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred revenue.

Tuition revenue includes textbooks students use in their programs of study. We amortize the costs of textbooks on a straight-line basis over the applicable course length and record the deferral of textbook costs in prepaids and other current assets. Laptop computer sales and the related cost of the laptop computers are recognized when the student receives the laptop computer. Tool kit sales and the related cost of the tool kits are recognized when the kits are distributed to the students. Academic fees (which are charged only one time to students on their first day of class attendance) are recognized as revenue on a straight-line basis over the average program length. Deferred revenue is recorded for fees collected in excess of revenue recognized. If a student withdraws from an institute, all unrecognized revenue relating to his or her fees, net of any refunds that result from any applicable Refund Policy, is recognized upon the student's departure. An administrative fee is charged to a student and recognized as revenue when the student withdraws or graduates from a program of study at an institute.

We report 12 weeks of tuition revenue in each of our four fiscal quarters. We standardized the number of weeks of revenue reported in each fiscal quarter, because the timing of student breaks in a calendar quarter can fluctuate from quarter to quarter each year. The total number of weeks of school during each year is 48.

Advertising Costs. We expense all advertising costs as incurred.

Equity-Based Compensation. Effective January 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment," ("SFAS No. 123R") which prescribes the accounting for equity instruments exchanged for employee and director services. We followed the SEC's guidance in Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," when we adopted SFAS No. 123R. Under SFAS No. 123R, stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the grant, and is recognized as an expense over the period of time that the grantee must provide services to us before the stock-based compensation is fully vested. The vesting period is generally the period set forth in the agreement granting the stock-based compensation. Under the terms of our stock-based compensation plans, some grants immediately vest in full when the grantee's employment or service terminates, or when he or she is eligible to retire. As a result, under certain circumstances, the period of time that the grantee must provide services to us in order for that stock-based compensation to fully vest may be less than the vesting period set forth in the agreement granting the stock-based compensation. In these instances, compensation expense will be recognized over this shorter period.

We adopted SFAS No. 123R using the modified prospective transition method. Under this transition method, the financial statement amounts for the periods before 2006 have not been restated to reflect the fair value method of expensing the stock-based compensation. The compensation expense recognized on or after January 1, 2006 includes the compensation cost based on the fair value on the date of grant estimated in accordance with: (a) SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," ("SFAS No. 123") for all stock-based compensation that was granted prior to, but vested on or after, January 1, 2006; and (b) SFAS No. 123R for all stock-based compensation that was granted on or after January 1, 2006.

We use an option pricing model to determine the fair value of stock options and we use the market price of our common stock to determine the fair value of restricted stock and restricted stock units. The fair value of the stock options granted prior to January 1, 2005 was determined using the Black-Scholes model. For all stock options granted on or after January 1, 2005, we used a binomial option pricing model which, similar to the Black-Scholes model, takes into account the variables defined below:

- "Volatility" is a statistical measure of the extent to which the stock price is expected to fluctuate during a period and combines our historical stock price volatility and the implied volatility as measured by actively traded stock options.

- "Expected life" is the weighted average period that those stock options are expected to remain outstanding, based on the historical patterns of our stock option exercises, as adjusted to reflect the current position-level demographics of the stock option grantees.
- "Risk-free interest rate" is based on interest rates for terms that are similar to the expected life of the stock options.
- "Dividend yield" is based on our historical and expected future dividend payment practices.

The assumptions supporting these variables were consistent under both option pricing models.

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Opinion No. 25") and related interpretations. Under the intrinsic value method, minimal compensation expense was recognized in our financial statements, because the vast majority of the stock-based compensation that we granted was in the form of nonqualified stock options and all of the stock options granted had exercise prices equivalent to the fair market value of our common stock on the grant date.

If the stock-based compensation expense in the year ended December 31, 2006 had been determined in accordance with APB No. 25, instead of SFAS No. 123R, our:

- pretax operating income would have increased $3,067 in the year ended December 31, 2006;
- income tax benefit would have decreased approximately $1,181 in the year ended December 31, 2006;
- net income would have increased $1,886 in the year ended December 31, 2006;
- basic earnings per share would have increased $0.04 in the year ended December 31, 2006; and
- diluted earnings per share would have increased $0.04 in the year ended December 31, 2006.

Prior to adopting SFAS No. 123R, we provided proforma disclosures under SFAS No. 123. Those disclosures included proforma compensation expense related to the stock-based compensation granted to employees and directors calculated on a straight-line basis over the full vesting period of the grants and reflected forfeitures as they occurred. If we had reflected the stock-based compensation for retirement-eligible grantees over the applicable service period consistent with SFAS No. 123R, the prior period SFAS No. 123 pro forma net income disclosed in the annual report on Form 10-K for that period would have been approximately $95,300 in the year ended December 31, 2005, instead of the $92,005 disclosed, and approximately $70,900 in the year ended December 31, 2004, instead of the $67,806 disclosed. The total stock-based compensation expense ultimately realized under SFAS No. 123 and SFAS No. 123R would be the same but the timing of when the expense would be reflected differs.

Under SFAS No. 123R, the tax benefit of tax deductions in excess of the compensation expense resulting from the exercise of stock options is presented under cash flows from financing activities in our Consolidated Statements of Cash Flows. Prior to adopting SFAS No. 123R, we presented the tax benefit resulting from the exercise of stock options under cash flows from operating activities in our Consolidated Statements of Cash Flows.

We generally issue shares of our common stock from treasury shares upon the exercise of stock options. As of December 31, 2006, 13,029,471 shares of our common stock were held in treasury. Our Board of Directors has authorized us to repurchase outstanding shares of our common stock, but we are unable to determine at this point how many shares we will repurchase over the next 12 months. See Note 3 for additional disclosures regarding our stock repurchases.

Operating Leases. We lease our non-owned facilities under operating lease agreements. Common provisions within our operating lease agreements include:

- renewal options, which can be exercised after the initial lease term;

- rent escalation clauses;
- tenant improvement allowances; and
- rent holidays.

We record the rent expense associated with each operating lease agreement evenly over the term of the lease in accordance with SFAS No. 13, "Accounting for Leases." The difference between the amount of rent expense recorded and the amount of rent actually paid is recorded as accrued rent on our Consolidated Balance Sheets.

Income Taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," we account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of our assets and liabilities.

Earnings Per Common Share. Earnings per common share for all periods have been calculated in conformity with SFAS No. 128, "Earnings Per Share." This data is based on historical net income and the average number of shares of our common stock outstanding during each period as set forth in the following table:

	Year Ended December 31,		
	2006	**2005**	**2004**
		(In thousands)	
Shares:			
Weighted average number of shares of common stock outstanding	42,722	46,138	45,791
Shares assumed issued (less shares assumed purchased for treasury) for stock-based compensation	907	974	1,017
Outstanding shares for diluted earnings per share calculation	43,629	47,112	46,808

A total of 30,000 shares for fiscal year 2006, 1,000 shares for fiscal year 2005 and 613,000 shares for fiscal year 2004 have been excluded from the calculation of our diluted earnings per common share because the effect was anti-dilutive.

New Accounting Pronouncements. In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," ("FIN No. 48"), which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We estimate that the adoption of FIN No. 48 will increase retained earnings as of January 1, 2007 by up to $2,000 for income tax benefits not previously recognized.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which provides guidance on the use of fair value to measure assets and liabilities and expands the disclosure required in a company's financial statements for fair value measurements. SFAS No. 157 will apply whenever other accounting pronouncements require or permit fair value measurements for assets and liabilities and is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 no later than January 1, 2008 and have not determined the effect that the adoption will have on our consolidated financial statements.

Also in September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS No. 158"), which requires that the funded status of a defined benefit postretirement plan be recognized on a company's balance sheet, and that any changes in the funded status of that type of plan be recognized through comprehensive income. Those provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We recorded an asset of $8,277 for our qualified pension plan, a liability of $1,656 for our nonqualified pension plan and $6,533, net of tax, in accumulated other comprehensive income on our December 31, 2006 Consolidated Balance Sheet. Retrospective application of SFAS No. 158 is not permitted and, therefore, prior year balances and activity related to the pension plans have not been changed. See Note 10 for additional disclosure regarding our pension plans.

SFAS No. 158 also requires a company to measure the funded status of a defined benefit postretirement plan as of the date of the company's year-end balance sheet. This provision of SFAS No. 158 is effective for fiscal years ending after December 15, 2008 and will be adopted by us no later than December 31, 2008. We have not determined the effect that the adoption of this provision of SFAS No. 158 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

2. Equity Compensation Plans

We have adopted the following equity compensation plans, referred to collectively as the "Plans":

- *2006 ITT Educational Services, Inc. Equity Compensation Plan*—Awards may be granted to our employees and directors under the 2006 ITT Educational Services, Inc. Equity Compensation Plan ("2006 Equity Compensation Plan") in the form of stock options (incentive and nonqualified), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares, performance units and other stock-based awards as defined in the plan. The maximum number of shares of our common stock that may be issued pursuant to awards under this plan is 4,000,000. Each share underlying stock options and SARs granted and not forfeited or terminated, reduces the number of shares available for future awards by one share. The delivery of a share in connection with a "full-value award" (i.e., an award of restricted stock, RSUs, performance shares, performance units or any other stock-based award with value denominated in shares) reduces the number of shares remaining for other awards by three shares. As of December 31, 2006, restricted stock, RSUs and nonqualified stock options have been awarded under this plan.
- *1999 Outside Directors Stock Option Plan*—A maximum of 500,000 shares of our common stock were available to be issued upon the exercise of nonqualified stock options granted to non-employee directors under the 1999 Outside Directors Stock Option Plan ("1999 Directors Stock Plan").
- *1997 ITT Educational Services, Inc. Incentive Stock Plan*—A maximum of 8,100,000 shares of our common stock were available to be issued upon the exercise of stock options and pursuant to other forms of awards under the 1997 ITT Educational Services, Inc. Incentive Stock Plan ("1997 Stock Plan"), but no more than 20% of the total number of shares on a cumulative basis could have been used for restricted stock or performance share awards. A maximum of 1.5% of our outstanding shares of common stock could have been issued annually, with any unissued shares available to be issued in later years.
- *ITT Educational Services, Inc. 1994 Stock Option Plan*—A maximum of 810,000 shares of our common stock were available to be issued upon the exercise of nonqualified stock options granted under the ITT Educational Services, Inc. 1994 Stock Option Plan ("1994 Stock Plan").

No additional awards have been or will be granted after May 9, 2006 under the 1999 Directors Stock Plan or the 1997 Stock Plan. No awards have been granted under the 1994 Stock Plan since the plan expired on December 29, 2004.

We recognized $3,067 of stock-based compensation and a related income tax benefit of $1,181 in our net income for the year ended December 31, 2006. We did not capitalize any stock-based compensation cost in the year ended December 31, 2006.

As of December 31, 2006, we estimated that pre-tax compensation expense for unvested stock-based compensation grants in the amount of approximately $1,828, net of estimated forfeitures, will be recognized in future periods. This expense will be recognized over the remaining service period applicable to the grantees which, on a weighted-average basis, is approximately 2.2 years.

In the years ended December 31, 2005 and 2004, we did not recognize any stock-based compensation expense in our Consolidated Statements of Income in accordance with APB Opinion No. 25. If the compensation expense related to the stock-based compensation for the years ended December 31, 2005 and 2004 had been determined based on the fair value of the stock-based compensation at grant date consistent with SFAS No. 123, our compensation expense would have increased and our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,	
	2005	2004
Net income as reported	$109,712	$75,263
Deduct: Total stock-based compensation expense determined under the fair value based method, net of tax	(17,707)	(7,457)
Pro forma net income	$ 92,005	$67,806
Earnings per share:		
Basic as reported	$ 2.38	$ 1.64
Impact of stock-based compensation	(0.39)	(0.16)
Basic pro forma	$ 1.99	$ 1.48
Diluted as reported	$ 2.33	$ 1.61
Impact of stock options	(0.38)	(0.16)
Diluted pro forma	$ 1.95	$ 1.45

On October 24, 2005, the Compensation Committee of our Board of Directors accelerated the vesting of all unvested, nonqualified stock options granted to our employees and directors that had exercise prices greater than the closing price of our common stock on that date. In addition, certain of our executives were awarded nonqualified stock options during 2005 that were fully vested and immediately exercisable. The purpose for accelerating the vesting and award of those stock options was to reduce our compensation costs associated with those stock options upon our adoption of SFAS No. 123R in 2006.

Stock Options. Under the Plans, the stock option exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The maximum term of any stock option granted under the 2006 Equity Compensation Plan may not exceed seven years from the date of grant, and those stock options will be exercisable at such times and under conditions as determined by the Compensation Committee of our Board of Directors, subject to the limitations contained in the plan.

Under the 1999 Directors Stock Plan, the stock options granted typically vested and became exercisable on the first anniversary of the grant. The maximum term of any stock option granted under the 1999 Directors Stock Plan was: (a) 10 years from the date of grant for any stock options granted prior to January 25, 2005; and (b) seven years from the date of grant for any stock options granted on or after January 25, 2005.

Under the 1997 Stock Plan, the stock options granted typically vest and become exercisable in three equal annual installments commencing with the first anniversary of the date of grant. The maximum term of any stock option granted under the 1997 Stock Plan was 10 years and 2 days from the date of grant.

The stock options granted, forfeited, exercised and expired during the period indicated are as follows:

	Year Ended December 31, 2006				
	# of Shares	Weighted Average Exercise Price	Aggregate Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at beginning of period	3,422,352	$ 30.86	$105,641	6.2 years	
Granted	80,500	60.49	4,869		
Forfeited	(10,000)	44.70	(447)		
Exercised	(922,043)	(24.90)	(22,960)		
Expired	None	None	None		
Outstanding at end of period	2,570,809	$ 33.88	$ 87,103	5.6 years	$83,341
Exercisable at end of period	2,451,632	$ 32.84	$ 80,500	5.6 years	$82,043

(1) The aggregate intrinsic value of the stock options was calculated by subtracting the weighted average exercise price from the closing market price of our common stock on December 29, 2006, and multiplying the result by the number of options outstanding or exercisable, as applicable.

Information regarding the stock options granted and exercised during the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year Ended December 31,		
	2006	2005	2004
Stock options granted	80,500	894,985	777,500
Weighted average fair value	$ 22.31	$ 19.06	$ 25.96
Stock options exercised	922,043	618,733	563,616
Intrinsic value of stock options exercised	$ 37,273	$ 22,556	$ 16,902
Proceeds received from stock options exercised	$ 22,960	$ 11,008	$ 8,601
Tax benefits realized from stock options exercised	$ 14,289	$ 8,704	$ 6,355

The intrinsic value of a stock option is the difference between the fair market value of the stock and the option exercise price.

The fair value of our stock options was determined at the grant date using the Black-Scholes option pricing model for stock options granted prior to January 1, 2005 and a binomial option pricing model for stock options granted on and after January 1, 2005. We recognize the fair value of stock options as compensation expense over the service period applicable to the grantee using the straight-line method.

The fair value of each stock option grant was estimated on the date of grant using the following assumptions:

	Year Ended December 31,		
	2006	2005	2004
Risk-free interest rates	4.3%	4.0%	3.3%
Expected lives (in years)	4	4	5
Volatility	42%	44%	58%
Dividend yield	None	None	None

Restricted Stock and RSUs. Under the 1997 Stock Plan, restricted shares awarded were subject to a restriction period set by the Compensation Committee of our Board of Directors, during which time the shares may not be sold, transferred, assigned or pledged. For restricted stock awards issued under the 1997 Stock Plan during the year ended December 31, 2006, the restriction period ends on the third anniversary of the date of grant. Under the 2006 Equity Compensation Plan, restricted shares and RSUs awarded are subject to a restriction period of at least: (a) three years in the case of a time-based period of restriction; and (b) one year in the case of a performance-based period of restriction. All restricted shares and RSUs awarded under the 2006 Equity Compensation Plan as of December 31, 2006 have a time-based restriction period that ends on the third anniversary of the date of grant. We determine the fair value of the restricted stock and RSUs granted based on the closing market price of our common stock on the date of grant. We recognize the fair value of the restricted stock and RSUs as compensation expense over the service period applicable to the grantee using the straight-line method.

The following table sets forth the restricted stock and RSUs that were granted, forfeited and vested during the period indicated:

	Year Ended December 31, 2006			
	# of Shares of Restricted Stock	Weighted Average Grant Price	# of RSUs	Weighted Average Grant Price
Unvested at beginning of period	—	$ N/A	—	$ N/A
Granted	32,487	60.26	88	68.25
Forfeited	(1,980)	(58.30)	—	N/A
Vested	(5,975)	(58.30)	0	N/A
Unvested at end of period	24,532	$ 60.90	88	$68.25

The total fair market value of the shares vested during the year ended December 31, 2006 was $348.

3. Stock Repurchases

In October 2002, our Board of Directors authorized us to repurchase 5,000,000 shares of our common stock and, in April 2006, our Board of Directors authorized us to repurchase an additional 5,000,000 shares of our common stock (the "Repurchase Program"). As of December 31, 2006, 2,681,100 shares were available for repurchase under the Repurchase Program. The terms of the Repurchase Program provide that we may repurchase shares of our common stock, from time to time depending on market conditions and other considerations, in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless earlier terminated by our Board of Directors, the Repurchase Program will expire when we repurchase all shares authorized for repurchase thereunder.

In the year ended December 31, 2006, we repurchased 5,606,600 shares of our common stock for $362,973, or at an average price of $64.74 per share. In the year ended December 31, 2005, we repurchased 928,600 shares of our common stock for $55,605, or at an average price of $59.88 per share.

4. Debt

On December 22, 2006, we entered into a credit agreement with a single lender to borrow up to $150,000 under a revolving credit facility. The credit facility will be used to allow us to continue repurchasing shares of our common stock while maintaining compliance with certain ratios required by various education authorities that regulate us. The credit agreement matures on October 1, 2009 and the amount of credit available thereunder decreases by $21,429 each calendar quarter beginning April 1, 2008. We have the option to borrow under the credit agreement on either a secured or unsecured basis which, subject to certain conditions, can be changed by us at any time upon ten days prior written notice to the lender. Certain investments held in a pledged account serve as the collateral for any secured borrowings under the credit agreement.

The availability of borrowings under the credit agreement is subject to our ability at the time of borrowing to satisfy certain specified conditions. These conditions include an absence of default by us, as defined in the credit agreement, and that certain representations and warranties contained in the credit agreement continue to be true and accurate. We are also required to maintain a certain maximum leverage ratio and a minimum ratio of cash and investments to outstanding indebtedness at the end of each of our fiscal quarters. We were in compliance with those ratio requirements as of December 31, 2006.

Borrowings under the credit agreement bear interest at variable rates based on fixed increments over the London Interbank Offered Rate. We pay a commitment fee of 0.15% per annum of the unused amount of the credit facility. As of December 31, 2006, the borrowings under the credit agreement were $150,000, all of which were unsecured, and bore interest at a rate of 5.73% per annum. No interest was paid on the borrowings during the year ended December 31, 2006.

On January 8, 2007, we converted the $150,000 of unsecured borrowings to secured borrowings under the credit agreement at an interest rate of 5.47% per annum, at which time approximately $157,950 of our investments served as collateral for the secured borrowings under the credit agreement.

5. Special Legal and Other Investigation Costs

Consistent with our accounting policy for contingent liabilities, we periodically reassess the probable and estimable legal costs associated with a claim or a potential claim. As of December 31, 2006, we had an accrual of $148 for estimated costs associated with the U.S. Department of Justice ("DOJ") investigation of us, the inquiry initiated by the SEC into the allegations investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us and certain of our current and former officers and directors (collectively, the "Actions"). In the year ended December 31, 2006, we were billed $279 for legal costs associated with the Actions. We recorded a net charge of $1,219 in the year ended December 31, 2005 for estimated legal costs associated with the Actions, and we were billed $5,117 for those legal costs during 2005. In accordance with the financial accounting standards for loss contingencies, we have accrued what we believe to be a reasonable estimate of costs that are probable we will incur.

6. Financial Aid Programs

We participate in various federal student financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended ("HEA"). Approximately 57% of our 2006 revenue, determined on a cash accounting basis as defined by the ED regulations, was indirectly derived from funds distributed under these programs.

We administer the Title IV Programs in separate accounts as required by government regulation. We are required to administer the funds in accordance with the requirements of the HEA and the ED's regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event we do not comply with federal requirements, or if student loan default rates rise to a level considered excessive by the federal government, we could lose our eligibility to participate in Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Our management believes that we are in substantial compliance with the federal requirements.

7. Investments

The following table sets forth how our investments were classified on our Consolidated Balance Sheets as of the dates indicated:

	As of December 31,					
	2006			2005		
	Available-For-Sale	Held-to-Maturity	Total	Available-For-Sale	Held-to-Maturity	Total
Short-term investments	$185,535	$9,472	$195,007	$382,915	$ 5,237	$388,152
Non-current investments	—	—	—	—	9,538	9,538
	$185,535	$9,472	$195,007	$382,915	$14,775	$397,690

The following table sets forth the aggregate fair market value of our available-for-sale investments and aggregate amortized cost of our held-to-maturity investments as of the dates indicated:

	As of December 31,	
	2006	2005
Available-for-Sale Investments:		
Auction rate equity securities	$ 21,300	$ 43,300
Auction rate debt securities andvariable rate demand notes	164,235	339,615
	$185,535	$382,915
Held-to-Maturity Investments:		
Marketable debt securities	$ 9,472	$ 14,775

We had no material gross unrealized holding or realized gains (losses) from our investments in auction rate securities and variable rate demand notes in the years ended December 31, 2006, 2005 and 2004. All income generated from those investments was recorded as interest income.

The components of investment income included in interest income, net in the Consolidated Statements of Income for the periods indicated were as follows:

	Year Ended December 31,		
	2006	2005	2004
Net realized gains on the sale of investments	$ 63	$ 109	$ 19
Interest income	8,288	8,826	4,356
Change in net unrealized holding (loss)	—	—	(29)
	$8,351	$8,935	$4,346

The following table sets forth the contractual maturities of our debt securities classified as available-for-sale and held-to-maturity as of December 31, 2006:

Contractual Maturity	Available-for-Sale	Held-to-Maturity
Due within five years	$ 3,500	$9,472
Due after five years through ten years	13,235	—
Due after ten years	147,500	—
	$164,235	$9,472

8. Property and Equipment

The following table sets forth our property and equipment, net, as of the dates indicated:

	As of December 31,	
	2006	2005
Furniture and equipment	$116,447	$ 122,884
Buildings and building improvements	78,281	55,603
Leasehold improvements	8,086	6,731
Software	15,544	15,506
Construction in progress	832	8,532
Land and land improvements	28,719	24,943
	247,909	234,199
Less: Accumulated depreciation	(99,498)	(106,793)
Property and equipment, net	$148,411	$ 127,406

Software includes purchased and internally developed software. Accumulated depreciation includes accumulated amortization of capitalized software of $7,830 at December 31, 2006 and $7,088 at December 31, 2005. We recorded software amortization expense of $3,808 in the year ended December 31, 2006, $2,147 in the year ended December 31, 2005, and $2,380 in the year ended December 31, 2004. We recorded depreciation and amortization expense for furniture and equipment, leasehold improvements and buildings and building improvements in the amount of $17,833 in the year ended December 31, 2006, $15,672 in the year ended December 31, 2005 and $15,869 in the year ended December 31, 2004.

9. Income Taxes

The following table sets forth the components of the provision for income taxes for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Current income tax expense:			
U.S. federal	$62,464	$51,108	$36,471
State and local	10,606	8,239	6,358
Total	73,070	59,347	42,829
Deferred income tax expense (benefit):			
U.S. federal	(1,546)	4,365	4,413
State and local	(413)	867	877
Total	(1,959)	5,232	5,290
Total provision for income taxes	$71,111	$64,579	$48,119

The following table sets forth the components of our deferred income tax assets (liabilities) as of the dates indicated:

	As of December 31,	
	2006	2005
Direct marketing costs	$ (8,441)	$ (6,860)
Capitalized software	(3,018)	(3,302)
Deferral of book costs	(1,601)	(1,551)
Property and equipment	(3,150)	(4,383)
Pension	(2,564)	(6,950)
Other	(474)	—
Gross deferred tax liabilities	(19,248)	(23,046)
Deferred revenue	1,941	1,708
Minimum pension liability	—	3,883
Legal accrual	980	971
Compensation and benefits	2,945	2,194
Stock-based compensation	883	—
Operating leases	1,997	1,584
Other	1,560	1,533
Gross deferred tax assets	10,306	11,873
Net deferred income tax (liability)	$ (8,942)	$(11,173)

The difference between the U.S. federal statutory income tax rate and our effective income tax rate as a percentage of income for the periods indicated is reconciled in the following table:

	Year Ended December 31,		
	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.6%	3.4%	3.9%
Other	(1.1%)	(1.3%)	0.1%
Effective income tax rate	37.5%	37.1%	39.0%

In 2006 and 2005, our tax exempt investment income was greater than in prior years, which had a favorable effect on our effective income tax rate in 2006 and 2005 compared to 2004. We also implemented certain state tax planning strategies during 2005 which resulted in a decrease in our state income tax rate.

10. Employee Benefit Plans

Employee Pension Benefits. Our ESI Pension Plan, a non-contributory defined benefit pension plan, commonly referred to as a cash balance plan, covers substantially all of our employees who began their employment with us prior to June 2, 2003. This plan provides benefits based on an employee's annual earnings times an established percentage of pay determined by the employee's age and years of benefit service. Effective June 2, 2003, we closed participation in the ESI Pension Plan to all new employees. Employees who begin their employment with us on or after June 2, 2003 do not participate in the ESI Pension Plan.

Our ESI Excess Pension Plan, a nonqualified, unfunded retirement plan, covers a select group of our management. This plan provides for payment of those benefits at retirement that cannot be paid from the ESI Pension Plan due to federal statutory limits on the amount of benefits that can be paid and compensation that can be recognized under a tax-qualified retirement plan. The purpose of the ESI Excess Pension Plan is to restore benefits earned, but not available, to eligible employees under the ESI Pension Plan due to federal limitations on the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan.

The benefit accruals under the ESI Pension Plan and the ESI Excess Pension Plan for all participants in those plans were frozen effective March 31, 2006, such that no further benefits accrue under those plans after March 31, 2006. Participants in those plans, however, continue to be credited with vesting service and interest according to the terms of the ESI Pension Plan and the ESI Excess Pension Plan.

All information below is based on an actuarial valuation date as of September 30.

Our accumulated benefit obligation was $54,743 at December 31, 2006 and $51,801 at December 31, 2005.

The following table sets forth the change in projected benefit obligation for the periods indicated:

	Year Ended December 31,	
	2006	2005
Projected benefit obligation at beginning of year	$59,169	$ 48,379
Service cost	1,670	6,935
Actuarial loss	689	3,169
Interest cost	3,005	2,848
Benefits paid	(2,372)	(2,162)
Plan amendments	(7,418)	—
Projected benefit obligation at end of year	54,743	59,169
Fair value of plan assets at end of year	61,364	44,789
Funded status at end of year	$ 6,621	$(14,380)

The following table sets forth the change in plan assets for the periods indicated:

	Year Ended December 31,	
	2006	2005
Fair value of plan assets at beginning of year	$44,789	$32,340
Actual return on plan assets	3,947	2,816
Employer contributions	15,000	11,795
Benefits paid	(2,372)	(2,162)
Fair value of plan assets at end of year	$61,364	$44,789

The following table sets forth the fair value of total plan assets by major asset category as of the measurement date used for the periods indicated:

	Year Ended December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
Cash and cash equivalents	$ 420	1%	$ 375	1%
Mutual funds	37,426	61%	28,498	64%
Common stocks	22,382	36%	14,841	33%
Foreign equities	1,136	2%	1,075	2%
Total	$61,364	100%	$44,789	100%

The following table sets forth the amounts recognized in our Consolidated Balance Sheets as of the dates indicated:

	As of December 31, 2006	As of December 31, 2005
Current assets	$ —	$ 4,484
Non-current assets	8,277	—
Current liabilities	—	—
Non-current (liabilities)	(1,656)	(11,665)
Total	$ 6,621	$ (7,181)

The following table sets forth the amounts recognized in accumulated other comprehensive income, pre-tax, in our Consolidated Balance Sheets as of the dates indicated:

	As of December 31, 2006	As of December 31, 2005
Net loss	$10,748	$ —
Prior service cost	—	—
Additional minimum liability	—	9,899
Total	$10,748	$9,899

The following table sets forth the components of net periodic pension benefit cost for the periods indicated:

	Year Ended December 31, 2006	2005	2004
Service cost	$ 1,670	$ 6,935	$ 6,539
Interest cost	3,005	2,848	2,261
Expected return on assets	(4,443)	(3,247)	(2,238)
Recognized net actuarial loss	823	1,425	1,150
Amortization of prior service cost	(22)	(88)	(88)
Net periodic benefit cost	$ 1,033	$ 7,873	$ 7,624
FAS 88 curtailment gain	(684)	—	—
Total benefit cost	$ 349	$ 7,873	$ 7,624

The amount of net loss and prior service cost in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during fiscal year 2007 are $552 and $0, respectively.

The incremental effect of applying SFAS No. 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006 is as follows:

	Before Application of SFAS No. 158 (without AML Adjustment)	Adjustment for Additional Minimum Liability ("AML")	Before Application of SFAS No. 158 (with AML Adjustment)	SFAS No. 158 Adoption Adjustment	After Application of SFAS No. 158
Prepaid/(Accrued)	$ 7,470	$ 9,873	$17,343	$(10,722)	$ 6,621
Intangible asset	—	—	—	—	—
Deferred tax asset	3,883	(3,883)	—	4,215	4,215
AOCI (1) (net of tax)	(6,016)	6,016	—	(6,533)	(6,533)
AOCI (1) (pre-tax)	(9,899)	9,873	(26)	(10,722)	(10,748)

(1) Accumulated other comprehensive income (loss).

The weighted-average assumptions used to determine benefit obligations as of September 30, 2006 and 2005 are as follows:

	2006	2005
Discount rate	5.75%	5.50%
Rate of compensation increase	4.50%	4.50%

The weighted-average assumptions used to determine net periodic pension cost in the years ended September 30, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	5.50%	5.75%	6.00%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.50%	4.50%	4.50%

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period for employees expected to receive benefits under the pension plans, as permitted under Paragraph 26 of SFAS No. 87, "Employers' Accounting for Pensions."

The following table sets forth the benefit payments that we expect to pay from the pension plans in the periods indicated:

Year	Amount
Fiscal 2007	$ 3,100
Fiscal 2008	$ 3,200
Fiscal 2009	$ 4,000
Fiscal 2010	$ 3,300
Fiscal 2011	$ 4,100
Fiscal 2012 - 2016	$21,100

We invest plan assets based on a total return on investment approach, pursuant to which the plan assets include a diversified blend of equity and fixed income investments toward a goal of maximizing the long-term rate of return without assuming an unreasonable level of investment risk. We determine the level of risk based on an analysis of plan liabilities, the extent to which the value of the plan assets satisfies the plan liabilities and our financial condition. Our investment policy includes target allocations ranging from 30% to 70% for equity investments, 20% to 60% for fixed income investments and 0% to 50% for cash equivalents. The equity portion of the plan assets represents growth and value stocks of small, medium and large companies. We measure and monitor the investment risk of the plan assets both on a quarterly basis and annually when we assess plan liabilities.

We use a building block approach to estimate the long-term rate of return on plan assets. This approach is based on the capital market principle that the greater the volatility, the greater the return over the long term. An analysis of the historical performance of equity and fixed income investments, together with current market factors such as the inflation and interest rates, are used to help us make the assumptions necessary to estimate a long-term rate of return on plan assets. Once this estimate is made, we review the portfolio of plan assets and make adjustments thereto that we believe are necessary to reflect a diversified blend of equity and fixed income investments that is capable of achieving the estimated long-term rate of return without assuming an unreasonable level of investment risk. We also compare the portfolio of plan assets to those of other pension plans to help us assess the suitability and appropriateness of the plan investments.

We determine our discount rate by using the Moody's Aa corporate bond rate as of our actuarial valuation date. The average lives of the bonds used to determine this benchmark rate approximate the periods represented in our pension plan actuarial valuation.

In January 2006, we contributed $15,000 to the ESI Pension Plan and do not expect to make any contribution to the ESI Pension Plan in 2007.

During 2006, prior to the adoption of SFAS No. 158, we decreased our minimum pension liability by $9,899 as a result of:

- funding the ESI Pension Plan with a $15,000 contribution; and
- refinements made to our future expected benefit payment assumptions due to freezing the Pension Plans.

We also recorded a corresponding $6,016 increase in shareholders' equity, which was net of a $3,883 deferred tax asset. During 2005, we increased our minimum pension liability by $798 as a result of:

- obtaining an investment return on plan assets that was less than our original estimates;
- a decrease in our discount rate; and
- refinements made to our future expected benefit payment assumptions.

We also recorded a corresponding $484 reduction in shareholders' equity, which was net of a $314 deferred tax asset.

Retirement Savings Plan. Our ESI 401(k) Plan, a defined contribution plan, covers substantially all of our employees. Prior to March 19, 2004, our contributions under the ESI 401(k) Plan were made in cash to a fund that invested in our common stock, which a plan participant could not redirect to other plan investment options until the participant reached age 55. All of our contributions under the ESI 401(k) Plan that we have made on and after March 19, 2004 have been in the form of cash to plan investment options directed by the participant.

Our ESI Excess Savings Plan, a nonqualified, unfunded deferred compensation plan, covers a select group of our management. The plan provides for salary deferral of contributions that the participants are unable to make under the ESI 401(k) Plan and our contributions that cannot be paid under the ESI 401(k) Plan due to federal statutory limits on the amount that an employee can contribute under a defined contribution plan. The practical effect of the ESI Excess Savings Plan is to provide a savings plan to all of our employees on a uniform basis.

The costs of providing the benefits under the ESI 401(k) Plan and ESI Excess Savings Plan (including certain administrative costs of the plans) were $3,836 in the year ended December 31, 2006, $3,761 in the year ended December 31, 2005, and $3,246 in the year ended December 31, 2004.

11. Commitments and Contingencies

As part of our normal operations, one of our insurers issues surety bonds for us that are required by various education authorities that regulate us. We are obligated to reimburse our insurer for any of those surety bonds that are paid by the insurer. As of December 31, 2006, the total face amount of those surety bonds was approximately $17,500. In addition, as of December 31, 2006, we provided irrevocable standby letters of credit in the amount of $1,477 to secure the payment of construction costs associated with a facility that we built in 2006 and the payment of our workers' compensation claims.

Lease Commitments. We lease our non-owned facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 10 years and we expect that:

- those leases will be renewed or replaced by other leases in the normal course of business;

- we may purchase the facilities represented by those leases; or
- we may purchase or build other replacement facilities.

There are no material restrictions imposed by the lease agreements, and we have not entered into any significant guarantees related to the leases. We are required to make additional payments under the operating lease terms for taxes, insurance and other operating expenses incurred during the operating lease period.

Rent expense under our operating leases was $27,866 in the year ended December 31, 2006, $30,038 in the year ended December 31, 2005, and $26,546 in the year ended December 31, 2004. Future minimum rental payments required under our operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006 are as follows:

2007	$ 26,926
2008	26,017
2009	19,633
2010	11,217
2011	7,120
2012 and thereafter	11,145
	$102,058

Future minimum rental payments related to equipment leases are not significant.

Contingent Liabilities. On March 4, 2005, we were served with a qui tam action that was filed on April 8, 2004 in the United States District Court for the Southern District of Indiana by a former employee ("relator") on behalf of himself and the federal government under the following caption: *United States of America ex rel. Robert Olson v. ITT Educational Services, Inc. d/b/a ITT Technical Institute* (the "Olson Action"). We were served with the Olson Action after the DOJ declined to intervene in the litigation. On June 24, 2005, the relator filed an amended complaint in the Olson Action. On January 9, 2006, the court dismissed the Olson Action without prejudice and gave the relator an opportunity to replead his complaint. On March 20, 2006, the relator filed a second amended complaint under seal. On April 18, 2006, the DOJ again declined to intervene in the litigation and the court unsealed the second amended complaint. In the second amended complaint, the relator alleges that we violated the False Claims Act, 31 U.S.C. § 3729, *et seq.*, by knowingly making and using false records and statements relating to, among other things, student recruitment, admission, enrollment, attendance, grading, testing, graduate placement, programs of study and course materials in order to fraudulently obtain student loans and tuition from the federal government. The complaint seeks an unspecified judgment and attorney's fees and costs. We intend to defend ourselves vigorously against the allegations in the complaint.

A qui tam action is a civil lawsuit brought by one or more individuals (a qui tam "relator") on behalf of the federal or state government for an alleged submission to the government of a false claim for payment. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the litigation. Whenever a relator files a qui tam action, the government typically initiates an investigation in order to determine whether to intervene in the litigation. If the government intervenes, it has primary control over the litigation. If the government declines to intervene, the relator may pursue the litigation on behalf of the government. If the government or the relator is successful in the litigation, the relator receives a portion of the government's recovery.

We cannot assure you of the ultimate outcome of any litigation involving us. Any litigation alleging violations of education or consumer protection laws and/or regulations, misrepresentation, fraud or deceptive practices may also subject our affected institutes to additional regulatory scrutiny.

FINANCIAL STATEMENT SCHEDULE

ITT EDUCATIONAL SERVICES, INC.
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2006
(Amounts in thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Balance at End of Period
Allowance for Doubtful Accounts:				
Year Ended December 31, 2006	$1,118	$10,862	$ (9,799)	$2,181
Year Ended December 31, 2005	$1,518	$10,679	$(11,079)	$1,118
Year Ended December 31, 2004	$1,644	$11,996	$(12,122)	$1,518
FFEL Reserve (1):				
Year Ended December 31, 2006	$ —	$ —	$ —	$ —
Year Ended December 31, 2005	$ —	$ —	$ —	$ —
Year Ended December 31, 2004	$ 32	$ (32)	$ —	$ —

(1) Represents Federal Family Education Loan/Perkins Loan programs. We no longer participate in the Perkins program.

QUARTERLY FINANCIAL RESULTS

ITT EDUCATIONAL SERVICES, INC.
QUARTERLY FINANCIAL RESULTS
FOR 2006 AND 2005
(Amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended				
	March 31	June 30	Sept. 30	Dec. 31	Year
2006 (a)					
Revenue	$176,315	$185,569	$189,667	$206,213	$757,764
Cost of educational services	90,404	92,514	84,554	89,379	356,851
Student services and administrative expenses	56,112	56,465	53,969	53,274	219,820
Special legal and other investigation costs (b)	(430)	—	—	—	(430)
Operating income	30,229	36,590	51,144	63,560	181,523
Interest income, net	2,507	2,010	1,740	1,847	8,104
Income before provision for income taxes	32,736	38,600	52,884	65,407	189,627
Provision for income taxes	12,262	14,489	19,832	24,528	71,111
Net income	$ 20,474	$ 24,111	$ 33,052	$ 40,879	$118,516
Earnings per share					
Basic	$ 0.46	$ 0.56	$ 0.79	$ 0.99	$ 2.77
Diluted	$ 0.45	$ 0.55	$ 0.77	$ 0.97	$ 2.72
2005					
Revenue	$160,153	$168,782	$176,764	$182,304	$688,003
Cost of educational services	80,121	81,795	81,407	85,020	328,343
Student services and administrative expenses	49,194	52,165	49,347	42,297	193,003
Special legal and other investigation costs (b)	7,712	—	(6,493)	—	1,219
Operating income	23,126	34,822	52,503	54,987	165,438
Interest income, net	1,714	2,205	2,064	2,870	8,853
Income before provision for income taxes	24,840	37,027	54,567	57,857	174,291
Provision for income taxes	9,812	14,626	20,154	19,987	64,579
Net income	$ 15,028	$ 22,401	$ 34,413	$ 37,870	$109,712
Earnings per share					
Basic	$ 0.33	$ 0.49	$ 0.74	$ 0.82	$ 2.38
Diluted	$ 0.32	$ 0.48	$ 0.73	$ 0.81	$ 2.33

(a) Effective January 1, 2006, we adopted SFAS No. 123R, which requires us to expense the fair value of stock-based compensation awards. Prior to 2006, we accounted for stock-based compensation in accordance with APB Opinion No. 25 and related interpretations. If the stock-based compensation expense in the year ended December 31, 2006 had been determined in accordance with APB Opinion No. 25, instead of SFAS No. 123R, our:

- operating income and income before taxes would have increased $3,067;
- income taxes would have increased $1,181;
- net income would have increased $1,886; and
- basic and diluted earnings per share would have increased $0.04.

See Notes 1 and 2 of the Notes to Consolidated Financial Statements for a discussion of our stock-based compensation.

(b) Accrued estimated legal and other investigation costs associated with the DOJ investigation, the inquiry initiated by the SEC into the allegations investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us and certain of our current and former executive officers and Directors.

DIRECTORS AND EXECUTIVE OFFICERS

Rene R. Champagne, age 65, has served as our Chairman since October 1994. Mr. Champagne will have served as our Chief Executive Officer from September 1985 until he steps down from that position effective April 1, 2007. Mr. Champagne has been a Director of ours since October 1985.

John F. Cozzi, age 45, has served as a managing director of AEA Investors LLC, a private equity firm, since January 2004. Mr. Cozzi served as a managing director of Arena Capital Partners, LLC, a private equity firm, from May 1999 through December 2003. Mr. Cozzi has been a Director of ours since October 2003.

John E. Dean, age 56, is an attorney who has specialized in higher education law since April 1985. Mr. Dean has been a partner at the Law Offices of John E. Dean since June 2005. He was a partner of the Dean Blakey law firm from June 2002 through May 2005. Mr. Dean was a partner at the Dean, Blakey & Moskowitz law firm from July 1995 through May 2002. Mr. Dean has also served as a principal of Washington Partners, LLC, a public affairs firm, since June 2002. Mr. Dean has been a Director of ours since December 1994.

James D. Fowler, Jr., age 62, served as senior vice president and director, human resources of ITT Industries, Inc., an industrial, commercial machinery and equipment company now known as ITT Corporation, from November 2000 until his retirement in October 2002. Mr. Fowler has been a Director of ours since April 1994.

Joanna T. Lau, age 48, has served as chairperson and chief executive officer of Lau Acquisition Corporation (doing business as LAU Technologies), a management consulting and investment firm, since March 1990. She is also a director of TD Banknorth Inc. Ms. Lau has been a Director of ours since October 2003.

Kevin M. Modany, age 40, will begin serving as our Chief Executive Officer on April 1, 2007. He has served as our President since April 2005. From April 2005 until his promotion to our Chief Executive Officer becomes effective on April 1, 2007, Mr. Modany also will have served as our Chief Operating Officer. From January 2003 through May 2005, he served as our Chief Financial Officer. From July 2002 through April 2005, Mr. Modany served as a Senior Vice President of ours. From June 2002 through December 2002, he served as our Director of Finance. Mr. Modany served as chief financial officer, chief operating officer and director of Cerebellum Software, Inc., a software development and professional services company, from October 2000 through May 2002. Mr. Modany has been a Director of ours since July 2006.

Thomas I. Morgan, age 53, served as chief executive officer of Hughes Supply, Inc. ("Hughes"), a diversified wholesale distributor of construction, repair and maintenance-related products, from May 2003 until his retirement in March 2006. Mr. Morgan also served as president of Hughes from March 2001 through April 2003. He is also a director of Rayonier, Inc., Waste Management, Inc. and Tech Data Corporation. Mr. Morgan has been a Director of ours since May 2006.

Samuel L. Odle, age 57, has served as president and chief executive officer of Methodist Hospital ("MH") and Indiana University Hospital ("IUH") and executive vice president of Clarian Health Partners ("Clarian"), an Indianapolis-based private, non-profit healthcare organization comprised of MH, IUH and Riley Hospital for Children, since July 2004. Mr. Odle served as chief administrative officer of MH and senior vice president of Clarian from January 1997 through June 2004. Mr. Odle has been a Director of ours since January 2006.

Vin Weber, age 54, has been a partner at Clark & Weinstock Inc., a management and public policy consulting firm, since 1994. He is also chairman of the National Endowment for Democracy, a public interest group. Mr. Weber is a senior fellow at the University of Minnesota's Humphrey Institute of Public Affairs and co-director of the Institute's Policy Forum. He is also a director of Lenox Group, Inc. Mr. Weber has been a Director of ours since December 1994.

John A. Yena, age 66, has served as chairman of the board of Johnson & Wales University ("J&W"), a postsecondary educational institution, since June 2004. Mr. Yena served as president and chief executive officer of J&W from June 1989 through May 2004. He is also a director of Bancorp Rhode Island, Inc. Mr. Yena has been a Director of ours since May 2006.

Jeffrey R. Cooper, age 55, has served as our Senior Vice President, Chief Compliance Officer since November 2004. Mr. Cooper served as vice president of Great American Financial Resources, Inc. ("GAFR"), the holding company for the annuity and life insurance operations of American Financial Group, from June 1999 through October 2004, and as chief compliance officer of GAFR from June 1997 through October 2004.

Clark D. Elwood, age 46, has served as a Senior Vice President of ours since December 1996, as our Secretary since October 1992 and as our General Counsel since May 1991.

Nina F. Esbin, age 50, has served as our Senior Vice President, Human Resources since January 2004. From January 2003 through December 2003, she served as our Vice President, Director Human Resources. Ms. Esbin was self-employed as a human resources consultant from December 2001 through December 2002.

Eugene W. Feichtner, age 51, has served as our Senior Vice President, Operations since March 2004. From March 2002 through February 2004, he served as our Vice President, National Operations Director. Mr. Feichtner served as a District Manager of ours from June 1989 through February 2002.

Daniel M. Fitzpatrick, age 47, has served as our Senior Vice President, Chief Financial Officer since June 2005. From July 1998 through May 2005, he served as senior vice president and controller of Education Management Corporation, a provider of postsecondary education.

William J. Gorge, age 41, has served as our Senior Vice President, Business Development since August 2006. From April 2005 through July 2006, he served as vice president, human resources of Guidant Sales Corp. ("GSC"), a subsidiary of Guidant Corporation, a developer, manufacturer and marketer of medical devices. Mr. Gorge served as vice president, finance and strategy of GSC from July 2002 through March 2005, and managing director, Guidant Australia and New Zealand from October 2000 through June 2002.

OFFICER CERTIFICATIONS

Our Chief Executive Officer and our Chief Financial Officer each have made the certifications required to be filed with the SEC regarding the quality of our public disclosure. Those certifications have been filed with the SEC as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. In addition, our Chief Executive Officer submitted the required annual certification to the NYSE in 2006 that he was not aware of any violation by us of the NYSE's corporate governance listing standards.



Officers of the Company

Front row, left to right: **Jeffrey R. Cooper**, Senior Vice President, Chief Compliance Officer; **William J. Gorge**, Senior Vice President, Business Development; **Eugene W. Feichtner**, Senior Vice President, Operations; **Daniel M. Fitzpatrick**, Senior Vice President, Chief Financial Officer; **Rene R. Champagne**, Chairman and Chief Executive Officer; **Kevin M. Modany**, President and Chief Operating Officer; **Nina F. Esbin**, Senior Vice President, Human Resources; **Clark D. Elwood**, Senior Vice President, General Counsel and Secretary

Back row, left to right: **Gary R. Carlson**, Vice President, Academic Affairs; **Barry S. Simich**, Vice President, Operations; **Martin Van Buren**, Vice President, Information Technology; **Glenn E. Tanner**, Vice President, Marketing; **Timothy A. Rauschenback**, Vice President, Online Operations; **Phillip B. Frank**, Vice President, Real Estate and Assistant General Counsel; **Angela K. Knowlton**, Vice President, Controller and Treasurer; *Not shown:* **John W. Hawthorne**, Vice President, Student Services



Board of Directors

- **Rene R. Champagne**, Chairman and Chief Executive Officer, ITT Educational Services, Inc.
- **Kevin M. Modany**, President and Chief Operating Officer, ITT Educational Services, Inc.
- **John F. Cozzi**, Managing Director, AEA Investors LLC
- **John E. Dean**, Partner in the Law Offices of John E. Dean
- **James D. Fowler**, Jr., retired Senior Vice President and Director, Human Resources, ITT Industries, Inc. (now known as ITT Corporation)
- **Joanna T. Lau**, Chairperson and Chief Executive Officer, Lau Technologies
- **Thomas I. Morgan**, Retired President and Chief Executive Officer, Hughes Supply, Inc.
- **Samuel L. Odle**, President and Chief Executive Officer of Methodist Hospital and Indiana University Hospital, and Executive Vice President of Clarian Health Partners
- **Vin Weber**, Partner, Clark & Weinstock Inc.
- **John A. Yena**, Chairman of the Board, Johnson & Wales University

ITT Educational Services, Inc. ITT

EDUCATION FOR THE FUTURE

QUALITY

COMPLIANCE AND

CUSTOMER SATISFACTION

headquarters:
13000 North Meridian Street ○ Carmel, IN 46032 ○ (317) 706-9200

END